Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222804

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

You are invited to attend a special meeting of shareholders of Integrity Bancshares, Inc., or Integrity, on April 10, 2018, at 4:00 p.m., Central Time, at Integrity’s headquarters, 4040 Washington Avenue, Houston, Texas 77007. At this special meeting, holders of record of shares of Integrity common stock will be asked to vote on a proposal to approve a reorganization agreement, which provides for the acquisition of Integrity by Independent Bank Group, Inc., or Independent, through certain merger transactions. Holders of record of Integrity common stock will also be asked to vote on a proposal to adjourn the special meeting to a later date if the Integrity board of directors determines such an adjournment is in the Integrity shareholders’ best interest.

If the reorganization agreement and the merger contemplated thereby are approved by the holders of the Integrity common stock and the merger is completed, each outstanding share of Integrity common stock will be converted into a fraction of a share of Independent common stock, rounded to the nearest hundred-thousandth of a share, and a cash payment determined as follows:

•	the fraction of a share of Independent common stock will be equal to 2,072,131, divided by the number of shares of Integrity common stock outstanding immediately prior to the effective time of the merger; and

•	the cash payment will be equal to $31.6 million (less the amount paid to cash out stock options and warrants to acquire shares of Integrity common stock or collectively, Integrity stock options, and less the amount by which Integrity’s adjusted tangible equity is less than $84.0 million on the fifth business day prior to the closing date of the merger, or the tangible equity determination date), divided by the number of shares of Integrity common stock outstanding immediately prior to the effective time of the merger.

The number of shares of Integrity common stock outstanding is expected to increase as a result of the exercise of Integrity stock options prior to the effective time of the merger.

Integrity shareholders will receive only whole shares of Independent common stock. Cash will be paid for any fraction of a share of Independent common stock issuable in exchange for all of an Integrity shareholder’s shares of Integrity common stock.

Independent’s common stock is listed on the Nasdaq Global Select Market under the symbol “IBTX.”

Management of Integrity anticipates that outstanding Integrity stock options to acquire 163,523 shares of Integrity common stock will be exercised prior to the tangible equity determination date and that outstanding Integrity stock options to acquire 64,000 shares will remain unexercised at the tangible equity determination date. The Integrity stock options to acquire 64,000 shares of Integrity common stock outstanding and unexercised immediately prior to the effective time of the merger will be automatically cashed out and will be entitled to receive an amount in cash equal to the per option share price multiplied by the total number of option shares held by such nonexercising option holder. The per option share price will vary per option holder and will equal the per share transaction value minus the applicable exercise price per option share. See “The Merger—Treatment of Shares of Integrity Stock Options” beginning on page 50.

If the merger occurs, and outstanding Integrity stock options to acquire 163,523 shares of Integrity common stock are exercised (which would result in 5,046,952 shares of Integrity common stock being outstanding), there are Integrity stock options to acquire 64,000 shares of Integrity common stock that remain unexercised on the tangible equity exercise date, and the Integrity adjusted tangible equity equals or exceeds $84.0 million on the tangible equity determination date, then, each of the then outstanding shares of Integrity common stock would be converted into 0.4106 of a share of Independent common stock and $6.11 in cash, which, based on the foregoing assumptions and the assumption that the value of a share of Independent common stock is $72.60 (the closing price of Independent common stock on February 23, 2018), represents a value of $35.91 per share of Integrity common stock. Integrity will not resolicit proxies from holders of its common stock in the event that the Integrity adjusted tangible equity is below $76.0 million on the tangible equity determination date and the cash portion of the merger consideration is adjusted downward because Integrity has no right to do so under the reorganization agreement. Once the holders of Integrity common stock have approved the reorganization agreement and the merger, Independent can terminate the transaction or require Integrity to complete the merger even if Integrity adjusted tangible equity is below $76.0 million, in which case the cash portion of the consideration to be paid in conversion of the outstanding shares of Integrity common stock upon the consummation of the merger could be significantly reduced. For further explanation regarding the number of shares of Integrity common stock that will be issued and outstanding on the merger’s effective date, the impact of the exercise of outstanding Integrity stock options on the number of shares of Integrity common stock that will be outstanding, the treatment of any Integrity stock options that are not exercised, how Integrity’s adjusted tangible equity will be calculated, the effect on the merger consideration if such adjusted tangible equity is less than $84.0 million on the tangible equity determination date, and other estimates, see “The Merger,” beginning on page 49 of this proxy statement/prospectus.

The vote of every holder of Integrity common stock is very important. Whether you plan to attend the special meeting, if you hold shares of Integrity common stock, please vote by completing and mailing the enclosed proxy card in the return envelope provided to you. We cannot complete the merger unless holders of at least two-thirds of the issued and outstanding shares of Integrity common stock vote to approve the reorganization agreement and the merger. Based on our reasons for the merger described in the accompanying proxy statement/prospectus, our board of directors believes that the transaction is fair, from a financial point of view, to and in the best interests of, the Integrity shareholders. Accordingly, our board of directors unanimously recommends that you vote “FOR” approval of the reorganization agreement and, if necessary, adjournment of the Integrity special meeting.

Charles M. Neff, Jr.

President and Chief Executive Officer

Integrity Bancshares, Inc.

An investment in Independent common stock in connection with the merger involves risks. See “Risk Factors” beginning on page 35.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. The securities that Independent is offering through this document are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus dated March 2, 2018, was first mailed to Integrity shareholders on March 6, 2018.

HOW TO OBTAIN ADDITIONAL INFORMATION

Certain business and financial information about Independent included in documents filed with the SEC has not been included in or incorporated by reference in this document. This information is described on page 119 under “Where You Can Find More Information.” You can obtain free copies of this information by writing or calling:

Independent Bank Group, Inc.

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

Attention: Michelle S. Hickox

Executive Vice President and Chief Financial Officer

(972) 562-9004

To obtain timely delivery of the documents before the special meeting of shareholders of Integrity, you must request the information by March 31, 2018.

If Integrity shareholders have specific questions about the merger or the Integrity special meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation for the Integrity special meeting, they may contact James M. McElray, Integrity’s Executive Vice President and Chief Financial Officer, at the following address or by calling the following telephone number:

Integrity Bancshares, Inc.

4040 Washington Avenue,

Houston, Texas 77007

(713) 335-8700

Integrity does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and, accordingly, does not file documents or reports with the SEC.

PLEASE NOTE

We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.

This proxy statement/prospectus has been prepared as of March 2, 2018. There may be changes in the affairs of Integrity or Independent after that date, that are not reflected in this document.

Integrity Bancshares, Inc.

4040 Washington Avenue

Houston, Texas 77007

(713) 335-8700

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the holders of Integrity common stock:

A special meeting of holders of Integrity common stock will be held on April 10, 2018, at 4:00 p.m., Central Time, at Integrity’s headquarters, 4040 Washington Avenue, Houston, Texas 77007, for the following purposes:

1. To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, or the reorganization agreement, dated as of November 28, 2017, by and between Independent Bank Group, Inc., or Independent, and Integrity Bancshares, Inc., or Integrity, pursuant to which Integrity will merge with and into Independent, all on and subject to the terms and conditions contained in the reorganization agreement, and the merger described therein; and

2. To consider and vote upon any proposal to adjourn the special meeting to a later date or dates if the board of directors of Integrity determines such an adjournment is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the special meeting to constitute a quorum or to approve the reorganization agreement.

No other business may be conducted at the special meeting.

All holders of Integrity common stock of record as of 5:00 p.m. on February 23, 2018, will be entitled to notice of the Integrity special meeting and will be entitled to vote at the Integrity special meeting and any adjournments thereof. The special meeting may be adjourned from time to time upon approval of holders of Integrity common stock without any notice other than by announcement at the meeting of the adjournment thereof, and any and all business for which notice is hereby given may be transacted at such adjourned meeting.

Holders of Integrity common stock have the right to dissent from the merger and obtain payment in cash of the appraised fair value of their shares of Integrity common stock under applicable provisions of the Texas Business Organizations Code, or TBOC. In order for a holder of Integrity common stock to perfect his or her right to dissent, such holder must carefully follow the procedure set forth in the TBOC. A copy of the applicable statutory provisions of the TBOC is included as Appendix C to the accompanying proxy statement/prospectus and a summary of these provisions can be found under the caption “The Merger—Dissenters’ Rights of Integrity Shareholders,” beginning on page 93 of the proxy statement/prospectus. The merger may not be completed if the holders of more than 5% of the outstanding shares of Integrity common stock exercise dissenters’ rights.

If you have any questions concerning the merger or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus, need a proxy card or need help voting your shares of Integrity common stock, please contact James M. McElray, Integrity’s Executive Vice President and Chief Financial Officer, at (713) 335-8700.

By Order of the Board of Directors,

Charles M. Neff, Jr.

President and Chief Executive Officer

Houston, Texas

March 2, 2018

The board of directors of Integrity unanimously recommends that holders of record of Integrity common stock entitled to vote at the Integrity special meeting vote “FOR” the proposals to approve the reorganization agreement and the merger and any adjournment of the Integrity special meeting if such adjournment is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the Integrity special meeting to constitute a quorum or to approve the reorganization agreement.

Your Vote is Very Important

A proxy card is enclosed. Whether or not you plan to attend the Integrity special meeting, if you are a holder of shares of Integrity common stock please vote by completing, signing and dating the proxy card and promptly mailing it in the enclosed envelope. You may revoke your proxy in the manner described in the proxy statement/prospectus at any time before it is exercised. If you are a holder of shares of Integrity common stock and attend the Integrity special meeting, you may vote in person if you desire, even if you have previously returned your proxy card.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are some questions that you may have regarding the Agreement and Plan of Reorganization, or the reorganization agreement, dated as of November 28, 2017, by and between Independent Bank Group, Inc., or Independent, and Integrity Bancshares, Inc., or Integrity, and the special meeting, and brief answers to those questions. Independent and Integrity advise you to read carefully the remainder of this proxy statement/prospectus because the information contained in this section does not provide all of the information that might be important to you with respect to the merger and the special meeting. Additional important information is also referred to under the caption “Where You Can Find More Information” beginning on page 119.

Q.	Why am I receiving this proxy statement/prospectus?

A:	Integrity is sending these materials to the holders of record of shares of Integrity common stock as of 5:00 p.m. on February 23, 2018 in accordance with the requirements of the Texas Business Organizations Code, the TBOC, and the federal securities law and to help the holders of record of shares of Integrity common stock decide how to vote their shares of Integrity common stock with respect to the proposal to approve the reorganization agreement and the merger and other matters to be considered at the Integrity special meeting, and to solicit their proxies in respect of the Integrity special meeting.

This document constitutes both a proxy statement of Integrity and a prospectus of Independent. It is a proxy statement because the board of directors of Integrity is soliciting proxies from Integrity’s shareholders using this document. It is a prospectus because Independent is offering shares of its common stock to Integrity shareholders as part of the merger consideration to be provided to holders of Integrity common stock in the merger.

Q:	What are Integrity shareholders being asked to vote upon?

A:	Integrity is proposing to be acquired by Independent through certain merger transactions. As part of the overall transaction, the holders of Integrity common stock are being asked to consider and vote on the following two proposals:

Proposal One: to approve the reorganization agreement, pursuant to which Integrity will merge with and into Independent, with Independent being the surviving entity following the merger, which transaction is referred to herein as the merger and is further described in the section entitled “The Merger” beginning on page 49; and

Proposal Two: to approve the adjournment of the Integrity special meeting to a later date or dates if the board of directors of Integrity determines it is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the Integrity special meeting to constitute a quorum or to approve the reorganization agreement.

No other business may be conducted at the Integrity special meeting.

Q:	What will happen in the merger?

A:

In the merger, Integrity will be merged with and into Independent, with Independent being the surviving entity. At the effective time of the merger, Integrity will cease to exist. Immediately following the merger, Integrity Bank will be merged with and into Independent Bank, with Independent Bank being the surviving bank. Integrity Bank will cease to exist after the bank merger occurs. Integrity Bank is a Texas state savings bank headquartered in Houston, Texas, and is a wholly owned subsidiary of Integrity. Independent Bank is a commercial bank headquartered in McKinney, Texas, and is a wholly owned subsidiary of Independent. Upon the merger of Integrity with and into Independent, the then outstanding shares of Integrity common stock and the then outstanding and unexercised options and warrants to purchase shares of Integrity common stock, or collectively, Integrity stock options, will be converted into the right to receive the consideration described below. For ease of reference: (i) the merger of Integrity with and into Independent is referred to in this proxy statement/prospectus as the “merger” and (ii) the merger of Integrity Bank with and into Independent Bank is referred to in this proxy statement/prospectus as the “bank merger.”

Q:	What is the aggregate amount of consideration that Independent will pay in the merger?

A:	The aggregate merger consideration to be issued and paid in exchange for the shares of Integrity common stock outstanding immediately prior to the merger’s effective time will consist of:

•	2,072,131 shares of Independent common stock; and

•	$31.6 million in cash (less the amount paid to holders of unexercised Integrity stock options and less the amount by which Integrity’s adjusted tangible equity is less than $84.0 million on the tangible equity determination date).

The number of shares of Independent common stock to be issued and the amount of cash to be paid by Independent for each share of Integrity common stock will depend on the number of Integrity stock options that are exercised before closing and thus the total number of shares of Integrity common stock that are outstanding as of the closing. If, as anticipated, outstanding Integrity stock options to purchase 163,523 shares of Integrity common stock are exercised and, therefore, the number of shares of Integrity common stock was equal to 5,046,952 shares as of closing, there are Integrity stock options to purchase 64,000 shares of Integrity common stock that remain outstanding and unexercised on the tangible equity determination date and that the aggregate amount to be paid to cash out such unexercised Integrity stock options is $790,124, and Integrity’s tangible equity equaled or exceeded $84.0 million on the tangible equity determination date, each share of Integrity common stock would be exchanged for 0.4106 of a share of Independent common stock and $6.11 in cash. However, as a consequence of not knowing the exact fraction of a share of Independent common stock that will be exchanged for each share of Integrity common stock in connection with the merger and because the price per share of Independent common stock will fluctuate between now and the effective date of the merger, the holders of Integrity common stock will not know the exact value of the Independent common stock, and, therefore, the exact value of the per share merger consideration, that the holders of shares of Integrity common stock will receive for each such share in the merger until the merger’s effective date.

Q:	How will the per share merger consideration be calculated?

A:	Upon the merger becoming effective, each share of Integrity common stock will be converted into a fraction of a share of Independent common stock, rounded to the nearest hundred-thousandth of a share, and a cash payment determined as follows:

•	the fraction of a share of Independent common stock will be equal to 2,072,131, divided by the number of shares of Integrity common stock outstanding immediately prior to the effective time of the merger; and

•	the cash payment will be equal to $31.6 million (less the amount paid to cash out Integrity stock options and less the amount by which Integrity’s adjusted tangible equity is less than $84.0 million on the tangible equity determination date), divided by the number of shares of Integrity common stock outstanding immediately prior to the effective time of the merger.

The number of shares of Integrity common stock outstanding is expected to increase by 163,523 as a result of the exercise of Integrity stock options prior to the merger’s effective time.

As noted, the per share merger consideration is dependent in part upon the number of shares of Integrity common stock outstanding at the effective time of the merger. Integrity currently estimates that outstanding Integrity stock options to purchase 163,523 shares of Integrity common stock will be exercised, and that, as a result, 5,046,952 shares of Integrity common stock will be issued and outstanding and Integrity stock options to purchase 64,000 shares of Integrity common stock will remain outstanding and unexercised at the effective time of the merger. The reorganization agreement provides for the cashout of any Integrity stock options that are outstanding and unexercised in connection with the merger. For more detail on these estimates, please see “The Merger—Estimated Number of Shares of Integrity Common Stock to be Issued and Outstanding on the Closing Date” beginning on page 50.

Q:	What is the value of the merger consideration that Integrity’s shareholders will receive as a result of the merger?

A:	Assuming that the necessary shareholder and regulatory approvals are obtained and the merger is completed, there are 5,046,952 shares of Integrity common stock outstanding immediately prior to the merger (which is expected to be the case assuming that Integrity stock options to purchase 163,523 shares of Integrity common stock are exercised prior to the tangible equity determination date and that outstanding Integrity stock options to purchase 64,000 shares of Integrity common stock remain outstanding and unexercised resulting in a payment to cash out such unexercised Integrity stock options in the amount of $790,124, and the adjusted tangible equity of Integrity is at least $84.0 million at the tangible equity determination date, then each share of Integrity common stock then outstanding would be exchanged for 0.4106 of a share of Independent common stock and $6.11 per share in cash. Independent’s common stock is listed on the Nasdaq Global Select Market under the symbol “IBTX.”

Based on the assumptions set forth above and the closing price of Independent’s common stock as of February 23, 2018, of $72.60 per share, we estimate Integrity shareholders would receive merger consideration with a value of $35.91 for each share of Integrity common stock they hold immediately prior to the effective time of the merger and with an aggregate value to all holders of Integrity common stock of $181.3 million. The aggregate value of the shares of Independent common stock to be issued to the Integrity shareholders in connection with the merger and the value of the fraction of a share of Independent common stock to be issued in exchange for each share of Integrity common stock in connection with the merger will increase or decrease between the date hereof and the effective time of the merger depending on a number of factors, including fluctuations in the market price of Independent common stock and the number of shares Integrity common stock outstanding immediately prior to the merger’s effective time.

For further explanation of how the Integrity’s adjusted tangible equity will be calculated, the effect on the merger consideration to be paid if Integrity’s adjusted tangible equity is less than $84.0 million on the tangible equity determination date, the number of shares of Integrity common stock that will be issued and outstanding immediately prior to the merger’s effective time, and other estimates, please refer to “The Merger” beginning on page 49 of this proxy statement/prospectus.

Q:	Under what circumstances would the cash portion of the merger consideration be adjusted?

A:	The amount of aggregate cash consideration paid by Independent would be reduced if Integrity’s tangible equity, as calculated pursuant to the reorganization agreement, is less than $84.0 million on the tangible equity determination date. Under those circumstances, the aggregate cash consideration would be reduced by the difference between $84.0 million and the amount of Integrity’s tangible equity on that date. If the tangible equity of Integrity is less than $76.0 million on the closing date, Independent would not be obligated to consummate the transaction under the terms of the reorganization agreement.

As noted above, pursuant to the terms of the reorganization agreement, the amount of aggregate cash consideration paid by Independent to shareholders of Integrity will also be reduced by the aggregate amount of cash paid by Independent to the holders of Integrity stock options who do not exercise their Integrity stock options by the tangible equity determination date. Management estimates that Integrity stock options to acquire 64,000 shares of Integrity common stock will remain outstanding and unexercised on the tangible equity determination date. In this event, and based on the assumptions set forth above, the aggregate payment to cash out such unexercised Integrity stock options would be $790,124 and the cash portion of the merger consideration would be reduced from $31.6 million to approximately $30.8 million.

Q:	What consideration will holders of outstanding Integrity stock options receive in the merger?

A:	Management of Integrity anticipates that Integrity stock options to purchase 64,000 shares of Integrity common stock will remain outstanding and unexercised on the tangible equity determination date. The reorganization agreement provides that if any Integrity stock options remain unexercised prior to the tangible equity determination date, then Independent will pay to the holder of each Integrity stock option outstanding and unexercised at the effective time of the merger an amount of cash equal to the per option share price multiplied by the total number of option shares held by such nonexercising option holder. Based on the assumptions set forth above, the aggregate payment to cash out Integrity stock options to acquire 64,000 shares of Integrity common stock would be $790,124. See “The Merger—Treatment of Integrity Stock Options” beginning on page 50 for additional information regarding the cashout of the Integrity stock options and the calculation of the amount to be paid by Independent to cash out the unexercised Integrity stock options in connection with the merger.

Q:	Are there other financial aspects of the merger?

A.	Yes. If Integrity’s tangible equity is greater than $84.0 million on the tangible equity determination date, then on the day prior to the closing date, Integrity may distribute to its shareholders an amount equal to the difference between the actual amount of Integrity tangible equity on the tangible equity determination date minus $84.0 million.

Q:	What is Integrity’s current tangible equity? Are there factors that could change the tangible equity prior to the closing date?

A:	As of December 31, 2017, the tangible equity of Integrity (calculated in accordance with GAAP) was $85.8 million. Pursuant to the terms of the reorganization agreement, the adjusted tangible equity of Integrity as of the tangible equity determination date will be determined from Integrity’s financial statements prepared in accordance with generally accepted accounting principles, consistently applied, or GAAP, adjusted as provided for below. Any unrealized gains or losses in investment securities will be excluded from the calculation of adjusted tangible equity.

For purposes of determining the estimated tangible equity of Integrity, that amount of Integrity’s tangible equity will be increased by the amount of the consolidated net income of Integrity or decreased by the amount of the consolidated net loss of Integrity from January 1, 2018, through the tangible equity determination date and reduced by the amount of certain costs and expenses to be incurred by Integrity in connection with the merger. Integrity currently estimates that it will have consolidated net income of between $3.4 million and $3.6 million from January 1, 2018, through April 24, 2018, which would be the tangible equity determination date assuming that the closing date of the merger will be April 30, 2018, and the effective date of the merger will be May 1, 2018, which is the date that Independent and Integrity hope to complete the merger, although delays could occur. The tangible equity of Integrity will be increased by the proceeds received from the exercise of the Integrity stock options.

The table set forth below shows the range of estimates for the amounts that will affect the calculation of Integrity’s adjusted tangible equity, assuming the closing of the merger occurs on April 30, 2018:

	Low Range	High Range
Tangible equity of Integrity as of December 31, 2017	$85.8	$85.8
Estimated consolidated net income of Integrity for the period from January 1, 2018, through April 24, 2018	3.4	3.6
Capital from assumed exercise of Integrity stock options	4.6	5.8
Estimated costs and expenses of Integrity and Integrity Bank related to the merger and other agreed upon items, on an after tax equivalent basis	(9.6)	(10.3)

Estimated tangible equity of Integrity as of April 24, 2018	$84.2	$84.9

If Integrity achieves the estimates in the range set forth above, Integrity’s adjusted tangible equity as of the closing date would be greater than $84.0 million, and, thus, the cash portion of the merger consideration would not be adjusted downward for a shortfall in adjusted tangible equity. No upward adjustment of the merger consideration will be made as a result of Integrity adjusted tangible equity exceeding $84.0 million at the tangible equity determination date. However, if Integrity’s tangible equity is greater than $84.0 million on the tangible equity determination date, then on the day prior to the closing date, Integrity may distribute to its shareholders an amount equal to the difference between the actual amount of Integrity tangible equity on the tangible equity determination date less $84.0 million.

The amounts in the table above are only estimates and are based upon several assumptions, many of which are beyond the control of Integrity and Integrity Bank. Accordingly, the actual amount of Integrity’s adjusted tangible equity at the tangible equity determination date may vary from these estimated amounts. Integrity will not resolicit proxies from holders of its common stock in the event that Integrity adjusted tangible equity is below $76.0 million on the tangible equity determination date and the cash portion of the merger consideration is adjusted downward as Integrity has no right to do so under the reorganization agreement. For more information regarding how the Integrity adjusted tangible equity will be calculated and how Integrity has estimated what that amount will be on or about May 1, 2018, the date on which Independent and Integrity hope to complete the merger, please see “The Merger—Possible Downward Adjustment to the $31.6 million Merger Consideration” beginning on page 50.

Q:	Will the holders of Integrity common stock know, at the time of or prior to the Integrity special meeting, the exact fraction of a share of Independent common stock, the value of such fraction of a share or the cash payment amount that they will receive for each share of Integrity common stock they hold?

A:

No. Because of a potential downward adjustment to the cash consideration and the possibility that not all of the Integrity stock options will be exercised and the attendant uncertainty in the number of shares of Integrity common stock that will be outstanding immediately prior to the effective time of the merger and the amount of cash to be paid to any such nonexercising option holders, Integrity shareholders will not know the exact fraction of a share of Independent common stock or the cash payment that Integrity shareholders will receive for each share of Integrity common stock (including the shares of Integrity common stock issued upon the exercise of outstanding Integrity stock options prior to closing) held by holders of Integrity common stock immediately prior to the effective time of the merger at the time that the Integrity shareholders vote on the reorganization agreement. As a consequence of not knowing the exact fraction of a share of Independent common stock and cash payment that will be exchanged for each share of Integrity common stock in connection with the merger and because the price per share of Independent common stock will fluctuate between now and the effective date of the merger, the holders of Integrity common stock will not know, at the time of or prior to the Integrity special meeting, the exact value of the merger consideration they will receive in the merger.

Q:	Do Integrity shareholders have a choice of the form of consideration that they will receive in the merger?

A:	No. In accordance with the reorganization agreement, each share of Integrity common stock (including shares of Integrity common stock issued upon the exercise of outstanding options to purchase Integrity common stock prior to closing) will be exchanged for a fraction of a share of Independent common stock and a cash payment.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger on May 1, 2018, although delays could occur.

Q:	Are there any risks I should consider in deciding whether I will vote for the reorganization agreement and the merger?

A:	Yes. Set forth under the heading of “Risk Factors,” beginning on page 35, are a number of risk factors that you should consider carefully.

Q:	When and where will the special shareholders’ meeting be held?

A:	The Integrity special shareholders’ meeting is scheduled to take place at 4:00 p.m., Central Time, on April 10, 2018, at Integrity’s headquarters, 4040 Washington Avenue, Houston, Texas 77007.

Q:	Who is entitled to vote at the special meeting?

A:	The holders of record of Integrity common stock, as of 5:00 p.m. on February 23, 2018, which is the date that Integrity’s board of directors has fixed as the record date for the Integrity special meeting, or the Integrity record date, are entitled to vote at the Integrity special meeting.

Q:	What are my choices when voting?

A:	With respect to each of the proposals, holders of common stock are entitled to vote may vote for, against or abstain from voting on the proposals in question presented at the Integrity special meeting.

Q:	What votes are required for approval of the reorganization agreement and the merger?

A:	Approval of the reorganization agreement and the merger by Integrity shareholders requires the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Integrity common stock on the Integrity record date, or at least 3,271,897 shares of Integrity common stock.

Q:	What votes are required to adjourn the special meeting?

A:	Adjournment of the Integrity special meeting requires the approval of the holders of a majority of the shares of Integrity common stock present or represented by proxy at the Integrity special meeting.

Q:	How does the board of directors of Integrity recommend that I vote at the special meeting?

A:	The board of directors of Integrity unanimously recommends that Integrity shareholders vote their shares as follows:

Proposal One: FOR the approval of the reorganization agreement and the merger; and

Proposal Two: FOR the adjournment of the Integrity special meeting to a later date or dates if the board of directors of Integrity determines it is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the Integrity special meeting to constitute a quorum or to approve the reorganization agreement and the merger.

Q:	Do I have any rights to avoid participating in the merger?

A:	Each holder of Integrity common stock has the right to dissent from the merger and seek payment of the appraised fair value of his or her shares of Integrity common stock in cash. In order for a shareholder of Integrity to perfect his or her right to dissent, such shareholder must:

•	deliver to Integrity a written objection to the merger prior to the Integrity special meeting that states that such shareholder will exercise his or her right to dissent if the reorganization agreement and the merger are approved and the merger is completed;

•	vote his or her shares of Integrity common stock against approval of the reorganization agreement and the merger at the Integrity special meeting;

•	not later than the 20th day after Independent sends such shareholder notice that the merger was completed, deliver to Independent a written demand for payment of the fair value of his or her shares of Integrity common stock that states the number of shares of Integrity common stock the shareholder owns (i.e., that states that he or she owns a particular number of the shares of Integrity common stock), his or her estimate of the fair value of such shares and an address to which a notice relating to the dissent and appraisal procedures may be sent; and

•	not later than the 20th day after he or she makes that demand, submit to Independent the certificates representing his or her shares of Integrity common stock.

The steps that a holder of Integrity common stock must follow to perfect his or her right of dissent are described in greater detail under the caption “The Merger—Dissenters’ Rights of Integrity Shareholders” starting on page 93, and this discussion is qualified by that description and by the text of the provisions of the TBOC relating to rights of dissent set forth in Appendix C hereto. The appraised fair value of any number of shares of Integrity common stock may be more or less than the value of the shares of the Independent common stock and cash payment that would be issued in exchange for that number of shares of Integrity common stock in the merger. If the holders of more than 5% of the outstanding shares of Integrity common stock dissent from the merger, Independent has the right to terminate the reorganization agreement and to not consummate the merger.

Q:	What happens if I transfer my shares after the record date for the special meeting?

A:	The record date for the Integrity special meeting is earlier than the expected date of completion of the merger. Therefore, if you transfer your shares of Integrity common stock after the record date, but prior to the effective time of the merger, you will retain the right to vote at the Integrity special meeting, but the right to receive the merger consideration will transfer with the shares of Integrity common stock.

Q:	What do I need to do now?

A:	After you have thoroughly read and considered the information contained in this proxy statement/prospectus, you simply need to vote your shares of Integrity common stock at the Integrity special meeting. The process for voting your shares depends on how your shares are held. Generally you may hold shares as the “record holder” (that is, in your own name) or in “street name” (that is, through a nominee, such as a broker or custodian). If you hold shares in “street name,” you are considered the beneficial owner of those shares.

If you are a record holder, you may vote by proxy or you may attend the Integrity special meeting and vote in person the shares of Integrity common stock you are entitled to vote at the Integrity special meeting. If you are a record holder on the record date for the Integrity special meeting and want to vote your shares of Integrity common stock by proxy, simply indicate on the proxy card(s) applicable to your shares of Integrity common stock how you want to vote and sign, date and mail your proxy card(s) in the enclosed envelope as soon as possible, but in any event no later than the time necessary for your proxy card to be actually received by Integrity prior to the vote at the Integrity special meeting.

Your proxy card must be received by Integrity by no later than the time the polls close for voting at the Integrity special meeting for your vote to be counted at the Integrity special meeting.

Voting your shares by proxy will enable your shares of Integrity common stock to be represented and voted at the Integrity special meeting if you do not attend the special meeting and vote your shares in person.

Q:	If my shares of Integrity common stock are held in “street name” by my broker, will my broker vote my shares for me?

A:	If your broker has not provided to you a proxy that allows you to vote your shares of Integrity common stock that it holds for you, your broker may vote your shares of common stock on the reorganization agreement and the merger proposal only if you provide instructions to your broker on how to vote. You should instruct your broker how to vote your shares of common stock, following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted, which will have the same effect as a vote against the proposal to approve the reorganization agreement and the merger. If you receive a notice of special meeting and a proxy statement/prospectus directly from Integrity, you are deemed a holder of record.

Q:	How will my shares be voted if I return a signed and dated proxy card, but don’t specify how my shares will be voted?

A:	The shares to which such proxy card relates will be voted FOR approval of the reorganization agreement and the merger and FOR any adjournments of the meeting that the board of directors of Integrity deems necessary.

Q:	Can I attend the special meeting and vote in person?

A:	Yes. All Integrity shareholders are invited to attend the Integrity special meeting. However, only holders of record of Integrity common stock on the record date for the Integrity special meeting can vote, whether in person or by proxy, at the Integrity special meeting. If you receive a notice of special meeting and a proxy statement/prospectus directly from Integrity, you are deemed a holder of record.

If your shares of Integrity are held in “street name,” then you are not the shareholder of record. In order for you to vote the shares that you beneficially own and that are held in “street name” in person at the special meeting, you must bring a legal proxy from the broker, custodian or other nominee that was the record holder of your shares held in “street name” as of 5:00 p.m. on February 23, 2018, confirming that you were the beneficial owner of those shares as of 5:00 p.m. on February 23, 2018, stating the number of shares of which you were the beneficial owner that were held for your benefit at that time by that broker, custodian or other nominee and appointing you as the record holder’s proxy to vote the shares covered by that proxy at the special meeting.

Q:	May I change my vote after I have submitted my proxy card?

A:	Yes. If an Integrity shareholder is a holder of record of shares of Integrity common stock, he or she may change his or her vote prior to such time that the proxy card for any such holder of Integrity common stock must be received by:

•	delivering to Integrity prior to such time a written notice of revocation addressed to: James M. McElray, Executive Vice President and Chief Financial Officer, Integrity Bancshares, Inc., 4040 Washington Avenue, Houston, Texas 77007;

•	completing, signing and returning to Mr. McElray at the address appearing above prior to such time a new proxy card dated with a later date than the date that your original proxy card was dated, in which case any earlier proxy will be revoked automatically; or

•	attending the Integrity special meeting and voting in person by ballot, in which case any earlier proxy will be revoked. However, simply attending the Integrity special meeting without voting on a proposal by ballot will not revoke your proxy previously provided.

If your shares are held in “street name” and you desire to change any voting instructions you have previously given to the record holder of the shares of which you are the beneficial owner, you should contact the broker, custodian or other nominee holding your shares in “street name” in order to direct a change in the manner your shares will be voted.

Q:	What happens if I abstain from voting or fail to instruct my broker to vote?

A:	If you are a record holder of Integrity common stock and you abstain from voting or if you hold your shares of Integrity common stock in “street name” and you instruct your broker or custodian to abstain from voting such shares or fail to instruct your broker or custodian to vote your shares and the broker or custodian submits a proxy, referred to as a broker nonvote, then the abstention or broker nonvote of shares of Integrity common stock will be counted towards a quorum at the Integrity special meeting, but such shares will have the same effect as a vote against the proposal to approve the reorganization agreement and the merger and the proposal to adjourn the special meeting, if necessary.

Q:	Should Integrity shareholders send in their stock certificates now?

A:	No. As soon as practical after the effective time, with the intent for that to be no later than five business days after the effective time of the merger, Equiniti Trust Company, Independent’s exchange agent, will send the Integrity shareholders written instructions for exchanging their stock certificates. Integrity shareholders should not send their Integrity stock certificates with their proxy card.

Q:	Who can help answer my questions?

A:	If you have additional questions about the merger, you should contact James M. McElray, Executive Vice President and Chief Financial Officer, Integrity Bancshares, Inc., 4040 Washington Avenue, Houston, Texas 77007, telephone (713) 335-8700.

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SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you regarding the merger and related matters. Independent and Integrity urge you to carefully read this entire document and the other information that is referred to in this proxy statement/prospectus or contained in the reports and documents incorporated by reference in this proxy statement/prospectus. These documents will give you a more complete description of the items for consideration at the special meeting. For more information about Independent and Integrity, see “Where You Can Find More Information” on page 119. Independent has included page references in this summary to direct you to other places in this proxy statement/prospectus where you can find a more complete description of the topics that Independent has summarized.

The Companies

Independent Bank Group, Inc.

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

(972) 562-9004

www.ibtx.com

Independent, a Texas corporation, is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, or the BHC Act. Through Independent Bank, its wholly owned subsidiary bank, which is a Texas state bank, Independent provides a wide range of relationship driven, commercial banking products and services. Independent currently operates a total of 70 full-service banking centers in the Dallas/North Texas metropolitan area, including McKinney, Dallas, Fort Worth and Sherman/Denison, the greater Austin, Texas, area, including Austin and Waco, the Houston, Texas metropolitan area and the Colorado Front Range area, including Denver and Colorado Springs. As of December 31, 2017, on a consolidated basis, Independent had total assets of approximately $8.7 billion, total loans of approximately $6.5 billion, total deposits of approximately $6.6 billion and shareholders’ equity of approximately $1.3 billion.

Independent’s common stock is traded on the Nasdaq Global Select Market under the symbol “IBTX.”

Integrity Bancshares, Inc.

4040 Washington Avenue

Houston, Texas 77007

(713) 335-8700

Integrity Bancshares, Inc., a Texas corporation, is a bank holding company registered under the BHC Act. Integrity conducts its banking operations through its wholly owned subsidiary, Integrity Bank SSB, a Texas state savings bank, that operates four full service banking locations in the Houston, Texas metropolitan area. As of December 31, 2017, Integrity, on a consolidated basis, reported total assets of approximately $759 million, total loans of approximately $661 million, total deposits of approximately $637 million and total equity capital of approximately $86.0 million.

Proposed Merger

The reorganization agreement is attached to this proxy statement/prospectus as Appendix A. Please read the entire reorganization agreement. It is the legal document that governs the merger.

Terms of the Merger (page 49)

The reorganization agreement provides for Independent to acquire all of the issued and outstanding securities of Integrity through the merger of Integrity with and into Independent, with Independent being the surviving corporation following the merger. If the shareholders of Integrity approve the reorganization agreement at the special meeting, and if the required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are satisfied or are waived by the party entitled to do so, Independent and Integrity hope to complete the merger on May 1, 2018, although delays could occur.

Independent is the sole shareholder of Independent Bank, and Integrity is the sole shareholder of Integrity Bank. Upon the merger’s completion, both Independent Bank and Integrity Bank will be wholly owned subsidiaries of Independent. Pursuant to the reorganization agreement, immediately following the merger’s completion, Integrity Bank will merge with and into Independent Bank, with Independent Bank being the surviving bank following the bank merger.

The merger will be accounted for as an acquisition of Integrity and Integrity Bank by Independent and Independent Bank under the acquisition method of accounting in accordance with the Financial Accounting Standard Board’s Accounting Standard Codification Topic 805, “Business Combinations.”

Treatment of Shares of Integrity Common Stock (page 49)

As a result of the merger, holders of Integrity common stock will be entitled to receive whole shares of Independent common stock and a cash payment in exchange for their shares of Integrity common stock. Independent will pay cash in lieu of issuing fractional shares of Independent common stock. After the merger, the Integrity shareholders will no longer be owners of Integrity common stock. As a result of the merger, certificates of Integrity common stock will represent only the right to receive the merger consideration pursuant to the reorganization agreement. Integrity will cease to exist following the merger’s completion.

If the shareholders of Integrity approve the reorganization agreement and the merger, the necessary regulatory approvals of the merger are received, and the merger is completed, and assuming 5,046,952 shares of Integrity common stock are outstanding immediately prior to the merger (which assumes that outstanding Integrity stock options to acquire 163,523 shares of Integrity common stock are exercised prior to the tangible equity determination date), there are unexercised Integrity stock options to purchase 64,000 shares of Integrity common stock and that the aggregate amount to be paid to cash out such unexercised Integrity stock options is $790,124, Integrity has adjusted tangible equity of at least $84.0 million on the tangible equity determination date and the price of Independent common stock is $72.60 per share (the closing price of Independent common stock on February 23, 2018), then, each of the shares of Integrity common stock then outstanding would be exchanged for 0.4106 of a share of Independent common stock and a cash payment of $6.11 and all of those outstanding shares of Integrity common stock would be exchanged for an aggregate of 2,072,131 shares of Independent common stock and approximately $30.8 million in cash. For more detail on this estimate, please see “The Merger—Estimated Number of Shares of Integrity Common Stock to be Issued and Outstanding on the Closing Date” on page 50.

Treatment of Integrity Stock Options (page 50)

Pursuant to the terms of the reorganization agreement, each outstanding and unvested Integrity stock option that is not fully vested and immediately exercisable will become fully vested upon the approval of the reorganization agreement and the merger by the holders of Integrity common stock. Upon such approval, all of the outstanding Integrity stock options will then no longer be subject to forfeiture and will be immediately exercisable. Each such Integrity stock option that is not exercised prior to the effective time of the merger will be automatically cashed out under the terms of the reorganization agreement and an option cancellation agreement, and the holder of each cashed out Integrity stock option will have the right to receive a cash payment in an amount equal to the difference between (i) the per share transaction value, minus the applicable exercise price per option share, or the per option share price, multiplied by the total number of option shares held by such nonexercising option holder. Such amount will be paid to the option holders within five business days following the closing date of the merger. Any amount paid by Independent to cash out the Integrity stock options will reduce the cash portion of the merger consideration. Management of Integrity anticipates that Integrity stock options to purchase 64,000 shares of Integrity common stock will remain outstanding and unexercised prior to the tangible equity determination date, which, based on the assumptions set forth above, would result in an aggregate payment of $790,124 to cash out such unexercised Integrity stock options.

Estimated Number of Shares of Integrity Common Stock to be Issued and Outstanding on the Closing Date (page 50)

The number of shares of Independent common stock and cash payment amount to be received by the Integrity shareholders with respect to their shares of Integrity common stock is dependent, among other factors, upon the number of shares of Integrity common stock issued and outstanding immediately prior to the effective time of the merger. As of February 23, 2018, the record date for the Integrity special meeting, 5,046,952 shares of Integrity common stock were issued and outstanding, and Integrity stock options to purchase 64,000 shares of Integrity common stock were outstanding and unexercised. If Integrity stock outstanding options to purchase 163,523 shares of Integrity common stock are exercised, 5,046,952 shares of Integrity common stock would be issued and outstanding immediately prior to the effective time of the merger. For more detail on these estimates, please see “The Merger—Estimated Number of Shares of Integrity Common Stock to be Issued and Outstanding on the Closing Date” on page 50. Shares of Integrity common stock acquired upon the exercise of Integrity stock options will be exchanged for shares of Independent common stock and a cash payment in the merger on the same basis as all other shares of Integrity common stock outstanding immediately prior to the effective time of the merger.

Possible Downward Adjustment to the $31.6 million Merger Consideration (page 50)

The $31.6 million cash consideration will be reduced, on a dollar-for-dollar basis, if the adjusted tangible equity of Integrity is less than $84.0 million on the tangible equity determination date. Under those circumstances, the aggregate cash consideration would be reduced by the difference between $84.0 million and the amount Integrity’s tangible equity on the tangible equity determination date.

As noted above, the amount paid by Independent to cash out outstanding and unexercised Integrity stock options will reduce the aggregate cash portion of the merger consideration. Management of Integrity anticipates that Integrity stock options to purchase 64,000 shares of common stock will remain outstanding and unexercised, and that, based upon the closing price of Independent common stock of $72.60 on February 23, 2018, Independent would make an aggregate payment of approximately $790,124 to cash out such unexercised Integrity stock options. In this event, the aggregate cash portion of the merger consideration would be reduced by $790,124 from $31.6 million to approximately $30.8 million.

Pursuant to the terms of the reorganization agreement, the adjusted tangible equity of Integrity will be determined from Integrity’s financial statements prepared in accordance with generally accepted accounting principles, consistently applied, or GAAP, adjusted as provided for below. Any unrealized gains or losses in investment securities will also be excluded from the calculation of adjusted tangible equity.

As of December 31, 2017, the tangible equity of Integrity (calculated in accordance with GAAP) was $85.8 million. For purposes of determining the estimated tangible equity of Integrity, that amount of Integrity’s adjusted tangible equity will be increased by the amount of the consolidated net income of Integrity or decreased by the amount of the consolidated net loss of Integrity from January 1, 2018, through the tangible equity determination date and reduced by the amount of certain costs and expenses to be incurred by Integrity in connection with the merger. Integrity currently estimates that it will have consolidated net income of between

$3.4 million and $3.6 million from January 1, 2018, through April 24, 2018, which would be the tangible equity determination date assuming that the closing date of the merger will be April 30, 2018, and the effective date of the merger will be May 1, 2018.

The table set forth below shows the range of estimates for the amounts that will affect the calculation of Integrity’s adjusted tangible equity, assuming the closing of the merger occurs on April 30, 2018:

	Low	High
Tangible equity of Integrity as of December 31, 2017	$85.8	$85.8
Estimated consolidated net income of Integrity for the period from January 1, 2018, through April 24, 2018	3.4	3.6
Capital from assumed exercise of Integrity stock options	4.6	5.8
Estimated costs and expenses of Integrity and Integrity Bank related to the merger and other agreed upon items, on an after tax equivalent basis.	(9.6)	(10.3)

Estimated tangible equity of Integrity as of April 24, 2018	$84.2	$84.9

If Integrity achieves the estimates in the range set forth above, Integrity’s adjusted tangible equity as of the closing date would be greater than $84.0 million, and, thus, the cash consideration would not be adjusted downward for a shortfall.

The amounts in the table above are only estimates and are based upon several assumptions, many of which are beyond the control of Integrity and Integrity Bank. Accordingly, the actual amount of Integrity’s adjusted tangible equity at the tangible equity determination date may vary from these estimated amounts. Integrity will not resolicit proxies from holders of its common stock in the event that Integrity adjusted tangible equity is below $84.0 million on the tangible equity determination date and the cash portion of the merger consideration is adjusted downward as Integrity has no right to do so under the reorganization agreement. For more information regarding how the Integrity adjusted tangible equity will be calculated and how Integrity has estimated what that amount will be on or about May 1, 2018, the date on which Independent and Integrity hope to complete the merger, please see “The Merger—Possible Downward Adjustment to the $31.6 million Cash Portion of the Merger Consideration” beginning on page 50.

Value of Merger Consideration to be Received (page 53)

If the necessary shareholder and regulatory approvals are obtained and the merger is completed, 5,046,952 shares of Integrity common stock are outstanding immediately prior to the merger (which is expected to be the case if Integrity stock options to purchase 163,523 shares of Integrity common stock are exercised after the date of this proxy statement/prospectus), there are Integrity stock options to purchase 64,000 shares of Integrity common stock that remain outstanding and unexercised and that the aggregate payment to cash out such unexercised Integrity stock options is $790,124, the adjusted tangible equity of Integrity is at least $84.0 million at the tangible equity determination date, each share of Integrity common stock then outstanding would be exchanged for 0.4106 of a share of Independent common stock and $6.11 per share in cash. Independent’s common stock is listed on the Nasdaq Global Select Market under the symbol “IBTX.”

Based on the assumptions set forth above and the closing price of Independent’s common stock as of February 23, 2018, of $72.60 per share, we estimate Integrity shareholders would receive merger consideration with a value of $35.91 for each share of Integrity common stock they hold immediately prior to the effective time of the merger and with an aggregate value to all holders of Integrity common stock of $181.3 million. The aggregate value of the shares of Independent common stock to be issued to the Integrity shareholders in connection with the merger and the value of the fraction of a share of Independent common stock to be issued in exchange for each share of Integrity common stock in connection with the merger will increase or decrease between the date hereof and the effective time of the merger depending on a number of factors, including fluctuations in the market price of Independent common stock.

The amounts in each of the tables below have been calculated based on a number of assumed stock prices and 5,046,952 outstanding shares of Integrity common stock assuming the exercise of outstanding Integrity stock options to purchase 163,523 shares of Integrity common stock and an aggregate payment of $790,124 to cash out unexercised Integrity stock options to purchase 64,000 shares of Integrity common stock. Table 1 assumes that Integrity will have adjusted tangible equity of $84.0 million (as calculated in accordance with the terms of the reorganization agreement) on the tangible equity determination date; Table II assumes that Integrity will have adjusted tangible equity of $76.0 million on the tangible equity determination date.

The actual price at which a share of Independent common stock is trading in the market at the effective time of the merger may be materially less or more than any of the assumed stock prices in each of the tables below and the price and may be materially less or more than the assumed stock prices used for determining the value of the merger consideration shown in each of the tables below. As a result, the actual amounts and values of the merger consideration received by the Integrity shareholders in the merger may differ materially from any of the amounts and values set forth in either or both of the following tables.

Table I

Assumed Stock Price	Aggregate Number Independent Shares to be Issued as Merger Consideration	Value of Aggregate Number of Independent Shares Issued as Merger Consideration(2)	Aggregate Amount of Cash Merger Consideration(2)	Value of Aggregate Merger Consideration(2)
$72.60(1)	2,072,131	$150,436,711	$30,832,015	$181,268,726
$70.00	2,072,131	145,049,170	30,738,000	175,787,170
$65.00	2,072,131	134,688,515	30,891,680	165,580,195
$60.00	2,072,131	124,327,860	31,046,000	155,373,860
$55.00	2,072,131	113,967,205	31,199,480	145,166,685
$50.00	2,072,131	103,606,550	31,353,760	134,960,310

(1)	The closing price of a share of Independent common stock on February 23, 2018.
(2)	Determined as described under “The Merger—Treatment of Shares of Integrity Common Stock” beginning on page 49.

Table II

Assumed Stock Price	Aggregate Number Independent Shares to be Issued as Merger Consideration	Value of Aggregate Number of Independent Shares Issued as Merger Consideration(2)	Aggregate Amount of Cash Merger Consideration(2)	Value of Aggregate Merger Consideration(2)
$72.60(1)	2,072,131	$150,436,711	$22,832,015	$173,268,726
$70.00	2,072,131	145,049,170	22,738,000	167,787,170
$65.00	2,072,131	134,688,515	22,891,680	157,580,195
$60.00	2,072,131	124,327,860	23,046,000	147,373,860
$55.00	2,072,131	113,967,205	23,199,480	137,166,685
$50.00	2,072,131	103,606,550	23,353,760	126,960,310

(1)	The closing price of a share of Independent common stock on February 23, 2018.
(2)	Determined as described under “The Merger—Treatment of Shares of Integrity Common Stock” beginning on page 49.

Other Financial Aspects of the Merger (page 55)

If Integrity’s tangible equity is greater than $84.0 million on the tangible equity determination date, then on the closing date, Integrity may distribute to its shareholders an amount equal to the difference between the actual amount of tangible equity on the tangible equity determination date less $84.0 million.

Material U.S. Federal Income Tax Consequences (page 88)

The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, as amended, or the Code, for U.S. federal income tax purposes, and the closing is conditioned upon the receipt by Independent of an opinion from Andrews Kurth Kenyon LLP, special counsel to Independent, and the receipt by Integrity of an opinion from Jackson Walker L.L.P., counsel to Integrity, to the effect that the merger so qualifies. This summary of U.S. federal income tax consequences assumes that the merger will be consummated as described in the reorganization agreement and this proxy statement/prospectus and that Independent and Integrity will not waive the opinion condition described in “The Merger—Material U.S. Federal Income Tax Consequences of the Merger—Tax Opinions.” If the merger qualifies as such a reorganization, the material U.S. federal income tax consequences of the merger to a U.S. holder of Integrity common stock will be as follows: holders of Integrity common stock generally will recognize gain (but not loss) with respect to their Integrity common stock. The gain a U.S. holder of Integrity common stock recognizes generally will be equal to the lesser of cash received (excluding any cash received in lieu of a fractional share of Independent common stock) or gain realized in the merger. The amount of gain realized will equal an amount by which the cash plus the fair market value of the Independent common stock, at the effective time of the merger, exceeds the adjusted tax basis in the Integrity common stock to be surrendered in exchange therefor.

For further information, please refer to “The Merger—Material U.S. Federal Income Tax Consequences of the Merger.” The U.S. federal income tax consequences described above may not apply to all holders of Integrity common stock. The tax consequences to a holder of Integrity common stock will depend on his or her individual situation. Accordingly, we strongly urge holders of Integrity common stock to consult their tax advisors for a full understanding of the particular tax consequences of the merger to them.

Fairness Opinion of Financial Advisor to Integrity (page 58)

Sandler O’Neill & Partners, L.P., or Sandler O’Neill, has delivered a written opinion, dated November 28, 2017, to the board of directors of Integrity to the effect that, as of the date of the opinion, based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations set forth in the opinion, the aggregate merger consideration was fair to the holders of Integrity common stock from a financial point of view. This opinion is attached to this proxy statement/prospectus as Appendix B. Integrity shareholders are urged to read the opinion carefully in its entirety. Sandler O’Neill’s opinion speaks only as of the date of the opinion and was necessarily based on financial, economic, market and other conditions as they existed on, and the information made available to Sandler O’Neill as of, the date of Sandler O’Neill’s opinion. The opinion of Sandler O’Neill is not a recommendation to any Integrity shareholder as to how to vote on the proposal to approve the reorganization agreement and the merger. You should read this opinion completely to understand the procedures followed, matters considered and limitations on the reviews undertaken by Sandler O’Neill in providing its opinion.

Independent Plans to Continue Payment of Quarterly Dividends (page 33)

Independent paid a cash dividend of $0.10 per share to its shareholders in each of the four quarters of 2017 and paid a $0.12 per share dividend in the first quarter of 2018. Independent intends to continue paying quarterly cash dividends following the merger.

Ownership of Independent After the Merger

Based on 28,345,755 shares of Independent common stock outstanding as of February 23, 2018, and Independent issuing a total of 2,072,131 shares of Independent common stock to the shareholders of Integrity in connection with the merger, the former Integrity shareholders would own approximately 7% of the shares of Independent common stock that would be outstanding immediately after such shares are issued in connection with the merger. Such ownership percentage will be reduced by any future issuances of shares of Independent common stock.

Market Prices of Independent Common Stock (page 106)

Shares of Independent common stock are listed for trading on the Nasdaq Global Select Market under the symbol “IBTX.” On November 27, 2017, the last trading day before the merger was announced, Independent common stock closed at $64.05 per share. On February 23, 2018, Independent common stock closed at $72.60 per share. The market price of Independent common stock will fluctuate prior to the merger. You should obtain the most recent closing price for Independent common stock on the Nasdaq Global Select Market prior to deciding how to vote. Shares of Integrity common stock are not traded on any national securities exchange or on an established public trading market and no quotations of any market price exists for shares of Integrity common stock.

Integrity Special Meeting (page 44)

The special meeting of shareholders of Integrity will be held on April 10, 2018, at 4:00 p.m. Central Time, at Integrity’s headquarters, 4040 Washington Avenue, Houston, Texas 77007. At the Integrity special meeting, holders of shares of Integrity common stock will be asked to consider and vote on the following:

•	a proposal to approve the reorganization agreement, which provides for Independent to acquire Integrity through the merger, and to approve the merger; and

•	a proposal to adjourn the Integrity special meeting to a later date or dates if the board of directors of Integrity determines such adjournment is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the Integrity special meeting to constitute a quorum or to approve the reorganization agreement and the merger.

Integrity Record Date Set at February 23, 2018; Two-Thirds Shareholder Vote Required to Approve the Reorganization Agreement and the Merger (page 46-47)

You may vote on the proposals to come before special meeting of Integrity shareholders if you owned shares of Integrity common stock of record as of 5:00 p.m. on February 23, 2018. You can cast one vote for each share of Integrity common stock that you owned of record at that time. As of February 23, 2018, there were 4,883,429 shares of Integrity common stock outstanding.

Approval of the reorganization agreement and the merger requires the affirmative vote of the holders of at least two-thirds of the shares of Integrity common stock outstanding and entitled to vote as of 5:00 p.m. on the record date. If a holder of Integrity common stock fails to vote, it will have the effect of a vote against the reorganization agreement and the merger. The affirmative vote of a majority of the shares of Integrity common stock that are present in person or by proxy at the Integrity special meeting is required to approve the adjournment of the Integrity special meeting.

A holder of Integrity common stock may vote his or her shares of Integrity common stock by attending the special meeting and voting in person or by completing and mailing the enclosed proxy card. If you are the record holder of such shares, you can revoke your proxy at any time before the vote is taken at the Integrity special meeting by sending a written notice revoking the proxy or submitting a later-dated proxy to James M. McElray, Executive Vice President and Chief Financial Officer of Integrity, which notice or later dated proxy must be received no later than immediately prior to the vote at the Integrity special meeting. You may also revoke your proxy by voting in person at the Integrity special meeting. If you receive a notice of special meeting and a proxy statement/prospectus directly from Integrity, you are deemed a holder of record. If your shares of Integrity common stock are held in “street name” and you desire to change any voting instructions you have previously given to the record holder of such shares of Integrity common stock of which you are the beneficial owner, you should contact the broker, custodian or other nominee holding such shares in “street name” in order to direct a change in the manner your shares of Integrity common stock will be voted. See “The Integrity Special Meeting—Voting of Proxies by Holders of Record,” “—Attending the Meeting; Voting in Person” and “—Revocation of Proxies.”

Integrity’s Reasons for the Merger and Recommendation of Integrity’s Board of Directors (page 57)

Based on the reasons discussed elsewhere in this proxy statement/prospectus, the board of directors of Integrity believes that the merger is fair, from a financial point of view to, and in the best interests of, the shareholders of Integrity and unanimously recommends that you vote FOR the proposal to approve the reorganization agreement and the merger. For a discussion of the circumstances surrounding the merger and the factors considered by Integrity’s board of directors in approving the reorganization agreement, see pages 59 and 60.

Certain Shareholders of Integrity are Expected to Vote Their Shares of Integrity Common Stock for Approval of the Reorganization Agreement (page 45)

The directors of Integrity and certain entities that they represent have entered into an agreement to vote the shares of Integrity common stock that they control in favor of approval of the reorganization agreement and the merger and in the manner most favorable to the consummation of the merger and the transactions contemplated by the reorganization agreement; provided, however, that the Integrity shareholders who entered into the voting agreement would be permitted to vote to accept a superior proposal to acquire Integrity (as “superior proposal” is defined in the reorganization agreement). As of the Integrity record date, 1,130,526 shares of Integrity common stock, or 23% of the 4,883,429 shares of Integrity common stock then outstanding and entitled to vote at the Integrity special meeting, were bound by the voting agreement.

Effective Time of the Merger (page 72)

The merger will become effective at the date and time specified in the certificate of merger to be filed with the Texas Secretary of State. If Integrity shareholders approve the reorganization agreement and the merger at the special meeting, and if all necessary regulatory approvals are obtained and the other conditions to the parties’ respective obligations to effect the merger are satisfied or are waived by the party entitled to do so, Independent and Integrity hope to complete the merger on May 1, 2018, although delays in the completion of the merger could occur.

Integrity and Independent cannot assure you that the necessary shareholder and regulatory approvals will be obtained or that the other conditions to completion of the merger can or will be satisfied. See “Risk Factors—Risks Related to the Merger—The merger of Independent and Integrity may not be completed.”

Exchange of Integrity Stock Certificates (page 71)

After the effective time of the merger, the Integrity shareholders will receive a form of letter of transmittal and instructions from Equiniti Trust Company, acting as Independent’s exchange and transfer agent, or the exchange agent, describing the procedures for surrendering their stock certificates representing shares of Integrity common stock in exchange for shares of Independent common stock and a cash payment. The shares of Independent common stock issuable in exchange for the shares of Integrity common stock will be issued solely in uncertificated book-entry form and a holder’s shares of Independent common stock will be reflected in the shareholder’s account established in the Direct Registration System by Independent’s stock transfer agent. Please do not send Integrity or Independent any of your Integrity stock certificates until you receive these instructions.

Conditions to Completion of the Merger (page 77)

The completion of the merger depends on a number of conditions being satisfied. These include, among others:

•	approval by holders of the Integrity common stock of the reorganization agreement and the transactions contemplated thereby by the requisite vote under the Integrity certificate of formation and applicable law;

•	receipt of all approvals and consents required by applicable law from all applicable governmental authorities in connection with the reorganization agreement, any other agreement contemplated thereby and the consummation of the transactions contemplated by the reorganization agreement and such other agreements and all applicable waiting periods will have expired as to Independent only, which approvals and consents do not impose any material requirement upon Independent or its subsidiaries that are reasonably unacceptable to Independent;

•	the registration statement of which this proxy statement/prospectus forms a part has become effective and no stop order suspending its effectiveness is in effect and no proceedings for that purpose have been initiated and continuing or threatened by the SEC, and all necessary approvals under federal or applicable state securities laws relating to the issuance or trading of the Independent common stock to be issued have been received;

•	the shares of Independent common stock to be issued to Integrity shareholders being authorized for listing on the Nasdaq Global Select Market and such approval is not withdrawn or revoked;

•	no action shall have been taken, and no statute, rule, regulation or order shall have been promulgated, enacted, entered, enforced or deemed applicable to the reorganization agreement, or the transactions contemplated hereby, by any governmental authority, including by means of the entry of a preliminary or permanent injunction, that would (i) make the reorganization agreement or any other agreement contemplated thereby, or the transactions contemplated thereby, illegal, invalid or unenforceable, (ii) as to Independent only, require the divestiture of a material portion of the assets of Integrity, (iii) impose material limits on the ability of any party to consummate the transactions contemplated by the reorganization agreement, (iv) as to Independent only, otherwise result in a material adverse change to Integrity, Integrity Bank, Independent or Independent Bank or (v) could reasonably be expected to subject Independent, Integrity or any of their respective subsidiaries, or any of their respective officers, directors, shareholders or employees, to criminal or civil liability upon the consummation of the reorganization agreement or any other agreement contemplated thereby, or the transactions contemplated thereby;

•	the other party’s representations and warranties contained in the reorganization agreement being true and correct in all material respects as of the date of the reorganization agreement as of the date of the closing;

•	the performance or compliance in all material respects by each party with its respective covenants and obligations required by the reorganization agreement to be performed or complied with, before or at the closing of the merger; and

•	receipt by each party of all documents required to be delivered by the other party on or before the closing date, all in form and substance reasonably satisfactory to the receiving party.

In addition to the conditions listed above, Integrity’s obligations to complete the merger is subject to the satisfaction of the following conditions:

•	Independent’s delivery of the merger consideration to Equiniti Trust Company, as exchange agent;

•	no material adverse change (as defined in the reorganization agreement) shall have occurred as to Independent since June 30, 2017; and

•	the receipt by Integrity of an opinion from Jackson Walker L.L.P. to the effect that for U.S. federal income tax purposes (i) the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and (ii) each of Independent and Integrity will be a party to such reorganization within the meaning of Section 368(b) of the Code.

In addition to the conditions listed above, Independent’s obligation to complete the merger is subject to the satisfaction of the following conditions:

•	the adjusted tangible equity of Integrity, as of the closing date of the merger must not be less than $76.0 million;

•	Integrity Bank’s allowance for loan and lease losses as of the closing date must be at a level necessary to fully reserve for loss on its loans and other real estate owned consistent with Integrity Bank’s historical methodology and in compliance with GAAP and regulatory accounting principles (“RAP”) and, if certain identified loans have not been resolved prior to the tangible equity determination date, then Integrity shall have made agreed upon provisions for loan loss to reserve for such loans;

•	no material adverse change (as defined in the reorganization agreement) shall have occurred as to Integrity or Integrity Bank since June 30, 2017;

•	all Integrity employee plans must be terminated in accordance with their respective terms and all applicable laws and regulations, the affected participants must have been notified of such terminations, and Integrity shall have delivered certain acknowledgements signed by certain directors and officers of Integrity and Integrity Bank;

•	all nonexercising holders of Integrity stock options have signed and delivered option cancellation agreements to Independent prior to the tangible equity determination date;

•	holders of no more than 5% of the Integrity common stock shall have demanded or exercised their statutory dissenters’ rights under the TBOC;

•	all material consents and approvals from all nongovernmental third parties that are required to be obtained under the terms of any contract, agreement or instrument to which Integrity is a party shall have been obtained;

•

the receipt by Independent of an opinion from Andrews Kurth Kenyon LLP to the effect that, for U.S. federal income tax purposes, (i) the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and (ii) each of Independent and Integrity will be a party to such reorganization within the meaning of Section 368(b) of the Code; and with respect to the bank merger, that (i) the bank merger will be treated as a reorganization within the meaning of Section 368(a) of the

Code, and (ii) each of Independent Bank and Integrity Bank will be a party to such reorganization within the meaning of Section 368(b) of the Code; and

•	Integrity shall have terminated and dissolved its subsidiary, IBI Liquidating Corporation.

Additionally, the completion of the merger depends on the effectiveness of the following agreements, which agreements will not become effective until the effective time of the merger:

•	employment agreements among Independent, Independent Bank and each of Hazem A. Ahmed, Raymond H. Marshall and Charles B. Phillips.

•	support agreements from each of the nonofficer directors of Integrity and Integrity Bank, agreeing to support, and not compete with, the business of Independent Bank following the closing of the merger;

•	addendums to deferred compensation agreements with Messrs. Neff and McElray clarifying the payment of benefits provided for in the deferred compensation agreements upon a change in control; and

•	director long-term care agreements with each of the directors of Integrity providing for the payment of premiums for long-term care insurance benefits.

Any condition to the completion of the merger other than the required shareholder and regulatory approval and the absence of an order prohibiting the merger, may be waived in writing by the party to the reorganization agreement entitled to the benefit of such condition. A party to the reorganization agreement could choose to complete the merger even though a condition has not been satisfied, as long as permitted by applicable law. Neither Independent nor Integrity can be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Regulatory Approvals Required for the Merger (page 93)

The acquisition of Integrity by Independent requires the approval of the Board of Governors of the Federal Reserve System, or Federal Reserve. In addition, the bank merger requires the approval of the Federal Deposit Insurance Corporation, or the FDIC, and the Texas Department of Banking, or TDB. On January 12, 2018, Independent, Independent Bank and Integrity Bank filed applications with the Federal Reserve, the FDIC and the TDB to obtain approval of the merger and the bank merger. Independent expects to obtain all necessary regulatory approvals, although Independent cannot be certain if or when Independent will obtain them.

Amendment or Waiver of the Reorganization Agreement (page 84)

Independent and Integrity may amend the reorganization agreement and each party may waive its right to require the other party to adhere to any term or satisfy any condition of the reorganization agreement in accordance with the terms of the reorganization agreement. However, the merger consideration to be received by the shareholders of Integrity pursuant to the terms of the reorganization agreement may not be decreased after shareholder approval of the reorganization agreement without the further approval of the Integrity shareholders.

No Solicitation (page 75)

Pursuant to the reorganization agreement, Integrity agreed that it will not, and that it will cause Integrity Bank and its employees, directors, officers, financial advisors or agents of Integrity and Integrity Bank not to, propose to, solicit, knowingly encourage, initiate or participate in any negotiations or discussions with any third party with respect to any proposal that could reasonably be expected to lead to an acquisition proposal as described in the reorganization agreement, disclose to any third party any information concerning the business, properties, books or records of it in connection with any acquisition proposal, or cooperate with any third party to make any acquisition proposal. Promptly upon receipt of any unsolicited offer, Integrity will communicate to Independent the terms of any proposal or request for information and the identity of the parties involved.

Provided that Integrity has complied with the foregoing restrictions, if after the date of the reorganization agreement but prior to the closing of the merger, Integrity receives a bona fide, unsolicited written acquisition proposal, it may engage in negotiations and discussions with, and furnish any information and other access to, any person making such acquisition proposal if, and only if, Integrity’s board of directors determines in good faith, after consultation with outside legal and financial advisors, that such acquisition proposal is, or is reasonably, capable of becoming more favorable to Integrity’s shareholders from a financial point of view than the merger with Independent and the failure of Integrity’s board of directors to furnish such information or access or enter into such discussions or negotiations would be materially inconsistent with its fiduciary duties to the shareholders of Integrity and Integrity obtains an appropriately executed confidentiality agreement from such third party.

Termination of the Reorganization Agreement (page 84)

Independent and Integrity can mutually agree at any time to terminate the reorganization agreement without completing the merger. In addition, either Independent or Integrity may decide, without the consent of the other, to terminate the reorganization agreement if:

•	the conditions to each party’s obligations to close have not been satisfied on or before June 30, 2018, provided that if the conditions precedent have not been satisfied because approval of the reorganization agreement or any other agreement contemplated by it from any regulatory agency whose approval is required has not been received and such delay in the receipt of regulatory approval is not the result of a public comment or protest made in connection with an application for regulatory approval, then either Integrity or Independent can unilaterally extend the June 30, 2018, deadline by up to 30 days by providing written notice, and further provided that, if regulatory approval has not been received and such delay in the receipt of regulatory approval is the result of a protest, then the closing date deadline shall automatically be extended to December 31, 2018, without action by either party;

•	the required regulatory approvals have not been obtained; or

•	the merger is not approved by the shareholders of Integrity at its special meeting or the adjournment thereof.

Integrity may terminate the reorganization agreement, without the consent of Independent, if:

•	Independent breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the reorganization agreement or any other agreement contemplated by the reorganization agreement, and such failure has not been cured within a period of 30 calendar days after written notice from Integrity;

•	at any time prior to the closing date in order to enter concurrently with such termination into an acquisition agreement or similar agreement with respect to a superior proposal that has been received and considered by Integrity and the Integrity board in accordance with all of the requirements of the reorganization agreement; or

•	there has been any material adverse change, since June 30, 2017, in the assets, properties, liabilities, reserves, business, or financial condition or results of operation of Independent.

In addition, Independent may terminate the reorganization agreement, without the consent of Integrity, if:

•	Integrity breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the reorganization agreement or any other agreement contemplated by the reorganization agreement, and such failure has not been cured within a period of 30 calendar days after written notice from Independent;

•	the Integrity board has (i) recommended to the holders of Integrity common stock that they tender their shares in a tender or exchange offer commenced by an unaffiliated third party for more than 15% of the outstanding Integrity common stock, (ii) effected a change in the board’s recommendation with respect to the merger or recommended to the Integrity shareholders acceptance or approval of any alternative acquisition proposal or (iii) notified Independent in writing that Integrity intends to accept a superior proposal;

•	any of the following have occurred with respect to environmental matters regarding Integrity within 90 days of the date of the reorganization agreement: (i) the factual substance of any representations and warranties of Integrity in the reorganization agreement is not materially true and accurate, (ii) the results of any environmental inspection or other environmental survey by Independent are disapproved by Independent because such inspection or survey identifies a material or violation of applicable environmental laws that would result in a material adverse change to Integrity or Integrity Bank, (iii) Integrity refuses to allow such inspection or survey in a manner that Independent reasonably considers necessary, (iv) such inspection or survey identifies an event, condition or circumstance that would require a material remedial or cleanup action or result in a material adverse change in the assets, properties, business or financial condition of Integrity, (v) such inspection or survey reveals the presence of any underground or above ground storage tank in, on or under any real property owned or leased by Integrity or Integrity Bank that is not shown to be in material compliance with all applicable environmental laws, or that has had a release of petroleum or some other hazardous material that has not been cleaned up to the satisfaction of the relevant governmental authority or any other party with a right to compel such cleanup or (vi) such inspection or survey identifies the presence of any asbestos-containing material in, on or under any real property owned or leased by Integrity or Integrity Bank, the removal of which would result in a material adverse change in the assets, properties, business or financial condition of Integrity, subject, in the case of each of the foregoing, to notice and the right of Integrity to satisfactorily correct any such matter; or

•	there has been any material adverse change, since June 30, 2017, in the assets, properties, liabilities, reserves, business, financial condition or results of operation of Integrity or Integrity Bank.

Termination Fee (page 85)

To compensate Independent for entering into the reorganization agreement, taking actions to consummate the transactions contemplated by the reorganization agreement and incurring the related costs and expenses and other losses and expense, including foregoing the pursuit of other opportunities, the reorganization agreement provides that Integrity will pay to Independent a termination fee of $4,650,000 if the reorganization agreement is terminated:

•	by Integrity because it receives an alternative acquisition proposal and, under certain terms and conditions, determines that it is a superior proposal to that of the reorganization agreement, taking into account any adjustment made by Independent to the merger consideration, provided that Independent is not in material breach of the reorganization agreement;

•	by either Independent or Integrity if the Integrity shareholders do not approve the reorganization agreement and the merger by the requisite vote at the Integrity special meeting or any adjournment thereof and either (i) at the time of such disapproval, there exists an acquisition proposal with respect to Integrity other than that of Independent that has not been withdrawn prior to the special meeting or (ii) within 12 months of the termination of the reorganization agreement, Integrity enters into a definitive agreement with any third party with respect to any acquisition proposal; or

•	by Independent if the Integrity board has (i) recommended to the Integrity shareholders that they tender their shares in a tender or exchange offer commenced by an unaffiliated third party for more than 15% of the outstanding Integrity common stock, (ii) effected a change in the board’s recommendation with respect to the merger or recommended to the Integrity shareholders acceptance or approval of any alternative acquisition proposal or (iii) notified Independent in writing that Integrity intends to accept a superior proposal.

Except with respect to termination fees and expenses, as discussed above, in the event of the termination of the reorganization agreement without breach by any party, the reorganization agreement will be void and have no effect, without liability on the part of any party or the directors, officers or shareholders of any party, except as specifically contemplated in the reorganization agreement.

Some of the Directors and Officers of Integrity Have Financial Interests in the Merger that Differ from Your Interests (page 86)

Some of the directors and officers of Integrity have interests in the merger that differ from, or are in addition to, their interests as shareholders of Integrity. These interests include:

•	Employment Agreements with Independent Bank. Independent and Independent Bank have entered into employment agreements with each of Messrs. Ahmed, Marshall and Phillips, who are currently executive officers and employees of Integrity Bank, to be effective, if at all, upon completion of the merger, that include noncompetition and nonsolicitation obligations to Independent Bank. Pursuant to these agreements, these individuals will become officers and employees of Independent Bank and will be entitled to receive completion bonuses in the range of $40,000 to $100,000, annual salaries in the range of $200,000 to $275,000, annual incentive bonuses based upon attainment of pre-established performance goals of Independent Bank or upon the profitability of Independent Bank’s mortgage operations, grants of restricted shares of Independent common stock in the range of 3,000 to 7,000 shares of Independent common stock, and certain additional incidental benefits from Independent Bank during the term of such person’s employment with Independent Bank.

•	Support Agreements. Independent has entered into separate support agreements with each of the directors of Integrity and Integrity Bank, specifically, Carol S. Chiu, Kyle A. Frazier, Robert L. Gerry, III, George J. Kacal, William J. Kacal, Fred C. Leonard, III, James M. McElray, Charles M. Neff, Jr., Albert L. Reese, Jr., Dewey A. Stringer, III, Jeffrey K. Van Wart and Gary R. Wooley, to be effective, if at all, upon completion of the merger. Each of those agreements provides, among other things, that such director agrees to use reasonable efforts to refrain from harming the goodwill and customer and client relationships of Independent Bank, as well as limited confidentiality, noncompetition and nonsolicitation obligations following the closing date.

•	Indemnification. The directors and officers of Integrity will receive indemnification from Independent for a period of four years after completion of the merger to the same extent and subject to the conditions set forth in the certificate of formation and bylaws of Integrity and continued director and officer liability coverage for a period of four years after completion of the merger. Any amounts paid by Integrity Bank to purchase continued director and officer liability coverage will reduce Integrity’s adjusted tangible equity for purposes of calculating the merger consideration payable to Integrity shareholders. See “—Possible Downward Adjustment to the $31.6 million Cash Portion of the Merger Consideration.”

•

Cashout of Certain Outstanding Stock Options. Certain directors and executive officers of Integrity and Integrity Bank hold Integrity stock options to purchase an aggregate of 112,523 shares of Integrity common stock. All such directors and executive officers are expected to exercise their respective Integrity stock options prior to the tangible equity determination date. However, to the extent one or more of those persons do not exercise those options prior to the merger’s effective time, they will receive cash in connection with the cashout of those stock options that are outstanding and unexercised at the merger’s effective time. Any such payments made to those persons in respect of their options to purchase Integrity common stock will reduce the cash portion of the merger consideration received by the Integrity shareholders in the merger.

•	Addendums to Deferred Compensation Agreements. Independent has entered into addendums to the deferred compensation agreements with Messrs. Neff and McElray clarifying the payment of certain benefits provided for in the deferred compensation agreements upon a change in control.

•	Director Long-Term Care Agreements. Independent has entered into director long-term care agreements with each of the directors of Integrity providing for the payment of premiums for certain long-term care insurance benefits.

Comparison of Rights of Shareholders of Integrity and Independent (page 113)

Integrity is a Texas corporation that is a registered bank holding company, and the rights of shareholders of Integrity are governed by Texas law and Integrity’s certificate of formation and bylaws. Independent is a Texas corporation that is a registered bank holding company, and the rights of Independent’s shareholders are governed by Texas law and Independent’s certificate of formation and bylaws. Upon completion of the merger, all of the then shareholders of Integrity common stock will become shareholders of Independent and their rights as shareholders of Independent will be governed by Independent’s certificate of formation and bylaws, in addition to Texas law. Independent’s certificate of formation and bylaws will not be amended in the merger, but could be later restated, amended or, with respect to the bylaws, repealed.

Dissenters’ Rights of the Holders of Integrity Common Stock (page 93)

The holders of Integrity common stock have the right under Texas law to dissent from the merger and have the appraised fair value of their shares of Integrity common stock as of the date immediately preceding the effective date of the merger paid to them in cash. The appraised fair value of any particular number of shares of Integrity common stock as of such date may be more or less than the value of the merger consideration stock that a holder of that particular number of shares of Integrity common stock would be entitled to receive pursuant to the merger.

Persons having beneficial interests in Integrity common stock held of record in the name of another person, such as a broker, custodian or other nominee, must act promptly to cause the record holder to take the actions required under Texas law to exercise their dissenter’s rights.

In order to dissent, the holder of Integrity common stock must carefully follow the requirements of the TBOC, including providing Integrity, prior to the Integrity special meeting, with a written objection to the merger that states that he or she will exercise his or her right to dissent with respect to his or her shares of Integrity common stock if the holders of the Integrity common stock approve the reorganization agreement and the merger, and the merger is completed. These steps for perfecting the right of dissent are summarized under the caption “—Dissenters’ Rights of Integrity Shareholders” on page 93. The provisions of the TBOC pertaining to dissenters’ rights are attached to this proxy statement/prospectus as Appendix C and the summaries of those provisions in this proxy statement/prospectus should be read in conjunction with, and are qualified in their entirety by, those provisions of the TBOC.

If you intend to exercise dissenters’ rights as to shares of Integrity common stock that you hold, you should read the provisions of the TBOC governing dissenters’ rights carefully and consult with your own legal counsel. Each holder of Integrity common stock should also remember that if he or she returns a signed proxy card, but fails to provide instructions on that proxy card that his or her shares of Integrity common stock are to be voted against the approval of the reorganization agreement and the merger, such Integrity shareholder’s shares of Integrity common stock will be considered to have voted in favor of the reorganization agreement and the merger. In that event, such Integrity shareholder will not be able to assert dissenters’ rights as to his or her shares of Integrity common stock.

If the Integrity shareholders approve the reorganization agreement, a holder of Integrity common stock who (i) delivers to the president and the secretary of Integrity a written objection to the merger prior to the Integrity special meeting that states that such holder will exercise his or her right to dissent if the reorganization agreement and the merger are approved and the merger is completed and includes an address for notice of the effectiveness of the merger, (ii) votes his or her shares of Integrity common stock against approval of the reorganization agreement and the merger at the Integrity special meeting, (iii) not later than the 20th day after Independent sends such holder notice that the merger was completed, delivers to the president and secretary of Independent a written demand for payment of the fair value of his or her shares of Integrity common stock, which demand states that he or she holds shares of Integrity common stock and states the number of shares of Integrity common stock such holder owns, his or her estimate of the fair value of such shares and an address to which a notice relating to the dissent and appraisal procedures may be sent, and (iv) not later than the 20th day after he or she makes that demand for payment, submits to Independent the certificates representing his or her shares of Integrity common stock, will be entitled under the TBOC to receive the appraised fair value of his or her shares of Integrity common stock as of the date immediately prior to the effective time of the merger.

CERTAIN FINANCIAL INFORMATION REGARDING INDEPENDENT AND INTEGRITY

Selected Financial Information of Independent

The following selected consolidated financial information of Independent as of and for the years ended December 31, 2017, 2016 and 2015, has been derived from Independent’s audited consolidated financial statements incorporated by reference in this proxy statement/prospectus, and the selected consolidated financial information as of and for the years ended December 31, 2014 and 2013, has been derived from Independent’s audited consolidated financial statements not appearing or incorporated by reference in this proxy statement/prospectus.

You should read the following financial information relating to Independent in conjunction with other information contained in this proxy statement/prospectus, including consolidated financial statements of Independent and related accompanying notes appearing in Independent’s Annual Report on Form 10-K most recently filed with the SEC and in the Quarterly Reports on Form 10-Q of Independent filed with the SEC after that Annual Report on Form 10-K was filed, if any, and in any Current Report on Form 8-K of Independent containing consolidated financial statements of Independent that was filed with the SEC after such Annual Report on Form 10-K, each of which reports is incorporated by reference in this proxy statement/prospectus. Independent’s historical results for any prior period are not necessarily indicative of results to be expected in any future period. Independent has consummated several acquisitions in recent fiscal periods. The results and other financial information of those acquired operations are not included in the table below for the periods or dates prior to their respective acquisition dates and, therefore, the results for these prior periods are not comparable in all respects and may not be predictive of Independent’s future results. In addition, the selected financial information in the table immediately below does not include, on any basis, the results or financial condition of Integrity for any period or as of any date.

	As of and for the Year Ended December 31,
	2017	2016	2015	2014	2013
(dollars in thousands except per share)
Selected Income Statement Data
Interest income	$ 307,914	$210,049	$174,027	$140,132	$87,214
Interest expense	42,436	26,243	19,929	15,987	12,281
Net interest income	265,478	183,806	154,098	124,145	74,933
Provision for loan losses	8,265	9,440	9,231	5,359	3,822
Net interest income after provision for loan losses	257,213	174,366	144,867	118,786	71,111
Noninterest income	41,287	19,555	16,128	13,624	11,021
Noninterest expense	176,813	113,790	103,198	88,512	57,671
Income tax expense	45,175	26,591	19,011	14,920	4,661
Net income	76,152	53,540	38,786	28,978	19,800
Preferred stock dividends	—	8	240	169	—
Net income available to common shareholders	76,152	53,532	38,546	28,809	19,800
Pro forma net income(1) (unaudited)	n/a	n/a	n/a	n/a	16,174
Per Share Data (Common Stock)
Earnings:
Basic	$2.98	$2.89	$2.23	$1.86	$1.78
Diluted(2)	2.97	2.88	2.21	1.85	1.77
Pro forma earnings:(1) (unaudited)
Basic	n/a	n/a	n/a	n/a	1.45
Diluted(2)	n/a	n/a	n/a	n/a	1.44
Dividends(3)	0.40	0.34	0.32	0.24	0.77
Book value(4)	47.28	35.63	32.79	30.35	18.96
Tangible book value per common share(5)	23.76	21.19	17.85	16.15	15.89

	As of and for the Year Ended December 31,
	2017	2016	2015	2014	2013
(dollars in thousands except per share)
Selected Period End Balance Sheet Data
Total assets	$8,684,463	$5,852,801	$5,055,000	$4,132,639	$2,163,984
Cash and cash equivalents	431,102	505,027	293,279	324,047	93,054
Securities available for sale	763,002	316,435	273,463	206,062	194,038
Total loans (gross)	6,513,445	4,582,566	4,001,704	3,205,537	1,726,543
Allowance for loan losses	39,402	31,591	27,043	18,552	13,960
Goodwill and core deposit intangible	664,702	272,496	275,000	241,912	37,852
Other real estate owned	7,126	1,972	2,168	4,763	3,322
Noninterest-bearing deposits	1,907,770	1,117,927	1,071,656	818,022	302,756
Interest-bearing deposits	4,725,052	3,459,182	2,956,623	2,431,576	1,407,563
Borrowings (other than junior subordinated debentures)	667,578	568,045	371,283	306,147	195,214
Junior subordinated debentures(6)	27,654	18,147	18,147	18,147	18,147
Series A preferred stock	—	—	23,938	23,938	—
Total stockholders’ equity	1,336,018	672,365	603,371	540,851	233,722
Selected Performance Metrics
Return on average assets(7)	0.96%	0.98%	0.88%	0.87%	1.04%
Return on average common equity(7)	6.71	8.42	7.13	6.89	9.90
Return on average equity(7)	6.71	8.42	6.83	6.65	9.90
Pro forma return on average assets(1)(7) (unaudited)	n/a	n/a	n/a	n/a	0.85
Pro forma return on average equity(1)(7) (unaudited)	n/a	n/a	n/a	n/a	8.09
Net interest margin(8)	3.84	3.81	4.05	4.19	4.30
Efficiency ratio(9)	56.13	54.99	59.71	63.32	66.28
Dividend payout ratio(10)	13.42	11.76	14.35	12.90	14.20
Credit Quality Ratios
Nonperforming assets to total assets	0.26%	0.34%	0.36%	0.36%	0.58%
Nonperforming loans to total loans held for investment(11)(15)	0.24	0.39	0.37	0.32	0.53
Allowance for loan losses to nonperforming loans(11)	255.62	177.06	181.99	183.43	152.93
Allowance for loan losses to total loans held for investment(15)	0.62	0.69	0.68	0.58	0.81
Net charge-offs to average loans outstanding (unaudited)	0.01	0.12	0.02	0.03	0.09
Capital Ratios
Common equity Tier 1 Capital to risk-weighted assets(12)	9.61%	8.20%	7.94%	n/a	n/a
Tier 1 capital to average assets	8.92	7.82	8.28	8.15%	10.71%
Tier 1 capital to risk-weighted assets(12)	10.05	8.55	8.92	9.83	12.64
Total capital to risk-weighted assets(12)	12.56	11.38	11.14	12.59	13.83
Total common equity to total assets(13)	15.38	11.49	11.94	12.51	10.80
Total stockholders’ equity to total assets	15.38	11.49	11.94	13.09	10.80
Tangible common equity to tangible assets(14)	8.37	7.17	6.87	7.07	9.21

(1)	Prior to April 1, 2013, Independent elected to be taxed for federal income tax purposes as an S corporation under the provisions of Sections 1361 through 1379 of the Internal Revenue Code of 1986, as amended, and, as a result, Independent did not pay U.S. federal income taxes and has not been required to make any provision or recognize any liability for federal income tax in its consolidated financial statements for any period ending on or before March 31, 2013. As of April 1, 2013, Independent terminated its S corporation election and commenced being subject to federal income taxation as a C corporation. Independent has calculated its pro forma net income, pro forma earnings per share on a basic and diluted basis, pro forma return on average assets and pro forma return on average equity for each period presented by calculating a pro forma provision for federal income taxes using an assumed annual effective federal income tax rate of 33.9% for the year ended December 31, 2013, and adjusting its historical net income for 2013 to give effect to the pro forma provision for federal income taxes for such period.
(2)	Independent calculates its diluted earnings per share for each period shown as its net income divided by the weighted-average number of its common shares outstanding during the relevant period adjusted for the dilutive effect of its outstanding warrants to purchase shares of common stock. Earnings per share on a basic and diluted basis and pro forma earnings per share on a basic and diluted basis were calculated using the following outstanding share amounts, which includes participating shares (those shares with dividend rights):

	For the Year Ended December 31,
	2017	2016	2015	2014	2013
Weighted average shares outstanding—basic	25,636,292	18,501,663	17,321,513	15,208,544	10,921,777
Weighted average shares outstanding—diluted	25,742,362	18,588,309	17,406,108	15,306,998	10,990,245

(3)	Dividends declared for the year ended December 31, 2013, include quarterly cash distributions paid to its shareholders as to the three months ended March 31, 2013, to provide them with funds to pay their federal income tax liabilities incurred as a result of the pass-through of its net taxable income for such periods to its shareholders as holders of shares in an S corporation for federal income tax purposes. The aggregate amounts of such cash distributions relating to the payment of tax liabilities were $0.52 per share for the year ended December 31, 2013.
(4)	Book value per share equals its total common stockholders’ equity (excludes preferred stock) as of the date presented divided by the number of shares of its common stock outstanding as of the date presented. The number of shares of its common stock outstanding as of December 31, 2017, 2016, 2015, 2014 and 2013 was 28,254,893, 18,870,312 shares, 18,399,194 shares, 17,032,669 shares and 12,330,158 shares, respectively.
(5)	Independent calculates tangible book value per share as of the end of a period as total common stockholders’ equity (excluding preferred stock) less goodwill and other intangible assets at the end of the relevant period divided by the outstanding number of shares of its common stock at the end of that period. Tangible book value per common share is a non-GAAP financial measure, and, as Independent calculates tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. Independent believes that the presentation of tangible book value per common share provides useful information to investors regarding its financial condition because, as do its management, banking regulators, many financial analysts and other investors, you can use the tangible book value in conjunction with more traditional bank capital ratios to assess its capital adequacy without the effect of its goodwill and other intangible assets and compare its capital adequacy with the capital adequacy of other banking organizations with significant amounts of goodwill and/or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisition. A reconciliation of tangible book value to total stockholders’ equity is presented below.
(6)	Each of seven wholly owned, but nonconsolidated, subsidiaries of Independent Bank Group holds a series of its junior subordinated debentures purchased by the subsidiary in connection with, and paid for with the proceeds of, the issuance of trust preferred securities by that subsidiary. Independent has guaranteed the payment of the amounts payable under each of those issues of trust preferred securities. During 2017, Independent assumed two trusts with the Carlile acquisition.
(7)	Independent has calculated its return on average assets and return on average equity for a period by dividing net income for that period by its average assets and average equity, as the case may be, for that period. Independent has calculated its pro forma return on average assets and pro forma return on average equity for a period by calculating its pro forma net income for that period as described in note (1) above and dividing that by its average assets and average equity, as the case may be, for that period. Independent calculates its average assets and average equity for a period by dividing the sum of its total asset balance or total stockholders’ equity balance, as the case may be, as of the close of business on each day in the relevant period and dividing by the number of days in the period. Independent calculates its return on average common equity by excluding the preferred stock dividends to derive its net income available to common stockholders and excluding the average balance of its Series A preferred stock from the total average equity to derive its common average equity. Independent calculates its return on average common equity by excluding the preferred stock dividends to derive its net income available to common stockholders and excluding the average balance of its Series A preferred stock from the total average equity to derive its common average equity.
(8)	Net interest margin for a period represents net interest income for that period divided by average interest-earning assets for that period.
(9)	Efficiency ratio for a period represents noninterest expenses, excluding the amortization of core deposit intangibles, for that period divided by the sum of net interest income and noninterest income for that period.
(10)	Independent calculates dividend payout ratio for each period presented as the dividends paid per share for such period (excluding cash distributions made to shareholders in connection with tax liabilities as described in note (3) above) divided by its basic earnings per share for such period.
(11)	Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest, and accruing loans modified under troubled debt restructurings.
(12)	Prior to 2015, Independent calculated its risk-weighted assets using the standardized method of the Basel II Framework, as implemented by the Federal Reserve and the FDIC. Beginning January 1, 2015, Independent calculated its risk-weighted assets using the Basel III Framework. The common equity tier 1 capital to risk-weighted assets ratio was a new ratio required under the Basel III Framework, effective January 1, 2015. This ratio is not applicable for periods prior to January 1, 2015.
(13)	Independent calculates common equity as of the end of the period as total stockholders’ equity less the preferred stock at period end.
(14)	Independent calculates tangible common equity as of the end of a period as total common equity (excluding preferred stock) less goodwill and other intangible assets as of the end of the period and calculate tangible assets as of the end of a period as total assets less goodwill and other intangible assets as of the end of the period. Tangible common equity to tangible assets is a non-GAAP financial measure, and as Independent calculates tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total common equity to total assets. Independent believes that the presentation of tangible common equity to tangible assets provides useful information to investors regarding its financial condition because, as do its management, banking regulators, many financial analysts and other investors, you can use the tangible common equity in conjunction with more traditional bank capital ratios to assess its capital adequacy without the effect of its goodwill and core deposit intangibles and compare its capital adequacy with the capital adequacy of other banking organizations with significant amounts of goodwill and/or core deposit intangibles. A reconciliation of the ratios of tangible common equity to tangible assets to the ratios of total common equity to total assets is presented below.
(15)	Excludes mortgage warehouse purchase loans.

Reconciliations of Non-GAAP Financial Measures

The following information reconciles: (i) Independent’s tangible book value per common share, a non-GAAP financial measure, as of the dates presented to Independent’s book value per common share, a financial measure calculated and presented in accordance with GAAP, as of the dates presented; and (ii) its ratio of tangible common equity to tangible assets, a non-GAAP financial measure, as of the dates presented to Independent’s ratios of total common equity to total assets, a financial measure calculated and presented in accordance with GAAP, as of the dates presented.

	December 31
	2017	2016	2015	2014	2013

(dollars in thousands except per share)
Tangible Common Equity
Total common stockholders’ equity	$1,336,018	$672,365	$603,371	$516,913	$233,772
Adjustments:
Goodwill	(621,458)	(258,319)	(258,643)	(229,457)	(34,704)
Core deposit intangibles, net	(43,244)	(14,177)	(16,357)	(12,455)	(3,148)

Tangible Common Equity	$671,316	$399,869	$328,371	$275,001	$195,920

Common shares outstanding	28,254,893	18,870,312	18,399,194	17,032,669	12,330,158
Book value per common share	$47.28	$35.63	$32.79	$30.35	$18.96
Tangible book value per common share	$23.76	$21.19	$17.85	$16.15	$15.89
Tangible Assets
Total assets—GAAP	$8,684,463	$5,852,801	$5,055,000	$4,132,639	$2,163,984
Adjustments:
Goodwill	(621,458)	(258,319)	(258,643)	(229,457)	(34,704)
Core deposit intangibles	(43,244)	(14,177)	(16,357)	(12,455)	(3,148)

Tangible Assets	$8,019,761	$5,508,305	$4,780,000	$3,890,727	$2,126,132

Total common equity to total assets	15.38%	11.49%	11.94%	12.51%	10.80%
Tangible common equity to tangible assets	8.37	7.17	6.87	7.07	9.21

Selected Financial Information of Integrity

The following selected historical consolidated financial information of Integrity as of and for each of the five years ended December 31, 2017, has been derived from Integrity’s unaudited financial statements (2017), Integrity’s audited financial statements (2013-2016), regulatory filings made by Integrity, and from other information provided by Integrity. You should read the following selected financial information relating to Integrity in conjunction with other information appearing elsewhere in this prospectus.

	As of and for the Year Ended December 31,
	2017	2016	2015	2014	2013
(dollars in thousands except per share)
Selected Income Statement Data
Interest income	$36,504	$30,598	$27,641	$25,552	$20,789
Interest expense	4,853	4,158	3,558	3,480	3,084
Net interest income	31,651	26,440	24,083	22,072	17,705
Provision for loan losses	635	5,212	2,313	747	1,116
Net interest income after provision for loan losses	31,016	21,227	21,770	21,324	16,589
Noninterest income	1,656	3,448	2,709	2,792	2,453
Noninterest expense	19,104	16,586	14,999	13,737	11,809
Income tax expense	6,076	2,831	3,386	3,651	2,329
Net income	7,491	5,288	6,093	6,727	4,903
Per Share Data (Common Stock)
Earnings:
Basic	$1.60	$1.17	$1.35	$1.49	$1.08
Diluted(1)	1.52	1.07	1.24	1.38	1.00
Dividends	n/a	n/a	n/a	n/a	n/a
Book value(2)	18.29	$16.82	$15.62	$14.27	$12.68
Tangible book value(2)	18.16	16.60	15.43	14.09	12.51
Selected Period End Balance Sheet Data
Total assets	$759,245	$703,978	$656,272	$583,059	$510,621
Cash and cash equivalents	57,218	63,331	108,625	36,532	55,903
Securities available for sale	22,236	17,656	30,844	33,515	45,860
Total loans (gross)	661,182	603,280	496,106	493,538	389,626
Allowance for loan losses	(7,980)	(7,305)	(4,430)	(4,802)	(4,220)
Noninterest-bearing deposits	222,792	186,003	182,666	160,064	139,790
Interest-bearing deposits	413,910	398,544	385,044	335,482	311,251
Borrowings	30,000	40,000	15,000	20,250	—
Total stockholders’ equity	85,823	76,080	70,471	64,534	57,299
Selected Performance Metrics(3)
Return on average assets(4)	.97%	.77%	.98%	1.22%	1.06%
Return on average equity(4)	9.15	7.27	9.34	11.95	10.50
Net interest margin(5)	4.30	4.08	4.08	4.23	4.16
Efficiency ratio(6)	55.25	52.36	54.92	54.75	57.14
Credit Quality Ratios
Nonperforming assets to total assets	.38%	0.00%	.94%	.16%	.41%
Nonperforming loans to total loans(7)	.43	0.00	1.24	.19	.18
Allowance for loan losses to nonperforming loans(7)	278.92	—	70.95	524.81	614.26
Allowance for loan losses to total loans	1.21	1.23	.88	.97	1.08
Net charge-offs to average loans outstanding (unaudited)	.01	.39	.55	.04	.13
Capital Ratios
Common equity Tier 1 Capital to risk-weighted assets(8)	12.70%	11.84%	13.21%	12.75%	13.04%
Tier 1 capital to average assets	11.10	10.33	10.51	10.04	10.08
Tier 1 capital to risk-weighted assets(8)	12.70	11.84	13.21	12.75	13.04
Total capital to risk-weighted assets(8)	13.89	13.03	14.09	13.80	14.13
Total stockholders’ equity to total assets	11.30	10.81	10.74	11.07	11.22
Tangible common equity to tangible assets	11.24	10.68	10.62	10.94	11.09

(1)	Integrity calculates its diluted earnings per share for each period shown as its net income divided by the weighted-average number of its common shares outstanding during the relevant period adjusted for the dilutive effect of outstanding options to purchase shares of its common stock. Earnings per share on a basic and diluted basis were calculated using the following outstanding share amounts:

	For the Year Ended December 31,
	2017	2016	2015	2014	2013
Weighted average shares outstanding—basic	4,586,068	4,514,793	4,520,512	4,520,851	4,515,978
Weighted average shares outstanding—diluted	4,914,868	4,956,343	4,925,762	4,879,301	4,838,728

(2)	Book value per share equals Integrity’s total shareholders’ equity as of the date presented divided by the number of Integrity common shares outstanding as of the date presented. The number of Integrity common shares outstanding as of December 31, 2017, 2016, 2015, 2014 and 2013 was 4,693,552 shares, 4,522,102 shares, 4,511,902 shares, 4,521,002 shares and 4,520,402 shares, respectively.
(3)	Integrity calculates tangible book value per share as of the end of any period as total shareholders’ equity less goodwill and other intangible assets (net of any related deferred tax assets and liabilities) as of the end of the relevant period divided by the outstanding number of shares of its common stock at the end of that period. Tangible book value is a non-GAAP financial measure, and, as Integrity calculates tangible book value, the most directly comparable GAAP financial measure is total shareholders’ equity. Integrity calculates tangible assets as of the end of any period as total assets less goodwill and other intangible assets (net of any related deferred tax assets and liabilities) as of the end of the relevant period. Tangible assets is a non-GAAP financial measure, and, as Integrity calculates tangible assets, the most directly comparable GAAP financial measure is tangible assets. Integrity calculates tangible common equity as of the end of any period as total shareholders’ equity less goodwill and other intangible assets (net of any related deferred tax assets and liabilities) as of the end of the relevant period divided by total assets less good will and other intangible assets (net of any related deferred tax assets and liabilities) at the end of that period. The ratio of tangible common equity to tangible assets is a non-GAAP financial measure, and, as Integrity calculates this ratio, the most directly comparable GAAP financial measure is total shareholders’ equity to total assets. Integrity’s management believes that these non-GAAP financial measures are important information to be provided to you because, as do its management, banking regulators, many financial analysts and other investors, you can use the tangible book value per common share and the ratio of tangible common equity to tangible assets in conjunction with more traditional bank capital ratios to assess Integrity’s capital adequacy without the effect of its goodwill and other intangible assets (net of any related deferred tax assets and liabilities) and compare its capital adequacy with the capital adequacy of other banking organizations with significant amounts of goodwill and/or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions.

The following table presents, as of the dates set forth below, Integrity’s total assets, tangible assets, total common equity, total shareholders’ equity and tangible common equity and presents reconciliations of Integrity’s tangible book value per common share to its book value per common share and of its ratio of tangible common equity to tangible assets to its ratio of total shareholders’ equity to total assets:

	December 31,
	2017	2016	2015	2014	2013
(dollars in thousands except per share)
Tangible Common Equity
Total common equity	$85,823	$76,080	$70,471	$64,534	$57,299
Adjustments:
Servicing Rights	585	1,035	837	850	758

Tangible Common Equity	$85,238	$75,045	$69,634	$63,684	$56,541

Common shares outstanding	4,693,552	4,522,102	4,511,902	4,521,002	4,520,402
Book value per common share	$18.29	$16.82	$15.62	$14.27	$12.68
Tangible book value per common share	18.16	16.60	15.43	14.09	12.51
Tangible Assets
Total assets—GAAP	$759,245	$703,978	$656,272	$583,059	$510,621
Adjustments:
Servicing Rights	585	1,035	837	850	758

Tangible Assets	$758,660	$702,943	$655,435	$582,209	$509,863

Total common equity to total assets	11.30%	10.81%	10.74%	11.07%	11.22%
Tangible common equity to tangible assets	11.24	10.68	10.62	10.94	11.09

(4)	Integrity has calculated its return on average assets and return on average equity for a period by dividing net income for that period by its average assets and average equity, as the case may be, for that period. Integrity calculates its average assets and average equity for a period by dividing the sum of its total asset balance or total shareholder’s equity balance, as the case may be, as of the close of business on each day in the relevant period and dividing by the number of days in the period.
(5)	Net interest margin for a period represents net interest income for that period divided by average interest-earning assets for that period.
(6)	Efficiency ratio for a period represents noninterest expenses for that period divided by the sum of net interest income and noninterest income for that period, excluding realized gains or losses from sales of investment securities for that period.
(7)	Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest, and accruing loans modified under troubled debt restructurings.
(8)	Integrity calculates its risk-weighted assets using the standardized method of the Basel III Framework, as implemented by the FDIC.

Comparative Stock Prices

The following table shows (1) the market values of Independent common stock at the close of business on November 27, 2017, the business day prior to the announcement of the proposed merger, and as of the most recent date practicable preceding the date of this proxy statement/prospectus and (2) the equivalent pro forma value of a share of Integrity common stock at such dates based on the value of the consideration to be received in the merger with respect to each share. Historical market value information regarding Integrity common stock is not provided because there is no active trading market for Integrity common stock.

	Independent Common Stock(1)	Equivalent Pro Forma Per Share of Integrity Common Stock(2)
November 27, 2017	$64.05	$32.58
February 23, 2018	72.60	35.91

(1)	Represents the closing price of Independent common stock on the Nasdaq Global Select Market on the date indicated.
(2)	Equivalent pro forma market value per share of Integrity common stock represents the historical market value per share of Independent common stock multiplied by, as to November 27, 2017, an assumed exchange ratio of 0.4106 of a share of Independent Common stock for each share of Integrity common stock (which ratio is based on 5,046,952 shares of Integrity common stock, which are anticipated to be outstanding on the tangible equity determination date) for each share of Integrity common stock and adding the assumed per share cash consideration of $6.11 at November 27, 2017, and February 23, 2018. Both examples assume an adjusted tangible equity of Integrity (calculated in accordance with the reorganization agreement) of at least $84.0 million. Such assumed ratio was calculated based on the additional assumption that $30.8 million in the aggregate was paid to Integrity shareholders and an aggregate payment of $790,124 to cash out unexercised Integrity stock options.

For an explanation of how the Integrity adjusted tangible equity will be calculated, the effect on the purchase price if adjusted tangible equity is less than $84.0 million on the effective date, the calculation of the number of shares of Integrity common stock that will be issued and outstanding on the effective date, and other estimates, please refer to “The Merger,” beginning on page 49  of this proxy statement/prospectus.

Dividends

Dividend Payments

As approved by Independent’s board of directors, Independent declared and paid a $0.08 per share dividend to holders of Independent common stock in the first three quarters of 2016 and a $0.10 per share dividend paid in the fourth fiscal quarter of 2016 and each of its four fiscal quarters of 2017 and a $0.12 per share dividend paid in the first fiscal quarter of 2018. Independent intends to continue to pay regularly quarterly cash dividends on its common stock following the merger, when, as and if declared by Independent’s board of directors out of funds legally available for that purpose and subject to regulatory restrictions. No dividends payable in the future have been declared by Independent’s board of directors.

Independent’s dividend policy may change with respect to the payment of dividends as a return on investment, and Independent’s board of directors may change or eliminate the payment of future dividends at its discretion, without notice to Independent’s shareholders. There can be no assurance that Independent will continue to pay dividends in the future. Future dividends on Independent common stock will depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, Independent’s ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the board of directors of Independent.

Dividend Restrictions; Source of Strength

Under the terms of its junior subordinated debentures issued in connection with the issuance of trust preferred securities by subsidiaries of Independent, Independent is not permitted to pay any dividends on its common stock if it is in default on any payments required to be made on the junior subordinated debentures.

Independent is regarded as a legal entity separate and distinct from Independent Bank. The principal source of Independent’s revenues is dividends received from Independent Bank. Texas state law places limitations on the amount that state banks may pay in dividends, which Independent Bank must adhere to when paying dividends to Independent. The Federal Reserve has issued a policy statement that provides that a bank holding company should not pay dividends unless (a) its net income over the last four quarters (net of dividends paid) has been sufficient to fully fund the dividends, (b) the prospective rate of earnings retention appears to be consistent with the capital needs, asset quality and overall financial condition of the bank holding company and its subsidiaries and (c) the bank holding company will continue to meet minimum required capital adequacy ratios. Accordingly, Independent should not pay cash dividends that exceed its net income in any year or that can only be funded in ways that weaken its financial strength, including by borrowing money to pay dividends. Regulatory authorities could impose administratively stricter limitations on the ability of Independent Bank to pay dividends to Independent if such limits were deemed appropriate to preserve certain capital adequacy requirements.

Under Federal Reserve policy, bank holding companies have historically been required to act as a source of financial and managerial strength to each of its banking subsidiaries, and the Dodd-Frank Wall Street Reform and Consumer Protection Act codified this policy as a statutory requirement. Under this requirement, Independent is expected to commit resources to support Independent Bank, including at times when Independent may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. A bank holding company, in certain circumstances, could be required to guarantee the capital restoration plan of an undercapitalized banking subsidiary.

Dividends paid by Independent Bank have provided a substantial part of Independent’s operating funds, and for the foreseeable future, it is anticipated that dividends paid by Independent Bank to Independent will continue to be Independent’s principal source of operating funds. However, capital adequacy requirements serve to limit the amount of dividends that may be paid by Independent Bank. Under federal law, Independent Bank cannot pay a dividend if, after paying the dividend, it would be undercapitalized. The FDIC may declare a dividend payment to be unsafe and unsound even though Independent Bank would continue to meet its capital requirements after payment of the dividend.

Additionally, under the credit agreement between Independent and U.S. Bank National Association, or U.S. Bank, Independent cannot make any dividend payments without the prior written consent of U.S. Bank; provided, however, that, so long as no default under the credit agreement has occurred and is continuing, or will occur as a result of any such dividend, Independent may pay dividends and distributions to its shareholders as permitted by applicable governmental laws and regulations.

RISK FACTORS

An investment by Integrity’s shareholders in Independent common stock as a result of the exchange of shares of Independent common stock for shares of Integrity common stock in the merger involves certain risks. Certain material risks and uncertainties connected with the merger and ownership of Independent common stock are discussed below. In addition, Independent discusses certain other material risks connected with the ownership of Independent common stock and with Independent’s business under the caption “Risk Factors” appearing in Independent’s Annual Report on Form 10-K most recently filed with the SEC and may include additional or updated disclosures of such material risks in its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that it files with the Commission after the date of this proxy statement/prospectus, each of which reports is or will be incorporated by reference in this proxy statement/prospectus.

Holders of Integrity common stock should carefully read and consider all of these risks and all other information contained in this proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference in this proxy statement/prospectus, in deciding whether to vote for approval of the various proposals for which they may vote at the special meeting of the Integrity shareholders described herein. If any of the risks described in this proxy statement/prospectus or those documents incorporated by reference herein result in effects on Independent or Independent Bank, the value of Independent common stock that you, as an existing Integrity shareholder, would hold upon consummation of the merger could decline significantly, and the current holders of Integrity common stock could lose all or part of their respective investments in the Independent common stock.

Risks Related to the Merger

The merger of Independent and Integrity may not be completed.

Completion of the merger of Independent and Integrity is subject to regulatory approval, which approval may not be obtained. If Independent is not successful in obtaining the required regulatory approval, the merger will not be completed. Even if such regulatory approval is received, the timing of that regulatory approval and any conditions imposed by the regulatory approval could result in certain closing conditions of the merger not being satisfied.

The shareholders of Integrity should bear in mind that regulatory approval reflects only the view that the merger does not contravene applicable competitive standards imposed by law, and that the merger is consistent with regulatory policies relating to safety and soundness. Further, regulatory approval is not an opinion that the proposed merger is favorable to the shareholders of either party to the merger from a financial point of view or that the regulatory authority granting such approval has considered the adequacy of the terms of the merger. Regulatory approval is not an endorsement or recommendation of the merger.

The consummation of the merger is also subject to other conditions precedent as set forth in the reorganization agreement. Those conditions precedent include the approval of the merger by the holders of Integrity’s common stock, Integrity having minimum adjusted tangible equity capital (as calculated in accordance with the reorganization agreement) of $76.0 million, Integrity Bank maintaining an adequate allowance for loan losses and establishing additional reserves under certain circumstances as required by the reorganization agreement, there being no material adverse change in the condition of Integrity or Integrity Bank, on the one hand, or Independent, on the other hand, and the holders of not more than 5% of the outstanding shares of Integrity’s common stock exercising their statutory dissenters’ rights with respect to the merger. If a condition to either party’s obligation to consummate the merger is not satisfied, that party may be able to terminate the reorganization agreement and, in such case, the transaction would not be consummated.

Integrity and Integrity Bank will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Integrity and Integrity Bank and, consequently, on Independent and Independent Bank. Uncertainties surrounding the merger may impair the ability of one or more of Independent, Independent Bank, Integrity and Integrity Bank to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with either of the banks to seek to change their existing business relationships with such bank. In addition, the reorganization agreement restricts Integrity and Integrity Bank from taking other specified actions until the merger occurs without Independent’s consent. These restrictions may prevent Integrity or Integrity Bank from pursuing attractive business opportunities that may arise prior to the merger’s completion.

Integrating Integrity Bank into Independent Bank’s operations may be more difficult, costly or time-consuming than Independent expects.

Independent Bank and Integrity Bank have operated and, until the merger is completed, will continue to operate, independently. Accordingly, the process of integrating Integrity Bank’s operations into Independent Bank’s operations could result in the disruption of operations, the loss of Integrity Bank customers and employees and make it more difficult to achieve the intended benefits of the merger. Inconsistencies between the standards, controls, procedures and policies of Independent Bank and those of Integrity Bank could adversely affect Independent Bank’s ability to maintain relationships with current customers and employees of Integrity Bank if and when the merger is completed.

As with any merger of banking institutions, business disruptions may occur that may cause Independent Bank to lose customers or may cause Integrity Bank’s customers to withdraw their deposits from Integrity Bank prior to the merger’s consummation and from Independent Bank thereafter. The realization of the anticipated benefits of the merger may depend in large part on Independent’s ability to integrate Integrity Bank’s operations into Independent Bank’s operations, and to address differences in business models and cultures. If Independent is unable to integrate the operations of Integrity and Integrity Bank into Independent’s and Independent Bank’s operations successfully and on a timely basis, some or all of the expected benefits of the merger may not be realized. Difficulties encountered with respect to such matters could result in an adverse effect on the financial condition, results of operations, capital, liquidity or cash flows of Independent Bank and Independent.

Independent may fail to realize the cost savings anticipated from the merger.

Although Independent anticipates that it would realize certain cost savings as to the operations of Integrity and Integrity Bank and otherwise from the merger if and when the operations of Integrity and Integrity Bank are fully integrated into Independent’s and Independent Bank’s operations, it is possible that Independent may not realize all of the cost savings that Independent has estimated it can realize from the merger. For example, for a variety of reasons, Independent may be required to continue to operate or maintain some facilities or support functions that are currently expected to be combined or reduced as a result of the merger. Independent’s realization of the estimated cost savings also will depend on Independent’s ability to combine the operations of Independent and Independent Bank with the operations of Integrity and Integrity Bank in a manner that permits those costs savings to be realized. If Independent is not able to integrate the operations of Integrity and Integrity Bank into Independent’s and Independent Bank’s operations successfully and to reduce the combined costs of conducting the integration operations of the two banks, the anticipated cost savings may not be fully realized, if at all, or may take longer to realize than expected. Independent’s failure to realize those cost savings could materially adversely affect Independent’s financial condition, results of operations, capital, liquidity or cash flows.

The fairness opinion obtained by the board of directors of Integrity from its financial advisor in connection with Integrity’s entry into the reorganization agreement will not reflect changes in circumstances subsequent to the date of the fairness opinion.

Sandler O’Neill, Integrity’s financial advisor in connection with the proposed merger, delivered to Integrity’s board of directors its opinion, dated November 28, 2017, to the effect that, as of the date of the opinion, based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations set forth in the opinion, the aggregate merger consideration was fair to the holders of Integrity common stock from a financial point of view. The opinion of Integrity’s financial advisor speaks only as of such date and is necessarily based on economic, market, regulatory and other conditions as in effect on, and the information made available to the financial advisor, as of the date of the opinion. Events occurring after the date of the opinion could materially affect the factors used in preparing the opinion and result in actual results differing materially from such assumptions. As a result, a conclusion similar to that of the opinion might not be reached considering the subsequent events. Any such events, or other factors on which the opinions are based, may materially alter or affect the relative values of Independent and Integrity.

Risks Related to Integrity Shareholders’ Interests if the Merger is Consummated

The adjusted tangible equity of Integrity could be an amount that results in a reduction in the cash portion of the merger consideration paid to Integrity shareholders and that could affect Independent’s obligation to consummate the merger.

The $36.1 million aggregate cash consideration will be reduced if Integrity’s adjusted tangible equity, as calculated pursuant to the reorganization agreement, is less than $84.0 million as of the tangible equity determination date. If on the tangible equity determination date, Integrity’s adjusted tangible equity is less than $84.0 million, the $31.6 million aggregate cash consideration will be reduced dollar for dollar by the difference between (x) $84.0 million minus (y) Integrity’s adjusted tangible equity as of the tangible equity determination date. Moreover, Independent’s obligation to consummate the merger is conditioned upon Integrity having adjusted tangible equity, as calculated pursuant to the reorganization agreement and as described herein, of at least $76.0 million as of the closing date. For a more detailed explanation of how the adjusted tangible equity of Integrity will be calculated, please see “The Merger—Possible Downward Adjustment to the $31.6 million Merger Consideration,” beginning on page 50.

Independent could elect to complete the merger transaction even if the Integrity adjusted tangible equity is less than $76.0 million on the tangible equity determination date.

In the event that Integrity does not have adjusted tangible equity equal to or greater than $76.0 million on the tangible equity determination date, Independent has the right to elect either to terminate the transaction without completing the merger or completing the merger regardless of Integrity’s adjusted tangible equity at that time. Integrity does not have the right to terminate the merger in the event the amount of its adjusted tangible equity is below $76.0 million under the terms of the reorganization agreement at that time. The result is that once the holders of Integrity common stock have approved the reorganization agreement and the merger, Independent can require Integrity to complete the merger even if Integrity adjusted tangible equity is below $76.0 million, in which case the cash portion of the consideration to be paid in conversion of the outstanding shares of Integrity common stock upon the consummation of the merger could be significantly reduced.

Integrity does not intend to resolicit proxies from its shareholders in the event that Integrity’s adjusted tangible equity is less than $76.0 million on the closing date.

If the Integrity adjusted tangible equity is below $76.0 million, Independent’s board of directors intends to exercise its independent judgment in determining whether to complete the merger or to terminate the reorganization agreement.

Integrity does not have a corresponding contractual right to choose not to complete the merger should its adjusted tangible equity fall below $76.0 million, even though such an event will result in the reduction in the cash portion of the consideration for which the outstanding shares of Integrity common stock will be exchanged in the merger which reduction could be substantial. In such event, the decision whether to complete the merger will rest solely with Independent. Without the right to decline to complete the merger, there would be no practical advantage for Integrity to resolicit proxies from its shareholders under these circumstances. In determining whether to approve the reorganization agreement and the merger, the holders of Integrity common stock should consider that each of their shares of Integrity common stock will be converted into a smaller cash payment of merger consideration in the merger if the Integrity adjusted tangible equity is less than $84.0 million at the time of the closing of the merger.

Integrity shareholders will not know the exact fraction of a share of Independent common stock or the exact cash payment they will receive for each share of Integrity common stock they own when they vote on approving the reorganization agreement and the merger.

For reasons discussed above and because the fraction of a share of Independent common stock for which a share of Integrity common stock will be exchanged at the closing of the merger will depend on the number of Integrity stock options that have been exercised prior to closing and because the cash portion of the merger consideration could be reduced if adjusted tangible equity falls below $84.0 million on the tangible equity determination date, when the Integrity shareholders vote on approving the reorganization agreement and the merger of Integrity with and into Independent, they will not know the exact fraction of a share of Independent common stock or the exact cash payment for which each of their outstanding shares of Integrity common stock will be exchanged in the merger and the exact number of shares of Independent common stock or the exact cash payment they will receive in the merger as consideration for their shares of Integrity common stock and must make their decision regarding how to vote with respect to the approval of the reorganization agreement and the merger without that information.

The value of the shares of Independent common stock to be received by the Integrity shareholders in the merger is dependent upon the market price of Independent’s common stock, which is subject to fluctuation and may decline over time thus reducing the economic benefits to be received by holders of Integrity common stock upon completion of the merger.

In instances in this proxy statement/prospectus, Independent has valued the Independent common stock to be issued in the merger to the holders of Integrity common stock based on the closing price of Independent’s common stock as of February 23, 2018, which was $72.60 a share. However, the value of each share of Independent common stock is subject to fluctuations in the marketplace, resulting in the possibility that its value could decrease between the date of this proxy statement/prospectus and the date of the Integrity special meeting when holders of Integrity common stock will be asked to approve the reorganization agreement and the merger, as well as between the date of that special meeting and the date of the closing of the merger. If the reorganization agreement and the merger are approved at the Integrity special meeting, there is the possibility that the value of the Independent common stock could decline materially prior to the issuance of the Independent common stock to the holders of Integrity common stock upon the completion of the merger and thereafter.

Integrity shareholders will have a reduced ownership and voting interest in Independent after the merger than they now have in Integrity and will exercise less influence over Independent’s management than they now exercise over Integrity’s management.

Integrity’s shareholders currently have the right to vote in the election of the board of directors of Integrity and on other matters affecting Integrity. The merger will transfer control of the operations of Integrity to Independent and to the shareholders of Independent. When the merger occurs, each Integrity shareholder will become a shareholder of Independent with a percentage ownership of Independent much smaller than such shareholder’s percentage ownership of Integrity immediately prior to the merger. Because of this occurrence,

Integrity shareholders will have less influence on the management and policies of Independent than they now have on the management and policies of Integrity.

The shares of Independent common stock to be received by Integrity shareholders as a result of the merger will have different rights than the shares of Integrity common stock and in some cases may be less favorable.

The rights associated with Integrity common stock are different from the rights associated with Independent common stock. In some cases, the rights associated with the Independent common stock may be less favorable to shareholders than those associated with the Integrity common stock. See “Comparison of Rights of Shareholders of Integrity and Independent” on page 113 for a more detailed description of the shareholder rights of each of Independent and Integrity.

The dissenters’ rights appraisal process relating to shares of the Integrity common stock is uncertain.

Holders of Integrity common stock may or may not be entitled to receive more than the amount provided for in the reorganization agreement for their shares of Integrity common stock if they elect to exercise their right to dissent from the proposed merger, depending on the appraisal of the fair value of the Integrity common stock pursuant to the dissenting shareholder procedures under the TBOC. See “The Merger—Dissenters’ Rights of Integrity Shareholders” on page 93 and Appendix C. For this reason, the amount of cash that such shareholders might be entitled to receive should they elect to exercise their right to dissent to the merger may be more or less than the value of the merger consideration to be paid pursuant to the reorganization agreement. In addition, it is a condition in the reorganization agreement that the holders of not more than 5% of the outstanding shares of Integrity common stock shall have exercised their statutory dissenters’ rights under the TBOC. The number of shares of Integrity common stock for which holders will exercise dissenters’ rights under the TBOC is not known and therefore there is no assurance of this closing condition being satisfied.

The holders of a significant number of shares of Integrity common stock have agreed to vote to approve the reorganization agreement.

The directors of Integrity and certain entities they represent have entered into a voting agreement with Independent pursuant to which they have agreed to vote the shares of Integrity common stock they own to approve the reorganization agreement. Those persons own an aggregate of 1,130,526 shares of Integrity common stock, or 23% of the 4,883,429 shares of Integrity common stock that were outstanding at the close of business on the record date for the Integrity special meeting. If no other shares of Integrity common stock were to be outstanding on the record date for the Integrity special meeting, the holders of an additional 2,141,371 shares or 44% of the Integrity common stock would have to vote to approve the reorganization agreement in order for the merger of Integrity with and into Independent to be approved by the Integrity shareholders.

Some of the directors and officers of Integrity may have interests and arrangements that may have influenced their decisions to support or recommend that you approve the reorganization agreement.

The interests of some of the directors and officers of Integrity may be different from those of Integrity shareholders. The directors and certain officers of Integrity are or will be participants in arrangements relating to, or that are affected by the merger that are different from, or in addition to, those of Integrity shareholders. These interests are described in more detail in the section of this proxy statement/prospectus entitled “The Merger—Financial Interests of Directors and Officers of Integrity in the Merger” beginning on page 86. Further, as noted in the preceding risk factor, directors of Integrity and certain entities they represent have entered into an agreement to vote the shares of Integrity common stock that they control in favor of approval of the reorganization agreement and the merger and in the manner most favorable to the consummation of the merger and the transactions contemplated by the reorganization agreement, or voting agreement; provided, however, that the Integrity shareholders who entered into the voting agreement would be permitted to vote to accept a superior proposal to acquire Integrity (as “superior proposal” is defined in the reorganization agreement).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this proxy statement/prospectus that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act. These forward-looking statements include information about possible or assumed future results of operations of Independent after the merger is completed as well as information about the merger, including Independent’s future revenues, income, expenses, provision for taxes, effective tax rate, earnings per share and cash flows, Independent’s future capital expenditures and dividends, Independent’s future financial condition and changes therein, including changes in Independent’s loan portfolio and allowance for loan losses, Independent’s future capital structure or changes therein, the plan and objectives of management for future operations, Independent’s future or proposed acquisitions, the future or expected effect of acquisitions on Independent’s operations, results of operations and financial condition, Independent’s future economic performance and the statements of the assumptions underlying any such statement. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is estimated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. The forward-looking statements that Independent make are based on Independent’s current expectations and assumptions regarding its business, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect the future financial results and performance of each of Independent and Integrity before the merger or Independent after the merger, and could cause those results or performance to differ materially from those expressed in the forward-looking statements. These possible events or factors include, but are not limited to:

•	Independent’s ability to sustain its current internal growth rate and total growth rate;

•	changes in geopolitical, business and economic events, occurrences and conditions, including changes in rates of inflation or deflation, nationally, regionally and in Independent’s target markets, particularly in Texas and Colorado;

•	worsening business and economic conditions nationally, regionally and in Independent’s target markets, particularly in Texas and Colorado, and the geographic areas in those states in which Independent operates;

•	Independent’s ability to consummate its proposed acquisition of Integrity;

•	Independent’s actual cost savings resulting from the acquisition of Integrity are less than expected, it is unable to realize those cost savings as soon as expected or it incurs additional or unexpected costs;

•	Independent’s revenues after the Integrity acquisitions are less than expected;

•	Independent’s dependence on its management team and its ability to attract, motivate and retain qualified personnel;

•	the concentration of Independent’s business within its geographic areas of operation in Texas and Colorado;

•	changes in asset quality, including increases in default rates and loans and higher levels of nonperforming loans and loan charge-offs;

•	concentration of the loan portfolio of Independent Bank, before and after the completion of acquisitions of financial institutions, in commercial and residential real estate loans and changes in the prices, values and sales volumes of commercial and residential real estate, values and dales volumes of commercial and residential real estate;

•	the ability of Independent Bank to make loans with acceptable net interest margins and levels of risk of repayment and to otherwise invest in assets at acceptable yields and presenting acceptable investment risks;

•	inaccuracy of the assumptions and estimates that the managements of Independent and the financial institutions that it acquires make in establishing reserves for probable loan losses and other estimates;

•	lack of liquidity, including as a result of a reduction in the amount of sources of liquidity, that Independent currently has;

•	material increases or decreases in the amount of deposits held by Independent Bank or other financial institutions that Independent acquires and the cost of those deposits;

•	Independent’s access to the debt and equity markets and the overall cost of funding its operations;

•	regulatory requirements to maintain minimum capital levels or maintenance of capital at levels sufficient to support Independent’s anticipated growth;

•	changes in market interest rates that affect the pricing of the loans and deposits of each of Independent Bank and the financial institutions that Independent acquires and the net interest income of each of Independent Bank and the financial institutions that Independent acquires;

•	fluctuations in the market value and liquidity of the securities Independent holds for sale, including as a result of changes in market interest rates;

•	effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;

•	changes in economic and market conditions that affect the amount and value of the assets of Independent Bank and of financial institutions that Independent acquires;

•	the institution and outcome of, and costs associated with, litigation and other legal proceedings against one of more of Independent, Independent Bank and financial institutions that Independent acquires or to which any of such entities is subject;

•	the occurrence of market conditions adversely affecting the financial industry generally;

•	the impact of recent and future legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by Independent’s regulators, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, specifically the Dodd-Frank Act stress testing requirements as Independent approaches $10 billion in total assets, and changes in federal government policies;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the SEC and the Public Company Accounting Oversight Board, or PCAOB, as the case may be;

•	governmental monetary and fiscal policies;

•	changes in the scope and cost of FDIC insurance and other coverage;

•	the effects of war or other conflicts, acts of terrorism (including cyber attacks) or other catastrophic events, including storms, droughts, tornadoes, hurricanes and flooding, that may affect general economic conditions;

•	Independent’s actual cost savings resulting from previous or future acquisitions are less than expected, it is unable to realize those cost savings as soon as expected, or it incurs additional or unexpected costs;

•	Independent’s revenues after previous or future acquisitions are less than expected;

•	the liquidity of, and changes in the amounts and sources of liquidity available to, us, before and after the acquisition of any financial institutions that Independent acquires;

•	deposit attrition, operating costs, customer loss and business disruption before and after Independent’s completed acquisitions, including, without limitation, difficulties in maintaining relationships with employees, may be greater than Independent expected;

•	the effects of the combination of the operations of financial institutions that Independent acquired in the recent past or may acquire in the future with Independent’s operations and the operations of Independent Bank, the effects of the integration of such operations being unsuccessful, and the effects of such integration being more difficult, time-consuming or costly than expected or not yielding the cost savings that Independent expects;

•	the impact of investments that Independent or Independent Bank may have made or may make and the changes in the value of those investments;

•	the quality of the assets of financial institutions and companies that Independent has acquired in the recent past or may acquire in the future being different than Independent determined or determine in its due diligence investigation in connection with the acquisition of such financial institutions and any inadequacy of loan loss reserves relating to, and exposure to unrecoverable losses on, loans acquired;

•	Independent’s ability to continue to identify acquisition targets and successfully acquire desirable financial institutions to sustain its growth, to expand its presence in its markets and to enter new markets;

•	general business and economic conditions in Independent’s markets change or are less favorable than expected;

•	changes occur in business conditions and inflation;

•	an increase in the rate of personal or commercial customers’ bankruptcies;

•	technology-related changes are harder to make or are more expensive than expected;

•	attacks on the security of, and breaches of, Independent or Independent Bank’s digital information systems, the costs Independent or Independent Bank incur to provide security against such attacks and any costs and liability Independent or Independent Bank incurs in connection with any breach of those systems; and

•	the potential impact of technology and “FinTech” entities on the banking industry generally.

For other factors, risks and uncertainties that could cause actual results to differ materially from estimates contained in forward-looking statements, please read the “Risk Factors” section of this proxy statement/prospectus.

Independent and Integrity urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made in this proxy statement/prospectus. As a result of these and other matters, including changes in facts, assumptions not being realized or other factors, the actual results relating to the subject matter of any forward-looking statement may differ materially from the anticipated results expressed or implied in that forward-looking statement. Any forward-looking statement made in this proxy statement/prospectus or made by Independent in any report, filing, document or information incorporated by reference in this proxy statement/prospectus, speaks only as of the date on which it is made. Neither Independent nor Integrity undertakes any obligation to update any such forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that these assumptions or bases have been chosen in good faith and that they are reasonable. However, we caution you that assumptions as to future occurrences or results almost always vary from actual future occurrences or results, and the differences between assumptions and actual occurrences and results can be material. Therefore, we caution you not to place undue reliance on the forward-looking statements contained in this proxy statement/prospectus or incorporated by reference herein.

GENERAL INFORMATION

This document constitutes a proxy statement/prospectus of Integrity and Independent and is being furnished to all record holders of Integrity common stock on the record date in connection with the solicitation of proxies by the boards of directors of Integrity to be used at the special meeting of shareholders of Integrity to be held on April 10, 2018.

One of the purposes of the special meeting is to consider and vote to approve the reorganization agreement, which provides for, among other things, the merger of Integrity with and into Independent, with Independent being the surviving entity, followed by the merger of Integrity Bank with and into Independent Bank, with Independent Bank being the surviving bank. This document also constitutes a prospectus relating to the offer and sale of Independent common stock to be issued in connection with the merger to holders of Integrity common stock (including holders of stock options to purchase Integrity common stock that are exercised prior to the consummation of the merger).

Independent has supplied all of the information contained herein relating to Independent and Independent Bank, and Integrity has supplied all of the information contained herein relating to Integrity and Integrity Bank.

THE INTEGRITY SPECIAL MEETING

This document constitutes a proxy statement/prospectus and is being provided to the record holders of Integrity common stock as part of a solicitation of proxies by the Integrity board of directors for use at the Integrity special meeting, which is to be held at the time and place specified below and at any properly convened meeting following an adjournment thereof. The purpose of the special meeting is to consider and vote to approve the Agreement and Plan of Reorganization, or reorganization agreement, which provides for, among other things, the merger of Integrity with and into Independent, with Independent being the surviving corporation.

This document also constitutes a proxy statement/prospectus relating to the offer and sale of the Independent common stock that is to be issued to record holders of Integrity common stock upon the consummation of the merger contemplated by the reorganization agreement.

This proxy statement/prospectus provides the holders of Integrity common stock with information they need to know to be able to vote or instruct their vote to be cast at the Integrity special meeting.

Date, Time and Place

The special meeting of holders of Integrity common stock will be held at Integrity’s headquarters, 4040 Washington Avenue, Houston, Texas 77007, on April 10, 2018, at 4:00 p.m. Central Time.

Purpose of the Integrity Special Meeting

At the Integrity special meeting, the holders of shares of Integrity common stock will be asked to consider and vote on the following:

Integrity Proposal One: to approve the reorganization agreement, dated as of November 28, 2017, by and between Independent and Integrity and the merger contemplated thereby; and

Integrity Proposal Two: to approve the adjournment of the Integrity special meeting to a later date or dates, if the board of directors of Integrity determines it is necessary permit solicitation of additional proxies if there are not sufficient votes at the time of the Integrity special meeting to approve the first proposal listed above.

The consummation of the merger by and between Integrity and Independent is conditioned on, among other things, the approval of the reorganization agreement, the merger and the other transactions contemplated by the reorganization agreement.

Recommendation of the Integrity Board of Directors

On November 27, 2017, the Integrity board of directors unanimously determined that the merger and the other transactions contemplated by the reorganization agreement are in the best interests of Integrity and its shareholders and it approved the reorganization agreement, the merger and the other transactions contemplated by the reorganization agreement.

Accordingly, the Integrity board of directors unanimously recommends that Integrity shareholders vote as follows:

“FOR” Integrity Proposal One approving the reorganization agreement and the merger contemplated thereby; and

“FOR” Integrity Proposal Two approving the adjournment of the Integrity special meeting if necessary to permit solicitation of additional proxies or for any other reason that the board of directors of Integrity determines is necessary.

Holders of Integrity common stock should carefully read this proxy statement/prospectus, including any documents incorporated by reference, and the Appendices in their entirety for more detailed information concerning the merger and the transactions contemplated by the reorganization agreement.

Integrity Record Date; Shareholders Entitled to Vote

The record date for the Integrity special meeting is February 23, 2018, or the Integrity record date. Only record holders of shares of Integrity common stock at 5:00 p.m. Central Time, or the close of business, on the Integrity record date are entitled to notice of the Integrity special meeting. At the close of business on the Integrity record date, the only outstanding securities of Integrity with a right to vote on the proposals were shares of Integrity common stock, with 4,883,429 shares of Integrity common stock being issued and outstanding at that time. Each share of Integrity common stock outstanding on the Integrity record date is entitled to one vote on each proposal. Holders of at least two-thirds of the outstanding shares of Integrity common stock must vote in favor of the reorganization agreement and the merger in order to permit consummation of the merger and other transactions contemplated thereby.

Voting by Integrity’s Directors and Executive Officers; Voting Agreement

At the close of business on the record date for the Integrity special meeting, Integrity directors and executive officers and their affiliates were entitled to vote 1,243,553 shares of Integrity common stock, or 25% of the shares of Integrity common stock outstanding on that date. Integrity currently expects that its directors and executive officers and their affiliates will vote their shares of Integrity common stock in favor of both of the Integrity proposals. In addition, directors and certain officers of Integrity have entered into an agreement to vote the shares of Integrity common stock that they control in favor of approval of the reorganization agreement and the merger. However, Integrity shareholders who entered into a voting agreement would be permitted to vote to accept any superior proposal to acquire Integrity (as “superior proposal” is defined in the reorganization agreement). As of the record date for the Integrity special meeting, 1,130,526 shares of Integrity common stock, or 23% of the 4,883,429 shares of Integrity common stock then outstanding and entitled to vote at the Integrity special meeting, are bound by the voting agreement.

Quorum and Adjournment

No business may be transacted at the Integrity special meeting unless a quorum is present. Shareholders who hold shares representing at least a majority of each class of the shares entitled to vote at the Integrity special meeting must be present in person or represented by proxy to constitute a quorum, but the holders of at least two-thirds of the shares of Integrity common stock entitled to vote at the Integrity special meeting must be present, in person or by proxy, at the Integrity special meeting in order for the necessary vote to be able to take action on the merger proposal. The affirmative vote of the holders of at least two-thirds of the outstanding Integrity common stock is required to approve the reorganization agreement and the merger. As a result, if shares representing at least two-thirds of the shares of Integrity common stock outstanding on the close of business on the Integrity record date are not present at the Integrity special meeting, then the presence of a quorum will still not permit the merger to be approved at the Integrity special meeting.

If a quorum is not present, or if fewer shares than are required to approve the reorganization agreement and the merger are voted in favor of the proposal to approve the reorganization agreement and the merger, then the Integrity special meeting may be adjourned to allow for the solicitation of additional proxies provided that such proposal to adjourn the Integrity special meeting is approved by the holders of a majority of the shares of Integrity common stock who are entitled to vote at the Integrity special meeting and are present or represented by proxy at the Integrity special meeting.

No notice of an adjourned Integrity special meeting need be given unless, after the adjournment, a new record date is fixed for the adjourned Integrity special meeting, in which case a notice of the adjourned Integrity special meeting shall be given to each Integrity shareholder of record entitled to vote at the Integrity special meeting. At any adjourned Integrity special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the Integrity special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned Integrity special meeting.

All shares of Integrity common stock represented at the Integrity special meeting, including shares of Integrity common stock that are represented but that vote to abstain and broker nonvotes, will be treated as present for purposes of determining the presence or absence of a quorum.

Required Vote

The required votes to approve the Integrity proposals are as follows:

Integrity Proposal One: approving the reorganization agreement and the merger requires the affirmative vote of at least two-thirds of the issued and outstanding shares of Integrity common stock entitled to vote at the Integrity special meeting. Failures to vote, broker nonvotes and abstentions will have the same effect as a vote against this proposal. Please note that only the shares of Integrity common stock are entitled to be voted at the Integrity special meeting.

Integrity Proposal Two: approving the adjournment of the Integrity special meeting to allow, if necessary, for the solicitation of additional proxies or for any other reason that the board of directors of Integrity determines is necessary will require the affirmative vote of at least a majority of the issued and outstanding shares of Integrity common stock and present or represented by proxy at the Integrity special meeting, regardless of whether there is a quorum present at the Integrity special meeting. Failures to vote, broker nonvotes and abstentions will have the same effect as a vote against the proposal. Please note that only the shares of Integrity common stock are entitled to be voted at the Integrity special meeting.

Voting of Proxies by Holders of Record of Integrity Common Stock

If you were a record holder of Integrity common stock at the close of business on the Integrity record date, a proxy card is enclosed for your use. Integrity requests that you vote your shares as promptly as possible by submitting your Integrity proxy card by mail using the enclosed return envelope. When the accompanying proxy card is properly executed, dated and returned, the shares of Integrity common stock represented by it will be voted at the Integrity special meeting or any adjournment thereof in accordance with the instructions contained in the proxy card.

If a proxy card is returned without an indication as to how the shares of Integrity common stock represented by it are to be voted with regard to a particular proposal, the shares of Integrity common stock represented by the proxy will be voted in accordance with the recommendation of the Integrity board of directors and, therefore, such shares will be voted:

“FOR” Integrity Proposal One approving the reorganization agreement and the merger; and

“FOR” Integrity Proposal Two approving the adjournment of the Integrity special meeting if necessary to permit solicitation of additional proxies or for any other reason that the board of directors determines is necessary.

At the date hereof, the Integrity board of directors has no knowledge of any business that will be presented for consideration at the Integrity special meeting and that would be required to be set forth in this proxy statement/prospectus or the related proxy card other than the matters set forth in the Integrity Notice of Special Meeting of Shareholders.

No other matter can be brought up or voted upon at the Integrity special meeting.

Your vote is important. Accordingly, if you were a record holder of Integrity common stock on the record date of the Integrity special meeting, please sign and return the enclosed proxy card whether or not you plan to attend the Integrity special meeting in person.

Attending the Meeting; Voting in Person

Only record holders of Integrity common stock on the record date, the persons duly appointed as proxies to vote shares of Integrity common stock, and invited guests may attend the Integrity special meeting. Only the holders of record of shares of the Integrity common stock as of the record date for the Integrity special meeting will be entitled to vote at the meeting. All attendees must present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring to gain admittance to the Integrity special meeting depend on whether they are shareholders of record or proxy holders. If you receive a notice of special meeting and a proxy statement/prospectus directly from Integrity, you are deemed a holder of record.

A shareholder who holds shares in “street name” through a broker, custodian, trustee or other nominee (referred to in this proxy statement/prospectus as a “beneficial owner”) who desires to attend the Integrity special meeting in person must bring proof of beneficial ownership as of the record date, such as a letter from the broker, custodian, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement or the voting instruction form provided by the broker.

A person who holds a validly executed proxy entitling such person to vote on behalf of a record owner of shares of Integrity common stock who desires to attend the Integrity special meeting in person must bring the validly executed proxy naming such person as the proxy holder, signed by the Integrity shareholder of record, and proof of the signing shareholder’s record ownership of shares of Integrity common stock as of the record date.

No cameras, recording equipment or other electronic devices will be allowed in the meeting room. Failure to provide the requested documents at the door or failure to comply with the procedures for the Integrity special meeting may prevent Integrity shareholders from being admitted to the Integrity special meeting.

Revocation of Proxies

An Integrity shareholder entitled to vote at the Integrity special meeting may revoke a previously provided proxy at any time before such time that the proxy card for any such holders of Integrity common stock must be received at the Integrity special meeting by taking any of the following three actions:

•	delivering written notice of revocation to James M. McElray, Executive Vice President and Chief Financial Officer, Integrity Bancshares, Inc., 4040 Washington Avenue, Houston, Texas 77007;

•	delivering a proxy card bearing a later date than the date of the proxy that such shareholder desires to revoke; or

•	attending the Integrity special meeting and voting in person.

Merely attending the Integrity special meeting will not, by itself, revoke your proxy; a holder of Integrity common stock must cast a subsequent vote at the Integrity special meeting using a ballot provided at the Integrity special meeting for that purpose. The last valid vote that Integrity receives before or at the Integrity special meeting is the vote that will be counted.

If you hold your shares in “street name” through a custodian or broker, you must contact such broker or custodian if you desire to revoke your proxy.

Tabulation of Votes

Integrity has appointed James M. McElray to serve as the Inspector of Election for the Integrity special meeting. The Inspector of Election will independently tabulate affirmative votes, negative votes and abstentions.

Solicitation of Proxies

The Integrity board of directors is soliciting proxies for the Integrity special meeting from holders of shares of Integrity common stock entitled to vote at such special meeting. In accordance with the reorganization agreement, Integrity will pay its own cost of soliciting proxies from its shareholders, including the cost of mailing this proxy statement/prospectus. In addition to solicitation of proxies by mail, proxies may be solicited by Integrity’s officers, directors and regular employees, without additional remuneration, by personal interview, telephone or other means of communication.

Integrity will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of Integrity common stock. Integrity may reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.

Abstentions and shares of Integrity common stock held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists at the Integrity special meeting. Brokers that are members of the NYSE or Nasdaq Global Select Market, as holders of record, are permitted to vote on certain routine matters in their discretion, but not on nonroutine matters. The proposal to approve the reorganization agreement and the merger is a nonroutine matter. Accordingly, if a holder of shares of Integrity common stock holds such shares in “street name” and does not provide voting instructions to his or her bank, broker or nominee that is a member of NYSE or Nasdaq Global Select Market, those shares will not be voted on the proposal to approve the reorganization agreement and the merger at the Integrity special meeting unless you receive a proxy from that broker that will allow you to vote the shares you beneficially own and that are held by that broker.

Adjournments

Any adjournment of the Integrity special meeting may be made from time to time if the proposal to adjourn the meeting is approved by the affirmative vote of at least a majority of the issued and outstanding shares of Integrity common stock entitled to vote and present or represented by proxy at the Integrity special meeting, whether or not a quorum exists at the Integrity special meeting. Such adjournment may be made without further notice other than by an announcement made at the Integrity special meeting, unless a new record date for the adjourned special meeting is fixed. If a quorum is not present at the Integrity special meeting or if a quorum is present at the Integrity special meeting but there are not sufficient votes at the time of the Integrity special meeting to approve the proposals, then Integrity shareholders may be asked to vote on a proposal to adjourn the Integrity special meeting so as to permit solicitation of additional proxies. A proposal to adjourn the meeting may also be made for any reason the board of directors of Integrity determines is necessary.

PROPOSAL ONE—THE MERGER

The shareholders of Integrity will be voting upon a proposal to approve the reorganization agreement and the merger. Information about the merger and the reorganization agreement is presented below under “The Merger” and elsewhere in this proxy statement/prospectus

THE MERGER

The following information describes the material aspects of the merger. A copy of the reorganization agreement is included as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. The description of the material aspects of the merger appearing below is qualified in its entirety by the terms of the reorganization agreement. You are urged to read each of the Appendices to this proxy statement/prospectus in its entirety.

Terms of the Merger

The reorganization agreement provides for Independent to acquire all of the issued and outstanding equity securities of Integrity through a merger of Integrity with and into Independent, with Independent being the surviving corporation following the merger. If the shareholders of Integrity approve the reorganization agreement at the special meeting, and if the required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are satisfied or are waived by the party entitled to do so, Independent and Integrity hope to complete the merger on May 1, 2018, although delays in the completion of the merger could occur.

Independent is the sole shareholder of Independent Bank, a Texas banking association, and Integrity is the sole shareholder of Integrity Bank, a Texas state savings bank. Upon the effectiveness of the merger, both Independent Bank and Integrity Bank will be wholly owned subsidiaries of Independent. Pursuant to the reorganization agreement, immediately following the effectiveness of the merger, Integrity Bank will merge with and into Independent Bank, with Independent Bank being the surviving bank following the bank merger.

Treatment of Shares of Integrity Common Stock

As a result of the merger, holders of Integrity common stock will be entitled to receive whole shares of Independent common stock and a cash payment in exchange for their shares of Integrity common stock. Independent will pay cash in lieu of issuing fractional shares of Independent common stock. After the merger, the Integrity shareholders will no longer be owners of Integrity common stock. As a result of the merger, certificates of Integrity common stock will represent only the right to receive the merger consideration pursuant to the reorganization agreement. Integrity will cease to exist following the merger’s completion.

If the shareholders of Integrity approve the reorganization agreement and the merger, the necessary regulatory approvals of the merger are received, and the merger is completed, and assuming 5,046,952 shares of Integrity common stock are outstanding immediately prior to the merger (which assumes that outstanding Integrity stock options to acquire 163,523 Integrity common stock are exercised prior to the tangible equity determination date), there are 64,000 unexercised Integrity stock options to purchase 64,000 shares of Integrity common stock and that the aggregate amount to be paid to cash out such unexercised Integrity stock options is $790,124, Integrity has adjusted tangible equity of at least $84.0 million on the tangible equity determination date and the price of Independent common stock is $72.60 per share (the closing price of Independent common stock on February 23, 2018), then, each of the shares of Integrity common stock then outstanding would be exchanged for 0.4106 of a share of Independent common stock and a cash payment of $6.11 and all of the outstanding shares of Integrity common stock would be exchanged for an aggregate of 2,072,131 shares of Independent common stock and approximately $30.1 million in cash. For more detail on this estimate, please see “The Merger—Estimated Number of Shares of Integrity Common Stock to be Issued and Outstanding on the Closing Date” on page 50.

Treatment of Integrity Stock Options

Pursuant to the terms of the reorganization agreement, each outstanding and unvested option to acquire shares of Integrity common stock that is not fully vested and immediately exercisable will become fully vested upon the approval of the reorganization agreement and the merger by the holders of Integrity common stock. Upon such approval, all of the outstanding options to acquire shares of Integrity common stock will then no longer be subject to forfeiture and will be immediately exercisable. Each such option that is not exercised prior to the effective time of the merger will be automatically cashed out under the terms of the reorganization agreement and an option cancellation agreement, and the holder of each cashed out Integrity stock option will have the right to receive a cash payment in an amount equal to the per option share price multiplied by the total number of option shares held by such nonexercising option holder. Such amount will be paid to the option holders within five business days following the closing date of the merger. Any amount paid by Independent to cash out the Integrity stock options will reduce the cash portion of the merger consideration. Management of Integrity anticipates that Integrity stock options to purchase 64,000 shares of Integrity common stock will remain outstanding and unexercised on the tangible equity determination date, which, based on the assumptions set forth above, would result in an aggregate payment of $790,124 to cash out such unexercised Integrity stock options.

Estimated Number of Shares of Integrity Common Stock to be Issued and Outstanding on the Closing Date

The number of shares of Independent common stock and cash payment amount to be received by the Integrity shareholders with respect to their shares of Integrity common stock is dependent, among other factors, upon the number of shares of Integrity common stock issued and outstanding immediately prior to the effective time of the merger. As of February 23, 2018, the record date for the Integrity special meeting, 4,883,429 shares of Integrity common stock were issued and outstanding, and Integrity stock options to purchase 227,523 shares of Integrity common stock were outstanding and unexercised. If outstanding Integrity stock options to purchase 163,523 shares of Integrity common stock are exercised, 5,046,952 shares of Integrity common stock would be issued and outstanding immediately prior to the effective time of the merger. Shares of Integrity common stock acquired upon the exercise of Integrity stock options will be exchanged for shares of Independent common stock and a cash payment in the merger on the same basis as all other shares of Integrity common stock outstanding immediately prior to the effective time of the merger.

Possible Downward Adjustment to the $31.6 million Merger Consideration

The $31.6 million cash consideration will be reduced, on a dollar-for-dollar basis, if the adjusted tangible equity of Integrity is less than $84.0 million on the tangible equity determination date. Under those circumstances, the aggregate cash consideration would be reduced by the difference between $84.0 million and the amount Integrity’s tangible equity on the tangible equity determination date.

As noted above, the amount paid by Independent to cash out outstanding and unexercised Integrity stock options will reduce the aggregate cash portion of the merger consideration. Management of Integrity anticipates that Integrity stock options to purchase 64,000 shares of Integrity common stock will remain outstanding and unexercised, and that, based upon the closing price of Independent common stock of $72.60 on February 23, 2018, Independent would make an aggregate payment of approximately $790,124 to cash out such unexercised Integrity stock options. In this event, the aggregate cash portion of the merger consideration would be reduced by $790,124 from $31.6 million to approximately $30.8 million.

Pursuant to the terms of the reorganization agreement, the adjusted tangible equity of Integrity will be determined from Integrity’s financial statements prepared in accordance with generally accepted accounting principles, consistently applied, or GAAP, adjusted as provided for below. Any unrealized gains or losses in investment securities will also be excluded from the calculation of adjusted tangible equity.

The calculation of Integrity’s adjusted tangible equity for purposes of determining whether there is a downward adjustment to the $31.6 million cash consideration to be received by the Integrity shareholders in the merger will include a deduction for the costs and expenses of Integrity and Integrity Bank listed below, on an after tax basis, which are currently estimated to range, in the aggregate, between approximately $9.3 million and $9.5 million:

•	all professional fees incurred by Integrity and Integrity Bank in connection with transactions contemplated by the reorganization agreement, which would include any investment banking fees, legal fees and accounting fees and similar costs and expenses;

•	any costs or fees (including forfeited prepaid expenses) associated with the termination and de-conversion of material contracts of Integrity and Integrity Bank, including their respective data processing and other information technology contracts and as otherwise scheduled in the reorganization agreement;

•	all payments made or owed under the employment agreements, change-in control agreements, salary arrangements, continuation arrangements, deferred compensation arrangements, severance plans, or similar arrangements by Integrity or Integrity Bank and all other payments, if any, made to directors, director long-term care agreements, officers and employees of Integrity or Integrity Bank related to the consummation of the merger;

•	the premium for four (4) years of director and officer insurance tail coverage required by the reorganization agreement;

•	the portion of the payroll and income tax owed by Integrity or Integrity Bank resulting from the cashout of the Integrity stock options, if any, or from any distribution made by Integrity if Integrity’s adjusted tangible equity is more than $84.0 million on the tangible equity termination date; and

•	Any provision expense incurred to fully reserve for certain identified loans that are not resolved prior to the tangible equity determination date.

The tangible equity of Integrity (calculated in accordance with GAAP and the terms of the reorganization agreement) as of December 31, 2017, was $85.8 million. The amount of tangible equity will be increased by the amount of the consolidated net income of Integrity or decreased by the amount of the consolidated net loss of Integrity through the fifth business day prior to the tangible equity determination date. Management of Integrity estimates that Integrity will have net income of between $3.4 million and $3.6 million from January 1, 2018, through April 24, 2018. The table set forth below shows the range of Integrity’s estimates for the amounts that will affect the calculation of the Integrity adjusted tangible equity, assuming the closing of the merger occurs on April 30, 2018, and the merger has an effective date of May 1, 2018:

	Low Range	High Range
Tangible equity of Integrity as of December 31, 2017 prior to deductions required by reorganization agreement	$85,823	$85,823
Estimated consolidated net income of Integrity for the period from January 1, 2018, through April 24, 2018	3,400	3,600
Estimated additional equity from the purchase of stock options	4,600	5,839
Estimated professional fees the transactions contemplated by the reorganization agreement, including investment banking, legal and accounting fees and similar costs and expenses	1,501	1,501
Estimated costs and fees associated with termination and de-conversion of material contracts	1,300	1,500
Estimated payments owed under employment contracts and other payments to be made to directors, officers and employees of Integrity and Integrity Bank relating to the consummation of the merger	2,600	2,700
Estimated premiums for director and officer insurance tail coverage (for 4 year period)	41	41
Estimated payroll and income tax to be owed by Integrity resulting from the cashout of the Integrity stock options	100	100
Estimated provision expense for identified loans	3,850	3,500

Estimated total costs and expenses	9,492	9,342

Estimated adjusted tangible equity of Integrity as of April 24, 2018	$84,431	$86,020

If Integrity achieves the estimates in the range set forth above, Integrity’s adjusted tangible equity as of the closing date would be greater than $84.0 million, and, thus, the $31.6 million cash consideration would not be adjusted downward for a shortfall.

The amounts shown in the table above are only estimates and are based upon several assumptions, many of which are beyond the control of Integrity and Integrity Bank. Accordingly, the actual amount of Integrity’s adjusted tangible equity at closing of the merger (which Independent and Integrity hope will occur on May 1, 2018, although delays could occur) may vary from these estimated amounts shown in the table above. Integrity will not resolicit proxies from holders of its common stock in the event that Integrity adjusted tangible equity is below $84.0 million on the tangible equity determination date and the cash consideration is adjusted downward as Integrity has no right to do so under the reorganization agreement. Please refer to the risk factor, “Integrity does not intend to resolicit proxies from its shareholders in the event that Integrity’s adjusted tangible equity is less than $76.0 million on the closing date,” on page 37.

Integrity will provide Independent with a preliminary calculation of adjusted tangible equity at least three business days before the closing date. If Independent disagrees with such calculation of adjusted tangible equity, Integrity and Independent will meet to resolve any such disagreement. If the parties cannot resolve any such disagreement, then an independent accounting firm mutually agreed to by Integrity and Independent will resolve any such disagreement, which resolution will be final and binding upon both parties.

If Integrity has consolidated net income for the period from January 1, 2018, through April 24, 2018, and the actual costs and expenses of the type described in the table above are within the range set forth in the table above and the closing date of the merger occurs on May 1, 2018, Integrity’s adjusted tangible equity as of the closing date would be greater than $84.0 million, and, thus, there would be no deduction from the cash consideration.

Should the adjusted tangible equity be $76.0 million, then the $31.6 million cash consideration would be reduced by $8 million (the difference between $84.0 million and $76.0 million) to $23.6 million. That reduction would reduce the cash consideration for a share to be exchanged for a share of Integrity common stock in the merger.

No upward adjustment of the $31.6 million cash consideration amount will be made if the adjusted tangible equity of Integrity exceeds $84.0 million on the tangible equity determination date. As a result, the per share consideration and the aggregate consideration to be received by the Integrity shareholders in the merger will not be increased as a consequence of the adjusted tangible equity of Integrity being in excess of $84.0 million on the determination date. However, if Integrity’s tangible equity is greater than $84.0 million on the tangible equity determination date, then on the day prior to the closing date, Integrity may distribute to its shareholders an amount equal to the difference between the actual amount of tangible equity on the tangible equity determination date less $84.0 million.

Independent’s obligation to consummate the merger is conditioned upon Integrity having an adjusted tangible equity (calculated pursuant to the reorganization agreement and after the deductions described above) of at least $76.0 million as of the closing date. Should the Integrity adjusted tangible equity be less than $76.0 million, then Independent may, in its sole discretion refuse to close the transactions and consummate the merger, or Independent may elect to proceed with the transactions and consummate the merger, in which case the $31.6 million cash consideration would be subject to a deduction equal to $84.0 million minus the calculated adjusted tangible equity of Integrity at the tangible equity determination date. If the Integrity adjusted tangible equity is below $76.0 million at the tangible equity determination date, Independent’s board of directors intends to exercise its independent judgment in determining whether to complete the merger or to terminate the reorganization agreement. In making this determination, the Independent board of directors will exercise its fiduciary duties, including fulfilling its duty to review the reasons why the Integrity adjusted tangible equity was lower than $76.0 million, whether that lower valuation negatively impacts the benefits that Independent hoped to achieve as a result of the merger, whether the corresponding reduced amount of cash consideration to be paid to cash out the Integrity stock options in such event off-sets any potential negative consequences of moving ahead with the merger, and the Independent board of directors will consult with its legal and financial advisors in evaluating whether it would be in the best interest of the Independent shareholders to complete the merger in light of all the relevant facts and circumstances surrounding the lower adjusted tangible equity of Integrity.

Value of Merger Consideration to be Received

If the necessary shareholder and regulatory approvals are obtained and the merger is completed, 5,046,952 shares of Integrity common stock are outstanding immediately prior to the merger (which is expected to be the case if Integrity stock options to purchase 163,523 shares of Integrity common stock are exercised after the date of this proxy statement/prospectus), there are Integrity stock options to purchase 64,000 shares of Integrity common stock that remain outstanding and unexercised resulting in an aggregate payment of $790,124 to cash out such unexercised Integrity stock options, and the adjusted tangible equity of Integrity is at least $84.0 million at the tangible equity determination date, each share of Integrity common stock then outstanding would be exchanged for 0.4106 of a share of Independent common stock and $6.11 per share in cash. Independent’s common stock is listed on the Nasdaq Global Select Market under the symbol “IBTX.”

Based on the assumptions set forth above and the closing price of Independent’s common stock as of February 23, 2018, of $72.60 per share, we estimate Integrity shareholders would receive merger consideration with a value of $35.91 for each share of Integrity common stock they hold immediately prior to the effective time of the merger and with an aggregate value to all holders of Integrity common stock of $181.3 million. The aggregate value of the shares of Independent common stock to be issued to the Integrity shareholders in connection with the merger and the value of the fraction of a share of Independent common stock to be issued in exchange for each share of Integrity common stock in connection with the merger will increase or decrease between the date hereof and the effective time of the merger depending on a number of factors, including fluctuations in the market price of Independent common stock.

If any Integrity stock options remain outstanding at the effective date of the merger, such Integrity stock options will be automatically cashed out pursuant to the reorganization agreement and an option cancellation agreement, and the holder of each cashed out Integrity stock option will have the right to receive a cash payment in an amount equal to the per option share price multiplied by the total number of option shares held by such nonexercising option holder. Such amount will be paid to the option holders within five business days following the closing date of the merger. Any amount paid by Independent to cash out the Integrity stock options will reduce the cash portion of the merger consideration. Management of Integrity anticipates that Integrity stock options to purchase 163,523 shares of Integrity common stock will be exercised prior to the tangible equity determination date and that outstanding Integrity stock options to purchase 64,000 shares of Integrity common stock will remain unexercised at the tangible equity determination date. See “The Merger—Treatment of Integrity Stock Options” beginning on page 50 for additional information regarding the cashout of the Integrity stock options and the calculation of the amount to be paid by Independent to cash out the Integrity stock options, if any, in connection with the merger.

The amounts in each of the tables below have been calculated based on a number of assumed stock prices and 5,046,952 outstanding shares of Integrity common stock assuming the exercise of outstanding Integrity stock options to purchase 163,523 shares of Integrity common stock and an aggregate payment of $790,124 to cash out unexercised Integrity stock options to purchase 64,000 shares of Integrity common stock. Table 1 assumes that Integrity will have adjusted tangible equity of $84.0 million (as calculated in accordance with the terms of the reorganization agreement) on the tangible equity determination date; Table II assumes that Integrity will have adjusted tangible equity of $76.0 million on the tangible equity determination date.

The actual price at which a share of Independent common stock is trading in the market at the effective time of the merger may be materially less or more than any of the assumed stock prices in each of the tables below and the price and may be materially less or more than the assumed stock prices used for determining the value of the merger consideration shown in each of the tables below. As a result, the actual amounts and values of the merger consideration received by the Integrity shareholders in the merger may differ materially from any of the amounts and values set forth in either or both of the following tables.

Table I

Assumed Stock Price	Aggregate Number Independent Shares to be Issued as Merger Consideration	Value of Aggregate Number of Independent Shares Issued as Merger Consideration(2)	Aggregate Amount of Cash Merger Consideration(2)	Value of Aggregate Merger Consideration(2)
$72.60(1)	2,072,131	$150,436,711	$30,832,015	$181,268,726
$70.00	2,072,131	145,049,170	30,738,000	175,787,170
$65.00	2,072,131	134,688,515	30,891,680	165,580,195
$60.00	2,072,131	124,327,860	31,046,000	155,373,860
$55.00	2,072,131	113,967,205	31,199,480	145,166,685
$50.00	2,072,131	103,606,550	31,353,760	134,960,310

(1)	The closing price of a share of Independent common stock on February 23, 2018.
(2)	Determined as described under “The Merger—Treatment of Shares of Integrity Common Stock” beginning on page 49.

Table II

Assumed Stock Price	Aggregate Number Independent Shares to be Issued as Merger Consideration	Value of Aggregate Number of Independent Shares Issued as Merger Consideration(2)	Aggregate Amount of Cash Merger Consideration(2)	Value of Aggregate Merger Consideration(2)
$72.60(1)	2,072,131	$150,436,711	$22,832,015	$173,268,726
$70.00	2,072,131	145,049,170	22,738,000	167,787,170
$65.00	2,072,131	134,688,515	22,891,680	157,580,195
$60.00	2,072,131	124,327,860	23,046,000	147,373,860
$55.00	2,072,131	113,967,205	23,199,480	137,166,685
$50.00	2,072,131	103,606,550	23,353,760	126,960,310

(1)	The closing price of a share of Independent common stock on February 23, 2018.
(2)	Determined as described under “The Merger—Treatment of Shares of Integrity Common Stock” beginning on page 49.

Cash in Lieu of Fractional Shares

No fractional shares of Independent common stock will be issued in the merger. Rather, if a Integrity shareholder would be entitled to receive in exchange for his or her shares of Integrity common stock a total number of shares of Independent common stock including a fraction of such a share, Independent will pay that Integrity shareholder cash in lieu of issuing that fractional share of Independent common stock. Such payment will be in an amount equal to the product of the fraction a share of Independent common stock that would otherwise be issuable to each Integrity shareholder multiplied by the market price at market close of one share of Independent’s common stock on the date the merger is consummated and will not accrue interest. The market price of shares of Independent common stock will fluctuate from the date of this proxy statement/prospectus to the date of completion of the merger, and any such fluctuations will impact the amount of cash paid for fractional shares.

Other Financial Aspects of the Merger

If Integrity’s tangible equity is greater than $84.0 million on the tangible equity determination date, then on the day prior to the closing date, Integrity may distribute to its shareholders an amount equal to the difference between the actual amount of tangible equity on the tangible equity determination date less $84.0 million.

Treatment of Shares of Independent Common Stock

Each share of Independent common stock outstanding immediately prior to the effective time of the merger shall remain issued and outstanding as one share of Independent common stock as Independent is the corporation surviving the merger.

Background of the Merger

In connection with its ongoing consideration and evaluation of its long term strategic alternatives, the Integrity board of directors and its executive management team have regularly reviewed Integrity’s strategic direction and business objectives as part of its continuing efforts to enhance shareholder value. This effort has included an evaluation of the merits and drawbacks of (i) continuing to operate as an independent institution, (ii) expansion through the strategic acquisition of other institutions and branch offices, and (iii) entering into a strategic merger with another financial institution. These considerations have focused on, among other things, prospects and developments in the regulatory environment, in the economy generally and in financial markets for financial institutions generally and Integrity, in particular, as well as conditions and ongoing consolidation in the financial services industry. From time to time, Integrity’s executive management has received inquiries about the possibility of a sale of Integrity to another bank or bank holding company.

In 2015, the management of Integrity began discussions with a bank holding company about the acquisition of Integrity. Those discussions were followed up with a written proposal in November 2015 for Bank Holding Company A to acquire Integrity for a cash price of $141.5 million contingent upon Integrity having a consolidated shareholders’ equity of $65 million at the time the transaction would be consummated. The proposal from Bank Holding Company A did not result in a signed definitive agreement.

During 2016 and early 2017, informal discussions with various potential acquirers occurred, but those discussions did not become formal acquisition proposals. In furtherance with Integrity’s interest in pursuing an acquisition, on April 3, 2017, the board of directors of Integrity engaged Sandler O’Neill to assist Integrity in identifying and evaluating strategic merger partners.

During May and June 2017, Sandler O’Neill contacted 14 parties to gauge their interest in a potential strategic transaction with Integrity. These parties were selected in consultation with Integrity based upon their size, capacity to pay and strategic interest in Integrity or banks in the Texas marketplace. Three of the parties executed nondisclosure agreements and were given access to preliminary diligence materials. Integrity received three written nonbinding expressions of interest and one indication of interest from Independent, which was provided orally to Sandler O’Neill and later withdrawn prior to Integrity’s board meeting. The four offers ranged from $140.0 million in aggregate consideration to $163.6 million. Bank Holding Company B, which had put forth the highest value in its expression of interest, did not execute a nondisclosure agreement and was not given access to preliminary diligence materials prior to submitting its proposal. After reviewing the indications at Integrity’s meeting of the Board of Directors, and following conversations between Sandler O’Neill and Bank Holding Company B, the nonbinding expression of interest from Bank Holding Company B regarding a proposed acquisition of Integrity was increased to an aggregate purchase price of approximately $165.0 million consisting of a mix of cash and common stock in Bank Holding Company B. The proposal from Bank Holding Company B did not result in a signed definitive agreement.

On October 16, 2017, Integrity received a nonbinding written expression of interest letter from Independent proposing an acquisition of Integrity for 2,072,131 shares of common stock of Independent and $31.6 million in cash, reflecting aggregate consideration of approximately $158.0 million, based upon a value of $61.00 per share of Independent common stock, which was the approximate market price of a share of Independent common stock at that time.

On October 18, 2017, Integrity received a nonbinding written letter of intent from Bank Holding Company C (which had provided a nonbinding written expression of interest in June), that reflected a proposed acquisition of Integrity for aggregate consideration of $160.0 million, of which 30% would be paid in cash and 70% would be paid in shares of Bank Holding Company C’s common stock. At the time, Bank Holding Company C was not publicly traded.

Integrity’s board of directors met on October 18, 2017, with representatives from Sandler O’Neill and Integrity’s counsel, Jackson Walker L.L.P., to discuss and evaluate the two acquisition alternatives. Among other things, the directors discussed the financial aspects of the alternatives and the differences in the two suitors and the possible impact of those differences on long term shareholder return and deal certainty. After careful consideration of both, the board of directors of Integrity concluded that the terms included in the expression of interest from Independent would provide the most favorable overall shareholder value. The board voted to pursue the expression of interest from Independent. Integrity executive management signed a binding standstill agreement and agreed to negotiate exclusively with Independent on a definitive agreement to structure and effect the transaction. Upon execution of the standstill agreement, Independent began due diligence on Integrity, Integrity Bank and their business, which due diligence extended through late November.

Independent provided a draft of the reorganization agreement on November 1, 2017. During the next few weeks, Jackson Walker L.L.P. discussed and negotiated various provisions of the reorganization agreement with counsel for Independent, and at a special meeting of the Integrity board of directors on November 27, 2017,

Integrity’s counsel provided a thorough review of the proposed agreement and all of the ancillary agreements associated with the reorganization agreement. Representatives of Sandler O’Neill discussed the financial aspects of the proposed transaction and rendered its oral opinion, which was subsequently confirmed to the Integrity board in writing, to the effect that, as of such date, the aggregate merger consideration to be received by holders of Integrity common shares was fair from a financial point of view. On November 28, 2017, Integrity executed the proposed reorganization agreement and related transaction documents. On the same day, Independent’s board of directors met and approved the reorganization agreement. Independent signed the reorganization agreement and, then, announced the transaction.

Recommendation of Integrity’s Board and Its Reasons for the Merger

Integrity’s board of directors has unanimously approved the reorganization agreement and unanimously recommends that the Integrity shareholders vote “FOR” approval of the reorganization agreement and the merger.

Integrity’s board of directors has determined that the merger is fair to, and in the best interests of, Integrity’s shareholders. In approving the reorganization agreement, Integrity’s board of directors consulted with Sandler O’Neill with respect to the financial aspects of the merger and with its outside legal counsel as to its legal duties and the terms of the reorganization agreement. In arriving at its determination, Integrity’s board also considered a number of factors, including the following:

•	Integrity’s board of directors’ familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of Integrity;

•	the current and prospective environment in which Integrity operates, including national, regional and local economic conditions, the competitive environment for banks, thrifts and other financial institutions generally and the increased regulatory burdens on financial institutions generally and the trend toward consolidation in the banking industry and in the financial services industry;

•	the results that Integrity could expect to obtain if it continued to operate independently, and the likely benefits to shareholders of that course of action, as compared with the value of the merger consideration offered by Independent;

•	that shareholders of Integrity will receive the merger consideration in shares of Independent common stock, which is publicly traded on the Nasdaq Global Select Market;

•	the financial presentation of Sandler O’Neill and the opinion of Sandler O’Neill, dated November 28, 2017, to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth in the opinion, the aggregate merger consideration to be received by the holders of Integrity common stock was fair to such holders from a financial point of view (see “Merger—Fairness Opinion of Financial Advisor to Integrity,” beginning on page 58);

•	the treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Code with respect to Integrity stock exchanged for Independent stock;

•	the ability of Independent to pay the aggregate merger consideration without a financing contingency and without the need to obtain financing to close the transaction;

•	the ability of Independent to receive the requisite regulatory approvals in a timely manner;

•	the terms and conditions of the reorganization agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing, including a provision that permits Integrity’s board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to a third party that has submitted an unsolicited proposal to acquire Integrity;

•	that under the reorganization agreement Integrity could not solicit competing proposals for the acquisition of Integrity;

•	the merger with a larger holding company would provide the opportunity to realize economies of scale, increase efficiencies of operations and enhance the development of new products and services;

•	the agreement of Independent to honor certain existing employee benefits;

•	that some of Integrity’s directors and executive officers have other financial interests in the merger in addition to their interests as Integrity shareholders, including financial interests that are the result of existing compensation arrangements with Integrity and/or prospective compensation arrangements with Independent and the manner in which such interests would be affected by the merger;

•	the Integrity stock options will be cashed out pursuant to the Integrity 2007 Stock Option Plan and as contemplated by the reorganization agreement; and

•	the requirement that Integrity conduct its business in the ordinary course and other restrictions on the conduct of Integrity’s business before completion of the merger, which may delay or prevent Integrity from undertaking business opportunities that may arise before completion of the merger.

The reasons set out above for the merger are not intended to be exhaustive but do include all material factors considered by Integrity’s board of directors in approving the merger. In reaching its determination, the Integrity board of directors did not assign any relative or specific weights to different factors, and individual directors may have given different weights to different factors. Based on the reasons stated, the board believed that the merger was in the best interest of Integrity’s shareholders, and therefore the board of directors of Integrity unanimously approved the reorganization agreement and the merger. In addition, all members of Integrity’s board of directors have entered into a voting agreement requiring them to vote the shares of Integrity common stock over which they have voting authority in favor of the reorganization agreement.

INTEGRITY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF INTEGRITY COMMON STOCK VOTE FOR THE REORGANIZATION AGREEMENT AND THE MERGER.

Fairness Opinion of Financial Advisor to Integrity

Integrity retained Sandler O’Neill to act as financial advisor to Integrity’s board of directors in connection with Integrity’s consideration of a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the November 27, 2017 meeting at which Integrity’s board of directors considered and discussed the terms of the merger agreement and the merger, Sandler O’Neill delivered to Integrity’s board of directors its oral opinion, which was subsequently confirmed in writing on November 27, 2017, to the effect that, as of such date, the aggregate merger consideration to be received by holders of Integrity common shares in the merger was fair to the holders of Integrity common shares, from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Integrity common shares are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to Integrity’s board of directors in connection with its consideration of the merger agreement and the merger and does not constitute a recommendation to any shareholder of Integrity as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger agreement and the merger. Sandler O’Neill’s opinion was directed only to the fairness, from a financial point of view, of the aggregate merger consideration to the holders of Integrity common shares and does not address the underlying business decision of Integrity to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement (including any adjustments to the consideration in the merger pursuant to the merger agreement), the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Integrity or the effect of any other transaction in which Integrity might engage. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Integrity or Independent, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. Sandler O’Neill’s opinion was approved by its fairness opinion committee.

In connection with its opinion, Sandler O’Neill reviewed and considered, among other things:

•	a draft of the merger agreement, dated November 22, 2017;

•	certain publicly available financial statements and other historical financial information of Integrity and Integrity Bank SSB, a wholly owned subsidiary of Integrity, that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of Independent that Sandler O’Neill deemed relevant;

•	certain internal financial projections for Integrity for the years ending December 31, 2017 and December 31, 2018 as well as estimated annual long-term balance sheet and earnings growth rates and dividend assumptions for Integrity for the years thereafter, as provided by the senior management of Integrity;

•	publicly available consensus mean analyst earnings per share estimates for Independent for the quarter ending December 31, 2017 and the years ending December 31, 2018 and December 31, 2019, as well as an estimated annual long-term earnings per share growth rate and dividend assumptions for Independent for the years thereafter, as provided by the senior management of Independent;

•	the pro forma financial impact of the merger on Independent based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as assumptions relating to Integrity tangible equity at the time of closing of the merger, anticipated regulatory costs and the offering of an estimated amount of securities by Independent in connection with the merger, as provided by the senior management of Independent;

•	the publicly reported historical price and trading activity for Independent common stock, including a comparison of certain stock market information for Independent common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial information for Integrity and Independent with similar institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the bank and thrift industry (on a statewide and nationwide basis), to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the senior management of Integrity the business, financial condition, results of operations and prospects of Integrity and held similar discussions with certain members of the senior management of Independent and its representatives regarding the business, financial condition, results of operations and prospects of Independent.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Sandler O’Neill from public sources, that was provided to Sandler O’Neill by Integrity or Independent or their respective representatives or that was otherwise reviewed by Sandler O’Neill, and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Sandler O’Neill relied on the assurances of the respective managements of Integrity and Independent that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and Sandler O’Neill did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Integrity or Independent or any of their respective subsidiaries, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Integrity or Independent. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Integrity or Independent, or of the combined entity after the merger, and Sandler O’Neill did not review any individual credit files relating to Integrity or Independent. Sandler O’Neill assumed, with Integrity’s consent, that the respective allowances for loan losses for both Integrity and Independent were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for Integrity for the years ending December 31, 2017, and December 31, 2018, as well as estimated annual long-term balance sheet and earnings growth rates and dividend assumptions for Integrity for the years thereafter, as provided by the senior management of Integrity. In addition, Sandler O’Neill used publicly available consensus mean analyst earnings per share estimates for Independent for the quarter ending December 31, 2017, and the years ending December 31, 2018, and December 31, 2019, as well as an estimated annual long-term earnings per share growth rate and dividend assumptions for Independent for the years thereafter, as provided by the senior management of Independent. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as assumptions relating to Integrity tangible equity at the time of closing of the merger, anticipated regulatory costs and the offering of an estimated amount of securities by Independent in connection with the merger, as provided by the senior management of Independent. With respect to the foregoing information, the respective senior managements of Integrity and Independent confirmed to Sandler O’Neill that such information reflected (or, in the case of the publicly available consensus mean analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective senior managements as to the future financial performance of Integrity and Independent, respectively, and the other matters covered thereby, and Sandler O’Neill assumed that the future financial performance reflected in such information would be achieved. Sandler O’Neill expressed no opinion as to such information, or the assumptions on which such information was based. Sandler O’Neill also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Integrity or Independent since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to its analysis that Integrity and Independent would remain as going concerns for all periods relevant to its analysis.

Sandler O’Neill assumed, with Integrity’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Integrity, Independent or the merger or any related transaction, (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the merger would qualify as a tax-free reorganization for federal income tax purposes. Finally, with Integrity’s consent, Sandler O’Neill relied upon the advice that Integrity received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Sandler O’Neill expressed no opinion as to any such matters.

Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of the opinion. Events occurring after the date thereof could materially affect Sandler O’Neill’s opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expressed no opinion as to the trading value of Independent common stock at any time or what the value of Independent common stock will be once it is actually received by the holders of Integrity shares.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to Integrity’s board of directors, but is a summary of all material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Integrity or Independent and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Integrity and Independent and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Sandler O’Neill made its determination as to the fairness of the aggregate merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which are beyond the control of Integrity, Independent and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Integrity’s board of directors at its November 27, 2017 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Integrity common shares or the prices at which Integrity common shares or Independent shares may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by Integrity’s board of directors in making its determination to approve the merger agreement and should not be viewed as determinative of the aggregate merger consideration or the decision of Integrity’s board of directors or management with respect to the fairness of the merger. The type and amount of consideration payable in the merger were determined through negotiation between Integrity and Independent.

Summary of Aggregate Merger Consideration and Implied Transaction Metrics. Sandler O’Neill reviewed the financial terms of the proposed merger. Assuming that all of the common shares of Integrity outstanding immediately before the effective time are converted into the right to receive (i) an aggregate of $31,600,000 in cash, net of the aggregate nonexercising option holder payment, and (ii) an aggregate of 2,072,131 Independent shares (, subject to certain adjustments as set forth in the merger agreement (as to which Sandler O’Neill expresses no opinion), and based on the closing price of Independent common stock on November 24, 2017 of $63.85 per share, Sandler O’Neill calculated an aggregate implied transaction value of $164 million. Based upon historical financial information for Integrity as or for the last twelve months (“LTM”) ended September 30, 2017 and internal financial projections for the years ending December 31, 2017 and December 31, 2018, as provided by the senior management of Integrity, Sandler O’Neill calculated the following implied transaction metrics:

Transaction Value / Integrity Last Twelve Months Earnings:	17.9	x
Transaction Value / Integrity 2017E Earnings:	17.8
Transaction Value / Integrity 2018E Earnings:	14.7

Transaction Value / Integrity September 30, 2017 Book Value:	195%
Transaction Value / Integrity September 30, 2017 Tangible Book:	195
Tangible Book Premium(1) / Core Deposits(2):	13.4
Tangible Book Premium(1) / Core Deposits(3):	12.2

(1)	Defined as aggregate merger consideration less Integrity reported tangible common equity at September 30, 2017.
(2)	Core deposits defined as total deposits less time deposits greater than $100,000.
(3)	Core deposits defined as total deposits less time deposits greater than $250,000.

Stock Trading History. Sandler O’Neill reviewed the historical stock price performance of Independent common stock for the one-year period ended and the three-year period ended November 24, 2017. Sandler O’Neill then compared the relationship between the stock price performance of Independent’s shares to movements in the Independent Peer Group (as described below) as well as certain stock indices.

Independent One-Year Stock Price Performance

	November 24, 2016	November 24, 2017
Independent	100%	106.4%
Independent Peer Group	100	105.6
Nasdaq Bank Index	100	106.8
S&P 500 Index	100	118.0

Independent Three-Year Stock Price Performance

	November 24, 2014	November 24, 2017
Independent	100%	145.1%
Independent Peer Group	100	160.9
Nasdaq Bank Index	100	146.7
S&P 500 Index	100	125.8

Comparable Company Analyses. Sandler O’Neill used publicly available information to compare selected financial information for Integrity with a group of financial institutions selected by Sandler O’Neill (the “Integrity Peer Group”). The Integrity Peer Group consisted of major exchange traded banks and thrifts headquartered in the Southwest with total assets between $300 million and $2.5 billion, excluding announced merger targets. The Integrity Peer Group consisted of the following companies:

Veritex Holdings, Inc.	MidSouth Bancorp, Inc.
Guaranty Bancshares, Inc.	People’s Utah Bancorp
First Guaranty Bancshares, Inc.	Home Bancorp, Inc.
Investar Holding Corporation	Home Federal Bancorp, Inc. of LA
Bancorp 34, Inc.

The analysis compared financial information for Integrity as of or for the twelve months ended September 30, 2017 with the corresponding publicly available data for the Integrity Peer Group as of or for the twelve months ended September 30, 2017, with pricing data as of November 24, 2017. The table below sets forth the data for Integrity and the high, low, median and mean data for the Integrity Peer Group.

Integrity Comparable Company Analysis

	Integrity(1)	Integrity Peer Group Median	Integrity Peer Group Mean	Integrity Peer Group High	Integrity Peer Group Low
Total Assets ($MM)	805	1,691	1,521	2,495	363
Loans / Deposits (%)	97.4	93.0	90.4	112.1	74.3
Nonperforming Assets(2) / Total Assets (%)	0.21	0.81	1.11	2.83	0.13
Tangible Common Equity / Tangible Assets (%)	10.46	11.09	11.12	14.24	8.04
Tier 1 Leverage Ratio(3) (%)	10.30	11.58	11.71	15.26	8.05
Total Risk-Based Capital Ratio(3) (%)	13.11	16.30	16.11	20.35	12.25
CRE / Total Risk-Based Capital Ratio(4) (%)	303.9	216.7	233.5	403.7	96.8
LTM Return on Average Assets (%)	1.19	0.88	0.92	1.54	0.05
LTM Return on Average Equity (%)	11.59	8.99	7.78	11.10	0.40
LTM Net Interest Margin (%)	4.23	3.69	3.86	4.71	3.30
LTM Efficiency Ratio (%)	52.8	63.6	64.8	88.9	53.6
Price / Tangible Book Value (%)	—	159	156	223	96
Price / LTM Earnings per Share (x)	—	18.0	18.7	27.8	9.3
Price / 2017E(5) Earnings per Share(6) (x)	—	21.1	20.6	25.0	16.4
Price / 2018E(5) Earnings per Share(6) (x)	—	17.0	17.0	21.4	14.4
Current Dividend Yield (%)	—	1.2	1.0	2.4	0.0
Market Value ($MM)	—	216	281	599	50

(1)	Bank level financial data used for: Nonperforming Assets / Total Assets; Tier 1 Leverage Ratio; Total Risk-Based Capital Ratio; CRE / Total Risk-Based Capital Ratio; LTM Net Interest Margin; LTM Efficiency Ratio.
(2)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases and real estate owned.
(3)	Bank level financial data used for Bancorp 34, Inc.
(4)	Bank level financial data used for Home Federal Bancorp, Inc. of LA and Bancorp 34, Inc.
(5)	Price / forward earnings multiples based on analyst consensus mean estimates from SNL CapIQ.
(6)	Excludes multiples of financial institutions which were either negative or greater than 40x.

Sandler O’Neill used publicly available information to perform a similar analysis for Independent and a group of financial institutions selected by Sandler O’Neill (the “Independent Peer Group”). The Independent Peer Group consisted of major exchange traded banks and thrifts headquartered in the Southeast and Southwest with total assets between $5 billion and $12 billion, excluding announced merger targets. The Independent Peer Group consisted of the following companies.

South State Corporation	United Community Banks, Inc.
Cadence Bancorporation	Renasant Corporation
FCB Financial Holdings, Inc.	WesBanco, Inc.
Simmons First National Corporation	LegacyTexas Financial Group, Inc.
Union Bankshares Corporation	TowneBank
Ameris Bancorp	BancFirst Corporation
First Financial Bankshares, Inc.	CenterState Bank Corporation
ServisFirst Bancshares, Inc.	Southside Bancshares, Inc.
Seacoast Banking Corporation of Florida	State Bank Financial Corporation

The analysis compared publicly available financial information for Independent provided by Independent as of or for the twelve months ended September 30, 2017 with the corresponding publicly available data for the Independent Peer Group as of or for the twelve months ended September 30, 2017, with pricing data as of November 24, 2017. The table below sets forth the data for Independent and the high, low, median and mean data for the Independent Peer Group.

Independent Comparable Company Analysis

	Independent	Independent Peer Group Median	Independent Peer Group Mean	Independent Peer Group High	Independent Peer Group Low
Total Assets ($MM)	8,891	8,822	8,379	11,169	5,148
Loans / Deposits (%)	92.6	90.0	88.4	114.7	60.9
Nonperforming Assets(1) / Total Assets(2) (%)	0.28	0.50	0.64	1.40	0.17
Tangible Common Equity / Tangible Assets (%)	7.62	9.24	9.41	11.14	8.34
Tier 1 Leverage Ratio (%)	8.30	10.18	10.25	13.37	8.91
Total Risk-Based Capital Ratio (%)	11.72	13.38	14.27	20.28	11.51
CRE / Total Risk-Based Capital Ratio(2) (%)	380.5	215.3	214.0	305.7	91.1
LTM Return on Average Assets (%)	1.00	1.18	1.17	1.61	0.83
LTM Return on Average Equity (%)	7.48	9.56	10.01	17.12	7.39
LTM Net Interest Margin (%)	3.75	3.68	3.75	4.60	3.05
LTM Efficiency Ratio (%)	51.0	56.6	54.4	64.2	36.5
Price / Tangible Book Value (%)	283	229	245	389	192
Price / LTM Earnings per Share (x)	20.6	20.0	20.2	26.9	16.3
Price / 2017E(3) Earnings per Share(4) (x)	18.2	18.5	18.9	26.3	16.7
Price / 2018E(3) Earnings per Share(4) (x)	15.1	15.7	16.5	24.5	13.9
Current Dividend Yield (%)	0.6	1.6	1.4	3.3	0.0
LTM Dividend Ratio (%)	12.9	30.4	27.4	57.2	0.0
Market Value ($MM)	1,775	1,934	1,898	2,974	1,011

(1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases and real estate owned.
(2)	Bank level financial data used for Cadence Bancorporation.

(3)	Price / forward earnings multiples based on analyst consensus mean estimates from SNL CapIQ.
(4)	Excludes multiples of financial institutions which were either negative or greater than 40x.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed a group of recent merger and acquisition transactions consisting of bank transactions where targets were headquartered in Texas and announced between January 1, 2016 and November 24, 2017 with announced deal values and involving targets with assets at announcement less than $2 billion, excluding merger-of-equals transactions (the “Statewide Precedent Transactions”). Sandler O’Neill also reviewed a national group of recent merger and acquisition transactions consisting of bank transactions announced between January 1, 2016 and November 24, 2017 with announced deal values and involving targets with assets at announcement between $600 million and $1 billion and Nonperforming Assets / Total Assets less than 2.00%, excluding merger-of-equals transactions (the “Nationwide Precedent Transactions”).

The Statewide Precedent Transactions group was composed of the following nine transactions:

Buyer	Target
First Financial Bankshares, Inc.	Commercial Bancshares, Inc.
Veritex Holdings, Inc.	Liberty Bancshares, Inc.
Southside Bancshares, Inc.	Diboll State Bancshares, Inc.
First Guaranty Bancshares, Inc.	Premier Bancshares, Inc.
Veritex Holdings, Inc.	Sovereign Bancshares, Inc.
Texas State Bankshares, Inc.	Blanco National Holdings, Inc.
T Acquisition, Inc.	T Bancshares, Inc.
Collins Family Trust	Inter National Bank
Access Bancorp, Inc.	Preston National Bank

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to last twelve months earnings, transaction price to book value, transaction price to tangible book value and core deposit premium. Sandler O’Neill compared the indicated transaction multiples for the merger to the high, low, mean and median multiples of the Statewide Precedent Transactions group.

	Integrity/Independent	Statewide Precedent Transactions Median	Statewide Precedent Transactions Mean	Statewide Precedent Transactions High	Statewide Precedent Transactions Low
Transaction Price / LTM Earnings:	17.9x	18.0x	17.3x	21.6x	11.3x
Transaction Price / Book Value:	195%	160%	155%	224%	56%
Transaction Price / Tangible Book Value:	195%	174%	171%	241%	103%
Core Deposit Premium(1):	13.4%(1)/ 12.2%(2)	11.7%	10.9%	17.2%	1.0%

(1)	Core deposits defined as total deposits less time deposits greater than $100,000, unless otherwise noted; Core deposits defined as total deposits less time deposits greater than $250,000 for Veritex Holdings Inc. / Sovereign Bancshares, Inc. transaction.
(2)	Core deposits defined as total deposits less time deposits greater than $250,000.

The Nationwide Precedent Transactions group was composed of the following twelve transactions:

Buyer	Target
CenterState Bank Corporation	Sunshine Bancorp, Inc.
United Community Banks, Inc.	Four Oaks Fincorp, Inc.
State Bank Financial Corporation	AloStar Bank of Commerce
First Bancorp	ASB Bancorp, Inc.
First Busey Corporation	Mid Illinois Bancorp, Inc.
Bryn Mawr Bank Corporation	Royal Bancshares of Pennsylvania, Inc.
Midland States Bancorp, Inc.	Centrue Financial Corporation
CenterState Banks, Inc.	Gateway Financial Holdings of Florida, Inc.
First Mid-Illinois Bancshares, Inc.	First Clover Leaf Financial Corp.
Westfield Financial, Inc.	Chicopee Bancorp, Inc.
Guaranty Bancorp	Home State Bancorp
Midland Financial Co.	1st Century Bancshares, Inc.

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to last twelve months earnings, transaction price to book value, transaction price to tangible book value and core deposit premium. Sandler O’Neill compared the indicated transaction multiples for the merger to the high, low, mean and median multiples of the Nationwide Precedent Transactions group.

	Integrity/Independent	Nationwide Precedent Transactions Median	Nationwide Precedent Transactions Mean	Nationwide Precedent Transactions High	Nationwide Precedent Transactions Low
Transaction Price / LTM Earnings:	17.9x	19.6x	21.1x	30.2x	13.5x
Transaction Price / Book Value:	195%	165%	157%	241%	101%
Transaction Price / Tangible Book Value:	195%	166%	161%	241%	101%
Core Deposit Premium(1)(2):	13.4%(1) / 12.2%(2)	9.0%	8.9%	14.5%	0.6%

(1)	Core deposits defined as total deposits less time deposits greater than $100,000, unless otherwise noted; Core deposits defined as total deposits less time deposits greater than $250,000 for CenterState Banks, Inc. / Gateway Financial Holdings of Florida, Inc. transaction.
(2)	Core deposits defined as total deposits less time deposits greater than $250,000.

Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the aggregate net present value of Integrity common stock assuming Integrity performed in accordance with internal financial projections for the years ending December 31, 2017 and December 31, 2018 and estimated annual long-term balance sheet and earnings growth rates and dividend assumptions for Integrity for the years thereafter, as provided by the senior management of Integrity. To approximate the aggregate terminal value of Integrity common stock at December 31, 2021, Sandler O’Neill applied price to 2021 aggregate earnings multiples ranging from 14.0x to 21.5x and price to December 31, 2021 aggregate tangible book value multiples ranging from 125% to 200%. The terminal values were then discounted to present values using different discount rates ranging from 11.0% to 15.0% which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Integrity common stock. As illustrated in the following tables, the analysis indicated an imputed range of values of Integrity common stock in the aggregate of $119,520,000 to $208,342,000 when applying multiples of earnings and $94,649,000 to $170,471,000 when applying multiples of tangible book value.

Aggregate Earnings Multiples

Discount Rate	14.0x	15.5x	17.0x	18.5x	20.0x	21.5x
11.0%	$138,476	$152,449	$166,422	$180,396	$194,369	$208,342
12.0	133,404	146,854	160,305	173,755	187,206	200,656
13.0	128,561	141,513	154,465	167,417	180,369	193,321
14.0	123,937	136,413	148,889	161,365	173,841	186,317
15.0	119,520	131,541	143,562	155,584	167,605	179,626

Note: Dollar amounts in thousands.

Aggregate Tangible Book Value Multiples

Discount Rate	125%	140%	155%	170%	185%	200%
11.0%	$109,567	$121,748	$133,928	$146,109	$158,290	$170,471
12.0	105,575	117,301	129,026	140,751	152,476	164,201
13.0	101,765	113,056	124,346	135,637	146,927	158,218
14.0	98,126	109,001	119,877	130,752	141,628	152,504
15.0	94,649	105,128	115,607	126,087	136,566	147,045

Note: Dollar amounts in thousands.

Sandler O’Neill also considered and discussed with the Integrity board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Integrity’s net income varied from 15% above projections to 15% below projections. This analysis resulted in the following range of values for Integrity common stock in the aggregate, applying the price to 2021 aggregate earnings multiples range of 14.0x to 21.5x referred to above and a discount rate of 12.96%.

Aggregate Earnings Multiples

Annual Budget Variance	14.0x	15.5x	17.0x	18.5x	20.0x	21.5x
(15.0%)	$110,591	$121,617	$132,642	$143,668	$154,694	$165,719
(10.0)	116,644	128,318	139,993	151,667	163,341	175,015
(5.0)	122,698	135,020	147,343	159,666	171,989	184,312
0.0	128,751	141,722	154,694	167,665	180,636	193,608
5.0	134,804	148,424	162,044	175,664	189,284	202,904
10.0	140,857	155,126	169,394	183,663	197,931	212,200
15.0	146,911	161,828	176,745	191,662	206,579	221,496

Note: Dollar amounts in thousands.

Sandler O’Neill also performed an analysis that estimated the net present value per share of Independent stock assuming that Independent performed in accordance with publicly available consensus mean analyst estimates for Independent for the quarter ending December 31, 2017 and the years ending December 31, 2018 and December 31, 2019, as well as an estimated long-term annual earnings per share growth rate and dividend assumptions, as provided by the senior management of Independent. To approximate the terminal value of a share of Independent stock at December 31, 2021, Sandler O’Neill applied price to 2021 earnings per share multiples ranging from 17.0x to 22.0x and price to December 31, 2021 tangible book value per share multiples ranging from 180% to 280%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 13.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Independent stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Independent stock of $59.46 to $88.97 when applying multiples of earnings per share and $47.09 to $84.10 when applying multiples of tangible book value per share.

Earnings Per Share Multiples

Discount Rate	17.0x	18.0x	19.0x	20.0x	21.0x	22.0x
9.0%	$69.19	$73.15	$77.10	$81.06	$85.01	$88.97
10.0	66.58	70.39	74.19	78.00	81.80	85.61
11.0	64.10	67.76	71.42	75.08	78.74	82.40
12.0	61.73	65.25	68.77	72.30	75.82	79.35
13.0	59.46	62.86	66.25	69.64	73.04	76.43

Tangible Book Value Per Share Multiples

Discount Rate	180%	200%	220%	240%	260%	280%
9.0%	$54.77	$60.63	$66.50	$72.37	$78.23	$84.10
10.0	52.71	58.35	64.00	69.64	75.28	80.92
11.0	50.75	56.18	61.61	67.04	72.47	77.90
12.0	48.88	54.10	59.33	64.56	69.78	75.01
13.0	47.09	52.12	57.16	62.19	67.22	72.25

Sandler O’Neill also considered and discussed with the Independent board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Independent’s net income varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for Independent shares, applying the price to 2021 earnings per share multiples range of 17.0x to 22.0x referred to above and a discount rate of 10.32%.

Earnings Per Share Multiples

Annual Budget Variance	17.0x	18.0x	19.0x	20.0x	21.0x	22.0x
(15.0%)	$56.19	$59.38	$62.58	$65.77	$68.97	$72.16
(10.0)	59.38	62.77	66.15	69.53	72.91	76.29
(5.0)	62.58	66.15	69.72	73.29	76.86	80.43
0.0	65.77	69.53	73.29	77.04	80.80	84.56
5.0	68.97	72.91	76.86	80.80	84.75	88.69
10.0	72.16	76.29	80.43	84.56	88.69	92.83
15.0	75.35	79.67	84.00	88.32	92.64	96.96

Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the merger closes at the end of the second calendar quarter of 2018. In performing this analysis, Sandler O’Neill utilized the following information: (i) internal financial projections for Integrity for the years ending December 31, 2017 and December 31, 2018, as well as estimated annual long-term balance sheet and earnings growth rates and dividend assumptions, as provided by the senior management of Integrity; (ii) publicly available consensus mean analyst earnings per share estimates for Independent for the quarter ending December 31, 2017 and the years ending December 31, 2018 and December 31, 2019, as well as an estimated annual long-term earnings per share growth rate and dividend assumptions, as provided by the senior management of Independent; and (iii) certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as assumptions relating to Integrity tangible equity at the time of closing of the merger, anticipated regulatory costs and the offering of an estimated amount of securities by Independent in connection with the merger, as provided by the senior management of Independent. The analysis indicated that the merger could be accretive to Independent’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2018, December 31, 2019 and December 31, 2020, accretive to Independent’s estimated tangible book value per share at closing and accretive to Independent’s estimated tangible book value per share at December 31, 2018, December 31, 2019 and December 31, 2020.

In connection with this analysis, Sandler O’Neill considered and discussed with the Integrity board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship. Sandler O’Neill has acted as financial advisor to Integrity in connection with the merger. Integrity has agreed to pay Sandler O’Neill a transaction fee in an amount equal to (i) 1.00% of the aggregate merger consideration, up to $165 million, plus (ii) 2.00% of the amount by which the aggregate merger consideration exceeds $165 million, plus (iii) 5.00% of the amount by which the aggregate merger consideration exceeds $200 million, if any, which fee at the time of announcement was approximately $1.6 million and is contingent upon the closing of the merger. Sandler O’Neill also received a $200,000 fee upon rendering its fairness opinion to the Integrity board of directors, which opinion fee will be credited in full towards the transaction fee that will become payable to Sandler O’Neill on the day of closing of the merger. Integrity has also agreed to indemnify Sandler O’Neill against certain claims and liabilities arising out of its engagement and to reimburse Sandler O’Neill for certain of its out-of-pocket expenses incurred in connection with its engagement.

Sandler O’Neill has not provided any other investment banking services to Integrity in the two years preceding the date of its opinion. In the two years preceding the date of its opinion, Sandler O’Neill has provided certain investment banking services to Independent and received fees for such services. Sandler O’Neill was engaged to provide financial advisory services to Independent in 2015, and Sandler O’Neill acted as a book-running manager for Independent in connection with an offering of subordinated notes and an offering of Independent stock in 2016. In addition, as Sandler O’Neill previously disclosed to Integrity, Sandler O’Neill acted as a co-manager in connection with the offer and sale of common stock by Independent, which was announced concurrently with the announcement of the merger and completed on November 29, 2017. In the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Independent and its affiliates. Sandler O’Neill may also actively trade the equity and debt securities of Independent and its affiliates for its own account and for the accounts of its customers.

Certain Unaudited Prospective Financial Information of Integrity

Integrity does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the inherent uncertainty of the assumptions and estimates underlying such projections. However, Integrity is including in this document certain unaudited prospective financial information that was made available to Integrity’s financial advisor in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Independent, Integrity or Sandler O’Neill or any of their respective representatives considered, or now considers, the information to be necessarily predictive of actual future results.

This information, which was prepared by management of Integrity, was prepared solely for internal use and is subjective in many respects. The unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to the business of Integrity, all of which are difficult to predict and many of which are beyond the control of Integrity. The unaudited prospective financial information reflects assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Integrity can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, because the unaudited prospective financial information covers multiple years, the information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to the business of Integrity, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or policies. For other categories of factors that could cause actual results to differ from those projected results disclosed below, please see the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 40 of this proxy statement/prospectus.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in the historical GAAP financial statements of Integrity. Neither Integrity’s independent accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information shown below, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Integrity can give no assurance that, had the unaudited prospective financial information been prepared as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Integrity does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either Independent or Integrity, as applicable, of the merger and does not attempt to predict or suggest future results of the combined company. The unaudited prospective financial information does not give effect to the impact of negotiating or executing the reorganization agreement, the expenses that may be incurred in connection with the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the reorganization agreement having been executed, or the effect on Integrity of any business or strategic decisions or actions that would likely have been taken if the reorganization agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on Integrity of any possible failure of the merger to occur. None of Independent, Integrity or Sandler O’Neill or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of Integrity or Independent, or any other person, regarding Integrity’s actual performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information should not be deemed an admission or representation by Integrity or Independent that it is viewed as material information of Integrity, particularly in light of the inherent risks and uncertainties associated with such unaudited prospective financial information of Integrity, which represents forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger and the transactions contemplated in connection with the merger, but is being provided solely because it was made available to Independent’s financial advisor in connection with the merger.

In light of the foregoing, and considering that the special meeting of shareholders of Integrity will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, shareholders of Integrity are cautioned not to place unwarranted reliance on such information in connection with their consideration of the merger.

The following table presents selected unaudited actual and prospective financial data of Integrity for the years ended and ending December 31, 2017 and 2018, respectively.

(Dollar values in thousands)	Actual for Year Ended	Projections for Year Ending
	December 31, 2017	December 31, 2018
Balance Sheet highlights
Total assets	$759,245	$879,415
Annual growth rate	(0.2)%	15.8%
Gross loans	$661,182	$727,007
Total deposits	636,702	753,226

Income Statement highlights
Net income	$7,491	$11,162
Effective tax rate	44.79%	34.55%
Growth rate	—	21.40

Per share data
Common shares outstanding	4,693,552	4,654,452
Dividends paid per share	—	$0.50

Exchange of Integrity Stock Certificates

If you are a holder of Integrity common stock, as soon as practicable, with the intent to be within five business days after the effective time of the merger, Independent’s transfer and exchange agent, Equiniti Trust Company, will mail a form of letter of transmittal and instructions to you for use in surrendering your Integrity stock certificates. When you properly surrender your Integrity stock certificates or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions, Equiniti Trust Company will promptly cancel the surrendered stock certificates and deliver to you a notice specifying, among other things, the number of shares of Independent common stock, which shall be solely in uncertificated book-entry form credited to the account of the holder of record as established in the Direct Registration System, and cash for the cash portion of the merger consideration and for fractional shares, if any, to which you are entitled under the reorganization agreement. No Independent stock certificates will be issued with respect to the Independent common stock to be issued under the reorganization agreement.

You should not send in your certificates until you receive the letter of transmittal and instructions.

At the effective time of the merger, and until surrendered as described above, other than shares of Integrity common stock subject to the exercise of dissenters’ rights, each outstanding Integrity stock certificate will be deemed for all purposes to represent only the right to receive the merger consideration to be paid pursuant to the reorganization agreement, without interest thereon. With respect to any Integrity stock certificate that has been lost, stolen or destroyed, Independent will pay the merger consideration attributable to such Integrity stock certificates, upon receipt of a surety bond or other adequate indemnity, as required in accordance with Independent’s standard policy, and receipt of evidence reasonably satisfactory to Independent of ownership of the shares in question. After the effective time of the merger, Integrity’s transfer books will be closed and no transfer of the shares of Integrity stock outstanding immediately prior to the effective time of the merger will be permitted on Independent’s stock transfer books.

To the extent permitted by law, you will be entitled to vote after the effective time of the merger, at any meeting of Independent’s shareholders that has a record date after the effective time of the merger, the number of whole shares of Independent common stock into which your shares of Integrity common stock are converted as a result of the merger, regardless of whether you have surrendered your Integrity stock certificates to the exchange agent. Whenever Independent declares a dividend or other distribution on Independent common stock which has a record date after the effective time of the merger, the declaration will include dividends or other distributions on all shares of Independent common stock issued pursuant to the reorganization agreement. However, no dividend or other distribution payable to the holders of record of Independent common stock will be delivered to you until you surrender your Integrity stock certificates.

Effective Time of the Merger

The merger will become effective at the date and time specified in the certificate of merger to be filed with the Secretary of State of Texas regarding the merger of Integrity and Independent. It is anticipated that the bank merger will be completed on the same day. If the shareholders of Integrity approve the reorganization agreement at the special meeting, and if all required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are satisfied or waived by the party entitled to do so, Independent and Integrity hope to complete the merger on May 1, 2018, although delays could occur.

Independent cannot assure you that the necessary shareholder and regulatory approvals will be obtained or that the other conditions to completion of the merger can or will be satisfied.

Conduct of Business Pending Effective Time

From the date of the reorganization agreement to and including the closing date, Integrity has agreed to and has agreed to cause the Integrity Bank to:

•	maintain its corporate existence in good standing;

•	maintain the general character of its business and conduct its business in its ordinary and usual manner;

•	extend credit only in accordance with existing lending policies and practices;

•	use commercially reasonable efforts to preserve its business organization intact; retain the services of its present employees, officers, directors and agents; retain its present customers, depositors, suppliers and correspondent banks; and preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it;

•	maintain all offices, machinery, equipment, materials, supplies, inventories, vehicles and other properties owned, leased or used by it (whether under its control or the control of others) in good operating repair and condition, ordinary wear and tear excepted;

•	comply in all material respects with all laws, regulations, ordinances, codes, orders, licenses and permits applicable to its properties and operations, where such noncompliance could be reasonably expected to cause a material adverse change;

•	timely file all tax returns required to be filed by it and promptly pay all taxes, assessments, governmental charges, duties, penalties, interest and fines that become due and payable, except those being contested in good faith by appropriate proceedings;

•	withhold from each payment made to each of its employees the amount of all taxes (including federal income taxes, FICA taxes and state and local income and wage taxes) required to be withheld therefrom and pay the same to the proper governmental authority;

•	continue to follow and implement policies, procedures and practices regarding the identification, monitoring, classification and treatment of all assets in substantially the same manner as it has in the past;

•	account for all transactions in accordance with generally accepted accounting principles (unless otherwise instructed by regulatory accounting principles, in which instance account for such transaction in accordance with regulatory accounting principles) specifically, without limitation, paying or accruing for by the tangible equity determination date all liabilities, obligations, costs and expenses owed or incurred by Integrity or Integrity Bank on or before the closing date;

•	perform all of its material obligations under contracts, leases and documents relating to or affecting its assets, properties and business, except such obligations as it may in good faith reasonably dispute;

•	maintain and keep in full force and effect, in all material respects, presently existing insurance coverage and give all notices and present all claims under all insurance policies in due and timely fashion; or

•	timely file all reports required to be filed with governmental authorities and observe and conform, in all material respects, to all applicable laws, rules, regulations, ordinances, codes, orders, licenses and permits, except those being contested in good faith by appropriate proceedings.

From the date of the reorganization agreement through the earlier of the effective time of the merger or the termination of the reorganization agreement, Integrity has agreed not to, and has agreed to cause the Integrity Bank not to, without the prior written consent of Independent:

•	introduce any new material method of management or operation;

•	intentionally take any action that could reasonably be anticipated to result in a material adverse change to its financial condition, assets, properties, liabilities, reserves, business or results of operations;

•	take or fail to take any action that could reasonably be expected to cause its representations and warranties made in the reorganization agreement (other than the representations related to making any capital expenditures or capital additions or betterments in excess of an aggregate of $100,000 or altering any of the material terms of any loan to any single borrower and his related interests in excess of the principal amount of $2,000,000, each since June 30, 2017) to be inaccurate in any material respect at the effective time of the merger or preclude Integrity from making such representations and warranties at the effective time of the merger;

•	declare, set aside or pay any dividend or other distribution with respect to its capital stock other than the payment of dividends from Integrity Bank to Integrity and the payment of distributions by Integrity to the Integrity shareholders in an amount equal to the difference between the Integrity adjusted tangible equity on the tangible equity determination date less $84.0 million;

•	enter into, alter, amend, renew or extend any material contract or commitment that would result in an obligation of Integrity to make payments in excess of $100,000, except for loans and extensions of credit in the ordinary course of business;

•	mortgage, pledge or subject to lien, charge, security interest or any other encumbrance or restriction any of its properties, business or assets, tangible or intangible, except in the ordinary course of business and consistent with past practices;

•	cause or allow the loss of insurance coverage, unless replaced with coverage that is substantially similar (in amount and insurer) to that in effect as of the date of the reorganization agreement;

•	incur any indebtedness, obligation or liability, whether absolute or contingent, other than the receipt of deposits and trade debt or except in the ordinary course of business and consistent with prudent banking practices or in connection with the transactions contemplated by the reorganization agreement or any of the agreements or documents contemplated therein;

•	discharge or satisfy any lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business and consistent with past practices;

•	issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto, except to the extent any commitment to do so is outstanding as of the date of the reorganization agreement or issue a replacement of any certificate representing shares of Integrity or Integrity Bank common stock;

•	amend or otherwise change its articles of association or bylaws;

•	sell, transfer, lease to others or otherwise dispose of any material amount of its assets or properties, discount or arrange for a payoff of a charged off or deficiency credit, cancel or compromise any material debt or claim, or waive or release any right or claim other than in the ordinary course of business and consistent with past practices, provided that any such transaction involving amounts in excess of $250,000 shall be deemed to not be in the ordinary course of business;

•	enter into any material transaction other than in the ordinary course of business except as contemplated by the reorganization agreement;

•	except with respect to the collection of checks and other negotiable instruments or otherwise in the ordinary course of the business and consistent with past practices, enter into or give any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any other third person, firm or corporation;

•	sell or knowingly dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

•	except for salary increases and the accrual for annual bonuses in the ordinary course of business and consistent with past practices, and the payment of employee bonuses in connection with the completion of the merger (all of which shall be included as a deduction in the calculation of adjusted tangible equity) (i) make any material change in the rate of compensation, commission, bonus or other direct or indirect remuneration payable, (ii) pay, agree to, or orally promise to pay, conditionally or otherwise, any additional bonus or extra compensation, pension, severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers or employees or (iii) enter into any employment or consulting contract (other than as contemplated by the reorganization agreement) or other agreement with any director, officer or employee or adopt, amend in any material respect or terminate (other than termination of any employee benefit plans contemplated by the reorganization agreement) any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation or collective bargaining agreement, any group insurance contract (except as contemplated by the reorganization agreement) or any other incentive, welfare or employee benefit plan or agreement maintained by it for the benefit of its directors, employees or former employees;

•	engage in any transaction with any of its affiliates, except in the ordinary course of business and consistent with past practices;

•	acquire any capital stock or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity, except (i) through settlement of indebtedness, foreclosure or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such person;

•

except as contemplated by the reorganization agreement, terminate, cancel or surrender any contract, lease or other agreement, or unreasonably permit any damage, destruction or loss which, in any case or in the aggregate, may reasonably be expected to result in a material adverse change to its financial condition, assets, properties, liabilities, reserves, business or results of operations;

•	dispose of, permit to lapse, transfer or grant any rights under, or knowingly breach or infringe upon, any United States or foreign license or proprietary right or materially modify any existing rights with respect thereto, except in the ordinary course of business and consistent with past practices;

•	make any capital expenditures, capital additions or betterments except in the ordinary course of business consistent with past practices;

•	hire or employ any new officer or hire or employ any new nonofficer employee, other than to replace nonofficer employees;

•	make any, or acquiesce with any, change in accounting methods, principles or material practices, except as required by generally accepted accounting principles or regulatory accounting principles, including, without limitation, making any “reverse provision for loan losses” or other similar entry or accounting method that would reduce the allowance for loan and lease losses of Integrity;

•	pay a rate on deposits at Integrity materially higher than is consistent with the ordinary course of business and consistent with past practices;

•	make any new loan except in compliance with Integrity’s existing policies and procedures and consistent with past practices;

•	renew, extend the maturity of, or alter the material terms of, any loan except in compliance with Integrity’s existing policies and procedures and consistent with past practices;

•	renew, extend the maturity of, or alter any of, the material terms of any loan classified as “substandard” and “doubtful”;

•	sell (provided, however, that payment at maturity or prepayment is not deemed a sale) investment securities or purchase investment securities, other than U.S. Treasuries with a maturity of two years or less; or

•	redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock.

For a complete description of such restrictions on the conduct of the business of Integrity and the Integrity Bank, Independent refers you to the reorganization agreement, which is attached as Appendix A to this proxy statement/prospectus.

From the date of the reorganization agreement through the effective time of the merger, Independent has agreed to and has agreed to cause Independent Bank to:

•	maintain its corporate existence in good standing;

•	maintain the general character of its business and conduct its business in its ordinary and usual manner;

•	extend credit only in accordance with existing lending policies and practices; and

•	use commercially reasonable efforts to preserve its business organization intact; retain the services of its present employees, officers, directors and agents; retain its present customers, depositors, suppliers and correspondent banks; and preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it.

No Solicitation

Integrity agreed that it will not, and that it will cause Integrity Bank and its employees, directors, officers, financial advisors and agents not to:

•	solicit, knowingly encourage, initiate or participate in any negotiations or discussions with any third party with respect to any proposal that could reasonably be expected to lead to an acquisition proposal, whether by acquisition, business combination, purchase of securities or assets or otherwise;

•	disclose to any third party any information concerning the business, properties, books or records of Integrity or Integrity Bank in connection with any acquisition proposal, other than as provided in the reorganization agreement or as required by applicable law; or

•	cooperate with any third party to make any acquisition proposal, other than the sale by Integrity or Integrity Bank of assets in the ordinary course of business consistent with past practices.

Promptly upon receipt of any unsolicited offer, Integrity will communicate to Independent the terms of any proposal or request for information and the identity of the parties involved.

Provided that Integrity has complied with the restrictions set forth above, if, after the date of the reorganization agreement and before the closing date, Integrity receives a bona fide, unsolicited written acquisition proposal, it may engage in negotiations and discussions with, and furnish any information and other access to, any person making such acquisition proposal if, and only if, the board of directors of Integrity determines in good faith, after consultation with outside legal and financial advisors, that (i) such acquisition proposal is or is reasonably capable of becoming a superior proposal and (ii) the failure of the Integrity board of directors to furnish such information or access or enter into such discussions or negotiations would reasonably be materially inconsistent with its fiduciary duties to the shareholders of Integrity; but before furnishing any material nonpublic information, Integrity must receive from the person making such acquisition proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such person as the nondisclosure agreement entered into with Independent. In such case, Integrity is required to:

•	within two business days, notify Independent of the receipt of such acquisition proposal or any request for nonpublic information relating to Integrity or for access to its properties, books or records by any person that has made, or may be considering making, an acquisition proposal;

•	communicate the material terms of such acquisition proposal to Independent, including as they may change upon any modification or amendment to the terms thereof; and

•	keep Independent reasonably apprised of the status of and other matters relating to any such acquisition proposal on a timely basis.

An “acquisition proposal” means a written offer or proposal from a party other than Independent that contains a fixed price per share or a mathematically ascertainable formula for calculating a price per share for the Integrity common stock, regarding any of the following (other than transactions contemplated by the reorganization agreement) involving Integrity: (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution or other similar transaction involving any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets or equity securities or deposits of Integrity, in a single transaction or series of related transactions, which could reasonably be expected to impede, interfere with, prevent or materially delay the completion of the merger; or (ii) any tender offer or exchange offer for 50% or more of the outstanding shares of Integrity common stock or the filing of a registration statement in connection therewith. A “superior proposal” means a bona fide acquisition proposal made by a party other than Independent that the Integrity board determines in its good faith judgment, after consultation with its outside counsel and its independent financial advisor (i) is or would result in a transaction that if consummated would be more favorable to Integrity’s shareholders from a financial point of view than the merger, taking into account all of the terms and conditions of such proposal and of the reorganization agreement (including any proposal by Independent to amend the terms of the reorganization agreement) and (ii) is capable of being, and is reasonably likely to be, consummated on the terms so proposed taking into account all financial, regulatory, legal and other aspects of such proposal.

Conditions to Completion of the Merger

The reorganization agreement contains a number of conditions to the obligations of Independent and Integrity to complete the merger that must be satisfied as of the closing date, including, but not limited to, the following:

•	approval by holders of the Integrity common stock of the reorganization agreement and the transactions contemplated thereby by the requisite vote under the Integrity certificate of formation and applicable law;

•	receipt of all approvals and consents required by applicable law from all applicable governmental authorities in connection with the reorganization agreement, any other agreement contemplated thereby and the consummation of the transactions contemplated by the reorganization agreement and such other agreements and all applicable waiting periods will have expired which approvals and consents do not impose any material requirement upon Independent or its subsidiaries that are reasonably unacceptable to Independent;

•	the registration statement of which this proxy statement/prospectus forms a part has become effective and no stop order suspending its effectiveness is in effect and no proceedings for that purpose have been initiated and continuing or threatened by the SEC, and all necessary approvals under federal or applicable state securities laws relating to the issuance or trading of the Independent common stock to be issued have been received;

•	the shares of Independent common stock to be issued to Integrity shareholders being authorized for listing on the Nasdaq Global Select Market and such approval is not withdrawn or revoked;

•	no action shall have been taken, and no statute, rule, regulation or order shall have been promulgated, enacted, entered, enforced or deemed applicable to the reorganization agreement, or the transactions contemplated hereby, by any governmental authority, including by means of the entry of a preliminary or permanent injunction, that would (i) make the reorganization agreement or any other agreement contemplated thereby, or the transactions contemplated thereby, illegal, invalid or unenforceable, (ii) as to Independent only, require the divestiture of a material portion of the assets of Integrity, (iii) impose material limits on the ability of any party to consummate the transactions contemplated by the reorganization agreement, (iv) as to Independent only, otherwise result in a material adverse change to Integrity, Integrity Bank, Independent or Independent Bank or (v) could reasonably be expected to subject Independent, Integrity, or any of their respective subsidiaries, or any of their respective officers, directors, shareholders or employees, to criminal or civil liability upon the consummation of the reorganization agreement or any other agreement contemplated thereby, or the transactions contemplated thereby;

•	the other party’s representations and warranties contained in the reorganization agreement being true and correct in all material respects as of the date of the reorganization agreement and as of the date of the closing;

•	the performance or compliance in all material respects by each party with its respective covenants and obligations required by the reorganization agreement to be performed or complied with before or at the closing of the merger; and

•	receipt by each party of all documents required to be delivered by the other party on or before the closing date, all in form and substance reasonably satisfactory to the receiving party.

In addition to the conditions listed above, Integrity’s obligations to complete the merger is subject to the satisfaction of the following conditions:

•	Independent’s delivery of the merger consideration to Equiniti Trust Company, as exchange agent;

•	no material adverse change (as defined in the reorganization agreement) shall have occurred as to Independent since June 30, 2017; and

•	the receipt by Integrity of an opinion from Jackson Walker L.L.P. to the effect that for U.S. federal income tax purposes (i) the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and (ii) each of Independent and Integrity will be a party to such reorganization within the meaning of Section 368(b) of the Code.

In addition to the conditions listed above, Independent’s obligation to complete the merger is subject to the satisfaction of the following conditions:

•	the adjusted tangible equity of Integrity, as of the closing date of the merger, must not be less than $76.0 million;

•	Integrity Bank’s allowance for loan and lease losses as of the closing date must be at a level necessary to fully reserve for loss on its loans and other real estate owned consistent with Integrity Bank’s historical methodology and in compliance with GAAP and RAP, and if certain identified loans have not been resolved prior to the tangible equity determination date, then Integrity shall have made agreed upon provisions for loan loss to reserve for such loans;

•	no material adverse change (as defined in the reorganization agreement) shall have occurred as to Integrity or Integrity Bank since June 30, 2017;

•	all Integrity employee plans must be terminated in accordance with their respective terms and all applicable laws and regulations, the affected participants must have been notified of such terminations and Integrity shall have delivered certain acknowledgements signed by certain directors and officers of Integrity and Integrity Bank;

•	All Integrity option holders that have not exercised such options shall have executed and delivered option cancellation agreements to Independent prior to the tangible equity determination date;

•	all material consents and approvals from all nongovernmental third parties that are required to be obtained under the terms of any contract, agreement or instrument to which Integrity is a party shall have been obtained;

•	the receipt by Independent of an opinion from Andrews Kurth Kenyon LLP to the effect that, for U.S. federal income tax purposes, (i) the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and (ii) each of Independent and Integrity will be a party to such reorganization within the meaning of Section 368(b) of the Code; and with respect to the bank merger, that (i) the bank merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and (ii) each of Independent Bank and Integrity Bank will be a party to such reorganization within the meaning of Section 368(b) of the Code; and

•	Integrity shall have terminated and dissolved its subsidiary, IBI Liquidating Corporation.

Any condition to the completion of the merger, except the required shareholder and regulatory or governmental approvals, and the absence of an order or ruling prohibiting the merger, may be waived in writing by the party to the reorganization agreement entitled to the benefit of such condition.

Additional Agreements

In addition to the agreements described above, each party agreed in the reorganization agreement to take certain other actions, including but not limited to the following:

•	use commercially reasonable efforts to cause the consummation of the transactions contemplated by the reorganization agreement in accordance with its terms and conditions;

•	promptly notify the other party in writing of any litigation, or of any claim, controversy or contingent liability that might reasonably be expected to become the subject of litigation, against such party or affecting any of its properties, if such litigation or potential litigation is reasonably likely, in the event of an unfavorable outcome, to result in a material adverse change to such party;

•	promptly notify the other party of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the best knowledge of such party, threatened against such party, or Integrity Bank in the case of Integrity, or Independent Bank in the case of Independent, that (i) questions or would reasonably be expected to question the validity of the reorganization agreement or the agreements contemplated thereby, or any actions taken or to be taken by such party, or Integrity Bank in the case of Integrity, pursuant thereto or (ii) seeks to enjoin or otherwise restrain the transactions contemplated by the reorganization agreement;

•	promptly notify the other party in writing if any change occurred or was threatened (or any development occurred or was threatened involving a prospective change) in the business, financial condition or operations of such party, or Integrity Bank in the case of Integrity, or Independent Bank in the case of Independent, that has resulted in or would reasonably be expected to result in a material adverse change;

•	that the confidential information provided by the other party would be used solely for the purpose of reviewing and evaluating the transactions contemplated by the reorganization agreement and any other agreement contemplated thereby, and that such confidential information would be kept confidential by such party;

•	that it would not make, issue or release, or cause to be made, issued or released, any announcement, statement, press release, acknowledgment or other public disclosure of the existence, terms, conditions or status of the reorganization agreement or the transactions contemplated thereby without the prior written consent of the other party; and

•	provide to the other party, at least three business days prior to the closing of the merger supplemental disclosure schedules pursuant to the reorganization agreement reflecting any material changes between the date of the reorganization agreement and the closing date.

Integrity agreed in the reorganization agreement to take certain other actions, including, but not limited to the following:

•	use commercially reasonable efforts to obtain all consents and approvals from third parties required in connection with the consummation of the transactions contemplated by the reorganization agreement, and to cooperate in all commercially reasonable respects with Independent to obtain all such approvals and consents required of such other party;

•	to the extent permitted by law, use its commercially reasonable efforts to provide Independent all information concerning Integrity that is required for inclusion in this proxy statement/prospectus, or any other application, filing, statement or document to be made or filed with any regulatory or governmental authority in connection with the merger and the other transactions contemplated by the reorganization agreement and to promptly inform Independent if Integrity becomes aware that any information provided or cross referenced contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading and to take the necessary steps to correct such information;

•	promptly notify Independent in writing if it becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any material written information furnished to Independent by Integrity or any representation or warranty made in or pursuant to the reorganization agreement or that results in Integrity’s failure to comply with any covenant, condition or agreement contained in the reorganization agreement;

•	afford Independent’s officers, directors, employees, attorneys, accountants, investment bankers and authorized representatives access during regular business hours to the books, contracts, commitments, personnel and records of Integrity and Integrity Bank, and furnish during such period such other information concerning Integrity and Integrity Bank as Independent may reasonably request;

•	cause Integrity Bank to maintain its allowance for loan and lease losses as of the closing date at a level necessary to fully reserve for loss on its loans and other real estate owned consistent with Integrity Bank’s historical methodology and in compliance with GAAP and RAP, and if certain identified loans have not been resolved prior to the tangible equity determination date, then Integrity shall have made agreed upon provisions for loan loss to reserve for such loans;

•	terminate, and cause Integrity Bank to terminate, subject to compliance with applicable law, all employee benefit plans of Integrity or Integrity Bank;

•	accrue for or make the payments required, and cause Integrity Bank to accrue for or make the payments required, pursuant to the employment contracts set forth in the reorganization agreement, and use commercially reasonable efforts to obtain a release from each officer with respect to their agreement;

•	make available to Independent a list of the Integrity’s shareholders and their addresses, a list showing all transfers of Integrity common stock, a list showing the grant and exercise of options, and such other information as Independent may reasonably request regarding both the ownership and prior transfers of the Integrity common stock and options;

•	consistent with generally accepted accounting principles, regulatory accounting principles and applicable banking laws and regulations, to make such accounting entries as Independent may reasonably request in order to conform the accounting records of Integrity to the accounting policies and practices of Independent;

•	purchase before closing of the merger an extended reporting period for four years under its existing directors and officers liability insurance policy for purposes of covering actions occurring prior to the effective time of the merger;

•	use its commercially reasonable efforts to obtain releases signed by, and receipt of resignations from, each of the directors and executive officers of Integrity and Integrity Bank releasing Integrity and Integrity Bank and their respective successors from any and all claims of such directors and officers, subject to certain limited exceptions, and resigning from the board of Integrity and Integrity Bank, as applicable;

•	use its commercially reasonable efforts to cause each outside director of Integrity and Integrity Bank to execute and deliver to Independent a director support agreement providing for the continuing support of Independent Bank by the outside directors;

•	that Independent, at its sole cost and expense, shall have the right to the same extent that Integrity has the right to, upon written notice to Integrity, inspect any real property leased or owned by Integrity or Integrity Bank, including conducting asbestos surveys and sampling, environmental assessments and investigations, and other environmental surveys and analysis, and to conduct further investigation if deemed desirable by Independent and upon reasonable written notice to Integrity and subject to Integrity’s right to place reasonable time and place restrictions on any such further investigation, and further subject to Independent’s obligation to make available to Integrity the results and reports of any such investigation or survey;

•	use commercially reasonable efforts, including but not limited to notifying appropriate parties and negotiating in good faith a reasonable settlement, to ensure that the data processing contracts and contracts related to the provision of any other electronic banking services, if the merger occurs, be terminated after the consummation of the merger on a date mutually agreed upon by Independent and Integrity; and shall use reasonable efforts and cooperate with Independent to facilitate a smooth conversion of data processing, item processing, network and related hardware and software, telephone systems, telecommunications, data communications and other technologies, including participating in conversion planning, design, mapping and testing activities before the closing date of the merger;

•	use commercially reasonable efforts to cause the executive officers identified in the reorganization agreement to execute and deliver to Independent an employment agreement providing for their continued employment with Independent Bank following the merger;

•	provide Independent the opportunity to participate in the defense or settlement of any stockholder litigation against Integrity and/or its directors relating to the merger and other transactions contemplated by the reorganization agreement, and no such settlement shall be agreed to without the prior written consent of Independent;

•	use commercially reasonably efforts to cause the execution of option cancellation agreements;

•	Integrity and Integrity Bank will not make any payment or provide any benefit to any officer, director or employee of Integrity or Integrity Bank, or any of their affiliates who is a “disqualified individual” (as defined in Treasury Regulation Section 1.280G-1) under any employment, severance, or termination agreement, other compensation arrangement or benefit plan currently in effect if such payment or benefit would be an “excess parachute payment” (as defined in Section 280G(b)(1) of the Internal Revenue Code of 1986) solely as a result of the transactions contemplated by the reorganization agreement or if the payment or benefit would result in the excise tax of Section 4999 of the Internal Revenue Code of 1986 being imposed on any such person; and

•	Integrity is required to take all action necessary to terminate and dissolve IBI Liquidating Corporation prior to the tangible equity determination date.

Independent agreed in the reorganization agreement to take certain other actions, including, but not limited to the following:

•	prepare and file a registration statement with the SEC with respect to the shares of Independent common stock to be issued pursuant to the reorganization agreement, and use its reasonable best efforts to cause the registration statement to become and remain effective; Independent further agreed that none of the information supplied or to be supplied by it for inclusion in (i) the registration statement will, at the time the registration statement and any amendment or supplement thereto becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the proxy statement/prospectus and any amendment or supplement thereto will, at the date(s) of mailing to Integrity shareholders and at the time of the special meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and Independent will take the necessary steps to correct such information and promptly inform Integrity;

•	file all documents required to be filed to have the shares of the Independent common stock to be issued pursuant to the reorganization agreement included for listing on the Nasdaq Global Select Market and use its commercially reasonable efforts to effect said listing;

•	prepare all documentation, to effect all filings and to use its commercially reasonable best efforts to obtain all permits, consents, approvals and authorizations of all third parties and federal or state bank regulatory or governmental authority necessary to consummate the merger and the transactions contemplated by the reorganization agreement;

•	for a period of four years from the effective time of the merger to indemnify, defend and hold harmless each person entitled to indemnification from Integrity or Integrity Bank against all liabilities arising out of actions or omissions occurring at or prior to the effective time of the merger;

•	to the extent permitted by applicable law, upon reasonable notice from Integrity, afford and cause Integrity Bank to afford Integrity’s employees and officers and authorized representatives reasonable access to the properties, books and records of Independent and its subsidiaries during normal business hours and furnish Integrity with such additional financial and operating data and other information as to the business and properties of Independent as Integrity may reasonably request from time to time; and

•

for a period of two years after the effective time of the merger (or such shorter period of time as may be applicable for “affiliates” of Integrity to sell shares of Independent common stock in accordance with Rule 145 of the Securities Act), to use its commercially reasonable efforts to file in a timely manner all reports with the Securities and Exchange Commission, or SEC, required to be filed by it pursuant to Section 13 and Section 15(d) of the Exchange Act (other than current reports on Form 8-K) and submit electronically and post on its corporate website, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

Representations and Warranties of Integrity and Independent

In the reorganization agreement, Integrity has made representations and warranties to Independent, and Independent has made representations and warranties to Integrity. The more significant of these relate to (among other things):

•	corporate organization and existence;

•	authority and power to execute the reorganization agreement and the bank merger agreement and to complete the transactions contemplated by the reorganization agreement and the bank merger agreement;

•	the absence of conflicts between the execution of the reorganization agreement and completion of the transactions contemplated by the reorganization agreement and the parties’ charter documents, applicable law and certain other agreements;

•	capitalization;

•	compliance with applicable laws and regulatory filings, including tax filings;

•	the accuracy of their financial statements and reports;

•	pending or threatened litigation and other proceedings;

•	the absence of certain changes and events; and

•	the absence of undisclosed liabilities.

Integrity also has made additional representations and warranties to Independent with respect to (among other things):

•	its ownership of Integrity Bank;

•	its investments;

•	its loan portfolio and reserve for loan losses;

•	the existence of indebtedness, certain loan agreements and related matters;

•	title and conditions of tangible assets;

•	its compliance with regulatory and environmental laws;

•	its compliance with tax laws, payment of taxes and filing of tax returns;

•	the existence of certain leases, contracts, commitments and contractual relationships;

•	actions taken by regulatory authorities and its ability to receive required regulatory approval;

•	its insurance coverage and fidelity bonds;

•	its employment relations;

•	its employees, compensation and benefits plans;

•	its deferred compensation and salary continuation arrangements, including no excess parachute payments;

•	its related person transactions;

•	its absence of certain business practices;

•	the absence of guarantees;

•	its data processing agreements;

•	its deposit accounts;

•	its loan practices and compliance with financial institution laws, rules and regulations;

•	its ownership and use of intellectual property rights;

•	completeness of its books and records;

•	its compliance with zoning and related laws;

•	dissenting shareholders;

•	business combination restrictions;

•	the receipt of a fairness opinion by its board of directors;

•	its performance of its fiduciary responsibilities as trustee, custodian, guardian or escrow agent;

•	its derivative contracts; and

•	its internal controls.

Independent has also made additional representations and warranties to Integrity with respect to (among other things):

•	its ownership of Independent Bank;

•	the “well capitalized” status of Independent and Independent Bank as defined by federal regulations as of the date of the reorganization agreement, its Community Reinvestment Act rating of “satisfactory,” lack of awareness of any fact or circumstance regarding Independent or any Independent subsidiary that would reasonably be likely to materially impede or delay Independent’s ability to obtain all requisite regulatory approvals necessary to consummate the merger in a timely manner;

•	its independent public accounting firm’s view on its financial statements and accounting procedures;

•	the timeliness and completeness of its tax filings;

•	the accuracy and completeness of the listed representations and warranties; and

•	its compliance with its SEC reporting obligations and the accuracy of such reports.

For detailed information concerning these representations and warranties, reference is made to the reorganization agreement included as Appendix A to this proxy statement/prospectus.

The reorganization agreement contains representations and warranties that Integrity and Independent made to and solely for the benefit of each other. These representations and warranties are subject to materiality standards, which may differ from what may be viewed as material by investors and shareholders, and, in certain cases, were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The assertions embodied in those representations and warranties also are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the reorganization agreement. Although neither Integrity nor Independent believes that the disclosure schedules contain information that the federal securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached reorganization agreement.

Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they were only made as of the date of the reorganization agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the reorganization agreement, which subsequent information may or may not be fully reflected in this proxy statement/prospectus or in Independent’s public disclosures.

Amendment or Waiver of the Reorganization Agreement

No termination, cancellation, modification, amendment, deletion, addition or other change in the reorganization agreement, or any provision thereof, or waiver of any right or remedy therein provided, is effective for any purpose unless specifically set forth in a writing signed by the party or parties to be bound thereby. The waiver of any right or remedy in respect to any occurrence or event on one occasion is not deemed a waiver of such right or remedy in respect to such occurrence or event on any other occasion.

Termination of the Reorganization Agreement

Independent and Integrity can mutually agree at any time to terminate the reorganization agreement without completing the merger. In addition, either Independent or Integrity may decide, without the consent of the other, to terminate the reorganization agreement if:

•	the conditions to each party’s obligations to close have not been satisfied on or before June 30, 2018, provided that if the conditions precedent have not been satisfied because approval of the reorganization agreement or any other agreement contemplated by it from any regulatory agency whose approval is required has not been received and such delay in the receipt of regulatory approval is not the result of a public comment or protest made in connection with an application for regulatory approval, then either Integrity or Independent can unilaterally extend the June 30, 2018, deadline by up to 30 days by providing written notice, and further provided that, if regulatory approval has not been received and such delay in the receipt of regulatory approval is the result of a protest, then the closing date deadline shall automatically be extended to December 31, 2018, without action by either party;

•	the required regulatory approvals have not been obtained; or

•	the merger is not approved by the shareholders of Integrity at the special meeting or the adjournment thereof.

Integrity may terminate the reorganization agreement, without the consent of Independent, if:

•	Independent breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the reorganization agreement or any other agreement contemplated by the reorganization agreement, and such failure has not been cured within a period of 30 calendar days after written notice from Integrity;

•	at any time prior to the closing date in order to enter concurrently with such termination into an acquisition agreement or similar agreement with respect to a superior proposal that has been received and considered by Integrity and the Integrity board in accordance with all of the requirements of the reorganization agreement; or

•	there has been any material adverse change, since June 30, 2017, in the assets, properties, business or financial condition of Independent.

In addition, Independent may terminate the reorganization agreement, without the consent of Integrity, if:

•	Integrity breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the reorganization agreement or any other agreement contemplated by the reorganization agreement, and such failure has not been cured within a period of 30 calendar days after written notice from Independent;

•	the Integrity board has (i) recommended to the holders of Integrity common stock that they tender their shares in a tender or exchange offer commenced by an unaffiliated third party for more than 15% of the outstanding Integrity common stock, (ii) effected a change in the board’s recommendation with respect to the merger or recommended to the Integrity shareholders acceptance or approval of any alternative acquisition proposal or (iii) notified Independent in writing that Integrity intends to accept a superior proposal;

•	any of the following have occurred with respect to environmental matters regarding Integrity within 90 days of the date of the reorganization agreement: (i) the factual substance of any representations and warranties of Integrity in the reorganization agreement is not materially true and accurate, (ii) the results of any environmental inspection or other environmental survey by Independent are disapproved by Independent because such inspection or survey identifies a material or violation of applicable environmental laws that would result in a material adverse change to Integrity or Integrity Bank, (iii) Integrity refuses to allow such inspection or survey in a manner that Independent reasonably considers necessary, (iv) such inspection or survey identifies an event, condition or circumstance that would require a material remedial or cleanup action or result in a material adverse change in the assets, properties, business or financial condition of Integrity, (v) such inspection or survey reveals the presence of any underground or above ground storage tank in, on or under any real property owned or leased by Integrity or Integrity Bank that is not shown to be in material compliance with all applicable environmental laws, or that has had a release of petroleum or some other hazardous material that has not been cleaned up to the satisfaction of the relevant governmental authority or any other party with a right to compel such cleanup or (vi) such inspection or survey identifies the presence of any asbestos-containing material in, on or under any real property owned or leased by Integrity or Integrity Bank, the removal of which would result in a material adverse change in the assets, properties, business or financial condition of Integrity, subject, in the case of each of the foregoing, to notice and the right of Integrity to satisfactorily correct any such matter; or

•	there has been any material adverse change, since June 30, 2017, in the assets, properties, business or financial condition of Integrity or Integrity Bank.

Termination Fee

To compensate Independent for entering into the reorganization agreement, taking actions to consummate the transactions contemplated by the reorganization agreement and incurring the related costs and expenses and other losses and expense, including foregoing the pursuit of other opportunities, the reorganization agreement provides that Integrity will pay to Independent a termination fee of $4,650,000 if the reorganization agreement is terminated:

•	by Integrity because it receives an alternative acquisition proposal and, under certain terms and conditions, determines that it is a superior proposal to that of the reorganization agreement, taking into account any adjustment made by Independent to the merger consideration, provided that Independent is not in material breach of the reorganization agreement;

•	by either Independent or Integrity if the Integrity shareholders do not approve the reorganization agreement and the merger by the requisite vote at the Integrity special meeting or any adjournment thereof and either (i) at the time of such disapproval, there exists an acquisition proposal with respect to Integrity other than that of Independent that has not been withdrawn prior to the special meeting or (ii) within 12 months of the termination of the reorganization agreement, Integrity enters into a definitive agreement with any third party with respect to any acquisition proposal; or

•

by Independent if the Integrity board has (i) recommended to the Integrity shareholders that they tender their shares in a tender or exchange offer commenced by an unaffiliated third party for more than 15% of the outstanding Integrity common stock, (ii) effected a change in the board’s recommendation with respect to the merger or recommended to the Integrity shareholders acceptance or approval of any alternative acquisition proposal or (iii) notified Independent in writing that Integrity intends to accept a superior proposal.

Except with respect to termination fees and expenses, as discussed above, in the event of the termination of the reorganization agreement without breach by any party, the reorganization agreement will be void and have no effect, without liability on the part of any party or the directors, officers or shareholders of any party, except as specifically contemplated in the reorganization agreement.

Financial Interests of Directors and Officers of Integrity in the Merger

In considering the recommendation of the board of directors of Integrity to vote for the proposal to approve the reorganization agreement, Integrity shareholders should be aware that certain directors and officers of Integrity have interests in the merger that are in addition to, or different from, their interests as shareholders of Integrity. The board of Integrity was aware of these interests and considered them in approving the reorganization agreement. These interests include:

Employment Agreements with Independent Bank. Independent and Independent Bank have entered into employment agreements with each of Messrs. Ahmed, Marshall and Phillips who are currently executive officers and employees of Integrity Bank, to be effective, if at all, upon completion of the merger, that include noncompetition and nonsolicitation obligations to Independent Bank. Pursuant to these agreements, these individuals will become officers and employees of Independent Bank and will be entitled to receive completion bonuses in the range of $40,000 to $100,000, annual salaries in the range of $200,000 to $275,000, annual incentive bonuses based upon attainment of pre-established performance goals of Independent Bank or upon the profitability of Independent Bank’s mortgage operations, grants of restricted shares of Independent common stock in the range of 3,000 to 7,000 shares of Independent common stock, and certain additional incidental benefits from Independent Bank during the term of such person’s employment with Independent Bank. These agreements do not have change of control or severance provisions. If the employees are terminated other than for cause, the employee will receive his salary and annual incentive bonus through the remainder of the term.

Support Agreements. Independent has entered into separate support agreements with each of the directors of Integrity and Integrity Bank, specifically, Messrs. Carol S. Chiu, Kyle A. Frazier, Robert L. Gerry, III, George J. Kacal, William J. Kacal, Fred C. Leonard, III, James M. McElray, Charles M. Neff, Jr., Albert L. Reese, Jr., Dewey A. Stringer, III, Jeffrey K. Van Wart, Gary R. Wooley, all of whom are directors of Integrity, to be effective, if at all, upon completion of the merger. Each of those agreements provides, among other things, that such director agrees to use reasonable efforts to refrain from harming the goodwill and customer and client relationships of Independent Bank, as well as limited confidentiality, noncompetition and nonsolicitation obligations following the closing date.

Indemnification. The directors and officers of Integrity will receive indemnification from Independent for a period of four years after completion of the merger to the same extent and subject to the conditions set forth in the certificate of formation and bylaws of Integrity and continued director and officer liability coverage for a period of four years after completion of the merger. Any amounts paid by Integrity Bank to purchase continued director and officer liability coverage will reduce Integrity’s adjusted tangible equity for purposes of calculating the merger consideration payable to Integrity shareholders. See “—Possible Downward Adjustment to the $31.6 million Cash Portion of the Merger Consideration.”

Cashout of Certain Outstanding Stock Options. Certain directors and executive officers of Integrity and Integrity Bank hold Integrity stock options to purchase an aggregate of 112,523 shares of Integrity common stock. All such directors and executive officers are expected to exercise their respective Integrity stock options prior to the tangible equity determination date. However, to the extent one or more of those persons do not exercise their Integrity options prior to the merger’s effective time, they will receive cash in connection with the cashout of their Integrity stock options that are outstanding and unexercised at the merger’s effective time. Any such payments made to those persons in respect of their Integrity stock options will reduce the cash portion of the merger consideration received by the Integrity shareholders in the merger.

Addendums to Deferred Compensation Agreements. Independent has entered into addendums to the deferred compensation agreements with Messrs. Neff and McElray clarifying the payment of certain benefits provided for in the deferred compensation agreements upon a change in control.

Director Long-Term Care Agreements. Independent has entered into director long-term care agreements with each of the directors of Integrity providing for the payment of premiums for certain long-term care insurance benefits.

Certain Compensation Related to the Transactions

The following table sets forth information regarding the compensation for Integrity’s named executive officers (as identified in accordance with SEC regulations) based on the proposed transactions under the reorganization agreement, assuming that the proposed transactions were completed on February 23, 2018.

Compensation Related to the Transaction Contemplated by the Reorganization Agreement—Integrity

The following table sets forth the information regarding certain compensation which the named executive officers of Integrity may receive that is based on or that otherwise relates to the merger. The amounts are calculated assuming that the effective date of the merger and a qualifying termination occurs on May 1, 2018 (which is the earliest date that we expect the merger to close), and that all required conditions to the payment of these amounts have been satisfied.

Name	Cash	Equity(1)	Pension/NQDL	Perquisites/ Benefits(2)	Other(3)	Total
Charles M. Neff, Jr.	$—	$—	$—	$2,205,000	$29,777	$2,234,777
James M. McElray	—	—	—	1,943,250	33,004	1,976,254
Hazem A. Ahmed	—	—	—	—	—	—
Charles B. Phillips	—	—	—	—	—	—
Phillip Montgomery	—	—	—	—	—	—

(1)	Messrs. McElray, Marshall and Montgomery have incentive stock options that will vest early as a result of the merger, as follows:

Name	Number of Integrity Stock Options	Exercise Price Per Share	Estimated Merger Consideration per Share	Aggregate Value of Accelerated Integrity Stock Options(3)
James M. McElray	4,000	$24.50	$34.81	$41,240
Phillip Montgomery	3,500	24.50	34.81	36,085

The estimated merger consideration per share is based upon the average closing price of Independent common stock for the five trading days following the announcement of the transaction on November 28, 2017, which was $68.81, and the following additional assumptions: outstanding Integrity stock options to acquire 163,523 shares of Integrity common stock are exercised prior to the occurrence of the merger; outstanding Integrity stock options to acquire 64,000 shares of Integrity common stock are not exercised prior to the occurrence of the merger; and Integrity’s adjusted tangible equity equals or exceeds $84.0 million on the tangible equity determination date.

(2)	Messrs. Neff and McElray have a deferred compensation plan that originated in 2013. The aggregate payout amounts upon completion of the merger are noted above, assuming the merger is consummated May 1, 2018. The amounts accrued under the plan from the date of inception through April 30, 2018 will be $1,319,133 for Mr. Neff and $544,300 for Mr. McElray.

(3)	These amounts represent eight years of premiums for long-term care insurance that are being accelerated and are payable to Messrs. Neff and McElray as a result of the consummation of the merger, assuming the merger is consummated May 1, 2018.

Voting Agreement

The directors of Integrity and certain entities that they represent have entered into an agreement to vote the shares of Integrity common stock that they control in favor of approval of the reorganization agreement and the merger and in the manner most favorable to the consummation of the merger and the transactions contemplated by the reorganization agreement; provided, however, that the Integrity shareholders who entered into the voting agreement would be permitted to vote to accept a superior proposal to acquire Integrity. As of February 23, 2018, 1,130,526 shares of Integrity common stock, or 23% of the 4,883,429 shares of Integrity common stock then outstanding and entitled to vote at the Integrity special meeting, were bound by the voting agreement.

Nasdaq Global Select Market Listing

Independent has agreed to file all documents required to be filed to have the shares of Independent common stock to be issued pursuant to the reorganization agreement approved for listing on the Nasdaq Global Select Market and to use its commercially reasonable efforts to effect such listing. The obligations of the parties to complete the merger are subject to such shares having been authorized for listing on the Nasdaq Global Select Market.

Material U.S. Federal Income Tax Consequences of the Merger

For ease of reference, the merger of Integrity with and into Independent is referred to in this proxy statement/prospectus as the “merger.”

The following discussion addresses the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Integrity common stock. The discussion is based on the Internal Revenue Code of 1986, as amended, referred to as the “Code,” Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations, and is the opinion of Andrews Kurth Kenyon LLP and Jackson Walker L.L.P. insofar as it sets forth specific legal conclusions under U.S. federal income tax law. The opinions of counsel are included as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

This discussion applies only to U.S. holders (as defined below) that hold their Integrity common stock as a capital asset within the meaning of Section 1221 of the Code, each of which we refer to in this document as a “holder.” Further, this discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular stockholder in light of its personal circumstances or to stockholders subject to special treatment under U.S. federal income tax laws, including:

•	banks or trusts,

•	tax-exempt organizations,

•	insurance companies,

•	dealers in securities or foreign currency,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	pass-through entities and investors in such entities,

•	foreign persons,

•	U.S. expatriates,

•	regulated investment companies and real estate investment trusts,

•	broker-dealers,

•	holders liable for the alternative minimum tax,

•	holders that have a functional currency other than the U.S. dollar,

•	holders who received their Integrity common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation, and

•	holders who hold Integrity common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Integrity common stock who is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions; (iii) an estate that is subject to U.S. federal income tax on its income regardless of its source; or (iv) a trust (A) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) that was in existence on August 29, 1996 and has made a valid election to be treated as a United States person for U.S. federal income tax purposes.

This discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their Integrity common stock through partnerships or other pass-through entities for U.S. federal income tax purposes. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of Integrity common stock, the U.S. federal income tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. We urge such partners and partnerships to consult their own tax advisors regarding the particular tax consequences of the merger to them.

We urge each holder of Integrity common stock to consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Opinions

The obligations of the parties to complete the merger are conditioned on, among other things, the receipt by Independent and Integrity of opinions from Andrews Kurth Kenyon LLP and Jackson Walker L.L.P., respectively, each dated the closing date of the merger, that for U.S. federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The conditions relating to receipt of the opinions may be waived by both Independent and Integrity. Neither Independent nor Integrity currently intends to waive the conditions related to the receipt of the opinions. However, if these conditions were waived, Integrity would resolicit the approval of its shareholders prior to completing the merger. In addition, the obligation of each of Andrews Kurth Kenyon LLP and Jackson Walker L.L.P. to deliver such opinions is conditioned on the merger’s satisfying the continuity of proprietary interest requirement. That requirement generally will be satisfied if the aggregate value of the Independent stock constitutes at least 42% of the aggregate value of the aggregate merger consideration at the time the merger becomes effective. The opinions will be based on certain facts, representations, covenants and assumptions, including representations of Independent and Integrity.

If any of the representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. These opinions are not binding on the Internal Revenue Service or the courts, and neither Independent nor Integrity intends to request a ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the merger. Therefore, while the merger is conditioned upon the delivery by tax counsel to each of Independent and Integrity of its opinion that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below.

U.S. Federal Income Tax Consequences of the Merger Generally

The following discussion regarding the U.S. federal income tax consequences of the merger is the opinion of Andrews Kurth Kenyon LLP and Jackson Walker L.L.P. insofar as it sets forth specific legal conclusions under U.S. federal income tax law and assumes that the merger will be consummated as described in the reorganization agreement and this proxy statement/prospectus and Independent and Integrity will not waive the opinion condition described above in “—Tax Opinions.” The merger will be treated for U.S. federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and as a consequence the merger will have the following U.S. federal income tax consequences.

If, pursuant to the merger, a holder exchanges all of the shares of Integrity common stock actually owned by it for a combination of Independent common stock and cash, the holder will recognize gain (but not loss) equal to the lesser of cash received (excluding any cash received in lieu of a fractional share of Independent common stock) or gain realized in the merger. The amount of gain realized will equal the amount by which the cash plus the fair market value, at the effective time of the merger, of the Independent common stock exceeds the adjusted tax basis in the Integrity common stock to be surrendered in exchange therefor. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. We urge holders to consult their tax advisors regarding the manner in which cash and Independent common stock should be allocated among different blocks of Integrity common stock. Any recognized gain generally will be long-term capital gain if the holder’s holding period with respect to the Integrity common stock surrendered is more than one year at the effective time of the merger. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits of Integrity as calculated for U.S. federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate adjusted tax basis of Independent common stock received (including fractional shares deemed received and redeemed as described below) by a holder that exchanges its shares of Integrity common stock for a combination of Independent common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Integrity common stock surrendered for Independent common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger (excluding any cash received instead of a fractional share of Independent common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described below), if any, recognized by the holder on the exchange. The holding period of the Independent common stock (including fractional shares deemed received and redeemed as described below) will include the holding period of the shares of Integrity common stock surrendered.

Possible Treatment of Cash as a Dividend

Any gain recognized by a holder may be treated as a dividend for U.S. federal income tax purposes to the extent of the holder’s ratable share of Integrity’s accumulated “earnings and profits.” In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Independent. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Integrity common stock solely for Independent common stock and then Independent immediately redeemed, which we refer to as the “deemed redemption,” a portion of the Independent common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of Independent. That determination requires a comparison of (1) the percentage of the outstanding stock of Independent that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of Independent that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase in addition to the stock actually owned by the holder.

The Internal Revenue Service has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis. Accordingly, the gain recognized in the exchange by such a stockholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, we urge each holder that may be subject to these rules to consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Cash Received Instead of a Fractional Share

A holder of Integrity common stock who receives cash instead of a fractional share of Independent common stock will be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the shares of Integrity common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Integrity common stock is more than one year at the effective time of the merger. Long-term capital gains of noncorporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Dissenters’ Rights of the Holders of Integrity Common Stock

Upon the proper exercise of dissenters’ rights, a holder of Integrity common stock will exchange all of the shares of Integrity common stock actually owned by that holder solely for cash and that holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of Integrity common stock surrendered, which gain or loss will be long-term capital gain or loss if the holder’s holding period with respect to the Integrity common stock surrendered is more than one year. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. We urge holders to consult their tax advisors regarding the manner in which cash should be allocated among different blocks of Integrity common stock. Long-term capital gains of noncorporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Although the law is unclear, if the holder constructively owns shares of Integrity common stock that are exchanged for shares of Independent common stock in the merger or otherwise owns shares of Independent common stock actually or constructively after the merger, the consequences to that holder may be that all or a portion of the consideration is treated as a dividend, and the amount of consideration, if any, treated as a dividend may not be limited to the amount of that holder’s gain. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Independent. These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, we urge each holder that may be subject to these rules to consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Certain Tax Reporting Rules

Under applicable Treasury regulations, “significant holders” of Integrity stock will be required to comply with certain reporting requirements. A Integrity stockholder should be viewed as a “significant holder” if, immediately before the merger, such holder held 5% or more, by vote or value, of the total outstanding Integrity common stock. Significant holders generally will be required to file a statement with the holder’s U.S. federal income tax return for the taxable year that includes the consummation of the merger. That statement must set forth the holder’s adjusted tax basis in, and the fair market value of, the shares of Integrity common stock surrendered pursuant to the merger (both as determined immediately before the surrender of shares), the date of the merger, and the name and employer identification number of Independent and Integrity, and the holder will be required to retain permanent records of these facts. We urge each holder of Integrity common stock to consult its tax advisor as to whether such holder may be treated as a “significant holder.”

Information Reporting and Backup Withholding

Payments of cash pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the recipient provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

This discussion of certain material U.S. federal income tax consequences is not tax advice. We urge holders of Integrity common stock to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting under accounting principles generally accepted in the United States of America. Under this method, Integrity’s assets and liabilities as of the date of the merger will be recorded at their respective fair values. Any difference between the purchase price for Integrity and the fair value of the identifiable net assets acquired (including intangibles) will be recorded as goodwill. In accordance with ASC Topic 805, Business Combinations, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by Independent in connection with the merger will be amortized to expense in accordance with such rules. The consolidated financial statements of Independent issued after the merger will reflect the results attributable to the acquired operations of Integrity beginning on the date of completion of the merger.

Restrictions on Resales of Independent Common Stock Received in the Merger

The shares of Independent common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, except for shares of Independent common stock issued to any Integrity shareholder who may be deemed to be an “affiliate” of Independent after completion of the merger. “Affiliates” generally are defined as persons or entities who control, are controlled by or are under common control with Independent at or after the effective time of the merger and generally include executive officers, directors and beneficial owners of 10% or more of the common stock of Independent. Former Integrity shareholders who are not affiliates of Independent after the merger’s completion may sell their shares of Independent common stock received in the merger at any time.

Former Integrity shareholders who become affiliates of Independent after completion of the merger will be subject to the volume and sale limitations of Rule 144 under the Securities Act of 1933, as amended, until they are no longer affiliates of Independent. This proxy statement/prospectus does not cover resales of Independent common stock received by any person upon completion of the merger, and no person is authorized to make any use of or rely on this proxy statement/prospectus in connection with or to effect any resale of Independent shares.

Regulatory Approvals Required for the Merger

The acquisition of Integrity by Independent requires the approval of the Federal Reserve. The bank merger requires the approval of the FDIC and the TDB. Independent filed an application with the Federal Reserve, and Independent Bank and Integrity Bank filed applications with the FDIC and TDB for applicable regulatory approval on January 12, 2018.

Independent expects to receive all necessary regulatory approvals. You should note that the approval of any notice or application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger.

You should note that a public comment has been submitted with regard to the regulatory applications which could delay the regulatory approval process such that the merger would not be completed by May 1, 2018. Independent cannot assure you as to whether or when the requisite regulatory approvals will be obtained, and, if obtained, Independent cannot assure you as to the date of receipt of any of these approvals, the terms thereof or the absence of any litigation challenging them. Independent and Integrity are not aware of any other material governmental approvals or actions that are required prior to the parties’ completion of the merger.

Dissenters’ Rights of Integrity Shareholders

General. If you hold one or more shares of Integrity common stock, you are entitled to dissenters’ rights under Texas law and have the right to dissent from the merger and have the appraised fair value of your shares of Integrity common stock as of the date immediately prior to the effective date of the merger paid to you in cash. The appraised fair value of any particular number of shares of Integrity common stock may be more or less than the value of the shares of Independent common stock that a holder of that particular number of shares of Integrity common stock would be issued in the merger in exchange for that particular number of shares of Integrity common stock. If you are contemplating exercising your right to dissent, we urge you to read carefully the provisions of Chapter 10, Subchapter H of the TBOC, which are attached to this proxy statement/prospectus as Appendix C and which qualify in all respects the following discussion of those provisions, and consult with your legal counsel before electing or attempting to exercise these rights. The following discussion describes the steps you must take if you want to exercise your right to dissent. You should read this summary and the full text of the law carefully. In this description of the dissenters’ rights of the Integrity shareholders, references to the “merger” are to the merger of Integrity and Independent.

How to Exercise and Perfect Your Right to Dissent. To be eligible to exercise your right to dissent to the merger:

•	you must, prior to the Integrity special meeting, provide Integrity with a written objection to the merger that states that your right to dissent will be exercised if the reorganization agreement are approved and the merger is completed and that provides an address to which a notice of effectiveness of the merger should be delivered or mailed to you if the merger is completed;

•	you must vote your shares of Integrity common stock against approval of the reorganization agreement at the Integrity special meeting in person or by proxy;

•	you must, not later than the 20th day after Independent (which will be the ultimate the successor to Integrity) sends you notice that the merger was completed, deliver to Independent a written demand for payment of the fair value of the shares of Integrity common stock that you own shares of Integrity common stock and the number of shares of Integrity common stock that you own, your estimate of the fair value of such shares of Integrity common stock and an address to which a notice relating to the dissent and appraisal procedures may be sent; and

•	you must, not later than the 20th day after you make your demand for payment to Independent as described above, submit your certificates representing your shares of Integrity common stock to Independent.

If you intend to exercise your right to dissent from the merger, prior to the special meeting you must send the notice of objection to Integrity, addressed to:

Integrity Bancshares, Inc.

4040 Washington Avenue

Houston, Texas 77007

Attention: President

If you fail (i) to send the written objection to the merger in the proper form prior to the Integrity special meeting, (ii) to vote your shares of Integrity common stock at the Integrity special meeting against the approval of the merger and the reorganization agreement or (iii) to submit your demand for payment in the proper form on a timely basis, you will lose your right to dissent from the merger. If you fail to submit to Independent on a timely basis the certificates representing the shares of Integrity common stock that you hold after you have submitted the demand for payment as described above, Independent will have the option to terminate your right of dissent as to your shares of Integrity common stock. In any instance of a termination or loss of your right of dissent, you will instead receive the merger consideration. If you comply with items (i) and (ii) above and the merger is completed, Independent will send you a written notice advising you that the merger has been completed. Independent Bank must deliver this notice to you within ten days after the merger is completed.

Your Demand for Payment. If the merger is completed, you have provided your written objection to the merger to Integrity in a timely manner and in proper form and you have voted against the reorganization agreement at the special meeting as described above and you desire to receive the fair value of your shares of Integrity common stock in cash, you must, within 20 days of the date on which Independent sends to you the notice of the effectiveness of the merger, give Independent a written demand for payment of the fair value of your shares of Integrity common stock. The fair value of your shares of Integrity common stock will be the value of the shares on the day immediately preceding the merger, excluding any appreciation or depreciation in anticipation of the merger. After the merger is completed, your written demand and any notice sent to Independent must be addressed to:

Independent Bank Group, Inc.

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

Attention: President

Your written demand must include a demand for payment for your shares of Integrity common stock for which rights of dissent and appraisal are sought and must state the number of shares and class of Integrity common stock that you own and your estimate of the fair value of your shares of Integrity common stock and an address to which a notice relating to the dissent and appraisal procedures may be sent. This written demand must be delivered to Independent within 20 days of the date on which Independent sends to you the notice of the effectiveness of the merger. If your written demand for payment in proper form is not received by Independent within that 20 day period, you will be bound by the merger and you will not be entitled to receive a cash payment representing the fair value of your shares of Integrity common stock. Instead, you will receive shares of Independent common stock and cash as the merger consideration set forth in the reorganization agreement.

Delivery of Stock Certificates. If you have satisfied the requirements for the exercise of your right to dissent described above, including the delivery of the written demand for payment to Independent as described above, you must, not later than the 20th day after you make your written demand for payment to Independent, submit to Independent your certificate or certificates representing the shares of Integrity common stock that you own. You may submit those certificates with your demand for payment if you prefer. In accordance with the provisions of the TBOC, Independent will note on each such certificate that you have demanded payment of the fair value of the shares of Integrity common stock that were represented by such certificate under the provisions of the TBOC relating to the rights of dissenting owners. After making those notations on those certificates, Independent will return each such certificate to you at your request. If you fail to submit all of the certificates representing the shares of Integrity common stock for which you have exercised the right of dissent in a timely fashion, Independent will have the right to terminate your rights of dissent and appraisal with respect to all of your shares of Integrity common stock unless a court, for good cause shown, directs Independent not to terminate those rights.

Independent’s Actions Upon Receipt of Your Demand for Payment. Within 20 days after Independent receives your written demand for payment and your estimate of the fair value of your shares of Integrity common stock submitted as described above, Independent must send you written notice stating whether or not it accepts your estimate of the fair value of your shares.

If Independent accepts your estimate, Independent will notify you that it will pay the amount of your estimated fair value within 90 days after the effective date of the merger. Independent will make this payment to you only if you have surrendered the share certificates representing your shares of Integrity common stock duly endorsed for transfer, to Independent.

If Independent does not accept your estimate, Independent will notify you of this fact and will make an offer of an alternative estimate of the fair value of your shares of Integrity common stock that it is willing to pay you within 120 days after the effective date of the merger, which you may accept within 90 days after the effective date of the merger or decline.

Payment of the Fair Value of Your Shares of Integrity common stock upon Agreement of an Estimate. If you and Independent have reached an agreement on the fair value of your shares of Integrity common stock within 90 days after the effective date of the merger, Independent must pay you the agreed amount within 120 days after the effective date of the merger, provided that you have surrendered the share certificates representing your shares of Integrity common stock duly endorsed for transfer, to Independent.

Commencement of Legal Proceedings if a Demand for Payment Remains Unsettled. If you and Independent have not reached an agreement as to the fair market value of your shares of Integrity common stock within 90 days after the effective date of the merger, you or Independent may, within 60 days after the expiration of the 90 day period, commence proceedings in Collin County, Texas, asking the court to determine the fair value of your shares of Integrity common stock. The court will determine if you have complied with the provisions of the TBOC regarding their right of dissent and if you have become entitled to receive payment for your shares of Integrity common stock. The court will appoint one or more qualified persons to act as appraisers to determine the fair value of your shares in the manner prescribed by the TBOC. The appraisers will determine the fair value of your shares and will report this value to the court. Once the appraisers’ report is filed with the court, you will receive a notice from the court indicating that the report has been filed. You will be responsible for obtaining a copy of the report from the court. If you or Independent objects to the report or any part of it, the court will hold a hearing to determine the fair value of your shares of Integrity common stock. Both you and Independent may address the court about the report. The court will determine the fair value of your shares and direct Independent to pay that amount, plus interest, which will begin to accrue 91 days after the merger is completed. The court may require you to share in the court costs relating to the matter to the extent the court deems it fair and equitable that you do so.

Rights as a Shareholder. If you have made a written demand on Independent for payment of the fair value of your shares of Integrity common stock, you will not thereafter be entitled to vote or exercise any other rights as a shareholder of Independent, but will only have the right to receive payment for your shares as described herein and the right to maintain an appropriate action to obtain relief on the ground that the merger would be or was fraudulent. In the absence of fraud in the transaction, your right under the dissent provisions described herein is the exclusive remedy for the recovery of the value of your shares of Integrity common stock or money damages with respect to the merger.

Withdrawal of Demand. If you have made a written demand on Independent for payment of the fair value of your Integrity common stock, you may withdraw such demand at any time before payment for your shares has been made or before a petition has been filed with a court for determination of the fair value of your shares. If you withdraw your demand or are otherwise unsuccessful in asserting your dissenters’ rights, you will be bound by the merger and you will have the same rights to receive of the merger consideration with respect to your shares of Integrity common stock as you would have had if you had not made a demand for payment as to those shares, as well as to participate to the appropriate extent in any dividends or distributions on the shares of Independent common stock that may have been paid to Independent shareholders after the effective date of the merger. Such rights will, however, be subject to any change in or adjustment to those shares made because of an action taken after the date your demand for payment.

Beneficial Owners. Persons who beneficially own shares of Integrity common stock that are held of record in the name of another person, such as a broker, bank, trustee or other nominee, and who wish to have the right of dissent exercised as to those shares must act promptly to cause the record holder of those shares to take the actions required under Texas law to exercise the dissenter’s rights with respect to those shares. Only the persons in whose names shares of Integrity common stock are registered on the share transfer records of Integrity may exercise the right of dissent and appraisal discussed above.

U.S. Federal Income Tax Consequences. See “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 88 for a discussion on how the federal income tax consequences of your action will change if you elect to dissent from the merger.

You should remember that if you return a signed proxy card, but fail to provide instructions as to how your shares of Integrity common stock are to be voted, you will be considered to have voted in favor of the reorganization agreement and you will not be able to assert dissenters’ rights. You should also remember that if you otherwise vote at the special meeting in favor of the reorganization agreement, you will not be able to assert dissenters’ rights.

BENEFICIAL OWNERSHIP OF INDEPENDENT COMMON STOCK BY MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF INDEPENDENT

The following table sets forth certain information regarding the beneficial ownership of Independent’s common stock as of February 23, 2018, by (1) directors and named executive officers of Independent, (2) each person who is known by Independent to own beneficially more than 5% of Independent’s common stock and (3) all directors and named executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of Independent believes that each person has sole voting and dispositive power over the shares indicated as owned by such person.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned		Percentage Beneficially Owned(2)
Directors and Executive Officers:
David R. Brooks	898,816	(3)	3.2%
Daniel W. Brooks	109,008	(4)	*
Brian E. Hobart	116,924	(5)	*
Michelle S. Hickox	24,506		*
James C. White	14,248		*
James P. Tippit	6,404		*
Douglas A. Cifu	101,621		*
Christopher M. Doody	606	(6)	*
William E. Fair	216,273	(7)	*
Mark K. Gormley	606	(8)	*
Craig E. Holmes	12,666		*
J. Webb Jennings, III	38,956		*
Tom C. Nichols	206,733	(9)	*
Donald L. Poarch	129,351	(10)	*
G. Stacy Smith	165,757	(11)	*
Michael T. Viola	23,765		*

All Directors and Executive Officers as a Group (16 persons)	2,066,240	(12)	7.3%

Principal Shareholders:
Vincent J. Viola	4,443,839	(13)	15.6%
LEP Carlile Holdings, LLC	1,546,796	(8)(14)	5.5
Wellington Management Group LLP	1,540,321	(15)	5.4

*	Indicates ownership that does not exceed 1%.
(1)	The address of the persons shown in the foregoing table who are beneficial owners of more than 5% of the common stock are as follows: Vincent J. Viola, 900 3rd Avenue, 29th Floor, New York, New York 10022; LEP Carlile Holdings, LLC, 650 Madison Avenue, 21st Floor, New York, New York 10022; and Wellington Management Group LLP, c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210.
(2)	Ownership percentages reflect the ownership percentage assuming that such person, but no other person, exercises all warrants to acquire shares of our common stock held by such person that are currently exercisable. The ownership percentage of all executive officers and directors, as a group, assumes that all 16 persons, but no other persons, exercise all warrants to acquire shares of our common stock held by such persons that are currently exercisable. The percentages are based upon 28,345,755 shares issued and outstanding as of February 23, 2018.
(3)	Of these shares, 795,546 are held of record by David R. Brooks and 80,000 shares are held of record by trusts for his children of which he and his wife are trustees. Mr. Brooks holds warrants to purchase 23,270 shares, which are included in his total shares, and 150,000 of Mr. Brooks’ shares are pledged as security for bank loans.

(4)	Includes warrants to purchase 4,656 shares and 40,000 shares pledged as security for bank loans.
(5)	Includes warrants to purchase 4,218 shares and 22,222 shares pledged to secure bank loans.
(6)	Mr. Doody is a Principal of Stone Point Capital LLC, which manages Trident IV, L.P. and Trident IV Professionals Fund, L.P., the respective owners of Trident IV Depository Holdings LLC and Trident IV PF Depository Holdings LLC, which entities directly and collectively own 1,322,378 shares of Company common stock. Mr. Doody disclaims beneficial ownership with respect to the shares of Company common stock owned by these entities.
(7)	Includes 202,536 shares held of record by William E. Fair and 7,919 shares held of record by an IRA of which he is beneficiary. Mr. Fair holds warrants to purchase 5,818 shares which are included in his total shares, and 124,658 shares pledged as security for bank loans.
(8)	Mr. Gormley may be deemed to be the indirect beneficial owner of shares owned by LEP Carlile Holdings, LLC. Mr. Gormley disclaims beneficial ownership of such shares, except to the extent of his or its pecuniary interest therein, if any. See Footnote 14, below.
(9)	Includes 205,352 shares held of record by Tom C. Nichols and 1,381 shares held of record by his wife, Lynda Nichols. 192,461 of the shares held by Tom C. Nichols are subject to a Voting and Lock Up Agreement dated November 21, 2016 between the Company and Tom C. Nichols which restricts the transfer of those shares until April 1, 2018, without the prior written consent of the Company.
(10)	Of these shares, 120,000 shares are held of record by Poarch Family Limited Partnership, of which Mr. Poarch is the President of its General Partner, Donald L. Poarch, Inc., and 9,351 shares are held of record by Donald Poarch.
(11)	Of these shares, 90,757 shares are held of record by G. Stacy Smith, and 75,000 shares are held of record by SCW Capital LP, of which Mr. Smith is a principal.
(12)	Includes warrants to purchase 37,962 shares.
(13)	Includes warrants to purchase 93,091 shares.
(14)	According to a Schedule 13D/A, filed December 7, 2017, with the SEC by LEP Carlile Holdings, LLC, these shares are directly owned by LEP Carlile Holdings, LLC, a Delaware limited liability company. The members of LEP Carlile Holdings are Thomas H. Lee, Lee Equity Partners Realization Fund, L.P., a Delaware limited partnership, Lee Equity Strategic Partners Realization Fund, L.P., a Delaware limited partnership, and LEP Carlile Co-Investor Group I, LLC, a Delaware limited liability company (collectively, the “Funds”). Mr. Gormley is a member and equity owner of the general partner of the Funds. All of these shares are subject to a Voting and Lock Up Agreement, dated November 21, 2016 between LEP Carlile Holdings, LLC and the Company which restricts the transfer of these shares until April 1, 2018, without the prior written consent of the Company.
(15)	According to a Schedule 13G filed by Wellington Management Group LLP with the SEC on February 8, 2018, as the holding company for Wellington Group Holdings LLP, Wellington Investment Advisors LLP and Wellington Management Global Holdings, Ltd. These shares are owned of record by clients of the following investment advisors (collectively, the Wellington Investment Advisors): Wellington Management Company LLC, Wellington Management Canada LLC, Wellington Management Singapore Pte Ltd, Wellington Management Hong Kong Ltd, Wellington Management International Ltd., Wellington Management Japan Pte Ltd and Wellington Management Australia Pty Ltd. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers; Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP; Wellington Group Holdings LLP is owned by Wellington Management Group LLP.

There are no arrangements currently known to us, the operation of which may at a subsequent date result in a change in control of Independent.

Independent’s policies prohibit directors and executive officers from holding shares of Independent common stock in a margin account. This prohibition recognizes the risk that directors or executives may be forced to sell shares to meet a margin call which could negatively impact Independent’s stock price and may violate insider trading laws and policies. However, Independent’s policies do not prohibit the pledge of shares of Independent common stock by directors or executive officers to secure personal indebtedness. The indebtedness incurred by directors and executive officers who have pledged their shares is indebtedness incurred to purchase

Independent common stock or for personal reasons and is not part of a hedging strategy to immunize the director or executive officer from economic exposure with respect to Independent’s common stock. Further, the pledge of shares typically does not result in a forced sale by the director or executive officer in the event of default on the loan. Rather, upon default, other arrangements typically are made such as the pledge of additional collateral to secure the loan. Ultimately, if suitable arrangements cannot be made and if the loan remains in default, the lender may foreclose upon and take ownership of the pledged shares. The lender may or may not sell the foreclosed shares. Presumably, the lender would sell the foreclosed shares only under circumstances that would maximize the value of the foreclosed shares. For these reasons, the pledge of shares does not present the same risks as holding shares in a margin account and Independent believes that the pledging of shares of Independent common stock by directors and executive officers does not present undue risk to Independent or its shareholders.

BENEFICIAL OWNERSHIP OF INTEGRITY COMMON STOCK BY MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF INTEGRITY

The following table sets forth certain information regarding the beneficial ownership of Integrity common stock as of February 23, 2018, by (1) each director and executive officer of Integrity, (2) each person who is known by Integrity to own beneficially 5% or more of the common stock of Integrity, and (3) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of Integrity believes that each person has sole voting and dispositive power over the shares indicated as owned by such person.

Name of Beneficial Owner(1)	Shares Beneficially Owned(2)	Vested Options Currently Exercisable	Unvested Options that Vest on Shareholder Approval of the Merger	Number of Shares Beneficially Owned		Percentage Beneficially Owned(3)
Directors and Executive Officers:
George J. Kacal	58,400	600	600	59,600	(2)	1.22%
Charles M. Neff, Jr.	195,400	—	—	195,400	(3)	4.00
James M. McElray	89,000	21,500	4,000	114,500	(4)	2.34
Carol S. Chiu	133,900	600	600	135,100	(5)	2.77
Kyle A. Frazier	13,846	6,500	600	20,946	(6)	*
Robert L. Gerry, III	20,500	6,500	600	27,600	(7)	*
William J. Kacal	63,300	600	600	64,500	(8)	1.32
Fred C. Leonard, III	44,665	600	600	45,865	(9)	*
Albert L. Reese, Jr.	18,850	6,500	600	25,950	(10)	*
Dewey A. Stringer, III	18,900	600	600	20,100	(11)	*
Vican Tan Sun	204,850	600	600	206,050	(12)	4.22
Jeffrey K. Van Wart	27,100	600	600	28,300	(13)	*
Gary R. Wooley	241,815	600	600	243,015	(14)	4.98
Hazem A. Ahmed	15,700	10,000	—	25,700	(15)	*
James B. Coleman	1,000	12,500	2,500	16,000	(16)	*
Phillip G. Montgomery	20,000	11,000	3,500	34,500	(17)	*
Charles B. Phillips	71,327	1,623	—	72,950	(18)	1.49
Raymond H. Marshall	5,000	6,500	8,500	20,000	(19)	*

All Directors and Executive Officers as a Group (18 persons)	1,243,553	87,423	25,100	1,352,576		27.80%

*	Indicates ownership that does not exceed 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of our common stock subject to warrants and options held by that person that are currently exercisable or exercisable within 60 days of the date of this Proxy Statement are deemed outstanding based on 4,883,429 shares of Integrity common stock outstanding as of February 23, 2018.
(2)	Includes 58,400 shares owned directly by Mr. Kacal and 1,200 shares of Integrity common stock subject to a stock option grant.
(3)	Includes 195,400 shares owned directly by Mr. Neff.
(4)	Includes 89,000 shares owned directly by Mr. McElray and 25,500 shares of Integrity common stock subject to a stock option grant.
(5)	Includes 133,900 shares owned directly by Ms. Chiu and 1,200 shares of Integrity common stock subject to a stock option grant.
(6)	Includes 13,846 shares owned directly by Mr. Frazier and 7,100 shares of Integrity common stock subject to a stock option grant.

(7)	Includes 20,500 shares owned directly by Mr. Gerry and 7,100 shares of Integrity common stock subject to a stock option grant.
(8)	Includes 63,300 shares owned directly by Mr. Kacal and 1,200 shares of Integrity common stock subject to a stock option grant.
(9)	Includes 44,665 shares owned directly by Mr. Leonard and 1,200 shares of Integrity common stock subject to a stock option grant.
(10)	Includes 18,850 shares owned directly by Mr. Reese and 7,100 shares of Integrity common stock subject to a stock option grant.
(11)	Includes 18,900 shares owned directly by Mr. Stringer and 1,200 shares of Integrity common stock subject to a stock option grant.
(12)	Includes 204,850 shares owned directly by Mr. Sun and 1,200 shares of Integrity common stock subject to a stock option grant.
(13)	Includes 27,100 shares owned directly by Mr. Van Wart and 1,200 shares of Integrity common stock subject to a stock option grant.
(14)	Includes 241,815 shares owned directly by Mr. Wooley and 1,200 shares of Integrity common stock subject to a stock option grant.
(15)	Includes 15,700 shares owned directly by Mr. Ahmed and 10,000 shares of Integrity common stock subject to a stock option grant.
(16)	Includes 1,000 shares owned directly by Mr. Coleman and 15,000 shares of Integrity common stock subject to a stock option grant.
(17)	Includes 20,000 shares owned directly by Mr. Montgomery and 14,500 shares of Integrity common stock subject to a stock option grant.
(18)	Includes 71,327 shares owned directly by Mr. Phillips and 1,623 shares of Integrity common stock subject to a stock option grant.
(19)	Includes 5,000 shares owned directly by Mr. Marshall and 15,000 shares of Integrity common stock subject to a stock option grant.

PROPOSAL TWO—ADJOURNMENT OF THE SPECIAL MEETING

If there are not sufficient votes to constitute a quorum or to adopt and approve the reorganization agreement at the time of Integrity’s special meeting, the reorganization agreement cannot be adopted and approved unless Integrity’s special meeting is adjourned to a later date or dates to permit further solicitation of proxies. To allow proxies that Integrity has received at the time of its special meeting to be voted for an adjournment, if deemed necessary by the Integrity board of directors, Integrity has submitted the question of adjournment to its shareholders as a separate matter for their consideration. If it is deemed necessary by the Integrity board of directors to adjourn the special meeting, no notice of the adjourned meeting is required to be given to Integrity shareholders (unless the adjournment is for more than thirty days or if a new record date is fixed), other than an announcement at the meeting of the place, date and time to which the meeting is adjourned.

The Integrity board of directors recommends that the shareholders of Integrity vote “FOR” Proposal Two.

BUSINESS OF INDEPENDENT

Independent is a registered bank holding company headquartered in McKinney, Texas, which is located in the northern portion of the Dallas-Fort Worth metropolitan area. Independent was organized as a Texas corporation on September 20, 2002. Through Independent’s wholly owned subsidiary, Independent Bank, a Texas state chartered bank, Independent provides a wide range of relationship-driven commercial banking products and services tailored to meet the needs of businesses, professionals and individuals. Independent operates 70 banking offices in the Dallas/North Texas area, the Austin/Central Texas area, the Houston metropolitan area and in the Colorado Front Range area. As of December 31, 2017, Independent had consolidated total assets of approximately $8.7 billion, total loans held for investment of approximately $6.5 billion, total deposits of approximately $6.6 billion and total stockholders’ equity of approximately $1.3 billion.

Independent’s primary function is to own all of the stock of Independent Bank. Independent Bank is a locally managed community bank that seeks to provide personal attention and professional assistance to its customer base, which consists principally of small to medium sized businesses, professionals and individuals. Independent Bank’s philosophy includes offering direct access to its officers and personnel, providing friendly, informed and courteous service, local and timely decision making, flexible and reasonable operating procedures, and consistently applied credit policies.

Independent’s consummated the underwritten initial public offering of its common stock in April 2013. Independent’s common stock is traded on the Nasdaq Global Select Market.

Please see Independent’s Annual Report on Form 10-K most recently filed by Independent with the SEC and the subsequently filed periodic reports and the current reports of Independent filed with the SEC and incorporated by reference in this proxy statement/prospectus for more information regarding Independent’s business.

BUSINESS OF INTEGRITY

General

Integrity is a Texas corporation and bank holding company headquartered in Houston, Texas. Integrity was incorporated in Texas for the purpose of acquiring and serving as a bank holding company for a commercial bank. Integrity does not, as an entity, engage in separate business activities of a material nature apart from the activities it performs for its wholly owned banking subsidiary, Integrity Bank. Its primary activities are to provide assistance in the management and coordination of Integrity Bank’s financial resources. Integrity has no significant assets other than all of the outstanding common stock of Integrity Bank. Integrity derives its revenues primarily from the operations of Integrity Bank in the form of dividends received from Integrity Bank.

Integrity Bank is a Texas state savings bank that was chartered on November 19, 2007, under the name Integrity Bank SSB. Since its inception, Integrity Bank has generally grown organically.

As a bank holding company, Integrity is subject to supervision and regulation by the Board of Governors of the Federal Reserve System in accordance with the requirements set forth in the BHC Act and by the rules and regulations issued by the Federal Reserve and by the Texas Department of Savings and Mortgage Lending.

As of December 31, 2017, Integrity had, on a consolidated basis, total assets of approximately $759.2 million, total deposits of approximately $636.7 million, total loans (net of allowance for loan losses) of approximately $653.2 million, and total shareholders’ equity of approximately $85.8 million. Integrity does not file reports with the SEC. Integrity does, however, voluntarily provide annual reports, including audited financial statements, to its shareholders at its annual meeting.

Products and Services

Integrity Bank is a community-oriented, full service financial institution, which emphasizes personal service and contact. Integrity Bank meets its commercial and retail customers’ banking needs with a diversified range of financial services. Integrity Bank is engaged in substantially all of the business operations (other than trust services) customarily conducted by independent financial institutions located in the Houston, Texas, metropolitan area, including the acceptance of checking, savings and certificate deposits and the making of commercial and consumer loans, individual retirement accounts, real estate loans, and other installment and term loans. Integrity Bank does a substantial amount of business with individuals, as well as with customers in commercial, industrial and professional businesses.

For the convenience of its customers, Integrity Bank offers drive-through banking facilities, automated teller machines, debit cards, night depository, personalized checks, safe deposit boxes, remote deposit capture and mobile banking. Integrity Bank’s services include cashier’s checks, domestic and foreign wire transfers, account research, stop payments and telephone transfers between accounts.

The business of Integrity Bank is not seasonal in any material respect, and neither the loans nor the deposits of Integrity Bank are concentrated in any individual or group that, if lost, would have a material adverse effect on the business of Integrity Bank.

Properties

Integrity’s principal executive offices are located at 4040 Washington Avenue, Houston, Texas 77007.

Integrity Bank currently conducts business operations at its main office located at 4040 Washington Avenue, Houston, Texas 77007, and three other banking offices located in and around the Houston, Texas, metropolitan area. A description of the properties is presented below:

Location	Own or Lease	Square Footage
6025 Crenshaw Road, Pasadena, TX	Owned	8,129

1699 Research Forest Dr., Suite 100, Shenandoah, TX	Leased	4,906

808 Katy Fort Bend Rd., Katy, TX	Leased	4,893

4040 Washington Ave., Houston, TX	Leased	20,353

Competition

The table below lists Integrity Bank’s deposit market share as of June 30, 2017, for the significant market Metropolitan Statistical Areas, or MSAs, in which Integrity Bank provides services.

Market Area	Market Rank	Branch Count	Deposits in Market (in thousands)	Market Share (%)
Houston—The Woodlands—Sugar Land, Texas	29/97	4	$648,403	0.27%

Integrity experiences competition in its market from many other financial institutions, including when attracting and retaining savings deposits and in lending funds. The primary factors Integrity encounters in competing for savings deposits are convenient office locations and rates offered. Direct competition for savings deposits comes from other commercial bank and thrift institutions, credit unions, money market mutual funds and issuers of corporate and government securities which may offer more attractive rates than insured depository institutions are willing to pay. The primary factors Integrity encounters in competing for loans include, among others, interest rate and loan origination fees and the range of services offered. Competition for origination of real estate loans comes from other commercial banks, thrift institutions, mortgage bankers, mortgage brokers and insurance companies. Banks and other financial institutions with which Integrity competes may have capital resources and legal loan limits substantially higher than those maintained by Integrity.

Employees

As of February 23, 2018, Integrity had 73 full-time employees and two part-time employees, none of whom is covered by a collective bargaining agreement.

Legal Proceedings

Integrity and Integrity Bank are from time to time, subject to various pending and threatened legal actions which arise out of the normal course of its business. As of the date of this proxy statement/prospectus, there are no pending material proceedings adverse to Integrity or Integrity Bank.

Corporate Information

The principal executive offices of Integrity are located at 4040 Washington Avenue, Houston, Texas 77007, and its telephone number is (713) 335-8700. Integrity’s website is www.ibanktx.com. The information contained on or accessible from Integrity’s website does not constitute a part of this proxy statement/prospectus and is not incorporated by reference herein.

COMPARATIVE MARKET PRICES AND DIVIDEND DATA

Independent

Since January 2, 2014, Independent common stock has been traded on the Nasdaq Global Select Market. Quotations of the sales volume and the closing sales prices of the common stock of Independent are listed daily under the symbol “IBTX” in the Nasdaq Global Select Market’s listings. As of February 23, 2018, there were 407 holders of Independent common stock.

The following table sets forth, for the periods indicated, the high and low intraday sales prices for Independent common stock as reported by Nasdaq Global Select Market and the cash dividends declared per share:

		High	Low	Cash Dividend Per Share
2016	First Quarter	$34.95	$25.74	$0.08
	Second Quarter	43.00	25.50	0.08
	Third Quarter	45.00	34.00	0.08
	Fourth Quarter	65.65	43.00	0.10

2017	First Quarter	$66.85	$58.35	$0.10
	Second Quarter	65.30	54.55	0.10
	Third Quarter	62.40	51.70	0.10
	Fourth Quarter	72.28	59.25	0.10

2018	First Quarter (through February 23, 2018)	$75.95	$65.50	$0.12

Integrity shareholders are advised to obtain the current stock quotation for Independent common stock. The market price of Independent common stock will fluctuate from the date of this proxy statement/prospectus through the closing of the transaction.

After the merger, Independent currently expects to continue to pay (when, as and if declared by Independent’s board of directors out of funds legally available for that purpose and subject to regulatory restrictions) regular quarterly cash dividends on Independent common stock. There is no assurance that Independent will continue to pay dividends in the future. Future dividends on Independent common stock will depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, its ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the board of directors of Independent.

As a holding company, Independent is ultimately dependent upon its subsidiaries particularly Independent Bank, to provide funding for its operating expenses, debt service and dividends. Various banking laws applicable to Independent Bank limit the payment of dividends and other distributions by Independent Bank to Independent, and may therefore limit Independent’s ability to pay dividends on its capital stock, including its common stock. If required payments on Independent’s outstanding junior subordinated debentures held by its unconsolidated subsidiary trusts are not made or are suspended, Independent will be prohibited from paying dividends on its capital stock, including its common stock. Regulatory authorities could impose administratively stricter limitations on the ability of Independent Bank to pay dividends to Independent if such limits were deemed appropriate to preserve certain capital adequacy requirements.

Integrity

There is no established public trading market for the shares of Integrity common stock, and no market for Integrity common stock is expected to develop if the merger does not occur. No registered broker/dealer makes a market in Integrity’s common stock, and no shares of such stock are listed for trading or quoted on any stock exchange or automated quotation system. Integrity acts as the transfer agent and registrar for its own shares. As of the record date, there were approximately 316 holders of record of Integrity’s common stock.

Integrity becomes aware of trades of shares in its capacity as transfer agent for the shares of its common stock and sometimes learns of the prices at which these trades are made. The following table sets forth the high and low sales prices known to management of Integrity for trades of its common stock for the periods shown:

		High	Low	Number of Trades	Number of Shares Traded
2016	First Quarter	—	—	None	None
	Second Quarter	$22.50	$22.50	1	20,000
	Third Quarter	22.50	20.00	6	32,883
	Fourth Quarter	—	—	None	None

2017	First Quarter	—	—	None	None
	Second Quarter	—	—	None	None
	Third Quarter	—	—	None	None
	Fourth Quarter	—	—	None	None

2018	First Quarter (through February 23, 2018)	—	—	None	None

The most recent trade of Integrity’s common stock occurred in the third quarter of 2016, when 8,000 shares were traded at a price of $20.00 per share. There have been other limited transfers of Integrity’s common stock that are not reflected in the table above which were excluded as they were transferred between related parties (as gifts or to trusts or estates). Because of limited trading, the prices described above may not be representative of the actual or fair value of Integrity’s common stock.

Integrity is not obligated to register its common stock or, upon any registration, to create a market for its common stock.

Integrity’s general dividend policy is to retain earnings to augment capital and to fund growth. Accordingly, Integrity has not historically paid dividends on its outstanding common stock.

Integrity’s shareholders are entitled to receive dividends out of legally available funds when, as and if declared by Integrity’s board of directors, in its sole discretion. As a Texas corporation, Integrity is subject to certain restrictions on dividends under the TBOC. Generally, a Texas corporation may pay dividends to its shareholders out of its surplus (the excess of its assets over its liabilities and stated capital) unless the corporation is insolvent or the payment of the dividend would render the corporation insolvent.

Consistent with its policy that bank holding companies should serve as a source of financial strength for their subsidiary banks, the Federal Reserve has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of dividends to shareholders unless its net income available has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the bank holding company’s capital needs, asset quality and overall financial condition.

Integrity does not engage in separate business activities of a material nature. As a result, Integrity’s ability to pay dividends depends upon the dividends received from Integrity Bank. As a Texas-chartered state savings bank. Integrity Bank’s ability to pay dividends is restricted by certain laws and regulations. Under the Texas Finance Code, Integrity Bank generally may not pay a dividend that would reduce its capital or surplus without the prior approval of the Texas Department of Savings and Mortgage Lending. All dividends must be paid out of net profits then on hand, after deducting expenses, including losses and provisions for loan losses. As a member of the Federal Reserve System, Integrity Bank’s dividends in any year cannot exceed its net income during that year plus the prior two years’ net income less dividends paid, without the prior approval of the Federal Reserve.

In addition to Texas law restrictions on Integrity Bank’s ability to pay dividends, under the Federal Deposit Insurance Corporation Improvement Act, Integrity Bank may not pay any dividend if the payment of the dividend would cause Integrity Bank to become undercapitalized or if Integrity Bank is “undercapitalized.” The Federal Reserve may further restrict the payment of dividends by requiring that Integrity Bank maintain a higher level of capital than would otherwise be required to be “adequately capitalized” for regulatory purposes. Moreover, if, in the opinion of the Federal Reserve, Integrity Bank is engaged in an unsound practice (which could include the payment of dividends), the Federal Reserve may require that Integrity Bank cease such practice. The federal bank regulatory agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe banking practice. Moreover, the federal bank regulatory agencies have issued policy statements providing that insured depository institutions generally should pay dividends only out of current operating earnings.

Under regulatory capital guidelines, Integrity Bank must maintain a common equity Tier 1 capital to total risk-weighted assets ratio of at least 4.5%, a Tier 1 capital to total risk-weighted assets ratio of 6.0%, a total capital to total risk-weighted assets ratio of 8.0% and a Tier 1 capital to average total assets ratio of 4.0%. As of December 31, 2017, Integrity Bank had a ratio of common equity Tier 1 capital to total risk-weighted assets of 12.25%, a ratio of Tier 1 capital to total risk-weighted assets of 12.25%, a ratio of total capital to total risk-weighted assets of 13.44%, and a ratio of Tier 1 capital to average total assets of 10.19%. As of that date, Integrity Bank could have paid a dividend of $36.8 million and still met these minimum capital requirements.

DESCRIPTION OF INDEPENDENT CAPITAL STOCK

General

The following summarizes some of the important rights of Independent shareholders. This discussion does not purport to be a complete description of these rights. These rights can be determined in full only by reference to federal and state banking laws and regulations, the TBOC and Independent’s certificate of formation and bylaws.

Independent’s authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of February 23, 2018, Independent had 28,345,755 outstanding shares of its common stock and no shares of its preferred stock were outstanding. All of Independent’s shares outstanding at that date were fully paid and nonassessable. If 2,072,131 shares of Independent common stock are issued in the merger, Independent would have a total of 30,417,886 shares issued and outstanding. As of February 23, 2018, Independent had 407 holders of record of its common stock.

Independent Common Stock

Voting Rights. Subject to any special voting rights that may be given to any series of preferred stock that Independent may issue in the future, holders of Independent’s common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. No shareholder has the right of cumulative voting with respect to the election of directors.

With respect to any matter other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by Texas law or Independent’s certificate of formation, the act of the shareholders will be the affirmative vote of the holders of a majority of the shares entitled to vote on, and voted for or against, the matter at a meeting of shareholders at which a quorum is present. For purposes of such a vote, however, all abstentions and broker nonvotes are not counted as voted either for or against such matter.

In elections of directors in which the number of nominees for election as director does not exceed the number of directors to be elected (generally referred to as an “uncontested election”), the directors will be elected by a majority of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present. If the number of nominees for election exceeds the number of directors to be elected at a meeting of shareholders (generally referred to as an “contested election”), directors will be elected by a plurality of the votes cast. For purposes of determining whether a director is elected in an uncontested election, a majority of the votes cast means that the number of votes cast for a director must exceed the number of votes cast against that director, and abstentions and broker nonvotes shall not be counted as votes cast either for or against any nominee for director. For purposes of determining whether a director is elected in a contested election, the nominees equal in number to the number of directors to be elected who receive the highest number of votes among all nominees will be elected as directors.

Dividend Rights. Holders of Independent’s common stock are entitled to dividends when, as and if declared by Independent’s board of directors out of funds legally available therefor.

Liquidation Rights. In the event of Independent’s liquidation, the holders of Independent common stock will be entitled to share ratably in any assets remaining after payment of all debts and other liabilities.

Other. Independent’s common stock has no preemptive or conversion rights and is not entitled to the benefits of any redemption or sinking fund provision.

Independent Preferred Stock

Upon authorization of Independent’s board of directors, Independent may issue shares of one or more series of its preferred stock from time to time. Independent’s board of directors may, without any action by holders of common stock (and except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding holders of preferred stock) adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. Independent’s board of directors has not designated or established any series of preferred stock. The rights of any series of preferred stock may include, among others:

•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.

Independent may issue shares of, or rights to purchase shares of, one or more series of Independent’s preferred stock that have been designated from time to time, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

•	discourage an unsolicited proposal to acquire Independent; or

•	facilitate a particular business combination involving Independent.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of Independent’s shareholders might believe to be in their best interests or in which Independent’s shareholders might receive a premium for their stock over Independent’s then market price.

Business Combinations under Texas Law

A number of provisions of Texas law, Independent’s certificate of formation and bylaws could have an anti-takeover effect and make more difficult the acquisition of Independent by means of a tender offer, a proxy contest or otherwise and the removal of incumbent directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Independent to negotiate first with Independent’s board of directors.

Independent is subject to the provisions of Title 2, Chapter 21, Subchapter M of the TBOC, or the Texas Business Combination Law, which provides that a Texas corporation may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder.” For purposes of this law, an “affiliated shareholder” is generally defined as the holder of 20% or more of the corporation’s voting shares, for a period of three years from the date that person became an affiliated shareholder. The law’s prohibitions do not apply if:

•	the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

•	the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

Independent has more than 100 shareholders and is considered to be an “issuing public corporation” for purposes of this law. The Texas Business Combination Law does not apply to the following:

•	the business combination of an issuing public corporation: where the corporation’s original certificate of formation or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law; or that adopts an amendment to its certificate of formation or bylaws, by the affirmative vote of the holders, other than affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law and so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;

•	a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder divests itself, as soon as possible, of enough shares to no longer be an affiliated shareholder and would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;

•	a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; and

•	a business combination of a corporation with its wholly owned Texas subsidiary if the subsidiary is not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the corporation.

Neither Independent’s certificate of formation nor Independent’s bylaws contain any provision expressly providing that Independent will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a nonnegotiated merger or other business combination involving Independent, even if that event would be beneficial to Independent’s shareholders.

Certain Certificate of Formation and Bylaw Provisions Potentially Having an Anti-takeover Effect

Independent’s certificate of formation and bylaws contain certain provisions that could have an anti-takeover effect and thus discourage potential takeover attempts and make it more difficult for Independent’s shareholders to change management or receive a premium for their shares. These provisions include:

•	authorization for Independent’s board of directors to issue shares of one or more series of preferred stock without shareholder approval;

•	the establishment of a classified board of directors, with directors of each class serving a three-year term;

•	a requirement that directors only be removed from office for cause and only upon a majority shareholder vote;

•	a provision that vacancies on Independent’s board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	a prohibition of shareholder action by written consent, requiring all actions to be taken at a meeting of the shareholders;

•	the requirement that shareholders representing two-thirds of the outstanding shares of common stock approve all amendments to Independent’s certificate of formation or bylaws and approve mergers and similar transactions;

•	the requirement that any shareholders that wish to bring business before Independent’s annual meeting of shareholders or nominate candidates for election as directors at Independent’s annual meeting of shareholders must provide timely notice of their intent in writing;

•	the prohibition of cumulative voting in the election of directors; and

•	a limitation on the ability of shareholders to call special meetings to those shareholders or groups of shareholders owning at least 20% of Independent’s outstanding shares of common stock.

Limitation of Liability and Indemnification of Officers and Directors

Independent’s certificate of formation provides that its directors are not liable to Independent or its shareholders for monetary damages for an act or omission in their capacity as a director. A director may, however, be found liable for:

•	any breach of the director’s duty of loyalty to Independent or its shareholders;

•	acts or omissions not in good faith that constitute a breach of the director’s duty to Independent;

•	acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director receives an improper benefit, whether or not the benefit resulted from an action taken with the scope of the director’s duties;

•	acts or omissions for which the liability of the director is expressly provided by an applicable statute; and

•	acts related to an unlawful stock repurchase or payment of a dividend.

Independent’s certificate of formation also provides that Independent will indemnify its directors and officers, and may indemnify its employees and agents, to the fullest extent permitted by applicable Texas law from any expenses, liabilities or other matters.

Transfer Agent and Registrar

The transfer agent and registrar for Independent’s common stock is Equiniti Trust Company at P.O. Box 64945, St. Paul, Minnesota 55164-0945.

Listing

Independent’s common stock is listed on the Nasdaq Global Select Market under the symbol “IBTX.”

COMPARISON OF RIGHTS OF SHAREHOLDERS OF INTEGRITY AND INDEPENDENT

The rights of shareholders of Integrity under the certificate of formation and bylaws of Integrity will differ in some respects from the rights that shareholders of Integrity will have as shareholders of Independent under the certificate of formation and bylaws of Independent. Copies of Independent’s certificate of formation and bylaws have been previously filed by Independent with the SEC. Copies of Integrity’s certificate of formation and bylaws are available upon written request from Integrity.

Certain differences between the provisions contained in the certificate of formation and bylaws of Independent and the certificate of formation and bylaws of Integrity, as such differences may affect the rights of shareholders, are summarized below. The summary set forth below is not intended to be complete and is qualified by reference to Texas law, as appropriate, and the certificate of formation and bylaws of Integrity and the certificate of formation and bylaws of Independent.

INTEGRITY	INDEPENDENT
Capitalization

The certificate of formation of Integrity authorizes the issuance of up to 20,000,000 shares of common stock, par value $0.01, and 5,000,000 shares of preferred stock, par value $0.01.

The board of directors is authorized to provide for the issuance of preferred stock in one or more classes or series and to fix the rights, designations and preferences related thereto. No shares of preferred stock are outstanding.

The certificate of formation of Independent authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.01, and 10,000,000 shares of preferred stock, par value $0.01.

The board of directors is authorized to provide for the issuance of preferred stock in one or more classes or series and to fix the rights, designations and preferences related thereto. No shares of preferred stock are outstanding.

Corporate Governance

The rights of the Integrity shareholders are governed by Texas law and the certificate of formation and bylaws of Integrity.	The rights of the Independent shareholders are governed by Texas law and the certificate of formation and bylaws of Independent.

Convertibility of Stock

The common stock of Integrity is not convertible into any other securities of Integrity.	The common stock of Independent is not convertible into any other securities of Independent.

Preemptive Rights

Under Texas law, there are no statutory preemptive rights unless expressly provided in the corporation’s certificate of formation. Preemptive rights are denied pursuant to the certificate of formation of Integrity.	Preemptive rights are denied pursuant to the certificate of formation of Independent.

Election of Directors

Under Texas law, directors are elected by a plurality of the votes cast by the shareholders entitled to vote in the election of directors at a meeting of the shareholders at which a quorum is present, unless otherwise provided in the certificate of formation or bylaws. Neither of the	Under Texas law, directors are elected by a plurality of the votes cast by the shareholders entitled to vote in the election of directors at a meeting of the shareholders at which a quorum is present unless otherwise provided in the certificate of formation or

INTEGRITY	INDEPENDENT

certificate of formation or bylaws of Integrity provide otherwise.

The certificate of formation provides for three classes of directors, each of which are intended to consist as nearly as possible of one third of the total number of directors serving on the board. Except for the initial term of two classes of such directors, the directors shall be elected to a three-year term. The elections of the directors shall be staggered such that one class of directors will be elected each year.

The bylaws of Integrity provide that, with the exception of board vacancies, each director is elected at the annual meeting of the shareholders and will hold office for the term for which the director is elected and until whichever of the following occurs first: a successor is selected and qualified or the director resigns, dies or is removed by Integrity’s shareholders. The right to accumulate votes on the election of directors and/or cumulative voting by any shareholder is expressly denied by the certificate of formation.

bylaws. Neither of the certificate of formation or bylaws of Independent provide otherwise.

The certificate of formation provides for three classes of directors and which are intended to consist as nearly as possible to one third of the total number of directors serving on the board. Except for the initial term of two classes of such directors, the directors shall be elected to a three year term. The elections of the directors shall be staggered such that one class of directors will elected in each year.

Any individual that receives the plurality of the votes cast, up to the number of directors to be elected in such election, shall be elected to the board. No cumulative voting is permitted for the election of directors pursuant to the certificate of formation.

Removal of Directors and Board Vacancies

Integrity’s bylaws provide that any director may be removed, with or without cause, at any special meeting of the shareholders by the affirmative vote of at least a majority of the shareholders present, in person or by proxy, at such meeting and entitled to vote for the election of directors, provided that notice of intention to act upon such matter must have been given in the notice calling such meeting.

Integrity’s certificate of formation provides that newly created directorships resulting from an increase in the number of directors and any vacancy on the board of directors occurring between the annual meetings of shareholders will be filled by the affirmative vote of a majority of the board of directors then in office (even if less than a quorum). Any director elected as part of an increase in the number of directors shall have the same term as other directors of the same class who are elected at the annual meeting of shareholders. Any director elected to fill a vacancy on the board of directors occurring between the annual meetings of shareholders shall have the same remaining term as that of his or her predecessor.

Integrity’s certificate of formation provides that any increase or decrease in the number of directors is to be

Independent’s certificate of formation provides that subject to the right of holders of a class of stock having the right to elect a director solely by the holders of that class, any director may be removed only (i) for cause and (ii) by the affirmative vote of the holders of a majority of the combined voting power of the outstanding stock entitled to vote in the election of directors, voting together as a separate class.

Independent’s certificate of formation also provides that any vacancy on the board occurring between the annual meetings of shareholders, including up to two newly created directorships may be filled by a majority of the board of directors then in office (even if less than quorum), or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

Independent’s certificate of formation provides that any change to the number of directors, and any increase or decrease therein, is to be apportioned among the classes so as to maintain of the

INTEGRITY	INDEPENDENT
apportioned among the classes so as to maintain the equality of the number of directors in each class, but in no case will a decrease in the number of directors shorten the term of an incumbent director. If such equality is not possible, then the number of directors shall be apportioned among the classes such that the difference in the number of directors in any two classes shall not exceed one.	representation of one third of the directors in each class.

Amendment of Governing Documents

Under Texas law, a corporation’s certificate of formation may be amended by the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote on the amendment, and, if entitled to vote by class or series of shares, by the holders of two-thirds of the outstanding shares of each class or series entitled to vote on the amendment, unless a different number, which cannot be less than a majority of shares entitled to vote on the matter or class or series entitled to vote on the matter, is specified in the corporation’s certificate of formation.

Integrity’s certificate of formation also provides that the directors may alter, amend, repeal or adopt new bylaws for Integrity. The bylaws further provide that the directors are authorized to do so by a majority of directors present at any meeting of the board of directors at which a quorum is present.

Independent’s certificate of formation provides that the bylaws of Independent may be amended, repealed, or adopted by (i) the affirmative vote of the majority of the board or (ii) the affirmative vote of at least two-thirds of the holders of voting stock, voting as a separate class at a meeting of the shareholders called for that purpose.

Shareholder Actions

Texas law provides that on matters other than the election of directors, the affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for, against, or expressly abstained with respect to the matter, will be the act of the shareholders unless the vote of a greater number is required by law, the certificate of formation, or the bylaws. Under Texas law, a corporation’s certificate of formation or bylaws may provide that the affirmative vote of holders of a specified portion of the shares, not less than a majority, entitled to vote on the matter will be the act of the shareholders, rather than the specified portion of the shares required pursuant to Texas law. Under Texas law, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote is required to approve a fundamental business transaction.

Integrity’s bylaws provide that, with respect to any matter, other than a matter for which the affirmative

Texas law provides that on matters other than the election of directors, the affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for, against, or expressly abstained with respect to the matter, will be the act of the shareholders unless the vote of a greater number is required by law, the certificate of formation, or the bylaws. Under Texas law, a corporation’s certificate of formation or bylaws may provide that the affirmative vote of holders of a specified portion of the shares, not less than a majority, entitled to vote on the matter will be the act of the shareholders, rather than the specified portion of the shares required pursuant to Texas law. Under Texas law, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote is required to approve a fundamental business transaction.

INTEGRITY	INDEPENDENT

vote of the holders of a specified portion of the shares entitled to vote is required by law, by the certificate of formation, or by another provision in the bylaws, the affirmative vote of the holders of a majority of the shares entitled to vote and represented at a meeting, in person or by proxy, at which a quorum is present shall be the act of the shareholders.

Each share of Integrity common stock has one vote for each matter properly brought before the shareholders.

Integrity’s certificate of formation provides that special meetings of the shareholders for any purpose may be called at the request of the holders of at least 50% of Integrity’s outstanding capital stock entitled to vote. Integrity’s bylaws further provide that such requests shall be in writing and shall state the purpose of the proposed meeting. Integrity’s bylaws also provide that such special meetings of the shareholders (i) may be called for any purpose by the President or the board of directors or (ii) must be called by the President or Secretary at the request in writing of the holders of at least 50% of Integrity’s outstanding capital stock entitled to vote. Integrity’s bylaws provide that at any special meeting of the shareholders, only actions that are set forth in the notice of such meeting may be presented at such meeting, unless all shareholders entitled to vote are present and consent to the presentment of additional actions.

Integrity’s bylaws provide that shareholder action may be taken without a meeting if written consent or consents setting forth the action taken is signed by all the shareholders.

Independent’s certificate of formation provides that unless otherwise required by law, special meetings of the shareholders for any purpose may be called by (i) the chairman of the board or (ii) the Secretary or Assistant Secretary at the written request of either (a) the majority of the board of directors or (b) the holders of at least 20% of the corporation’s outstanding capital stock entitled to vote in the election of directors.

Shareholder action by written consent is not permitted.

Shareholder Proposal of Business or Nominations for Directors

Integrity’s bylaws provide that written or printed notice stating the place, day and hour of any meeting of the shareholders must be delivered not less than 3 days and not more than 60 days before the date of the annual meeting or any special meeting of the shareholders. In the event of a special meeting of the shareholders, the purpose or purposes for which the meeting is called must also be included in such written or printed notice.

Integrity’s bylaws provide that the board of directors shall be elected at the annual meeting of the shareholders. The shareholders may also transact other business properly brought before the annual meeting of the shareholders.

Independent’s bylaws provide that a notice of a shareholders to make a nomination of a person for election as a director or to bring any other matter before a meeting shall be made in writing and received by the Secretary of Independent in the event of an annual meeting of the shareholders, no more than 120 days and no less than 90 days in advance of the anniversary date of the immediately preceding annual meeting, provided that in the event that the annual meeting is called on a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the 15th day following the day on which notice of the

INTEGRITY	INDEPENDENT

annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

In the event of a special meeting of the shareholders, such notice shall be received by the Secretary of Independent not later than the close of business on the 15th day following the day on which notice of the meeting is first mailed to shareholders or public disclosure of the date of the special meeting was made, whichever occurs first.

Every notice by a shareholder must set forth (i) the name and residence of the shareholder of the corporation that intends to make a nomination or bring up any other matter, (ii) a representation that the shareholder is a holder of Independent’s voting stock which indicates the class and number of shares owned and intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice, (iii) with respect to notice of an intent to make a nomination for a director, a description of all arrangements and understandings between the shareholder and each nominee pursuant to which the nominations are made, (iv) with respect to an intent to make a nomination, such other information regarding each nominee proposed by such shareholder required to be disclosed in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated by Independent’s board, and (v) with respect to the notice of intent to bring up any other matter, a description of the matter and any material interest of the shareholder in the matter.

The Chairman may refuse to acknowledge the nomination of any person not made in compliance with the bylaws.

Indemnification; Limitation of Director Liability

Integrity’s certificate of formation provides for mandatory indemnification of any and all persons who were, are, or are threatened to be, made a defendant or respondent to a proceeding because any such person (i) is or was a director or officer of Integrity or (ii) is or was serving at the request of Integrity as a director, officer, partner, venturer, proprietor, trustee or employee of another foreign or domestic entity, to the fullest extent permitted pursuant to the TBOC or applicable law.	Independent’s certificate of formation provides for mandatory indemnification of any and all persons who was, are, or are threatened to be, made a party to a proceeding because such person (i) is or was a director or (ii) while a director or officer of Independent, is or was serving at the request of Independent as a director of another foreign or domestic entity, against expenses and other amounts reasonably incurred in connection with legal

INTEGRITY	INDEPENDENT

Such indemnification shall be for all expenses incurred in defending any such proceeding in advance of its final disposition to the maximum extent permitted under the TBOC.

Integrity’s certificate of formation provides that, if a claim for indemnification has not been paid in full by Integrity within 30 days after Integrity has received the written claim for indemnification, the indemnified person may thereafter bring suit against Integrity to recover the unpaid amount of the claim. If the indemnified person is successful, in whole or in part, in such suit against Integrity, then the indemnified person will also be entitled to be paid the expense of prosecuting such claim.

Integrity’s bylaws permit Integrity to purchase and maintain insurance on behalf of indemnified persons.

Integrity’s certificate of formation provides that, to the fullest extent permitted by law, no director of Integrity will be liable to Integrity or its shareholders for monetary damages for an act or omission in the director’s capacity as a director.

proceedings to the fullest extent permitted pursuant to the TBOC and the bylaws of Independent.

Independent’s certificate of formation permits indemnification of any employee and agent of the corporation in the sole discretion of the board, against expenses and other amounts reasonably incurred in connection with legal proceedings to the fullest extent permitted pursuant to the TBOC and the bylaws of Independent.

Independent’s bylaws permit Independent to purchase and maintain insurance on behalf of indemnified persons.

EXPERTS

The consolidated financial statements of Independent as of December 31, 2017 and 2016, and for each of the years in the three year period ended December 31, 2017, incorporated by reference in this proxy statement/prospectus by reference from Independent’s Annual Report on Form 10-K for the year ended December 31, 2017, have been audited by RSM US LLP, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.

The annual consolidated financial statements of Carlile Bancshares, Inc., a bank organization acquired by Independent on April 1, 2017, as of December 31, 2016 and 2015, and for the years then ended, incorporated by reference in this proxy statement/prospectus have been audited by Crowe Horwath LLP, independent auditors, as stated in their report incorporated by reference herein. Such annual consolidated financial statements have been so incorporated by reference herein in reliance upon the reports of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Independent common stock to be issued by Independent in connection with the merger will be passed upon by Katten Muchin Rosenman LLP, Dallas, Texas.

OTHER MATTERS

No matters will be presented for consideration at the Integrity special meeting of shareholders other than as described in this proxy statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Independent files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers, like Independent, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Documents filed by Independent with the SEC are available from Independent without charge (except for exhibits to the documents). You may obtain documents filed by Independent with the SEC by requesting them in writing or by telephone from Independent at the following address:

Independent Bank Group, Inc.

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

Attention: Michelle S. Hickox

Executive Vice President and Chief Financial Officer

Telephone: (972) 562-9004

To obtain timely delivery, you must make a written or oral request for a copy of such information by no later than March 31, 2018.

Documents filed by Independent with the SEC are also available on Independent’s website www.ibtx.com. Information furnished by Independent and information on, or accessible through, the SEC’s or Independent’s website is not part of this prospectus.

Independent has filed a registration statement on Form S-4 under the Securities Act of 1933, as amended, with the SEC with respect to the Independent common stock to be issued to shareholders of Integrity in the merger. This proxy statement/prospectus constitutes the prospectus of Independent filed as part of the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

In addition to being a proxy statement of Integrity, this document is the prospectus of Independent for the shares of its common stock that will be issued in connection with the merger.

Integrity does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and, accordingly, does not file documents and reports with the SEC.

Integrity shareholders who have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting their shares of Integrity common stock should contact James M. McElray, Integrity’s Executive Vice President and Chief Financial Officer, at the following address and telephone number:

Integrity Bancshares, Inc.

4040 Washington Avenue

Houston, Texas 77007

(713) 335-8700

You should rely only on the information contained in this proxy statement/prospectus. Neither Independent nor Integrity has authorized anyone to provide you with different information. Therefore, if anyone gives you different or additional information, you should not rely on it. The information contained in this proxy statement/prospectus is correct as of its date. It may not continue to be correct after this date. Integrity has supplied all of the information about Integrity and Integrity Bank contained in this proxy statement/prospectus and Independent has supplied all of the information contained in this proxy statement/prospectus about Independent and its subsidiaries. Each of Independent and Integrity is relying on the correctness of the information supplied by the other.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file later with the SEC automatically will update and supersede information contained in this prospectus.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (File No. 001-35854). These documents contain important information about us:

•	our Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 27, 2018;

•	our Quarterly Reports on Form 10-Q;

•	our Current Reports on Form 8-K filed with the SEC on January 18, 2018 and January 31, 2017, (other than any Current Report on Form 8-K or any portion or portions of a Form 8-K submitted to the SEC on any such date and deemed furnished and not filed in accordance with SEC rules); and

•	the description of our common stock in our registration statement on Form 8-A filed with the SEC on April 2, 2013, including all amendments and reports filed for the purpose of updating such description.

We incorporate by reference in this prospectus any additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC), from the date of the registration statement of which this prospectus is a part until the termination of the offering of the shares offered hereby. These documents may include our annual, quarterly and current reports, as well as our proxy and information statements, filed with the SEC. Any material that we later file with the SEC will automatically update and supersede, where appropriate, the information previously filed with the SEC. These documents are available to you without charge. See “Where You Can Find More Information.”

For purposes of this registration statement, any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference modifies or supersedes such statement in such document.

APPENDIX A—AGREEMENT AND PLAN OF REORGANIZATION

AGREEMENT AND PLAN OF REORGANIZATION

BY AND BETWEEN

INDEPENDENT BANK GROUP, INC.

MCKINNEY, TEXAS

AND

INTEGRITY BANCSHARES, INC.

HOUSTON, TEXAS

Dated as of November 28, 2017

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (“Agreement”) is made and entered into as of the 28th day of November, 2017, by and between Independent Bank Group, Inc., a Texas corporation and registered bank holding company with its principal offices in McKinney, Texas (“IBG”), and Integrity Bancshares, Inc., a Texas corporation and registered bank holding company with its principal offices in Houston, Texas (“IBI”).

RECITALS:

WHEREAS, IBI owns all of the capital stock of Integrity Bank SSB, a Texas state savings bank with its home office in Houston, Texas (“Integrity Bank”);

WHEREAS, IBG desires to acquire all of the issued and outstanding shares of common stock of IBI (the “IBI Shares”) through the merger (the “Merger”) of IBI with and into IBG, with IBG continuing as the corporation surviving the Merger, pursuant to which holders of IBI Shares will be entitled to receive cash and shares of IBG common stock (the “IBG Shares”) as provided for herein;

WHEREAS, IBG and IBI believe that the Merger, as provided for and subject to the terms and conditions set forth in this Agreement and all exhibits, schedules and supplements hereto, is in the best interests of IBG and IBI and their respective shareholders;

WHEREAS, after the Merger, IBG will effect the merger of Integrity Bank with and into Independent Bank, McKinney, Texas, a Texas banking association and a wholly-owned subsidiary of IBG (“Independent Bank”), with Independent Bank continuing as the surviving bank (the “Bank Merger”);

WHEREAS, the parties intend that: (i) the Merger will qualify as a reorganization within the meaning of §368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the rules and regulations promulgated thereunder, (ii) that the Bank Merger qualify as a reorganization within the meaning of §368(a) of the Code and the rules and regulations promulgated thereunder, and (iii) that this Agreement constitutes a plan of reorganization within the meaning of §368 of the Code and the applicable regulations;

WHEREAS, contemporaneously with the execution of this Agreement, the parties thereto entered into (i) Employment Agreements with certain of the executive officers of Integrity Bank, and (ii) Director Support Agreements with the non-officer directors of IBI and Integrity Bank, the Employment Agreements and the Director Support Agreements to be effective, if at all, at the Effective Time (as defined in Section 1.09), (iii) Voting Agreements with the persons identified in Confidential Schedule 5.15, (iv) Addendums to Deferred Compensation Agreements signed by the persons identified in Confidential Schedule 3.20, and (v) Director Long Term Care Agreements signed by the directors of IBI and Integrity Bank (collectively, the “Additional Agreements”);

WHEREAS, IBG and IBI desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the execution and delivery of this Agreement and certain additional agreements related to the transactions contemplated hereby; and

WHEREAS, the respective boards of directors of IBG and IBI have approved this Agreement and the proposed transactions substantially on the terms and conditions set forth in this Agreement.

AGREEMENT:

NOW, THEREFORE, for and in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration,

the receipt and sufficiency of which are hereby acknowledged, and intending to be bound hereby, the parties hereby agree as follows:

ARTICLE I

ACQUISITION OF IBI BY IBG

Section 1.01. Merger of IBI with and into IBG. Subject to the terms and conditions of this Agreement, IBI will merge with and into IBG pursuant to the provisions of Chapter 10 and Chapter 21 of the Texas Business Organizations Code (the “TBOC”).

Section 1.02. Effects of the Merger. The Merger shall have the effects set forth in Section 10.008 of the TBOC. After the Merger, IBG shall continue as the corporation resulting from the Merger (the “Resulting Corporation”), and the separate corporate existence of IBI shall cease. The name of the Resulting Corporation shall be “Independent Bank Group, Inc.” The existing principal office and facilities of IBG immediately preceding the Merger shall be the principal office and facilities of the Resulting Corporation after the Merger. At the Effective Time, all rights, title and interests to all assets, including without limitation real and personal property of any type and choses in action, owned by each of IBG and IBI shall be allocated to and vested in the Resulting Corporation without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or encumbrances thereon. At the Effective Time, all liabilities and obligations of IBG and IBI shall be allocated to the Resulting Corporation, and the Resulting Corporation shall be the primary obligor therefor, and no other party to the Merger shall be liable therefor. At the Effective Time, a proceeding pending by or against either IBG or IBI may be continued as if the Merger did not occur, or the Resulting Corporation may be substituted in the proceedings.

Section 1.03. Certificate of Formation and Bylaws. As a result of the Merger, the Certificate of Formation and Bylaws, each as amended, of IBG shall continue in effect as the Certificate of Formation and Bylaws of the Resulting Corporation until the same shall be amended and changed as provided by applicable law.

Section 1.04. Directors and Executive Officers. The directors and executive officers of IBG as of the Effective Time, shall be the directors and executive officers of the Resulting Corporation, and such directors and executive officers shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Formation and Bylaws of the Resulting Corporation or as otherwise provided by applicable law.

Section 1.05. Merger Consideration. At the Effective Time by virtue of this Agreement and without any further action on the part of any holder, all of the IBI Shares outstanding immediately before the Effective Time shall be converted into the right to receive (i) an aggregate of $31,600,000 in cash, subject to adjustment pursuant to Section 1.05(E) (the “Aggregate Cash Consideration”), net of the Aggregate Non-Exercising Option Holder Payment (as defined in Section 1.06(C)(1) below), and (ii) an aggregate 2,072,131 IBG Shares (together with the Aggregate Cash Consideration, the “Aggregate Merger Consideration”).

A. Any IBI Shares that are owned by IBI (other than as a fiduciary) shall automatically be canceled and retired and all rights with respect thereto shall cease to exist, and no consideration shall be delivered in exchange therefor.

B. Each IBI Share issued and outstanding immediately before the Effective Time (excluding IBI Shares cancelled pursuant to Section 1.05(A)) shall be converted into, and shall be cancelled in exchange for, the right to receive the following consideration.

1. A cash amount equal to the quotient of (i) the Shareholder Cash Consideration, divided by (ii) the number of IBI Shares outstanding immediately before the Effective Time (the “Per Share Cash

Consideration”). For purposes of this Agreement, “Shareholder Cash Consideration” shall mean the difference between (i) the Aggregate Cash Consideration, less (ii) the Aggregate Non-Exercising Option Holder Payment.

2. A fraction of an IBG Share, rounded to the nearest hundred thousandth, equal to the quotient of (i) 2,072,131 divided by (ii) the number of IBI Shares outstanding immediately before the Effective Time, (the “Per Share Stock Consideration”).

3. Notwithstanding anything in this Agreement to the contrary, IBG will not issue any certificates or scrip representing fractional IBG Shares otherwise issuable pursuant to the Merger. In lieu of the issuance of any such fractional shares, IBG shall pay to each former holder of IBI Shares otherwise entitled to receive such fractional share an amount of cash determined by multiplying (i) the Closing Price, by (ii) the fraction of an IBG Share which such holder would otherwise be entitled to receive pursuant to this Section 1.05(B). For purposes of this Agreement, “Closing Price” shall mean the closing sales price per IBG Share on the Nasdaq Stock Market, Inc. Global Select Market System (“Nasdaq”) on the Calculation Date (as defined in Section 1.05(D) below), as reported by Bloomberg.

C. Subject only to dissenter’s rights under Subchapter H of Chapter 10 of the TBOC at the Effective Time, all IBI Shares shall no longer be outstanding and shall be cancelled and retired and all rights with respect thereto shall cease to exist, and each holder of IBI Shares (a “IBI Shareholder”) shall cease to have any rights with respect thereto, except the right to receive the consideration provided for in this Section 1.05. Certificates previously representing IBI Shares will be exchanged for such consideration upon the surrender of such certificates in accordance with Section 2.04, without interest thereon.

D. If the Tangible Equity (as defined below) on the fifth business day preceding the Closing Date (as defined in Section 2.01) (the “Calculation Date”) is greater than $84,000,000, then, on the Closing Date, IBI may distribute to its shareholders an amount equal to the difference between (i) the actual amount of Tangible Equity as of the Calculation Date, less (iii) $84,000,000. Any such distribution is referred to as the “Section 1.05(D) Distribution.”

For purposes of this Agreement, “Tangible Equity” means the tangible shareholders’ equity of IBI as determined from IBI’s financial statements prepared in accordance with generally accepted accounting principles, consistently applied. The following items shall have been paid or properly accrued for, on an after tax basis, in the calculation of Tangible Equity:

1. All professional fees incurred by IBI and Integrity Bank in connection with the transactions contemplated by this Agreement, including investment banking fees, legal fees, accounting fees, and similar costs and expenses;

2. Costs and fees associated with the termination and de-conversion of material contracts of IBI and Integrity Bank, including their respective data processing and other IT contracts as well as the costs and fees described in Confidential Schedule 1.05(D)(2);

3. All payments made or owed to directors, officers and employees of IBI and Integrity Bank related to the consummation of the Merger, including without limitation bonuses, change in control payments, payments due under employment contracts or arrangements, unfunded payments due under deferred compensation arrangements, director long term care insurance payments, “stay” or “retention bonuses” paid by IBI or Integrity Bank, or similar compensation payments;

4. The premium for D&O insurance tail coverage contemplated under Section 5.21;

5. The portion of the payroll and income tax owed by IBI or Integrity Bank, if any, resulting from (i) any payment contemplated by Section 1.05(D)(3) above, and (ii) the payment of the Non-Exercising Option Holder Payment, if any, in connection with the cancellation of unexercised Options as provided for in Section 1.06(C); and

6. The provision expense, if any, incurred by Integrity Bank necessary to comply with Section 5.06.

Unrealized gains and losses on IBI’s investment securities shall be excluded from the calculation of Tangible Equity.

IBI shall, at least three business days before the Closing Date, provide IBG with a calculation of Tangible Equity as of the Calculation Date. If IBG disagrees with such calculation of Tangible Equity, IBI and IBG shall meet to resolve any such disagreement. If IBI and IBG cannot resolve any such disagreement, then an independent accounting firm mutually agreed to by IBG and IBI shall resolve any such disagreement which resolution shall be final and binding upon IBI and IBG. Confidential Schedule 1.05(D) sets forth the method of calculation and, by way of example only, a preliminary estimate of Tangible Equity.

E. If the Tangible Equity on the Calculation Date is less than $84,000,000, then the Aggregate Cash Consideration shall be reduced by an amount equal to the difference between (i) $84,000,000, less (ii) the Tangible Equity on the Calculation Date.

Section 1.06. Treatment of Options. As represented by IBI in Section 3.03, IBI has granted options to purchase IBI Shares (the “Options”). A list of the Options which are unexercised and outstanding as of the date of this Agreement is set forth in Confidential Schedule 3.03(C). The Options shall be subject to the following treatment:

A. Upon approval of this Agreement and the Merger by the shareholders of IBI, each Option that is not vested and exercisable shall become fully vested and exercisable.

B. Each holder of an Option (an “Option Holder”) may exercise his or her outstanding vested Options prior to the Calculation Date pursuant to the terms and procedures set forth in the Integrity Bank SSB 2007 Stock Option Plan and related Stock Option Agreement. The IBI Shares issued upon the exercise of Options shall be converted into the right to receive the consideration set forth in Section 1.05 upon consummation of the Merger.

C. If an Option Holder does not exercise his or her Options prior to the Calculation Date (a “Non-Exercising Option Holder”), any such Non-Exercising Option Holder shall be entitled to receive, for each share of IBI common stock underlying their unexercised and outstanding Option (an “Option Share”), an amount equal to the difference between (i) the Per Share Transaction Value, minus (ii) the applicable exercise price per Option Share as set forth on Confidential Schedule 3.03(C) (the “Per Option Share Price”). For purposes of this Agreement:

“Per Share Transaction Value” shall mean the quotient of (i) the sum of (x) the Aggregate Cash Consideration, plus (y) the Stock Consideration Value, plus (z) the aggregate exercise price to be paid to exercise all of the unexercised Options outstanding on the Calculation Date; divided by (ii) the Diluted IBI Shares.

“Stock Consideration Value” shall mean the product of (i) 2,072,131, multiplied by (ii) the Closing Price.

“Diluted IBI Shares” shall mean the sum of (i) the number of IBI Shares issued and outstanding on the Calculation Date, plus (ii) the number of Option Shares outstanding and unexercised on the Calculation Date.

1. Within five (5) business days following the Closing Date, IBG shall pay to each Non-Exercising Option Holder an amount in cash equal to the product of (i) the Per Option Share Price, multiplied by (ii) the total number of Option Shares held by such Non-Exercising Option Holder (the “Non-Exercising Option Holder Payment”). The aggregate Non-Exercising Option Holder Payment paid to all of the Non-Exercising Option Holders is referred to as the “Aggregate Non-Exercising Option Holder Payment.”

2. A Non-Exercising Option Holder’s right to receive the Non-Exercising Option Holder Payment is subject to their execution and delivery to IBG of an Option Cancellation Agreement in the form of Exhibit A on or before the Calculation Date.

3. To the extent that any unexercised and outstanding Option has an exercise price per share that is greater than the Option Share Price, any such Option shall be cancelled in exchange for no consideration.

4. The Non-Exercising Option Holder Payment shall be subject to applicable payroll, federal, state, and local income tax withholding and, as a result, the amount of the Non-Exercising Option Holder Payment shall be reduced by the applicable total tax withholding, and IBG shall deliver such withheld amount to the applicable taxing authority.

Section 1.07. Treatment of IBG Shares. Each IBG Share outstanding immediately prior to the Effective Time shall, on and after the Effective Time, remain issued and outstanding as one share of common stock of IBG as the corporation surviving the Merger.

Section 1.08. Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, IBI Shares that are held by shareholders of IBI who have complied with the terms and provisions of Subchapter H of Chapter 10 of the TBOC (each a “Dissenting Shareholder”) shall be entitled to those rights and remedies set forth in Subchapter H of Chapter 10 of the TBOC; but if a shareholder of IBI fails to perfect, withdraws or otherwise loses any such right or remedy granted by the Subchapter H of Chapter 10 of the TBOC, each IBI Share held by such shareholder shall be converted into and represent only the right to receive the consideration as specified in Section  1.05.

Section 1.09. SEC Filing and Shareholder Approval.

A. As promptly as practicable following the date of this Agreement, IBG shall prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by IBG with the Securities and Exchange Commission (“SEC”) in connection with the issuance of the IBG Shares to the IBI Shareholders pursuant to Section 1.05 (including the Proxy Statement for the shareholder meeting of IBI and prospectus and other proxy solicitation materials constituting a part thereof (together, the “Proxy Statement”) and all related documents). IBI shall prepare and furnish to IBG such information relating to IBI and its directors, officers and shareholders as may be reasonably required to comply with SEC rules and regulations in connection with the Registration Statement. IBG shall provide IBI, and its legal, financial and accounting advisors, the right to review and provide comments upon (i) the Registration Statement in advance of such Registration Statement being filed with the SEC and (ii) on all amendments and supplements to the Registration Statement and all responses to requests for additional information and replies to comments relating to the Registration Statement before filing or submission to the SEC. IBG shall consider in good faith all comments from IBI and its legal, financial and accounting advisors to the Registration Statement, all amendments and supplements thereto and all responses to requests for additional information. IBI agrees to cooperate with IBG and IBG’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor and in taking such other actions in connection with the Registration Statement and the Proxy Statement. If IBI has cooperated and promptly provided information required to be delivered by it for inclusion in the Registration Statement and Proxy Statement as required by this Section 1.09(A) and Section 5.02, IBG shall file, or cause to be filed, the Registration Statement with the SEC on or before January 31, 2018. IBG shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act of 1933, as amended (the “Securities Act”), as promptly as reasonably practicable after the filing thereof. IBG also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

B. The Board of Directors of IBI (the “IBI Board”) shall duly call, give notice of, and cause to be held, a meeting of its shareholders (the “IBI Meeting”) and will direct that this Agreement and the transactions contemplated hereby be submitted to a vote at the IBI Meeting. Specifically, the IBI Board will present for the consideration of IBI shareholders a proposal to approve and adopt this Agreement and the Merger and the transactions contemplated hereby. The IBI Board will (i) cause proper notice of the IBI Meeting to be given to the IBI shareholders in compliance with applicable law and regulations, (ii) distribute to the IBI shareholders the Proxy Statement, (iii) recommend by the affirmative vote of the IBI Board a vote in favor of approval of the proposals set forth in this Section 1.09(B), subject to Section 1.09(C), and (iv) perform such other acts as may reasonably necessary to ensure that shareholder approval of the proposals set forth in this Section 1.09(B) are obtained. IBI shall print and commence the mailing (at its expense) of the Proxy Statement to its shareholders on or before the fifth business day after the date that the Registration Statement is declared effective and a final prospectus (relating to the Registration Statement) and Proxy Statement is on file with the SEC before such mailing.

C. Notwithstanding the foregoing, IBI and the IBI Board are permitted to change its recommendation as contemplated by this Section 1.09(C) (“Change in Recommendation”) if and only to the extent that:

1. IBI, the IBI Subsidiaries and the IBI Representatives (as defined in Section 5.10), have complied in all material respects with Section 5.10;

2. the IBI Board, after consultation with its outside counsel, has determined in good faith that failure to make a Change in Recommendation would reasonably be expected to result in a violation of its fiduciary duties under applicable law; and

3. if the IBI Board intends to make a Change in Recommendation after IBI has received an Acquisition Proposal (as defined in Section 5.10(D)), (a) the IBI Board has concluded in good faith, after giving effect to all of the adjustments which may be offered by IBG pursuant to subclause (c) below, that such Acquisition Proposal constitutes a Superior Proposal (as defined in Section 5.10(E)), (b) IBI shall notify IBG, at least five business days in advance, of its intention to make a Change in Recommendation in response to such Superior Proposal (including the identity of the party making such Acquisition Proposal) and furnish to IBG a written description of the material terms of the Superior Proposal and copies of such other material documents that IBI is not required to keep confidential, and (c) before making such a Change in Recommendation, IBI shall, and shall cause its financial and legal advisors to, during the period after IBI’s delivery of the notice referred to in subclause (b) above, negotiate with IBG in good faith for a period of up to five business days (to the extent IBG desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

Section 1.10. Effective Time. The “Effective Time” means the effective time of the Merger as specified in the Certificate of Merger filed with and certified by the Texas Secretary of State (“TSOS”). The Certificate of Merger shall be filed with the TSOS on the Closing Date.

Section 1.11. Bank Merger. Contemporaneously with the execution of this Agreement, Integrity Bank and Independent Bank have entered into an Agreement and Plan of Merger providing for the Bank Merger (the “Bank Merger Agreement”). Immediately after the Effective Time, IBG shall cause the Bank Merger to be consummated.

Section 1.12. Anti-Dilution Provisions. If, between the date of this Agreement and the Effective Time, the IBG Shares are changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a share dividend thereon is declared with a record date within said period, the number of IBG Shares to be issued as consideration pursuant to Section 1.05 shall be adjusted accordingly to provide to the IBI Shareholders the same economic effect as contemplated by this Agreement prior to such action; but an offering or sale of IBG Shares shall not be deemed a reclassification, recapitalization, split-up, combination, exchange of shares or readjustment of the IBG Shares.

Section 1.13. Tax Matters.

A. None of IBG, Independent Bank, IBI or Integrity Bank has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of § 368 of the Code. IBG, Independent Bank, IBI and Integrity Bank shall each use commercially reasonable efforts to cause (i) the Merger to qualify as a “reorganization” within the meaning of §368(a) of the Code, and (ii) each of IBG and IBI to be a party to the reorganization within the meaning of §368(b) of the Code. Each of IBG, Independent Bank, IBI and Integrity Bank agrees to file all of its tax returns, including complying with the filing requirements of Treasury Regulations §1.368-3, consistent with the treatment of the Merger as a “reorganization” within the meaning of §368(a) of the Code and in particular as a transaction described in §368(a)(1)(A) of the Code and Treasury Regulations §1.368-2(b)(1)(ii). This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations §1.368-2(g).

B. None of IBG, Independent Bank, IBI or Integrity Bank has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Bank Merger from qualifying as a reorganization within the meaning of §368 of the Code. IBG, Independent Bank, IBI and Integrity Bank shall each use commercially reasonable efforts to cause (i) the Bank Merger to qualify as a “reorganization” within the meaning of §368(a) of the Code, and (ii) each of Independent Bank and Integrity Bank to be a party to the reorganization within the meaning of §368(b) of the Code. Each of IBG, Independent Bank, IBI and Integrity Bank agrees to file all of its tax returns, including complying with the filing requirements of Treasury Regulations §1.368-3, consistent with the treatment of the Bank Merger as a “reorganization” within the meaning of §368(a) of the Code and in particular as a transaction described in §368(a)(1)(A) of the Code and Treasury Regulations §1.368-2(b)(1)(ii). This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations §1.368-2(g).

C. IBG shall deliver to Andrews Kurth Kenyon LLP and Jackson Walker LLP a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of IBG, containing representations of IBG, and IBI shall deliver to Andrews Kurth Kenyon LLP and Jackson Walker LLP a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of IBI, containing representations of IBI, in each case as shall be reasonably necessary or appropriate to enable Andrews Kurth Kenyon LLP to render the tax opinion described in Section 8.14 and to enable Jackson Walker LLP to render the tax opinion described in Section 7.11. Independent Bank shall deliver to Andrews Kurth Kenyon LLP a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of Independent Bank, containing representations of Independent Bank, and Integrity Bank shall deliver to Andrews Kurth Kenyon LLP a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of Integrity Bank, containing representations of Integrity Bank, in each case as shall be reasonably necessary or appropriate to enable Andrews Kurth Kenyon LLP to render the tax opinion described in Section 8.14. Each of IBG, Independent Bank, IBI and Integrity Bank shall use commercially reasonable efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of the certifications and representations included in the tax representation letters described in this Section 1.13(C).

D. IBG and Independent Bank shall comply with the recordkeeping and information reporting requirements set forth in Treasury Regulations § 1.368-3.

E. Following the Merger and the Bank Merger, neither IBG nor Independent Bank (or any successor thereof) will take any action or fail to take any action that would prevent the Merger or Bank Merger from satisfying the “continuity of business enterprise” requirement for a “reorganization” as provided in Treasury Regulations § 1.368-(d).

ARTICLE II

THE CLOSING AND EXCHANGE PROCEDURES

Section 2.01. Time and Place of the Closing and Closing Date. The transactions contemplated under this Agreement shall be consummated on a date (the “Closing Date”) mutually agreeable to IBG and IBI that is within forty-five (45) days after the receipt of all necessary regulatory, corporate and other approvals, and the expiration of all associated mandatory waiting periods. On the Closing Date, a meeting (the “Closing”) will take place at which the parties to this Agreement will exchange certificates, letters and other documents in order to determine whether all of the conditions set forth in ARTICLE VII and ARTICLE VIII have been satisfied or waived or whether any condition exists that would permit a party to this Agreement to terminate this Agreement. If no such condition then exists or if no party elects to exercise any right it may have to terminate this Agreement, then and thereupon the appropriate parties shall execute such documents and instruments as may be necessary or appropriate in order to effect the transactions contemplated by this Agreement.

The Closing shall take place at 10:00 a.m., local time at the executive offices of IBG on the Closing Date, or at such other time and place to which IBG and IBI may agree.

Section 2.02. Actions to be Taken at the Closing by IBI. At the Closing, IBI shall execute and acknowledge (where appropriate) and deliver to IBG such documents and certificates reasonably necessary to carry out the terms and provisions of this Agreement, including the following (all of such actions constituting conditions precedent to IBG’s obligations to close hereunder):

A. A certificate, dated as of the Closing Date, duly executed by the Secretary of IBI, acting solely in his capacity as an officer of IBI, pursuant to which IBI shall certify (i) the due adoption by the IBI Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and any other agreements and documents to which IBI is a party contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby; (ii) the approval by the shareholders of IBI of this Agreement, and the consummation of the transactions contemplated hereby, including the Merger; (iii) the incumbency and true signatures of those officers of IBI duly authorized to act on its behalf in connection with the execution and delivery of this Agreement and any other agreements and documents to which IBI is a party contemplated hereby and thereby, and the taking of all actions contemplated hereby and thereby on behalf of IBI; and (iv) a true and correct list of the record holders of IBI Shares and Options as of the Closing Date;

B. A certificate, dated as of the Closing Date, duly executed by the Secretary of Integrity Bank, acting solely in his capacity as an officer of Integrity Bank, pursuant to which Integrity Bank shall certify (i) the due adoption by the Board of Directors of Integrity Bank (the “Integrity Bank Board”) of corporate resolutions attached to such certificate authorizing the execution and delivery of the Bank Merger Agreement and any other agreements and documents to which Integrity Bank is a party contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, including the Bank Merger; (ii) the approval by IBI as the sole shareholder of Integrity Bank of the Bank Merger Agreement, and the consummation of the transactions contemplated thereby, including the Bank Merger; and (iii) the incumbency and true signatures of those officers of Integrity Bank duly authorized to act on its behalf in connection with the execution and delivery of the Bank Merger Agreement and any other agreements and documents to which Integrity Bank is a party contemplated hereby and thereby, and the taking of all actions contemplated hereby and thereby on behalf of Integrity Bank;

C. A certificate duly executed by an executive officer of IBI, acting solely in his capacity as an executive officer of IBI, dated as of the Closing Date, certifying satisfaction of the conditions set forth in Section 8.01, Section 8.02 and Section 8.06;

D. Evidence reasonably satisfactory to IBG that, as of the Effective Time, (i) all IBI Employee Plans (as defined in Section 3.29) required to be terminated by IBG in writing before the Closing have been terminated in accordance with the terms of such Employee Plans, the Code, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all other applicable laws and regulations and that all affected participants have been notified of such terminations to the extent such notice is required by applicable laws and regulations;

E. All consents and approvals listed on Confidential Schedule 2.02(E);

F. Supplemental Confidential Schedules reflecting any material changes to the representations of IBI in ARTICLE III between the date of the supplemental Confidential Schedules required by Section 5.14 and the Closing Date;

G. The Releases by D&Os (as defined in Section 5.16), signed by the directors and executive officers of IBI and Integrity Bank, the Employment Contract Acknowledgements (as defined in Section 5.13) signed by officers and employees who are parties to such agreements, and resignations of each of the directors of IBI and each IBI Subsidiary, effective as of the Closing Date;

H. Executed certificates of merger, certificates, and other documents reasonably necessary to consummate the Merger and the Bank Merger; and

I. All other documents required to be delivered to IBG by IBI under the provisions of this Agreement and all other documents, certificates and instruments as are consistent with the terms of this Agreement and reasonably requested by IBG or its counsel.

Section 2.03. Actions to be Taken at the Closing by IBG. At the Closing, IBG shall execute and acknowledge (where appropriate) and deliver to IBI such documents and certificates necessary to carry out the terms and provisions of this Agreement, including the following (all of such actions constituting conditions precedent to IBI’s obligations to close hereunder):

A. A certificate, dated as of the Closing Date, executed by the Secretary of IBG, acting solely in her capacity as an officer of IBG, pursuant to which IBG shall certify (i) the due adoption by the Board of Directors of IBG (the “IBG Board”) of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement, and the other agreements and documents to which IBG is a party contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, including the Merger, and (ii) the incumbency and true signatures of those officers of IBG duly authorized to act on its behalf in connection with the execution and delivery of this Agreement and any other agreements and documents to which IBG is a party contemplated hereby and thereby, and the taking of all actions contemplated hereby and thereby on behalf of IBG;

B. A certificate, dated as of the Closing Date, duly executed by the Secretary of Independent Bank, acting solely in her capacity as an officer of Independent Bank, pursuant to which Independent Bank shall certify (i) the due adoption by the Board of Directors of Independent Bank (the “Independent Bank Board”) of corporate resolutions attached to such certificate authorizing the execution and delivery of the Bank Merger Agreement and any other agreements and documents contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, including the Bank Merger; (ii) the approval by IBG as the sole shareholder of Independent Bank of the Bank Merger Agreement, and the consummation of the transactions contemplated hereby and thereby, including the Bank Merger; and (iii) the incumbency and true signatures of those officers of Independent Bank duly authorized to act on its behalf in connection with the execution and delivery of the Bank Merger Agreement and any other agreements and documents contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, on behalf of Independent Bank;

C. A certificate duly executed by an executive officer of IBG, acting solely in his capacity as an executive officer of IBG, dated as of the Closing Date, certifying satisfaction of the conditions set forth in Section 7.01, Section 7.02 and Section 7.09;

D. All consents and approvals required to be obtained by IBG from third parties to consummate the transactions contemplated by this Agreement, including all necessary regulatory approvals;

E. Supplemental Confidential Schedules reflecting any material changes to the representations of IBG in ARTICLE IV between the date of the supplemental Confidential Schedules required by Section 6.11 and the Closing Date;

F. Executed certificates of merger, certificates, as applicable, and other documents reasonably necessary to consummate the Merger and the Bank Merger; and

G. All other documents required to be delivered to IBI by IBG under the provisions of this Agreement and all other documents, certificates and instruments as are consistent with the terms of this Agreement and reasonably requested by IBI or its counsel.

Section 2.04. Exchange Procedures.

A. On the business day before the Closing Date, IBG shall deposit or cause to be deposited in trust with Wells Fargo Bank, N.A. (the “Exchange Agent”) the Shareholder Cash Consideration and the IBG Shares in book entry form which the holders of IBI Shares are entitled to receive pursuant to Section 1.05.

B. As soon as practicable after the Effective Time, with the intent to be within five business days after the Effective Time, IBG shall use commercially reasonable efforts to cause the Exchange Agent to mail to each record holder of an outstanding certificate or certificates representing IBI Shares (the “Certificates”), a form letter of transmittal which will specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and contain instructions for use in effecting the surrender of the Certificates for payment therefor. The form and substance of the letter of transmittal and any associated cover letter shall be mutually acceptable to IBG and IBI before such transmittal materials are mailed to the holders of the Certificates. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal properly completed and duly executed (the “Transmittal Materials”), the holder of such Certificate shall be entitled to receive in exchange therefor (i) the Per Share Cash Consideration and the Per Share Stock Consideration, each, multiplied by the number of IBI Shares represented by the Certificate (the “Surrendered Shares”), and (ii) an amount of cash as payment in lieu of the issuance of fractional IBG Shares calculated in accordance with Section 1.05(B)(3), and such Certificate shall forthwith be canceled. The consideration to be received by an IBI Shareholder upon surrender of his Certificate(s) is referred to as the “Merger Consideration.” Until surrendered in accordance with this Section 2.04, each Certificate (other than Certificates representing IBI Shares held by Dissenting Shareholders) shall represent for all purposes the right to receive the Merger Consideration without any interest thereon. Promptly after receipt of the Transmittal Materials, IBG will use commercially reasonable efforts to cause the Exchange Agent to review the Transmittal Materials in order to verify proper completion and execution thereof. As soon as practicable after the Effective Time and the surrender of a Certificate to the Exchange Agent, together with properly completed and executed Transmittal Materials, IBG will use commercially reasonable efforts to cause the Exchange Agent to promptly deliver the Merger Consideration.

C. After the Effective Time, the share transfer ledger of IBI shall be closed and there shall be no transfers on the share transfer books of IBI of the IBI Shares which were outstanding immediately before such time of filing. If, after the Effective Time, Certificates are presented to IBG, they shall be promptly presented to the Exchange Agent and exchanged as provided in this Section 2.04.

D. Former shareholders of IBI shall be entitled to vote after the Effective Time at any meeting of IBG’s shareholders the number of IBG Shares into which their IBI Shares are converted, regardless of whether such shareholders of IBI have surrendered their Certificates in exchange therefor.

E. No dividends or other distributions declared after the Effective Time with respect to IBG Shares and payable to the holders thereof shall be paid to the holder of a Certificate until such holder surrenders such Certificate to the Exchange Agent in accordance with this Section 2.04. After the surrender of a Certificate in accordance with this Section 2.04, the holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which had become payable after the Effective Time with respect to the IBG Shares represented by such Certificate.

F. Any portion of the Aggregate Merger Consideration (including the proceeds of any investments thereof) that remains unclaimed by the shareholders of IBI for six months after the Exchange Agent mails the letter of transmittal pursuant to this Section 2.04 shall be delivered to IBG upon demand, and any shareholders of IBI who have not theretofore complied with the exchange procedures in this Section 2.04 shall look to IBG only, and not the Exchange Agent, for the payment of the Merger Consideration in respect of such shares. If outstanding Certificates for IBI Shares are not surrendered or the payment for them is not claimed before the date on which such IBG Shares or cash would otherwise escheat to any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property or any other applicable law, become the property of IBG (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any person previously entitled to such property.

G. If any IBG Shares are to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be appropriately endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form (reasonably satisfactory to IBG) for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing IBG Shares in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or not payable.

H. None of IBG, IBI, the Exchange Agent or any other person shall be liable to any former holder of IBI Shares for any IBG Share (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

I. If any Certificate has been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by IBG or the Exchange Agent, the posting by such person of a bond in such amount as IBG or the Exchange Agent may direct (not to exceed the amount of Merger Consideration relating to the relevant missing Certificate) as indemnity against any claim that may be made against IBG, Independent Bank, or IBI with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF IBI

IBI hereby makes the following representations and warranties to IBG, as qualified, if necessary, by the Confidential Schedules referenced herein. The disclosure of a matter on any Confidential Schedule shall constitute disclosure for purposes of all Confidential Schedules required by this Agreement.

Section 3.01. Organization and Ownership.

A. IBI is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. IBI is a corporation duly organized, validly existing and in good standing under all laws, rules and regulations of the State of Texas. IBI and Integrity Bank each has all requisite corporate power and authority to own each respective IBI Subsidiary as now owned, and to enter into and carry out its obligations under this Agreement and the other agreements contemplated hereby to which IBI is a party. True and complete copies of the Certificate of Formation and Bylaws of IBI, as amended to date, have been delivered to IBG.

B. IBI is the sole record and beneficial owner of all of the issued and outstanding shares of capital stock of Integrity Bank, free and clear of all liens, security interests, and encumbrances of every kind or character, and no other person or entity has any equity or other ownership interest in Integrity Bank. Other than Integrity Bank and except as set forth in Confidential Schedule 3.01(B), IBI does not, directly or indirectly, own or control any Affiliate (as defined in Section 11.10) or Subsidiary (as defined in Section 11.10) (collectively with Integrity Bank, the “IBI Subsidiaries”, and each a “IBI Subsidiary”). IBI has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, and the business carried on by IBI has not been conducted through any other direct or indirect Subsidiary or Affiliate of IBI other than the IBI Subsidiaries listed on Confidential Schedule 3.01(B). IBI and Integrity Bank each has all requisite regulatory approvals and governmental permits and licenses necessary to own their respective IBI Subsidiary.

Section 3.02. Execution and Delivery. IBI has full corporate power and authority to execute and deliver this Agreement and the other agreements to which IBI is a party that are contemplated by this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other agreements to which IBI is a party that are contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the IBI Board. Other than approval by the requisite vote of the shareholders of IBI, no other corporate proceedings or approvals are necessary on the part of IBI to approve this Agreement or the other agreements to which IBI is a party that are contemplated by this Agreement and to consummate the transactions contemplated hereby and thereby. This Agreement and the other agreements and documents contemplated hereby to which IBI is a party have been or at Closing will be duly executed by IBI and each such agreement or document constitutes or at Closing will constitute a legal, valid and binding obligation of IBI, enforceable against IBI in accordance with its respective terms and conditions, except as enforceability may be limited by bankruptcy, conservatorship, insolvency, moratorium, reorganization, receivership or similar laws and judicial decisions affecting the rights of creditors generally and by general principles of equity (whether applied in a proceeding at law or in equity).

Section 3.03. IBI Capitalization.

A. The authorized capital of IBI consists of 20,000,000 common shares, $0.01 par value per share, of which 4,654,452 IBI Shares are issued and outstanding as of the date of this Agreement, and 5,000,000 preferred shares, $0.01 par value of which no shares are issued and outstanding. All offerings by IBI to issue its capital securities have terminated. Except as otherwise set forth in Confidential Schedule 3.03(C), there are no (A) other outstanding equity securities of any kind or character, or (B) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, IBI to purchase or otherwise acquire any security of or equity interest in IBI, obligating IBI to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital securities of any class. There are no outstanding contractual obligations of IBI to vote or dispose of any IBI Shares and to the Best Knowledge of IBI, there are no shareholder agreements, voting trusts or similar agreements relating to the IBI Shares. All of the outstanding IBI Shares have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person. The IBI Shares have been issued in material compliance with the securities laws of the United States and other jurisdictions having applicable securities laws. There are no restrictions applicable to the payment of dividends on the IBI Shares except pursuant to applicable laws and regulations, and all dividends declared before the date of this Agreement have been paid.

B. Confidential Schedule 3.03(B) contains a true and correct list of the holders of IBI Shares as of the date of this Agreement and, no other person or entity has any equity or other interest in IBI. True and correct copies of all offering materials, as amended and supplemented, distributed by IBI since January 1, 2016, have been made available to IBG.

C. Confidential Schedule 3.03(C) contains a true and correct list of the holders of the Options as of the date of this Agreement, listing the name of each Option Holder, the number of Option Shares held, the applicable exercise price(s) for each Option, the aggregate number of Option Shares and the Aggregate Exercise Price.

Section 3.04. Integrity Bank.

A. Integrity Bank is a Texas state savings bank, duly organized, validly existing and in good standing under the laws of the State of Texas. Integrity Bank has all requisite corporate power and authority to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. True and complete copies of the Articles of Association and Bylaws of Integrity Bank, as amended to date, have been delivered to IBG. Integrity Bank is an insured bank as defined in the Federal Deposit Insurance Act of 1950, as amended (the “FDIA”). The nature of the business of Integrity Bank does not require it to be qualified to do business in any jurisdiction other than the State of Texas. Except as set forth in Confidential Schedule 3.04(A), Integrity Bank has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by Integrity Bank has not been conducted through any other direct or indirect Subsidiary or Affiliate of Integrity Bank.

B. The authorized capital stock of Integrity Bank consists of 10,000,000 shares of common stock, $8.00 par value per share, of which 3,028,500 shares are issued and outstanding and all of which are owned by IBI as of the date of this Agreement, and 1,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding as of the date of this Agreement. IBI is in possession of all certificates evidencing all of the outstanding shares of capital stock of Integrity Bank. All of the outstanding shares of capital stock or other securities evidencing ownership of Integrity Bank are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person and have been issued in material compliance with applicable securities laws. There are no restrictions applicable to the payment of dividends on the shares of the capital stock of Integrity Bank, except pursuant to applicable laws and regulations, and all dividends declared before the date of this Agreement on such capital stock have been paid. There are no (A) other outstanding equity securities of any kind or character, or (B) outstanding subscriptions, contracts, options, convertible securities, preemptive rights, warrants, calls or other agreements or commitments of any kind issued or granted by, binding upon or otherwise obligating Integrity Bank to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Integrity Bank. There are no outstanding contractual obligations of IBI to vote or dispose of any shares of capital stock of Integrity Bank. There are no shareholder agreements, voting trusts or similar agreements relating to the capital stock of Integrity Bank.

Section 3.05. No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by IBI or any IBI Subsidiary with any of the terms or provisions hereof (if the required regulatory and shareholder approvals are obtained) will (i) violate any provision of the charters, articles, certificates or bylaws of IBI or any IBI Subsidiary; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to IBI or Integrity Bank or any of their Properties (as defined in Section 11.10) or assets; or (iii) except as set forth in Confidential Schedule 3.05, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or the lapse of time, or both, would constitute a default) under, result in the termination or cancellation under, accelerate the performance required by or rights or obligations under, result in the creation of any lien upon any of the respective Properties or assets of IBI or any IBI Subsidiary under, or require the prior consent of a third party pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture or deed of trust, or any material license, lease, agreement, contract or other instrument or obligation to which IBI or any IBI Subsidiary is a party, or by which IBI or any IBI Subsidiary or any of their respective Properties, assets or business activities may be bound or subject.

Section 3.06. Compliance with Laws, Permits and Instruments. IBI and each IBI Subsidiary, and their respective employees and agents, hold all material licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses as now being conducted. IBI and each IBI Subsidiary are in compliance with all applicable laws, statutes, orders, rules, regulations and policies of any Government Authority (as defined in Section 11.10), except where the failure, whether individually or in the aggregate, to be so in compliance is not reasonably expected to cause a Material Adverse Change to IBI or any IBI Subsidiary.

Section 3.07. Financial Statements; Call Reports.

A. IBI has made available to IBG true and complete copies of (i) the audited consolidated financial statement of IBI as of and for the years ended December 31, 2016 and 2015, and (ii) an unaudited consolidated balance sheet and income statement of IBI as of and for the nine months ending September 30, 2017, (the “Financial Statements”). The Financial Statements (including the related notes) complied as to form, as of their respective dates, in all material respects with applicable accounting requirements, have been prepared in all material respects according to generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods and at the dates involved (except as may be indicated in the notes thereto), fairly present in all material respects the consolidated financial condition of IBI and the IBI Subsidiaries at the dates thereof and the consolidated results of operations and cash flows for the years ended December 31, 2016 and 2015, and the accounting records underlying the Financial Statements accurately and fairly reflect in all material respects the transactions of IBI. The Financial Statements do not contain any items of extraordinary or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein.

B. IBI has made available to IBG true and complete copies of the Reports of Condition and Income as of December 31, 2016, December 31, 2015, December 31, 2014 and September 30, 2017 (the “Call Reports”) for Integrity Bank. The Call Reports fairly present, in all material respects, the financial position of Integrity Bank and the results of its operations at the date and for the period indicated in that Call Report in conformity with the then-applicable instructions to the Reports of Condition and Income as promulgated by the Federal Financial Institutions Examination Council (the “Call Report Instructions”). The Call Reports do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as disclosed on IBI’s consolidating income statement which has previously been made available to IBG.

C. Integrity Bank has calculated its allowance for loan losses in accordance with regulatory accounting principles (“RAP”) as applied to banking institutions and in accordance with all applicable rules and regulations. To IBI’s Best Knowledge, the allowance for loan losses account for Integrity Bank is and, as of the Closing Date will be, adequate in all material respects to provide for all losses, net of recoveries on loans previously charged off, on all outstanding loans of Integrity Bank.

Section 3.08. Litigation. Neither IBI nor any IBI Subsidiary is a party to any, and there are no pending or, to the Best Knowledge of IBI, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against IBI or any IBI Subsidiary which are reasonably likely, individually or in the aggregate, to result in a Material Adverse Change, nor, to the Best Knowledge of IBI, is there any reasonable basis for any proceeding, claim or action against IBI or any IBI Subsidiary that is reasonably likely, individually or in the aggregate, to result in a Material Adverse Change. There is no injunction, order, judgment or decree imposed upon IBI or any IBI Subsidiary or the assets or Property of IBI or any IBI Subsidiary that has resulted in, or is reasonably likely to result in, a Material Adverse Change.

Section 3.09. Governmental Consents and Approvals. The Board of Directors of IBI has (i) resolved to call a special meeting of the IBI Shareholders for the purpose of approving this Agreement and the Merger, and

(ii) adopted a resolution recommending to the IBI Shareholders that they approve this Agreement and the Merger. Except as set forth in Confidential Schedule 3.09, no approval, consent, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required on the part of IBI or any IBI Subsidiary in connection with the execution, delivery or performance of this Agreement or the agreements contemplated hereby, or the consummation by IBI or any IBI Subsidiary of the transactions contemplated hereby or thereby. To its Best Knowledge, IBI is not aware of any fact or circumstance regarding IBI or any of the IBI Subsidiaries that would reasonably be likely to materially impede or delay IBG’s ability to obtain all requisite regulatory approvals to consummate the Merger in a timely manner.

Section 3.10. Undisclosed Liabilities. Neither IBI nor any IBI Subsidiary has any material liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including unfunded obligations under any Employee Plan or liabilities for federal, state or local taxes or assessments) that are not reflected in or disclosed in the Financial Statements or the Call Reports, except (A) those liabilities, obligations and expenses incurred in the ordinary course of business and materially consistent with past business practices since June 30, 2016, (B) liabilities, obligations and expenses incurred as a result of or arising from this Agreement or any other agreement or document contemplated hereby, or any of the transactions contemplated hereby or thereby, or (C) liabilities, obligations and expenses as disclosed on Confidential Schedule 3.10 or the other Confidential Schedules to this Agreement.

Section 3.11. Title to Tangible Assets. IBI and each IBI Subsidiary have good and indefeasible title to, or valid leasehold interest in, all of their respective tangible assets and Properties including all material personal properties reflected in the Financial Statements and the Call Reports or acquired thereafter, subject to no liens, mortgages, security interests, encumbrances or charges of any kind except (A) as described in Confidential Schedule 3.11, (B) as reflected in the Financial Statements or the Call Reports, (C) statutory liens not yet delinquent, (D) consensual landlord liens, (E) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purpose for which they are held, (F) pledges of assets in the ordinary course of business to secure public funds deposits, and (G) those assets and Properties disposed of for fair value in the ordinary course of business since June 30, 2016.

Section 3.12. Absence of Certain Changes or Events. Except as disclosed on Confidential Schedule 3.12, since June 30, 2017, each of IBI and each IBI Subsidiary has conducted its business only in the ordinary course and has not, other than in the ordinary course of business and materially consistent with past practices:

A. Incurred any obligation or liability, whether absolute, accrued, contingent or otherwise, whether due or to become due, except deposits taken, federal funds purchased, and current liabilities for trade or business obligations), none of which, individually or in the aggregate, result in a Material Adverse Change;

B. Discharged or satisfied any lien or paid any obligation or liability, whether absolute or contingent, due or to become due in an amount greater than $100,000 in the aggregate;

C. Declared or made any payment of dividends or other distribution to its shareholders, or purchased, retired or redeemed, or obligated itself to purchase, retire or redeem, any of its shares of capital or other securities;

D. Issued, reserved for issuance, granted, sold or authorized the issuance of any shares of its capital or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereof;

E. Acquired any capital or other equity securities or acquired any ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such person);

F. Mortgaged, pledged or subjected to lien, charge, security interest or any other encumbrance or restriction any of its Property, business or assets, tangible or intangible except (i) statutory liens not yet delinquent, (ii) consensual landlord liens, (iii) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purpose for which they are held, (iv) pledges of assets to secure public funds deposits, and (v) those assets and Properties disposed of for fair value since September 30, 2017;

G. Sold, transferred, leased to others or otherwise disposed of any of its assets of material value (except for assets disposed of for fair value in the ordinary course of business) or canceled or compromised any debt or claim, or waived or released any right or claim of material value;

H. Terminated, canceled or surrendered, or received any notice of or threat of termination or cancellation of, any contract, lease or other agreement, or suffered any damage, destruction or loss, which, individually or in the aggregate, would constitute a Material Adverse Change;

I. Disposed of, permitted to lapse, transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any United States or foreign license or Proprietary Right (as defined in Section 3.17) or modified any existing material rights with respect thereto;

J. Except for routine salary increases made in the ordinary course of business and materially consistent with past practices or as contemplated by this Agreement, made any material change in the rate of compensation, commission, bonus, vesting or other direct or indirect remuneration payable, paid or agreed or orally promised to pay, conditionally or otherwise, any bonus, extra compensation, pension, severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers, employees or agents, or entered into any employment or consulting contract or other agreement with any director, officer or employee or adopted, amended or terminated (except as expressly provided herein) any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by IBI or any IBI Subsidiary for the benefit of their respective directors, employees or former employees;

K. Made any capital expenditures or capital additions or betterments in excess of an aggregate of $100,000;

L. Instituted, had instituted against it, settled or agreed to settle, any litigation, action or proceeding before any Governmental Authority other than routine collection suits instituted by Governmental Authorities to collect amounts owed or suits in which the amount in controversy is less than $100,000;

M. Suffered any change, event or condition that, individually or in the aggregate, has caused or would reasonably be anticipated to result in a Material Adverse Change to IBI or any IBI Subsidiary;

N. Except for the transactions contemplated by this Agreement or as otherwise permitted hereunder, entered into any transaction, or entered into, modified or amended any contract or commitment involving a financial commitment over the term of the contract or commitment in excess of $50,000, other than commitments to extend credit made in the ordinary course of business and materially consistent with past practices;

O. Entered into or given any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any third person, firm or corporation other than in the ordinary course of business and materially consistent with past practices;

P. Sold, or knowingly disposed of, or otherwise divested of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

Q. Made any, or acquiesced with any, change in any accounting methods, principles or material practices, except as required by GAAP or RAP;

R. Sold (but payment at maturity or prepayment is not deemed a sale) Investment Securities (as defined in Section 11.10) or purchased Investment Securities, other than U.S. Treasury securities with a maturity of two years or less;

S. Made, renewed, extended the maturity of, or altered any of the material terms of any loan to any single borrower and his related interests in excess of the principal amount of $2,000,000;

T. Amended or made any change in its certificate of formation, articles of association, or bylaws, or

U. Entered into any agreement or made any commitment whether in writing or otherwise to take any of the types of action described in subsections A through T above.

Section 3.13. Leases, Contracts and Agreements. Confidential Schedule 3.13 sets forth a list and general description of all contracts, leases, subleases, licenses, and agreements to which IBI or any IBI Subsidiary is a party or by which IBI or any IBI Subsidiary is bound (A) that obligate or would reasonably be expected to obligate IBI or any IBI Subsidiary for an amount in excess of $100,000 over the entire term of any such agreement or (B) that are related or of a similar nature and that in the aggregate obligate or would reasonably be expected to obligate IBI or any IBI Subsidiary for an amount in excess of $100,000 over the entire term of such related contracts, in the case of each of foregoing (A) and (B) that are not terminable by IBI or such IBI Subsidiary, as the case may be, on 30 days or less notice and that do not require the payment by IBI or any IBI Subsidiary of any termination fee, liquidated damages, forfeited pre-paid expense, or similar cost related to such termination (collectively, the “Contracts”). IBI has delivered or made available to IBG true and correct copies of all Contracts. For the purposes of this Agreement, the Contracts shall not include loans made by, repurchase agreements made by, spot foreign exchange transactions of, bankers acceptances of or deposits by, Integrity Bank, but do include unfunded loan commitments and letters of credit issued by Integrity Bank where the borrowers’ total direct and indirect indebtedness to Integrity Bank is in excess of $2,000,000. No participations or loans have been sold that have buy back, recourse or guaranty provisions that create contingent or direct liabilities of Integrity Bank. Neither IBI nor any IBI Subsidiary has received any written notice of material default under or material noncompliance with any Contract. For each lease in which IBI or any IBI Subsidiary is named as lessee, such party is the owner and holder of all the leasehold estates or other rights and interest purported to be granted by such instruments, in each case free and clear of any lessee-granted security interests, claims, liens (including tax liens), forfeitures, mortgages, pledges, penalties, encumbrances, assignments or charges whatsoever except as established by the lease or applicable law. IBI and each IBI Subsidiary enjoy peaceful and undisturbed possession under all leases under which they are currently operating.

Section 3.14. Taxes and Tax Returns.

A. IBI and each IBI Subsidiary have duly and timely filed or caused to be filed all material U.S. federal, state, foreign and local tax returns and reports required to be filed by them on or before the date of this Agreement (all such returns and reports being accurate and complete in all material respects) and have duly paid or caused to be paid on their behalf all material taxes that are due and payable by them on or before the date of this Agreement, other than taxes that are being contested in good faith and are adequately reserved against or provided for (in accordance with GAAP) on their respective financial statements. As of the date hereof, neither IBI nor any IBI Subsidiary has any material liability for taxes in excess of the amount reserved or provided for on their respective financial statements as of the date thereof.

B. There are no disputes pending with respect to, or claims or assessments asserted in writing for, any material amount of taxes upon IBI or any IBI Subsidiary, nor has IBI or any IBI Subsidiary given or been requested in writing to give any currently effective waivers extending the statutory period of limitation applicable to any material tax return for any period.

C. Proper and accurate amounts, if required by law, have been withheld by IBI and each IBI Subsidiary from their respective employees, independent contractors, creditors, shareholders or other third parties for all periods in material compliance with the tax withholding provisions of applicable law.

D. The U.S. federal income tax returns of IBI and each IBI Subsidiary with respect to all taxable periods beginning on or after December 31, 2013 have not been audited or examined and no such audit is currently pending or, to the Best Knowledge of IBI, threatened.

E. Neither IBI nor any IBI Subsidiary has entered into, or has any obligation under, any tax sharing agreement, tax allocation agreement, tax indemnity agreement, or similar contract or arrangement to indemnify any other person with respect to taxes, other than agreements (such as leases) that have been entered into in the ordinary course of business and concern matters other than taxes, that will require any payment by IBI or any IBI Subsidiary after the date of this Agreement.

F. The terms “tax” and “taxes” mean all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon. Additionally, the terms “tax return” and “tax returns” means any return, declaration, report, claim for refund or information return or statement relating to taxes, including any schedule or attachment thereto and including any amendment thereof filed or required to be filed with a Governmental Authority.

G. IBI has delivered or made available to IBG correct and complete copies of all material U.S. federal income tax returns filed by IBI with the Internal Revenue Service (“IRS”), examination reports, and statements of deficiencies assessed against or agreed to by IBI or any IBI Subsidiary, if any, in each case with respect to any taxable period beginning on or after December 31, 2014.

Section 3.15. Insurance. Confidential Schedule 3.15 contains a complete list of all policies of insurance, including fidelity and bond insurance, maintained as of the date of this Agreement by IBI or any IBI Subsidiary. All such policies (A) are sufficient for compliance by IBI and each IBI Subsidiary, in all material respects, with all requirements of applicable law and all agreements to which IBI and each IBI Subsidiary are parties, (B) are valid, outstanding and enforceable, except as enforceability may be limited by bankruptcy, conservatorship, insolvency, moratorium, reorganization, receivership, or similar laws and judicial decisions affecting the rights of creditors generally and by general principles of equity (whether applied in a proceeding at law or equity), and (C) are presently in full force and effect, and, except as set forth in Confidential Schedule 3.15, no written notice has been received of the cancellation, or threatened or proposed cancellation, of any such policy and there are no unpaid premiums due thereon. Neither IBI nor any IBI Subsidiary is in default with respect to the material provisions of any such policy or has failed to give any notice or present any known claim thereunder in a due and timely fashion. Each material Property of IBI and each IBI Subsidiary is insured for the benefit of IBI and such IBI Subsidiary in amounts deemed adequate by IBI’s and each IBI Subsidiary’s respective management against risks customarily insured against. Except as set forth in Confidential Schedule 3.15, there have been no claims under any fidelity bonds of IBI or any IBI Subsidiary since June 30, 2014 and to the Best Knowledge of IBI, there are no facts that would reasonably be expected to form the basis of a claim under such bonds.

Section 3.16. No Material Adverse Change. Except as disclosed in the representations and warranties made in this ARTICLE III and the Confidential Schedules hereto, there has not been any Material Adverse Change with respect to IBI or any IBI Subsidiary since June 30, 2017, nor to the Best Knowledge of IBI, has any event occurred that has resulted in, or has a reasonable probability of resulting in the future in, a Material Adverse Change with respect to IBI or any IBI Subsidiary.

Section 3.17. Proprietary Rights. Neither IBI nor any IBI Subsidiary requires the use of any material patent, patent application, patent right, invention, process, trademark (whether registered or unregistered), trademark application, trademark right, trade name, service name, service mark, copyright or any trade secret (collectively, “Proprietary Rights”) for the business or operations of IBI and any IBI Subsidiary that are not owned, held or licensed by IBI or such IBI Subsidiary. Neither IBI nor any IBI Subsidiary has received within the past three years any written notice of infringement of or conflict with the rights of others with respect to the use by IBI or such IBI Subsidiary of Proprietary Rights, and there is no claim or action by any such person pending or, to the Best Knowledge of IBI, threatened, with respect thereto.

Section 3.18. Transactions with Certain Persons and Entities. Except as disclosed on Confidential Schedule 3.18 and excluding deposit liabilities, there are no outstanding amounts payable to or receivable from, or advances by IBI or any IBI Subsidiary to, and neither IBI nor any IBI Subsidiary is otherwise a creditor to any director or officer of IBI or any IBI Subsidiary nor is IBI or any IBI Subsidiary a debtor to any such person other than as part of the normal and customary terms of such person’s employment or service as a director with IBI or any IBI Subsidiary. Except as disclosed on Confidential Schedule 3.18 neither IBI nor any IBI Subsidiary uses any asset owned by any shareholder or any present or former director or officer of IBI or any IBI Subsidiary, or any Affiliate thereof, in the operations (other than personal belongings of such officers and directors located in Integrity Bank’s premises, the removal of which would not result in a Material Adverse Change), nor do any of such persons own or have the right to use real property that is adjacent to property on which Integrity Bank’s facilities are located. Except as disclosed on Confidential Schedule 3.18, neither IBI nor any IBI Subsidiary is a party to any transaction or agreement with any director or officer (or their respective Affiliates) of IBI or any IBI Subsidiary.

Section 3.19. Evidences of Indebtedness. All evidences of indebtedness that are reflected as assets of IBI or any IBI Subsidiary are legal, valid and binding obligations of the respective obligors thereof, enforceable in accordance with their respective terms (except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and the availability of injunctive relief, specific performance and other equitable remedies), and are not subject to any asserted or, to the Best Knowledge of IBI, threatened, defenses, offsets or counterclaims that may reasonably be asserted against IBI, any IBI Subsidiary or the present holder thereof. The credit and collateral files of Integrity Bank contain all material information (excluding general, local or national industry, economic or similar conditions) actually known to IBI or Integrity Bank that is required to evaluate, in accordance with generally prevailing practices in the banking industry, the collectability of the loan portfolio of Integrity Bank (including loans that will be outstanding if Integrity Bank advances funds it is obligated to advance), except for items identified on Integrity Bank’s internal exception list which has been made available to IBG. All loans classified substandard, doubtful, loss, nonperforming or problem loans internally by management of Integrity Bank or any applicable Regulatory Agency (as defined in Section 11.10) are set forth on Integrity Bank’s watch list as of October 31, 2017, which is set forth in Confidential Schedule 3.19. Neither IBI nor Integrity Bank is aware of, nor has IBI or Integrity Bank received notice of, any past or present conditions, events, activities, practices or incidents that may result in a violation of any Environmental Law (as defined in Section 11.10.) with respect to any real property securing any indebtedness reflected as an asset of Integrity Bank. With respect to any loan or other evidence of indebtedness all or a portion of which has been sold to or guaranteed by any governmental authority, including the Small Business Administration, each of such loans was made in compliance and conformity with all relevant laws, rules, regulations and procedures such that such governmental authority’s guaranty of such loan is effective during the term of such loan in all material respects. Notwithstanding anything to the contrary contained in this Section, no representation or warranty is being made as to the sufficiency of collateral securing, or the collectability of, the loans of Integrity Bank.

Section 3.20. Employee Relationships. IBI and each IBI Subsidiary has complied in all material respects with all applicable laws relating to its relationships with their respective employees, and IBI and each IBI Subsidiary reasonably believes that the relationship between IBI or any IBI Subsidiary and its respective employees is good. To the Best Knowledge of IBI, no key executive officer or manager of any of the operations of IBI or any IBI Subsidiary or any group of employees of IBI or any IBI Subsidiary has or have any present plans to terminate their employment. Confidential Schedule 3.20 contains a list of all employees of IBI and each

IBI Subsidiary and their annual compensation and a list of all employment agreements, employment letters, change in control agreements, salary continuation and/or deferred compensation agreements or plans, director long term care arrangements, severance plans and all other similar contracts, arrangements, plans, or understandings with any employee of IBI or any IBI Subsidiary (the “Employment Contracts”) and the amounts owed by IBI and/or any IBI Subsidiary under the Employment Contracts in connection with the consummation of the transactions contemplated by this Agreement. Except as disclosed on Confidential Schedule 3.20 neither IBI nor any IBI Subsidiary is a party to any oral or written contracts or agreements granting benefits or rights to employees or any collective bargaining agreement or to any conciliation agreement with the Department of Labor, the Equal Employment Opportunity Commission or any federal, state or local agency that requires equal employment opportunities or affirmative action in employment. There are no unfair labor practice complaints pending against IBI or any IBI Subsidiary before the National Labor Relations Board and no similar claims pending before any similar state or local or foreign agency. There is no activity or proceeding of any labor organization (or representative thereof) or employee group to organize any employees of IBI or any IBI Subsidiary, nor of any strikes, slowdowns, work stoppages, lockouts or threats thereof, by or with respect to any such employees. IBI and each IBI Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and neither IBI nor any IBI Subsidiary is engaged in any unfair labor practice.

Section 3.21. Condition of Assets. All tangible assets used by IBI or any IBI Subsidiary are in good operating condition, ordinary wear and tear excepted, and conform, in all material respects, with all applicable ordinances, regulations, zoning and other laws, whether federal, state or local. Neither IBI’s nor any IBI Subsidiary’s premises or equipment is in need of maintenance or repairs other than ordinary routine maintenance or repairs that are not material in nature or cost.

Section 3.22. Environmental Compliance. Except as set forth in Confidential Schedule 3.22:

A. Each of IBI, the IBI Subsidiaries and all of their Properties and operations are in material compliance with all applicable Environmental Laws (as defined in Section 11.10). Neither IBI nor any IBI Subsidiary has received any written notice of any past, present, or future conditions, events, activities, practices or incidents that would reasonably be expected to materially interfere with or prevent the compliance of IBI or any IBI Subsidiary with all applicable Environmental Laws.

B. IBI and each IBI Subsidiary have obtained all material permits, licenses and authorizations that are required under all applicable Environmental Laws.

C. No Hazardous Materials (as defined in Section 11.10) exist on, about or within any of the Properties, nor, to the Best Knowledge of IBI, have any Hazardous Materials previously existed on, about or within or been used, generated, stored, transported, disposed of, on or released from any of the Properties, except as would not be expected to have or cause a Material Adverse Change. The use that IBI or any IBI Subsidiary makes of the Properties will not result in the use, generation, storage, transportation, accumulation, disposal or release of any Hazardous Material on, in or from any of the Properties, except as would not be expected to have or cause a Material Adverse Change.

D. There is no action, suit, proceeding, investigation, or inquiry before any Governmental Authority pending or, to the Best Knowledge of IBI, threatened, against IBI or any IBI Subsidiary relating in any way to any Environmental Law. Neither IBI nor any IBI Subsidiary has any liability for remedial action under any Environmental Law. Neither IBI nor any IBI Subsidiary has received any written request for information by any Governmental Authority with respect to the condition, use or operation of any of the Properties nor has IBI or any IBI Subsidiary received any written notice from any Governmental Authority or other person with respect to any violation of or claimed or potential liability of any kind under any Environmental Law (including any letter, notice or inquiry from any person or Governmental Authority informing IBI or any IBI Subsidiary that it is or may be liable in any way under any Environmental Laws or requesting information to enable such a determination to be made).

Section 3.23. Regulatory Compliance.

A. Except as set forth on Confidential Schedule 3.23, neither IBI nor any IBI Subsidiary is now nor has been, since January 1, 2015, (i) subject to any cease-and-desist or other order or enforcement action issued by, (ii) a party to any written agreement, consent agreement or memorandum of understanding with, (iii) a party to any commitment letter or similar undertaking to, (iv) subject to any order or directive by, (v) ordered to pay any civil penalty by, (vi) a recipient of a supervisory letter from, or (vii) subject to any board resolutions adopted at the request or suggestion of, any Regulatory Agency or other Governmental Authority that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each of the items set forth in the preceding clauses (i) through (vii), a “Regulatory Agreement”). There are no pending or, to the Best Knowledge of IBI, threatened investigations by any Regulatory Agency that would reasonably result in a Regulatory Agreement with respect to IBI or any IBI Subsidiary.

B. Since January 1, 2015, all reports, records, registrations, statements, notices and other documents or information required to be filed by IBI or any IBI Subsidiary with any Regulatory Agency have been duly and timely filed and, to the Best Knowledge of IBI, all information and data contained in such reports, records or other documents are true, accurate, correct and complete in all material respects. Integrity Bank is “well capitalized” (as that term is defined in 12 C.F.R. § 325.103(b)), “well managed” (as that term is defined is 12 C.F.R. § 225.2(s)), and received at least a satisfactory CRA rating at its most recent compliance examination.

Section 3.24. Absence of Certain Business Practices. Neither IBI nor any IBI Subsidiary nor, to the Best Knowledge of IBI, any of their respective officers, employees or agents, nor, to the Best Knowledge of IBI, any other person acting on their behalf, has, directly or indirectly, since June 30, 2014, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other person who is or may be in a position to help or hinder the business of IBI or any IBI Subsidiary (or assist IBI or any IBI Subsidiary in connection with any actual or proposed transaction) that (A) may reasonably be expected to subject IBI or any IBI Subsidiary to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (B) if not given in the past, may reasonably have resulted in a Material Adverse Change or (C) if not continued in the future may reasonably be expected to result in a Material Adverse Change.

Section 3.25. Books and Records. The minute books, share certificate books and share transfer ledgers of IBI and each IBI Subsidiary (a) have been kept accurately in the ordinary course of business, (b) are complete and correct in all material respects, (c) the transactions entered therein represent bona fide transactions, and (d) do not fail to reflect any material transactions involving the business of IBI or any IBI Subsidiary that properly should have been set forth therein and that have not been accurately so set forth.

Section 3.26. Forms of Instruments, Etc. IBI has made and will make available to IBG copies of all of IBI’s and any IBI Subsidiary’s standard forms of notes, mortgages, deeds of trust and other routine documents of a like nature used on a regular and recurring basis in the ordinary course of their respective business.

Section 3.27. Fiduciary Responsibilities. Each of IBI and each IBI Subsidiary has performed in all material respects all of its duties as a trustee, custodian, guardian or as an escrow agent in a manner that complies in all material respects with all applicable laws, regulations, orders, agreements, instruments and common law standards, where the failure to so perform would result in a Material Adverse Change.

Section 3.28. Guaranties. Except in the ordinary course of business, according to past business practices and in material compliance with applicable law, IBI or the IBI Subsidiaries have not guaranteed the obligations or liabilities of any other person, firm or corporation.

Section 3.29. Employee Benefit Plans.

A. Set forth on Confidential Schedule 3.29 is a complete and correct list of all “employee benefit plans” (as defined in ERISA), all specified fringe benefit plans as defined in Code § 6039D, and all other bonus, incentive, compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan, or any other similar plan, agreement, policy or understanding (whether written or oral, qualified or nonqualified), and any trust, escrow or other agreement related thereto, which (a) is currently maintained or contributed to by IBI or any IBI Subsidiary, or with respect to which IBI or any IBI Subsidiary has any liability, and (b) provides benefits to any officer, employee, service provider, former officer or former employee of IBI or any IBI Subsidiary, or the dependents of any thereof, regardless of whether funded or unfunded (herein collectively the “Employee Plans” and each individually an “Employee Plan”).

B. No Employee Plan is a defined benefit plan within the meaning of ERISA. IBI has delivered or made available to IBG true, accurate and complete copies of the documents comprising each Employee Plan and any related trust agreements, annuity contracts, insurance policies or any other funding instruments (“Funding Arrangements”), any contracts with independent contractors (including actuaries and investment managers) that relate to any Employee Plan, the Form 5500 filed with the IRS in each of the three (3) most recent plan years with respect to each Employee Plan, and related schedules and opinions, and such other documents, records or other materials related thereto, as reasonably requested by IBG. There have been no prohibited transactions (described under ERISA §406 or Code §4975(c)), breaches of fiduciary duty or any other breaches or violations of any law applicable to the Employee Plans and related Funding Arrangements that would reasonably be expected to subject IBG, Independent Bank, IBI or any IBI Subsidiary to any material taxes, penalties or other liabilities. Each Employee Plan that is represented to be qualified under Code §401(a) has a current favorable determination or opinion letter. All reports, descriptions and filings required by the Code, ERISA or any government agency with respect to each Employee Plan have been timely and completely filed or distributed. Each Employee Plan has been operated in material compliance with applicable law or in accordance with its terms. There are no pending claims, lawsuits or actions relating to any Employee Plan (other than ordinary course claims for benefits) and, to the Best Knowledge of IBI, none are threatened. No written or, to the Best Knowledge of IBI, oral representations have been made by IBI or any IBI Subsidiary to any employee or former employee of IBI or any IBI Subsidiary promising or guaranteeing any employer payment or funding for the continuation of medical, dental, life or disability coverage for such person, their dependent, or any beneficiary for any period of time beyond the end of the current plan year or beyond termination of employment (except to the extent of coverage required under Code §4980B or applicable state law). Compliance with FAS 106 will not create any material change to the Financial Statements or the Call Reports. There are no material surrender charges, penalties, or other costs or fees that would reasonably be expected to be imposed by any person against IBI, any IBI Subsidiary, an Employee Plan, or any other person, including an Employee Plan participant or beneficiary, as a result of the consummation of the transactions contemplated by this Agreement with respect to any insurance, annuity or investment contracts or other similar investment held by any Employee Plan.

C. With respect to each “employee benefit plan” (as defined in ERISA) maintained or contributed to or required to be contributed to, currently or in the past six (6) years, by any trade or business with which IBI or any IBI Subsidiary is required by any of the rules contained in the Code or ERISA to be treated as a single employer (“Controlled Group Plans”):

1. All Controlled Group Plans which are “group health plans” (as defined in the Code and ERISA) have been operated before the Closing such that failures to operate such group health plans in compliance, in all material respects, with Part 6 of Subtitle B of Title 1 of ERISA and Code § § 4980B and 4980D would not reasonably be expected to subject IBI or any IBI Subsidiary to material liability;

2. There is no Controlled Group Plan that is a defined benefit plan (as defined in ERISA), nor has there been a Controlled Group Plan that is a defined benefit plan in the last five (5) calendar years; and

3. There is no Controlled Group Plan that is a “multiple employer plan” or “multi-employer plan” (as either such term is defined in ERISA), nor has there been a Controlled Group Plan that is either a multiple employer plan or multi-employer plan since 2007.

D. All Employee Plan documents, annual reports or returns, audited or audited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Employee Plans are correct, complete, and current in all material respects, have been timely filed, and there have been no material changes in the information set forth therein.

E. All contributions (including all employer contributions, employee salary reduction contributions and all premiums or other payments (other than claims)) that are due have been made with respect to each Employee Plan.

Section 3.30. No Excess Parachute Payments. Except as disclosed on Confidential Schedule 3.30, no amount, whether in cash or property or vesting of property, that will be received by or benefit provided to, any officer, director or employee of IBI, any IBI Subsidiary or any of their respective Affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation §1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or benefit plan currently in effect will be an “excess parachute payment” (as such term is defined in Code §280G(b)(1)) solely as a result of the transactions contemplated by this Agreement; and no such person is entitled to receive any additional payment from IBI, any IBI Subsidiary, or IBG if the excise tax of Code §4999(a) is imposed on such person.

Section 3.31. Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. Except as disclosed on Confidential Schedule 3.31, Integrity Bank is in material compliance with the Bank Secrecy Act (12 U.S.C. §§ 1730(d) and 1829(b)), the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act, and all regulations promulgated thereunder. Integrity Bank has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts; furthermore, Integrity Bank has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the United States Treasury Department, including the IRS. Integrity Bank has timely filed all Suspicious Activity Reports with the Financial Institutions—Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it pursuant to the laws and regulations referenced in this Section  3.31.

Section 3.32. Data Processing Agreements. Integrity Bank obtains its data processing services, ATM, and other information technology services exclusively through the contracts or agreements with the persons or entities described on Confidential Schedule 3.32 (“DP Contracts”). A true and correct executed copy of each DP Contract, as in effect as of the date hereof, has been provided to IBG. Other than the DP Contracts, neither IBI nor Integrity Bank has any agreement with any other person or entity for data processing, ATM or other technology services.

Section 3.33. Dissenting Shareholders. To the Best Knowledge of IBI, there is no plan or intention on the part of any shareholders of IBI to exercise their appraisal rights in the manner provided by applicable law.

Section 3.34. Fair Housing Act, Home Mortgage Disclosure Act and Equal Credit Opportunity Act and Flood Disaster Protection Act. Integrity Bank is in compliance in all material respects with the Fair Housing Act (42 U.S.C. §3601 et seq.), the Home Mortgage Disclosure Act (12 U.S.C. §2801 et seq.), the Equal Credit Opportunity Act (15 U.S.C. §1691 et seq.), and the Flood Disaster Protection Act (42 USC §4002, et seq.), and all regulations promulgated thereunder. Since June 30, 2011, IBI has not received any written notices of any violation of such acts or any of the regulations promulgated thereunder, and it has not received any written notice of any, and to the Best Knowledge of Integrity Bank there is no, threatened administrative inquiry, proceeding or investigation with respect to its compliance with such laws.

Section 3.35. Usury Laws and Other Consumer Compliance Laws. All loans of Integrity Bank have been made in compliance in all material respects with all applicable statutes and regulatory requirements at the time of such loan or any renewal thereof, including the Texas usury statutes as currently interpreted, Regulation Z

(12 C.F.R. §226 et seq.) issued by the Board of Governors of the Federal Reserve System (“FRB”), the Federal Consumer Credit Protection Act (15 U.S.C. §1601 et seq.), the Texas Consumer Credit Code (Tex. Rev. Civ. Stat. Ann. Art. 5062-2.01, et seq.) and all statutes governing the operation of banks operating in the State of Texas. Each such loan was made by Integrity Bank in the ordinary course of its lending business.

Section 3.36. Zoning and Related Laws. Except as disclosed on Confidential Schedule 3.36, all real property owned or operated by Integrity Bank and the use thereof is in compliance with all applicable laws, ordinances, regulations, orders or requirements, including building, zoning and other laws, except where the failure, whether individually or in the aggregate, to be so in compliance would not reasonably be expected to cause a Material Adverse Change.

Section 3.37. Business Combination. This Agreement and the transactions contemplated hereby are exempt from the requirements of Subchapter M of Chapter 21 of the TBOC and any other applicable state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares.

Section 3.38. Fairness Opinion. Before the execution of this Agreement, IBI has received an oral opinion from Sandler O’Neill & Partners, L.P., which will be followed by a written opinion, to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date thereof, the Aggregate Merger Consideration to be received by the IBI Shareholders pursuant to this Agreement is fair to such shareholders from a financial point of view. As of the date of this Agreement, such opinion has not been amended or rescinded.

Section 3.39. Deposits. No deposit of Integrity Bank (a) is a “brokered” deposit (as such term in defined in 12 C.F.R. § 337.6(a)(2)); (b) was acquired through a deposit listing service; or (c) is subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business).

Section 3.40. Derivative Contracts. Neither IBI nor any IBI Subsidiary is a party to nor has it agreed to enter into an exchange traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement not included in the Financial Statements which is a financial derivative contract (including various combinations thereof).

Section 3.41. Internal Controls. IBI and each IBI Subsidiary maintains an adequate system of internal accounting controls that provide assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of IBI and to maintain accountability for IBI’s consolidated assets; (c) access to IBI’s assets is permitted only in accordance with management’s authorization; (d) the reporting of IBI’s assets is compared with existing assets at regular intervals; and (e) extensions of credit and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Neither IBI’s nor any IBI Subsidiary’s systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of IBI, the IBI Subsidiaries or their accountants and consultants, except as would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the preceding sentence.

Section 3.42. Indemnification. Except as set forth on Confidential Schedule 3.42, to the knowledge of IBI, no action or failure to take action by any present or former director, officer, employee or agent of IBI or any IBI Subsidiary has occurred which would give rise to a material claim by any such individual for indemnification from IBI or any IBI Subsidiary.

Section 3.43. Representations Not Misleading. No representation or warranty by IBI contained in this Agreement contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit on the Closing Date to state a material fact necessary to make the statements contained herein, in light of the circumstances under which they were made, not misleading. To the Best Knowledge of IBI, all written statements, exhibits, schedules, and other documents furnished to IBG by IBI or any IBI Subsidiary as part of the due diligence for this Agreement are accurate in all material respects.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF IBG

IBG hereby makes the following representations and warranties to IBI, as qualified, if necessary, by the Confidential Schedules referenced herein. The disclosure of a matter on any Confidential Schedule shall constitute disclosure for purposes of all Confidential Schedules required by this Agreement.

Section 4.01. Organization.

A. IBG is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. IBG is a corporation duly organized, validly existing and in good standing under all laws, rules and regulations of the State of Texas. IBG and Independent Bank each has all requisite corporate power and authority to own each respective IBG Subsidiary as now owned, and to enter into and carry out its obligations under this Agreement and the other agreements contemplated hereby to which IBG is a party. True and complete copies of the Certificate of Formation and Bylaws of IBG, as amended to date, have been delivered to IBI.

B. IBG is the sole record and beneficial owner of all of the issued and outstanding shares of capital stock of Independent Bank, free and clear of all liens, security interests, and encumbrances of every kind or character, and no other person or entity has any equity or other ownership interest in Independent Bank. Other than Independent Bank and except as set forth in Confidential Schedule 4.01(B), IBG does not, directly or indirectly, own or control any Affiliate (as defined in Section 11.10) or Subsidiary (as defined in Section 11.10) (collectively with Independent Bank, the “IBG Subsidiaries”, and each an “IBG Subsidiary”). IBG has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, and the business carried on by IBG has not been conducted through any other direct or indirect Subsidiary or Affiliate of IBG other than the IBG Subsidiaries listed on Confidential Schedule 4.01(B). IBG and Independent Bank each has all requisite regulatory approvals and governmental permits and licenses necessary to own their respective IBG Subsidiary.

Section 4.02. Execution and Delivery. IBG has full corporate power and authority to execute and deliver this Agreement and the other agreements to which IBG is a party that are contemplated by this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other agreements to which IBG is a party that are contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the IBG Board. Other than approval by the requisite vote of the shareholders of IBG, no other corporate proceedings or approvals are necessary on the part of IBG to approve this Agreement or the other agreements to which IBG is a party that are contemplated by this Agreement and to consummate the transactions contemplated hereby and thereby. This Agreement and the other agreements and documents contemplated hereby to which IBG is a party have been or at Closing will be duly executed by IBG and each such agreement or document constitutes or at Closing will constitute a legal, valid and binding obligation of IBG, enforceable against IBG in accordance with its respective terms and conditions, except as enforceability may be limited by bankruptcy, conservatorship, insolvency, moratorium, reorganization, receivership or similar laws and judicial decisions affecting the rights of creditors generally and by general principles of equity (whether applied in a proceeding at law or in equity).

Section 4.03. IBG Capitalization. The authorized capital stock of IBG consists of 100,000,000 shares of common stock, $0.01 par value per share, of which 27,807,190 shares are outstanding as of the date of this

Agreement and 10,000,000 shares of preferred stock, par value $0.01 per share, of which no shares of were issued or outstanding as of the date of this Agreement. Except as set forth in Confidential Schedule 4.03, there are no (A) other outstanding equity securities of any kind or character, or (B) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, IBG to purchase or otherwise acquire any security of or equity interest in IBG, obligating IBG to issue any shares of, restricting the transfer of, or otherwise relating to shares of its capital stock of any class. There are no outstanding contractual obligations of IBG to vote or dispose of any shares of IBG Stock. There are no shareholder agreements, voting trusts or similar agreements relating to the IBG Stock. All of the issued and outstanding shares of the IBG Stock have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person. Such shares of the IBG Stock have been issued in material compliance with the securities laws of the United States and other jurisdictions having applicable securities laws. There are no restrictions applicable to the payment of dividends on the shares of the IBG Stock except pursuant to applicable laws and regulations, and all dividends declared prior to the date of this Agreement have been paid.

Section 4.04. Independent Bank.

A. Independent Bank is a Texas state banking association, duly organized, validly existing and in good standing under the laws of the state of Texas. Independent Bank has all requisite corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. True and complete copies of the Certificate of Formation and Bylaws of Independent Bank, as amended to date, have been made available to IBI. Independent Bank is an insured bank as defined in the FDIA. The nature of the business of Independent Bank does not require it to be qualified to do business in any jurisdiction other than the State of Texas. Except as set forth in Confidential Schedule 4.04(A), Independent Bank has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by Independent Bank has not been conducted through any other direct or indirect Subsidiary or Affiliate of Independent Bank.

B. The authorized capital stock of Independent Bank consists of 2,000,000 shares of common stock, $1.00 par value per share, of which 985,930 shares are issued and outstanding as of the date of this Agreement (the “Independent Bank Stock”) and owned by IBG. All of the outstanding shares of capital stock or other securities evidencing ownership of Independent Bank are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person and have been issued in material compliance with applicable securities laws. There are no restrictions applicable to the payment of dividends on the shares of the capital stock of Independent Bank, except pursuant to applicable laws and regulations, and all dividends declared prior to the date of this Agreement on such capital stock have been paid. There are no (i) other outstanding equity securities of any kind or character, or (ii) outstanding subscriptions, contracts, options, convertible securities, preemptive rights, warrants, calls or other agreements or commitments of any kind issued or granted by, binding upon or otherwise obligating Independent Bank to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any of the Independent Bank Stock. There are no shareholder agreements, voting trusts or similar agreements relating to the Independent Bank Stock.

Section 4.05. Consents and Approvals. The Board of Directors of IBG has (i) resolved to call a special meeting of the IBG Shareholders for the purpose of approving this Agreement and the Merger, the issuance of IBG Shares in connection with the Merger, and the election of the IBI Nominees, and (ii) adopted a resolution recommending to the IBG Shareholders that they approve this Agreement and the Merger, the issuance of the IBG Shares in connection with the Merger, and the election of the IBI Nominees. Except for regulatory and other approvals as disclosed in Confidential Schedule 4.05, no approval, consent, order or authorization of, or registration, declaration or filing with, any Governmental Authority or other third party is required on the part of

IBG in connection with the execution, delivery or performance of this Agreement or the agreements contemplated hereby, or the consummation by IBG of the transactions contemplated hereby or thereby.

Section 4.06. Regulatory Approval. Each of IBG and Independent Bank is “well capitalized” as defined by federal regulations as of the date hereof. Independent Bank has a CRA rating of “satisfactory.” To its Best Knowledge, IBG is not aware of any fact or circumstance regarding IBG or any of the IBG Subsidiaries that would reasonably be likely to materially impede or delay IBG’s ability to obtain all requisite regulatory approvals necessary to consummate the Merger in a timely manner.

Section 4.07. SEC Filings; Financial Statements.

A. Except as set forth in Confidential Schedule 4.07, IBG has timely filed and made available to IBI all documents required to be filed by IBG since April 1, 2013 (the “IBG SEC Reports”). The IBG SEC Reports, including any IBG SEC Reports filed after the date of this Agreement until the Effective Time, at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) (A) complied in all material respects with the applicable requirements of the U.S. federal securities laws and other applicable laws, statutes, rules and regulations, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such IBG SEC Reports or necessary in order to make the statements in such IBG SEC Reports, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unrestricted comments received from the SEC staff with respect to the IBG SEC Reports. To the Best Knowledge of IBG, none of the IBG SEC Reports is the subject of ongoing SEC review or investigation.

B. Each of the IBG financial statements (including, in each case, any related notes) contained in the IBG SEC Reports, including any IBG SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of IBG and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim consolidated financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

C. IBG has not been notified by its independent public accounting firm that such accounting firm is of the view that any of financial statements should be restated which has not been restated in subsequent financial statements or that IBG should modify its accounting in future periods.

D. Since December 31, 2014, none of IBG nor any of its Subsidiaries, nor, to IBG’s Best Knowledge any director, officer or employee of IBG or any of its Subsidiaries or any auditor, accountant or representative of IBG or any of its Subsidiaries, has received any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of IBG or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that IBG or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing IBG or any of its Subsidiaries, whether or not employed by IBG or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by IBG, any of its Subsidiaries or any of their officers, directors, employees or agents to IBG’s or any of its Subsidiaries’ board of directors or any committee thereof or to any director or officer of IBG or any of its Subsidiaries. Since December 31, 2013, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, individuals performing similar functions, IBG’s or any of its Subsidiaries’ board of directors or any committee thereof.

E. There are no outstanding loans made by IBG or any of its Subsidiaries to any executive officer or director of IBG, other than loans that are subject to and in compliance with Regulation O under the Federal Reserve Act.

Section 4.08. Undisclosed Liabilities. Neither IBG nor any IBG Subsidiary has any material liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including unfunded obligations under any Employee Plan or liabilities for federal, state or local taxes or assessments) that are not reflected in or disclosed in the IBG SEC Reports, except (A) those liabilities, obligations and expenses incurred in the ordinary course of business and materially consistent with past business practices since the date of the most recent IBG SEC Report, (B) liabilities, obligations and expenses incurred as a result of or arising from this Agreement or any other agreement or document contemplated hereby, or any of the transactions contemplated hereby or thereby, or (C) liabilities, obligations and expenses as disclosed on Confidential Schedule 4.08.

Section 4.09. No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by IBG or any IBG Subsidiary with any of the terms or provisions hereof or thereof (provided the required regulatory and shareholder approvals are obtained) will (A) violate any provision of the charters, articles, certificates or bylaws of IBG or any IBG Subsidiary; (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to IBG or any IBG Subsidiary or any of their respective properties or assets; (C) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or the lapse of time, or both, would constitute a default) under, result in the termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any lien upon any of the respective properties or assets of IBG or any IBG Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract or other instrument or obligation to which IBG or any IBG Subsidiary is a party, or by which IBG or any IBG Subsidiary or any of their respective properties or assets or business activities, may be bound or subject.

Section 4.10. Litigation. Except as disclosed in Confidential Schedule 4.10, neither IBG nor any of its Subsidiaries are parties to any, and there are no pending or, to the Best Knowledge of IBG, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against IBG or its Subsidiaries which are reasonably likely, individually or in the aggregate, to result in a Material Adverse Change, nor, to the Best Knowledge of IBG, is there any basis for any proceeding, claim or any action against IBG or its Subsidiaries that would be reasonably likely, individually or in the aggregate, to result in a Material Adverse Change. There is no injunction, order, judgment or decree imposed upon IBG or its Subsidiaries or the assets or properties of IBG or its Subsidiaries that has resulted in, or is reasonably likely to result in, a Material Adverse Change.

Section 4.11. Compliance with Laws, Permits and Instruments. IBG, its Subsidiaries and their respective employees hold all material licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses. IBG and its Subsidiaries are in compliance with all applicable laws, statutes, orders, rules, regulations and policies of any Governmental Authority, except where the failure, whether individually or in the aggregate, to be so in compliance could not reasonably be expected to cause a Material Adverse Change with respect to IBG or any of its Subsidiaries. IBG is in material compliance with all applicable listing and corporate governance rules of Nasdaq.

Section 4.12. No Material Adverse Change. Except as disclosed in the representations and warranties made in this ARTICLE IV and the Confidential Schedules hereto, there has not been any Material Adverse Change with respect to IBG or Independent Bank since June 30, 2017, nor to the Best Knowledge of IBG, has any event occurred that has resulted in, or has a reasonable probability of resulting in the future in, a Material Adverse Change with respect to IBG or Independent Bank.

Section 4.13. Taxes and Tax Returns.

A. IBG and each IBG Subsidiary have duly and timely filed or caused to be filed all material U.S. federal, state, foreign and local tax returns and reports required to be filed by them on or before the date of this Agreement (all such returns and reports being accurate and complete in all material respects) and have duly paid or caused to be paid on their behalf all material taxes that are due and payable by them on or before the date of this Agreement, other than taxes that are being contested in good faith and are adequately reserved against or provided for (in accordance with GAAP) on their respective financial statements. As of the date hereof, neither IBG nor any IBG Subsidiary has any material liability for taxes in excess of the amount reserved or provided for on their respective financial statements as of the date thereof.

B. There are no disputes pending with respect to, or claims or assessments asserted in writing for, any material amount of taxes upon IBG or any IBG Subsidiary, nor has IBG or any IBG Subsidiary given or been requested in writing to give any currently effective waivers extending the statutory period of limitation applicable to any material tax return for any period.

C. Proper and accurate amounts, if required by law, have been withheld by IBG and each IBG Subsidiary from their respective employees, independent contractors, creditors, shareholders or other third parties for all periods in material compliance with the tax withholding provisions of applicable law.

D. Except as set forth on Confidential Schedule 4.13, the U.S. federal income tax returns of IBG and each IBG Subsidiary with respect to all taxable periods beginning on or after December 31, 2013 have not been audited or examined and no such audit is currently pending or, to the Best Knowledge of IBG, threatened.

E. IBG has delivered or made available to IBI correct and complete copies of all material U.S. federal income tax returns filed by IBG with the IRS, examination reports, and statements of deficiencies assessed against or agreed to by IBG or any IBG Subsidiary, if any, in each case with respect to any taxable period beginning on or after December 31, 2014.

Section 4.14. Representations Not Misleading. No representation or warranty by IBG contained in this Agreement contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit on the Closing Date to state a material fact necessary to make the statements contained herein, in light of the circumstances under which they were made, not misleading. To the Best Knowledge of IBG, all written statements, exhibits, schedules, and other documents furnished to IBI by IBG or Independent Bank as part of the due diligence for this Agreement are accurate in all material respects.

ARTICLE V

COVENANTS OF IBI

IBI covenants and agrees with IBG as follows:

Section 5.01. Commercially Reasonable Efforts. IBI will use commercially reasonable efforts to cause the consummation of the transactions contemplated hereby in accordance with the terms and conditions of this Agreement.

Section 5.02. Information for Regulatory Applications and Registration Statement. IBI shall use its commercially reasonable efforts to promptly furnish IBG with all information concerning IBI that is required for inclusion in any application, statement or document to be made or filed by IBG with any federal or Texas regulatory or supervisory authority in connection with the transactions contemplated by this Agreement during the pendency of this Agreement. IBI shall have the right to review in advance, and to the extent practicable consult with IBG, in each case subject to applicable laws relating to the exchange of information, with respect to all written information submitted to any third party or any federal or Texas regulatory or Governmental Authority supervisory authority in connection with the transactions contemplated by this Agreement, but IBG shall not be required to provide IBI with confidential portions of any filing with a federal or Texas regulatory or Governmental Authority. In exercising the foregoing right, IBI agrees to act reasonably and as promptly as practicable.

A. IBI agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, (ii) the Proxy Statement and any amendment or supplement thereto, at the date(s) of mailing to shareholders and at the time of the IBI Meeting, and (iii) any other filings made under applicable federal or Texas banking or securities laws and regulations, shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. IBI further agrees that if it shall become aware before the effectiveness of the Registration Statement of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform IBG thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement.

Section 5.03. Affirmative Covenants. Except as otherwise permitted or required by this Agreement, from the date hereof until the Effective Time, IBI shall and shall cause the IBI Subsidiaries to:

A. Maintain its corporate existence in good standing;

B. Maintain the general character of its business and conduct its business in its ordinary and usual manner;

C. Extend credit only in accordance with existing lending policies and practices;

D. Use commercially reasonable efforts to preserve its business organization intact; to retain the services of its present employees, officers, directors and agents; to retain its present customers, depositors, suppliers and correspondent banks; and to preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it;

E. Maintain all offices, machinery, equipment, materials, supplies, inventories, vehicles and other Properties owned, leased or used by it (whether under its control or the control of others) in good operating repair and condition, ordinary wear and tear excepted;

F. Comply in all material respects with all laws, regulations, ordinances, codes, orders, licenses, and permits applicable to its Properties and operations, where such noncompliance could be reasonably expected to cause a Material Adverse Change;

G. Timely file all tax returns required to be filed by it and promptly pay all taxes, assessments, governmental charges, duties, penalties, interest and fines that become due and payable, except those being contested in good faith by appropriate proceedings;

H. Withhold from each payment made to each of its employees the amount of all taxes (including federal income taxes, FICA taxes and state and local income and wage taxes) required to be withheld therefrom and pay the same to the proper Governmental Authority;

I. Continue to follow and implement policies, procedures and practices regarding the identification, monitoring, classification and treatment of all assets in substantially the same manner as it has in the past;

J. Account for all transactions in accordance with GAAP (unless otherwise instructed by RAP, in which instance account for such transaction in accordance with RAP) specifically, without limitation, paying or accruing for by the Calculation Date all liabilities, obligations, costs, and expenses owed or incurred by IBI or any IBI Subsidiary on or before the Closing Date;

K. Perform all of its material obligations under contracts, leases and documents relating to or affecting its assets, Properties and business, except such obligations as it may in good faith reasonably dispute;

L. Maintain and keep in full force and effect, in all material respects, presently existing insurance coverage and give all notices and present all claims under all insurance policies in due and timely fashion; and

M. Timely file all reports required to be filed with Governmental Authorities and observe and conform, in all material respects, to all applicable laws, rules, regulations, ordinances, codes, orders, licenses and permits, except those being contested in good faith by appropriate proceedings.

Section 5.04. Negative Covenants. From the date of this Agreement through the earlier of the Closing or termination of this Agreement, without the prior written consent of IBG, IBI shall not and IBI shall cause the IBI Subsidiaries to not:

A. Introduce any new material method of management or operation;

B. Intentionally take any action that could reasonably be anticipated to result in a Material Adverse Change;

C. Take or fail to take any action that could reasonably be expected to cause the representations and warranties made in ARTICLE III (other than the representations made in Sections 3.12(K) and 3.12(S)) to be inaccurate in any material respect at the time of the Closing or preclude IBI from making such representations and warranties (as modified by the supplemental Confidential Schedules) at the time of the Closing;

D. Declare, set aside or pay any dividend or other distribution with respect to its capital stock, other than (i) the payment of dividends from Integrity Bank to IBI, and (ii) the payment of the Section 1.05(D) Distribution;

E. Enter into, alter, amend, renew or extend any material contract or commitment which would result in an obligation of IBI to make payments in excess of $100,000, except for loans and extensions of credit in the ordinary course of business, which are subject to the provisions of Sections 5.04(Y), 5.04(Z), and 5.04(AA);

F. Mortgage, pledge or subject to lien, charge, security interest or any other encumbrance or restriction any of its Properties, business or assets, tangible or intangible except in the ordinary course of business and consistent with past practices;

G. Cause or allow the loss of insurance coverage, unless replaced with coverage which is substantially similar (in amount and insurer) to that in effect as of the date of this Agreement;

H. Incur any indebtedness, obligation or liability, whether absolute or contingent, other than the receipt of deposits and trade debt or except in the ordinary course of business and consistent with prudent banking practices or in connection with the transactions contemplated by this Agreement or any of the agreements or documents contemplated hereby;

I. Discharge or satisfy any lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business and consistent with past practices;

J. Issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto, except to the extent any commitment to do so is outstanding as of the date of this Agreement; or issue a replacement of any certificate representing IBI Shares or shares of Integrity Bank common stock;

K. Amend or otherwise change its Articles of Association or Bylaws;

L. Sell, transfer, lease to others or otherwise dispose of any material amount of its assets or Properties, discount or arrange for a payoff of a charged off or deficiency credit, cancel or compromise any material debt or claim, or waive or release any right or claim other than in the ordinary course of business and consistent with past practices; provided, that any such transaction involving amounts in excess of $250,000 shall be deemed to not be in the ordinary course of business;

M. Except as contemplated by this Agreement, enter into any material transaction other than in the ordinary course of business;

N. Except with respect to the collection of checks and other negotiable instruments or otherwise in the ordinary course of the business and consistent with past practices, enter into or give any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any other third person, firm or corporation;

O. Sell or knowingly dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

P. Except for salary increases and the accrual for annual bonuses in the ordinary course of business and consistent with past practices, and the payment of employee bonuses in connection with the completion of the Merger (all of which shall be included (as a deduction) in the calculation of Tangible Equity), (i) make any material change in the rate of compensation, commission, bonus or other direct or indirect remuneration payable, (ii) pay, agree to, or orally promise to pay, conditionally or otherwise, any additional bonus or extra compensation, pension, severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers or employees, or (iii) enter into any employment or consulting contract (other than as contemplated by this Agreement) or other agreement with any director, officer or employee or adopt, amend in any material respect or terminate (other than termination of the Employee Benefit Plans contemplated by this Agreement) any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract (except as contemplated by this Agreement) or any other incentive, welfare or employee benefit plan or agreement maintained by it for the benefit of its directors, employees or former employees;

Q. Engage in any transaction with any Affiliate, except in the ordinary course of business and consistent with past practices;

R. Acquire any capital stock or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity, except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such person;

S. Except as contemplated by this Agreement, terminate, cancel or surrender any contract, lease or other agreement, or unreasonably permit any damage, destruction or loss which, in any case or in the aggregate, may reasonably be expected to result in a Material Adverse Change;

T. Dispose of, permit to lapse, transfer or grant any rights under, or knowingly breach or infringe upon, any United States or foreign license or Proprietary Right or materially modify any existing rights with respect thereto, except in the ordinary course of business and consistent with past practices;

U. Make any capital expenditures, capital additions or betterments except in the ordinary course of business consistent with past practices;

V. Hire or employ any new officer or hire or employ any new non-officer employee, other than to replace non-officer employees;

W. Make any, or acquiesce with any, change in accounting methods, principles or material practices, except as required by GAAP or RAP, including without limitation making any “reverse provision for loan losses” or other similar entry or accounting method that would reduce the allowance for loan and lease losses of IBI;

X. Pay a rate on deposits at IBI materially higher than is consistent with the ordinary course of business and consistent with past practices;

Y. Make any new loan except in compliance with IBI’s existing policies and procedures and consistent with past practices;

Z. Renew, extend the maturity of, or alter the material terms of any loan except in compliance with IBI’s existing policies and procedures and consistent with past practices;

AA. Renew, extend the maturity of, or alter any of the material terms of any loan classified as “substandard” and “doubtful”;

BB. Sell (provided, however, that payment at maturity or prepayment is not deemed a sale) Investment Securities or purchase Investment Securities, other than U.S. Treasuries with a maturity of two years or less; or

CC. Redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock.

Section 5.05. Access; Pre Closing Investigation. To the extent permitted by applicable law, IBI shall afford the officers, directors, employees, attorneys, accountants, investment bankers and authorized representatives of IBG full access during regular business hours to all of the books, contracts, commitments, personnel and records of IBI and each IBI Subsidiary, and furnish to IBG during such period all such information concerning IBI and each IBI Subsidiary and their affairs as IBG may reasonably request, so that IBG may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of IBI and each IBI Subsidiary, including access sufficient to verify the value of the assets and the liabilities of IBI and each IBI Subsidiary and the satisfaction of the conditions precedent to IBG’s obligations described in ARTICLE VIII; provided, however, that IBG shall request permission for all such access reasonably in advance and all such access shall be conducted in a manner designed to minimize disruption to the normal business operations and employee or customer relations of IBI and each IBI Subsidiary. IBI agrees at any time, and from time to time, to furnish to IBG as soon as practicable, any additional information that IBG may reasonably request, and shall specifically provide to IBG a weekly written report of all loans made, renewed or modified by Integrity Bank. No investigation by IBG or its representatives shall affect the representations and warranties set forth herein; provided, however, that IBG shall promptly notify IBI to the extent that IBG’s investigation determines that any of the representations and warranties by IBI set forth in ARTICLE III are untrue.

Section 5.06. Allowance for Loan Losses. IBI shall cause Integrity Bank to maintain its Allowance for Loan and Lease Losses (the “Allowance”) at a level necessary to fully reserve for the potential for loss on its loans and other real estate owned consistent with Integrity Bank’s historical methodology and in compliance with GAAP and RAP and at a level satisfactory to IBG in its reasonable discretion. To the extent that the loans listed on Confidential Schedule 5.06 have not been paid off or otherwise resolved to the reasonable satisfaction of IBG prior to the Calculation Date, then prior to the Calculation Date, IBI shall cause Integrity Bank to fully reserve for the potential for loss associated with such loans in the amounts set forth on Confidential Schedule 5.06. The calculation of Tangible Equity shall include (as a deduction) the amount of any provision expense made by Integrity Bank to comply with the requirements of this Section 5.06.

Section 5.07. Untrue Representations. IBI shall promptly notify IBG in writing if IBI becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any material written information provided by IBI to IBG, any confidential schedule to this Agreement or any representation or warranty made by IBI in ARTICLE III or that results in IBI’s failure to comply with any covenant, condition or agreement contained in this Agreement.

Section 5.08. Litigation and Claims. IBI shall promptly notify IBG in writing of any litigation, or of any claim, controversy or contingent liability that is reasonably expected to become the subject of litigation, against IBI or any IBI Subsidiary or affecting any of their Properties, if such litigation or potential litigation is reasonably likely, in the event of an unfavorable outcome, to result in a Material Adverse Change to IBI or any IBI Subsidiary. IBI shall promptly notify IBG of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the Best Knowledge of IBI, threatened against IBI or any IBI Subsidiary that (i) questions or would reasonably be expected to question the validity of this Agreement or the agreements contemplated hereby, or any actions taken or to be taken by IBI or any IBI Subsidiary pursuant hereto or (ii) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 5.09. Adverse Changes. IBI shall promptly notify IBG in writing if any change shall have occurred or, to the Best Knowledge of IBI, been threatened (or any development shall have occurred or, to the Best Knowledge of IBI, been threatened involving a prospective change) in the business, financial condition or operations of IBI and/or any IBI Subsidiary that has resulted in or would reasonably be expected to result in a Material Adverse Change to IBI or any IBI Subsidiary.

Section 5.10. No Negotiation with Others.

A. IBI agrees that it shall not, and that it shall cause each IBI Subsidiary and the respective employees, directors, officers, financial advisors and agents of IBI and Integrity Bank (collectively, “IBI Representatives”) not to (i) solicit, knowingly encourage, initiate or participate in any negotiations or discussions with any third party (except for the limited purpose of notifying such person of the existence of the provisions of this Section 5.10) regarding an Acquisition Proposal (as defined below), whether by acquisition, business combination, purchase of securities or assets or otherwise; (ii) disclose to any third party any information concerning the business, Properties, books or records of IBI or any IBI Subsidiary in connection with any Acquisition Proposal, other than as provided herein or as compelled by law; or (iii) cooperate with any third party to make any Acquisition Proposal, other than the sale by IBI or any IBI Subsidiary of assets in the ordinary course of business consistent with past practices. Promptly upon receipt of any unsolicited offer for an Acquisition Proposal, IBI will communicate to IBG the terms of any proposal or request for information and the identity of the parties involved.

B. Notwithstanding anything to the contrary contained in this Section 5.10, if at any time after the date hereof and before the Closing, IBI and the IBI Representatives, having each theretofore complied with the terms of Section 5.10(A), receives a bona fide, unsolicited written Acquisition Proposal, IBI and the IBI Representatives may engage in negotiations and discussions with, and furnish any information and other access (so long as all such information and access has previously been made available to IBG or is made available to IBG before or concurrently with the time such information or access is made available to such person) to, any person making such Acquisition Proposal if, and only if, the IBI Board determines in good faith, after consultation with outside legal and financial advisors, that (i) such Acquisition Proposal is or is reasonably capable of becoming a Superior Proposal (as defined below) and (ii) the failure of the IBI Board to furnish such information or access or enter into such discussions or negotiations would reasonably be expected to be materially inconsistent with its fiduciary duties to the IBI shareholders; but before furnishing any material nonpublic information, IBI shall have received from the person making such Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such person as the Nondisclosure Agreement entered into with IBG on May 2, 2017, which confidentiality agreement shall not prohibit IBI from complying with the terms of this Section 5.10. IBI will promptly, and in any event within two business days, (x) notify IBG in writing of the receipt of such Acquisition Proposal or any request for nonpublic information relating to IBI or for access to the Properties, books or records of IBI by any person that has made, or to the Best Knowledge of IBI may be considering making, an Acquisition Proposal and (y) communicate the material terms of such Acquisition Proposal to IBG, including as they may change upon any modification or amendment to the terms thereof. IBI will keep IBG reasonably apprised of the status of and other matters relating to any such Acquisition Proposal on a timely basis.

C. Nothing contained in this Section 5.10 shall prevent IBI or the IBI Board from (i) taking the actions provided in Sections 1.09(C) or 5.10(B), (ii) responding to an unsolicited bona fide Acquisition Proposal for the sole purpose of clarifying the terms and conditions of the Acquisition Proposal, (iii) informing any person who submits an unsolicited bona fide Acquisition Proposal of IBI’s obligations pursuant to Section 5.10(A) or (iv) in consultation with outside counsel, complying with its disclosure obligations under federal or state law in connection with a Change in Recommendation.

D. For purposes of this Agreement, “Acquisition Proposal” means a written offer or proposal from a party other than IBG which contains a fixed price per share or a mathematically ascertainable formula for calculating a price per share for the IBI Share regarding any of the following (other than the transactions contemplated by this Agreement) involving IBI: (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution or other similar transaction involving any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets or equity securities or deposits of, IBI, in a single transaction or series of related transactions which could reasonably be expected to impede, interfere with, prevent or materially delay the completion of the Merger; or (ii) any tender offer or exchange offer for 50% or more of the outstanding IBI Shares or the filing of a registration statement in connection therewith.

E. For purposes of this Agreement, “Superior Proposal” means a bona fide Acquisition Proposal made by a party other than IBG that the IBI Board determines in its good faith judgment, after consultation with its outside counsel and its independent financial advisor (i) is or would result in a transaction that if consummated would be more favorable to IBI’s shareholders from a financial point of view than the Merger, taking into account all of the terms and conditions of such proposal and of this Agreement (including any proposal by IBG to amend the terms of this Agreement) and (ii) is capable of being, and is reasonably likely to be, consummated on the terms so proposed taking into account all financial, regulatory, legal and other aspects of such proposal.

Section 5.11. Non-Governmental Consents and Approvals. IBI shall use commercially reasonable efforts to obtain all consents and approvals from third parties listed on Confidential Schedule 3.05. IBI will cooperate in all commercially reasonable respects with IBG to obtain all such approvals and consents required of IBG.

Section 5.12. Environmental Investigation; Right to Terminate Agreement.

A. IBG and its consultants, agents and representatives, at the sole cost and expense of IBG, shall have the right to the same extent that IBI has the right, but not the obligation or responsibility, to inspect any Property, including conducting asbestos surveys and sampling, environmental assessments and investigation, and other environmental surveys and analyses including soil and ground sampling (“Environmental Inspections”). IBG shall notify IBI in writing before any Environmental Inspection, and IBI may place reasonable restrictions on the time of such Environmental Inspection. If, as a result of any such Environmental Inspection, further investigation (“Secondary Investigation”) including, test borings, soil, water and other sampling is deemed desirable by IBG,

IBG shall (i) notify IBI in writing of any Property for which it intends to conduct such a Secondary Investigation and the reasons for the Secondary Investigation, and (ii) at the sole cost and expense of IBG, commence the Secondary Investigation. IBG shall give reasonable written notice to IBI of the Secondary Investigation, and IBI may place reasonable time and place restrictions on the Secondary Investigation.

B. IBG shall make available to IBI the results and reports of such Environmental Inspections and Secondary Investigations promptly after IBG receives or is advised of such results. IBG shall not have any liability or responsibility of any nature whatsoever for the results, conclusions or other findings related to any Environmental Inspection, Secondary Investigation or other environmental survey. If this Agreement is terminated, except as otherwise required by law, reports to any Governmental Authority of the results of any Environmental Inspection, Secondary Investigation or other environmental survey shall not be made by IBG. IBG shall make no such report before Closing unless required to do so by applicable law, and in such case will give IBI reasonable written notice of IBG’s intentions.

C. IBG shall have the right to terminate this Agreement by providing written notice to IBI within ninety (90) days following the date of this Agreement if, with respect to the Properties (as defined in Section 11.10) only, (i) the factual substance of any warranty or representation set forth in Section 3.22 is not materially true and accurate; (ii) the results of an Environmental Inspection or Secondary Investigation are disapproved by IBG because such Environmental Inspection or Secondary Investigation identifies material violations Environmental Laws that would result in a Material Adverse Change to IBI or any IBI Subsidiary; (iii) IBI has refused to allow IBG to conduct an Environmental Inspection or Secondary Investigation in a manner that IBG reasonably considers necessary; (iv) the Environmental Inspection or Secondary Investigation identifies any past or present event, condition or circumstance that would result in a Material Adverse Change to IBI or any IBI Subsidiary; (v) the Environmental Inspection or Secondary Investigation identifies the presence of any underground or above ground storage tank in, on or under any Property that is not shown to be in material compliance with all Environmental Laws applicable to the tank either at the date of this Agreement or at a future time certain, or that has had a release of petroleum or some other Hazardous Material that has not been cleaned up to the satisfaction of the relevant Governmental Authority or any other party with a legal right to compel cleanup; or (vi) the Environmental Inspection or Secondary Investigation identifies the presence of any asbestos-containing material in, on or under any Property, the removal of which would result in a Material Adverse Change. IBG shall advise IBI in writing (the “Environmental Notice”) as to whether IBG intends to terminate this Agreement pursuant to this Section 5.12(C). Upon receipt of the Environmental Notice, IBI shall have the opportunity to correct any objected to violations or conditions to IBG’s reasonable satisfaction within 30 days after the date of the Environmental Notice. If IBI fails to demonstrate correction of the violations or conditions to the reasonable satisfaction of IBG, IBG may terminate the Agreement on the 31st day after the date of the Environmental Notice.

D. IBI agrees to make available to IBG and its consultants, agents and representatives all documents and other material relating to environmental conditions of any Property including the results of other environmental inspections and surveys. IBI also agrees that all engineers and consultants who prepared or furnished such reports may discuss such reports and information with IBG and shall be entitled to certify the same in favor of IBG and its consultants, agents and representatives and make all other data available to IBG and its consultants, agents and representatives.

Section 5.13. Employee Plans and Employee Contracts. Before the Closing Date, IBI shall and shall cause each IBI Subsidiary to terminate the Employee Plans subject to compliance with applicable law, so long as any such action preserves the rights of the participants in such Employee Plans (including vesting rights). Prior to Closing, IBI and each IBI Subsidiary shall accrue for or make the payments required pursuant to the Employment Contracts as set forth in Confidential Schedule 3.20, and use commercially reasonable efforts to obtain from each applicable officer an acknowledgement regarding the termination of their Employment Contract in connection with the transactions contemplated by this Agreement (the “Employment Contract Acknowledgements”).

Section 5.14. Confidential Schedules. At least three business days before the Closing, IBI agrees to provide IBG with supplemental Confidential Schedules to be delivered by IBI pursuant to this Agreement reflecting any material changes thereto between the date of this Agreement and the Closing Date. Any such supplemental Confidential Schedules shall be deemed to modify the representations and warranties of IBI for purposes of determining whether there has been a breach of any representation or warranty of IBI in Article III hereof; provided, however, that such supplemental Confidential Schedules shall not modify the representations and warranties of IBI for purposes of determining whether there has been a breach of the representations and warranties of IBI pursuant to Section 8.01 of this Agreement.

Section 5.15. Voting Agreement. IBI shall execute and deliver, and shall use commercially reasonable efforts to cause each person or entity listed on Confidential Schedule 5.15 to execute and deliver contemporaneously with the execution of this Agreement, a Voting Agreement. IBI acknowledges that, upon the execution and delivery of the Voting Agreements, such persons or entities shall have agreed that they will vote the IBI Shares owned by them in favor of this Agreement and the transactions contemplated hereby, including the Merger, subject to required regulatory approvals for the transactions contemplated by this Agreement.

Section 5.16. Releases. IBI shall use its commercially reasonable efforts to obtain from each of the directors and executive officers of IBI and each IBI Subsidiary listed on Confidential Schedule 5.16 a written release in the form attached hereto as Exhibit “B” executed by such director or executive officer and dated the Closing Date, releasing IBI and each IBI Subsidiary from claims arising before the Effective Time (the “Releases by D&Os”).

Section 5.17. Other Agreements. IBI shall, and shall cause Integrity Bank to, execute and deliver the Bank Merger Agreement and such other agreements, certificates of merger, certificates, and other documents reasonably necessary to effect the Merger and the Bank Merger, and to take all actions reasonably necessary or required to consummate the transactions contemplated thereby in accordance with the terms hereof.

Section 5.18. Support Agreement. IBI shall use commercially reasonable efforts to cause each outside director of IBI and Integrity Bank to execute and deliver to IBG, contemporaneously with the execution of this Agreement, a Director Support Agreement providing for the continuing support of Independent Bank by the outside directors (the “Support Agreements”).

Section 5.19. Shareholder Lists. After the date of this Agreement, IBI shall from time to time make available to IBG, upon its request, a list of the IBI Shareholders, a list showing all transfers of the IBI Shares, a list showing the grant and exercise of Options, and such other information as IBG may reasonably request regarding both the ownership and prior transfers of the IBI Shares and Options. Specifically, IBI shall deliver to IBG a certified list of IBI Shareholders, in form and content reasonably satisfactory to the Exchange Agent, at least ten days prior to the Closing Date.

Section 5.20. Conforming Accounting Adjustments. IBI shall, if requested in writing by IBG, consistent with GAAP, RAP and applicable banking laws and regulations, immediately before Closing, make such accounting entries as IBI may reasonably request in order to conform the accounting records of IBI to the accounting policies and practices of IBG. No such adjustment by IBI or any IBI Subsidiary shall of itself constitute or be deemed to be a breach, violation or failure by IBI or any IBI Subsidiary to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or constitute grounds for termination of this Agreement by IBG or be an acknowledgment by IBI of any adverse circumstances for purposes of determining whether the conditions to IBG’s obligations under this Agreement have been satisfied, nor will any such adjustment affect the calculation of the Tangible Equity under Section 1.05. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence by IBI, any IBI Subsidiary or their respective management with any such adjustments.

Section 5.21. D & O Liability Insurance. Contemporaneously with the Closing, IBI shall purchase an extended reporting period for four (4) years under IBI’s existing directors and officers liability insurance policy for purposes of covering actions occurring prior to the Effective Time, on terms approved by IBG. Notwithstanding any other provision of this Agreement, the cost of the premiums for such coverage shall be paid by IBI and shall be included (as a deduction) in the calculation of Tangible Equity.

Section 5.22. Termination of DP Contracts and IT Conversion. IBI will use commercially reasonable efforts, including but not limited to notifying appropriate parties and negotiation in good faith a reasonable settlement, to ensure that the DP Contracts and contracts related to the provision of any other electronic banking services, if the Merger occurs, be terminated after the consummation of the Merger on a date to be mutually agreed upon by IBG and IBI. Such notice and actions by IBI will be in accordance with the terms of such contracts. IBI shall use reasonable efforts and cooperate with IBG to facilitate a smooth conversion of data processing, item processing, network and related hardware and software, telephone systems, telecommunications, data communications and other technologies, including participating in conversion planning, design, mapping and testing activities before the Closing Date.

Section 5.23. Employment Agreements. IBI shall use commercially reasonable efforts to cause the executive officers identified in Confidential Schedule 5.23 to execute and deliver to IBG, contemporaneously with the execution of this Agreement, an employment agreement providing for their continued employment with Independent Bank following the Merger.

Section 5.24. Option Cancellation Agreements. IBI shall use commercially reasonable efforts to cause each Non-Exercising Option Holder to execute and deliver to IBG, an Option Cancellation Agreement as contemplated in Section 1.06(C)(2).

Section 5.25. Transaction Litigation. IBI shall give IBG the opportunity to participate in the defense or settlement of any stockholder litigation against IBI and/or its directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of IBG, which consent shall not be unreasonably withheld, conditioned or delayed. For purposes of this paragraph, “participate” means that the non-litigating party will be kept apprised of proposed strategy and other significant decisions with respect to the litigation by the litigating party, consistent with the common interest of IBI and IBG in these matters and the applicable privileges and protections provided therein, and the non-litigating party may offer comments or suggestions with respect to the litigation, but will not be afforded any decision making power or other authority over the litigation, except for the settlement consent set forth above.

Section 5.26. No Excess Parachute Payments. IBI and each IBI Subsidiary shall not make any payment or provide any benefit to any officer, director or employee of IBI, any IBI Subsidiary, or any of their respective Affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation § 1.280 G-1) under any employment, severance, or termination agreement, other compensation arrangement or benefit plan currently in effect if such payment or benefit would be an “excess parachute payment” (as such term is defined in Code § 280G (b)(1)) solely as a result of the transactions contemplated by this Agreement or if such payment or benefit would result in the excise tax of Code § 4999 being imposed on any such person.

Section 5.27. Termination of Subsidiary. IBI shall take all action necessary to terminate and dissolve IBI Liquidating Corporation prior to the Calculation Date.

ARTICLE VI

COVENANTS OF IBG

IBG hereby makes the covenants set forth in this ARTICLE VI to IBI.

Section 6.01. Commercially Reasonable Efforts. IBG agrees to use commercially reasonable efforts to cause the consummation of the transactions contemplated hereby in accordance with the terms and conditions of this Agreement.

Section 6.02. Untrue Representations. IBG shall promptly notify IBI in writing if IBG becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any confidential schedule to this Agreement or any representation or warranty made by IBG in ARTICLE IV or that results in IBG’s failure to comply with any covenant, condition or agreement contained in this Agreement.

Section 6.03. Affirmative Covenants. Except as otherwise permitted or required by this Agreement, from the date hereof until the Effective Time, IBG shall and shall cause Independent Bank to:

A. Maintain its corporate existence in good standing;

B. Maintain the general character of its business and conduct its business in its ordinary and usual manner;

C. Extend credit only in accordance with existing lending policies and practices; and

D. Use commercially reasonable efforts to preserve its business organization intact; to retain the services of its present employees, officers, directors and agents; to retain its present customers, depositors, suppliers and correspondent banks; and to preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it.

Section 6.04. Registration Statement. IBG agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, (ii) the Proxy Statement and any amendment or supplement thereto, at the date(s) of mailing to shareholders and at the time of the IBG Meeting and (iii) any other filings made under applicable federal or Texas banking or securities laws and regulations, shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. IBG further agrees that if it shall become aware before the effectiveness of the Registration Statement of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform IBI thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement. IBG agrees to advise IBI, promptly after IBG receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of IBG Shares for offering or sale in any jurisdiction, of the initiation or, to the extent IBG is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. IBG agrees to promptly provide to IBI copies of all correspondence between IBG or any of its representatives, on the one hand, and the SEC, on the other hand.

Section 6.05. Nasdaq Listing. IBG shall, as promptly as practicable, file all documents, take all actions reasonably necessary and otherwise use commercially reasonable efforts to list, before the Closing Date, on the Nasdaq the IBG Shares to be issued to the IBI Shareholders in connection with the Merger.

Section 6.06. Litigation and Claims. IBG shall promptly notify IBI in writing of any litigation, or of any claim, controversy or contingent liability that might reasonably be expected to become the subject of litigation, against IBG or Independent Bank or affecting any of their respective Properties, if such litigation or potential litigation is reasonably likely, in the event of an unfavorable outcome, to result in a Material Adverse Change. IBG shall promptly notify IBI in writing of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the Best Knowledge of IBG, threatened against IBG or Independent Bank that (i) questions or could reasonably be expected to question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by IBG with respect hereto or thereto or (ii) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 6.07. Regulatory and Other Approvals. With the cooperation of IBI, IBG shall use commercially reasonable efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and federal or state bank regulatory or Governmental Authority necessary to consummate the Merger and the transactions contemplated by this Agreement, including the applications for the prior approval of the Merger and the Bank Merger by the FRB (or appropriate Federal Reserve Bank acting on delegated authority), the TDB or the FDIC. Provided that IBI has promptly provided information reasonably requested by IBG and its comments to draft applications, and otherwise complied with Section 5.02, such applications shall be filed on or before January 15, 2018. IBG shall use commercially reasonable efforts to obtain all such regulatory approvals and any other approvals from third parties at the earliest practicable time. IBG shall keep IBI reasonably informed as to the status of such applications and filings, and IBG shall promptly furnish IBI and its counsel with copies of all such regulatory filings and all correspondence for which confidential treatment has not been requested.

Section 6.08. Other Agreements. IBG shall, and shall cause Independent Bank to, take such actions and to execute and deliver the Bank Merger Agreement and such other agreements, certificates of merger, certificates, and other documents reasonably necessary to effect the Merger and the Bank Merger and to take any and all actions reasonably necessary or required to consummate the transactions contemplated thereby in accordance with the terms hereof.

Section 6.09. Employee Matters. On the Closing Date, IBG may, but shall not be required to, cause Independent Bank to offer employment to the employees of Integrity Bank. Each of the employees of Integrity Bank who become an employee of Independent Bank after the Effective Time shall be entitled to receive, from and after the Effective Time, the same pension, profit sharing, health, welfare, incentive, vacation and other benefits as are customarily offered or afforded to similarly situated employees of Independent Bank. Each of the employees of Integrity Bank who becomes an employee of Independent Bank after the Effective Time shall receive credit for their prior service at Integrity Bank for purposes of vesting, eligibility, level of benefits or other purpose under the employee benefit plans of Independent Bank; and such persons shall not be subject to exclusions or lack of coverage for pre-existing conditions or be subject to any additional deductibles or waiting periods otherwise required for health insurance coverage. IBG shall provide each such employee with credit for any co-payments and deductibles paid in the plan year in which the Closing Date occurs in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans in which such employee is eligible to participate after the Closing Date. Independent Bank shall, within 45 calendar days of the date of this Agreement, provide IBI with a list of employees of Integrity Bank to whom Independent Bank will not offer employment and a list of employees of Integrity Bank who will be provided with retention agreements, including the terms and conditions of such retention agreements. Such list will be kept confidential by IBI and shall be disclosed only to the executive officers of IBI who need to know such information, and such information shall not be discussed with employees of Integrity Bank except upon the mutual consent of IBI and IBG, which consent will not be unreasonably withheld by either party.

Section 6.10. Adverse Changes. IBG shall promptly notify IBI in writing if any change shall have occurred or been threatened (or any development shall have occurred or been threatened involving a prospective change) in the business, financial condition, or operations of IBG and/or Independent Bank that has or may reasonably be expected to have to result in a Material Adverse Change with respect to IBG or Independent Bank or lead to a failure to obtain necessary regulatory approval of the transactions contemplated by this Agreement.

Section 6.11. Confidential Schedules. At least three (3) business days prior to the Closing, IBG agrees to provide IBI with supplemental Confidential Schedules to be delivered by IBG pursuant to this Agreement reflecting any material changes thereto between the date of this Agreement and the date thereof. Any such supplemental Confidential Schedules shall be deemed to modify the representations and warranties of IBG for purposes of determining whether there has been a breach of any representation or warranty of IBG in Article IV hereof; provided, however, that such supplemental Confidential Schedules shall not modify the representations and warranties of IBG for purposes of determining whether there has been a breach of the representations and warranties of IBG pursuant to Section 7.01 of this Agreement.

Section 6.12. Issuance of IBG Common Shares. The IBG Shares to be issued by IBG to the shareholders of IBI pursuant to this Agreement will, on the issuance and delivery to such shareholders pursuant to this Agreement, be duly authorized, validly issued, fully paid and nonassessable. The IBG Shares to be issued to the shareholders of IBI pursuant to this Agreement are and will be free of any preemptive rights of the shareholders of IBG or any other person, firm or entity. The IBG Shares to be issued to the shareholders of IBI pursuant to this Agreement pursuant to the Registration Statement which has become effective, except for IBG Shares issued to any shareholder of IBI who may be deemed to be an “affiliate” (under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of IBG after completion of the Merger, will be freely tradable by each IBI shareholder who is not a dealer for purposes of the Securities Act.

Section 6.13. Access to Properties and Records. To the extent permitted by applicable law, IBG shall and shall cause each of its Subsidiaries, upon reasonable notice from IBI to IBG to: (a) afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of IBI reasonable access to the properties, books and records of IBG and its Subsidiaries during normal business hours in order that IBI may have the opportunity to make such reasonable investigation as it shall desire to make of the affairs of IBG and its Subsidiaries, and (b) furnish IBI with such additional financial and operating data and other information as to the business and properties of IBG as IBI may, from time to time, reasonably request. No investigation by IBI or its representatives shall affect the representations and warranties set forth herein; provided, however, that IBI shall promptly notify IBG to the extent that IBI’s investigation determines that any of the representations and warranties by IBG set forth in ARTICLE IV are untrue.

Section 6.14. Rule 144 Compliance. For a period of two years after the Effective Time (or such shorter period of time as may be applicable for “affiliates” of IBI to sell IBG Shares in accordance with Rule 145 of the Securities Act), IBG will use its commercially reasonable efforts to file in a timely manner all reports with the SEC required to be filed by it pursuant to Section 13 and Section 15(d) of the Exchange Act (other than Current Reports on Form 8-K) and submit electronically and post on its corporate website, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

Section 6.15. Director and Officer Indemnification. For a period of four years after the Effective Time, IBG shall indemnify, defend and hold harmless each person entitled to indemnification from IBI or any IBI Subsidiary (each, an “Indemnified Party”) against all liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, matters related to the negotiation, execution and performance of this Agreement or consummation of the Merger) to the same extent (including advancement of expenses) and subject to the conditions set forth in the Certificate of Formation, as applicable, of IBI or such IBI Subsidiary, or in the Bylaws of IBI or any IBI Subsidiary, as in effect on the date hereof. If IBG or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of IBG or the surviving company shall assume the obligations set forth in this Section 6.15 prior to or simultaneously with the consummation of such transaction.

ARTICLE VII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF IBI

The obligations of IBI under this Agreement are subject to the satisfaction, before or at the Closing, of each of the following conditions, which may be waived in whole or in part by IBI:

Section 7.01. Representations and Warranties. All representations and warranties made by IBG in ARTICLE IV shall have been true and correct in all material respects (except for those representations and warranties which are qualified by a materiality standard, which shall be true and correct in all respects) when made and as of the Closing with the same force and effect as if such representations and warranties were made at and as of the Closing (other than those limited to a specified date, which shall speak only as to such date).

Section 7.02. Performance of Obligations. IBG shall have, or shall have caused to be, performed or complied with, in all material respects, all agreements, terms, covenants and conditions required by this Agreement to be performed or complied with by IBG at or before the Closing.

Section 7.03. Government Approvals. IBI shall have received such approvals and consents as may be required by applicable law from all applicable Governmental Authorities in connection with this Agreement and any other agreement contemplated hereby, and with the consummation of the transactions contemplated hereby and thereby, and all applicable waiting periods shall have expired.

Section 7.04. No Litigation. No action shall have been taken, and no statute, rule, regulation or order shall have been promulgated, enacted, entered, enforced or deemed applicable to this Agreement and the Bank Merger Agreement or the transactions contemplated hereby or thereby by any Governmental Authority, including by means of the entry of a preliminary or permanent injunction, that would (A) make this Agreement or any other agreement contemplated hereby or thereby, or the transactions contemplated hereby or thereby, illegal, invalid or unenforceable, (B) impose material limits on the ability of any party to this Agreement to consummate this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (C) if the consummation of this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, subject or could reasonably be expected to subject IBI or any IBI Subsidiary, or any of their respective officers, directors, shareholders or employees, to criminal or civil liability. No action or proceeding by or before any Governmental Authority or by any other person shall be threatened, instituted or pending that could reasonably be expected to result in any of the consequences referred to in clauses (A) through (C) above.

Section 7.05. Delivery of Closing Documents. IBI shall have received all documents required to be delivered by IBG and Independent Bank on or before the Closing Date as set forth in Section 2.03, all in form and substance reasonably satisfactory to IBI.

Section 7.06. Shareholder Approvals. The holders of at least the minimum number of shares of the IBI Shares necessary under applicable law to approve this Agreement, the Merger, and all other agreements contemplated hereby, shall have approved this Agreement, the Merger, and all other agreements contemplated hereby in accordance with the Certificate of Formation and Bylaws of IBI and applicable law.

Section 7.07. Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending such effectiveness shall be in effect, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness shall have been initiated, continuing, or have been threatened and be unresolved, and all necessary approvals under state securities laws relating to the issuance or trading of the IBG Shares to be issued in the Merger shall have been received.

Section 7.08. Listing of IBG Shares. The IBG Shares to be delivered to the shareholders of IBI pursuant to this Agreement shall have been authorized for listing on the Nasdaq and such approval shall not have been withdrawn or revoked.

Section 7.09. No Material Adverse Change. There shall have been no Material Adverse Change in IBG since June 30, 2017.

Section 7.10. Delivery of Merger Consideration. IBG shall have delivered, or caused to be delivered, to the Exchange Agent, the Shareholder Cash Consideration and IBG Shares issuable to the holders of the IBI Shares pursuant to Section 1.05, and IBI shall have received evidence of the same from IBG.

Section 7.11. Tax Opinion. IBI shall have received an opinion (reasonably acceptable in form and substance to IBI) from Jackson Walker LLP, dated as of the Closing Date, to the effect that for federal income tax purposes (i) the Merger will be treated as a reorganization within the meaning of § 368(a) of the Code, and

(ii) each of IBG and IBI will be a party to such reorganization within the meaning of § 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified. Such opinion will be based upon representations of the Parties contained in this Agreement and in the tax representation letters described in Section 1.13(C).

ARTICLE VIII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF IBG

The obligations of IBG under this Agreement are subject to the satisfaction, before or at the Closing, of each of the following conditions, which may be waived in whole or in part by IBG.

Section 8.01. Representations and Warranties. All representations and warranties made by IBI in ARTICLE III shall have been true and correct in all material respects (except for those representations and warranties which are qualified by a materiality standard, which shall be true and correct in all respects) when made and as of the Closing with the same force and effect as if such representations and warranties were made at and as of the Closing (other than those limited to a specified date, which shall speak only as to such date).

Section 8.02. Performance of Obligations. IBI shall have performed or complied with, in all material respects, all agreements, terms, covenants and conditions required by this Agreement to be performed or complied with by IBI before or at the Closing.

Section 8.03. Delivery of Closing Documents. IBG shall have received all documents required to be delivered by IBI on or before the Closing Date as set forth in Section 2.02, all in form and substance reasonably satisfactory to IBG.

Section 8.04. Government Approvals. IBG shall have received approvals and consents, on terms and conditions reasonably acceptable to IBG, as may be required (A) by applicable law from all applicable Governmental Authorities, including the FRB, the FDIC the TDB, and the Colorado Division of Banking and (B) from all third parties, in each case, in connection with this Agreement and any other agreement contemplated hereby, and with the consummation of the transactions contemplated hereby and thereby, and all applicable waiting periods shall have expired. Such approvals and consents shall not have imposed, in the reasonable judgment of IBG, any material adverse requirement upon IBG or its Subsidiaries, including any requirement that IBG sell or dispose of any significant amount of its assets or any IBG Subsidiary. Neither such approvals or consents, nor any of the transactions contemplated hereby, shall have been contested or threatened to be contested by any Governmental Authority or by any other third party (except shareholders asserting statutory dissenters’ appraisal rights) by formal proceedings. It is understood that, if such contest is brought by formal proceedings, IBG may, but shall not be obligated to, answer and defend such contest or otherwise pursue this transaction over such objection.

Section 8.05. No Litigation. No action shall have been taken, and no statute, rule, regulation or order shall have been promulgated, enacted, entered, enforced or deemed applicable to this Agreement, the Bank Merger Agreement, or the transactions contemplated hereby or thereby, by any Governmental Authority, including by means of the entry of a preliminary or permanent injunction, that would (A) make this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, illegal, invalid or unenforceable, (B) require the divestiture of a material portion of the assets of IBI, (C) impose material limits on the ability of any party to this Agreement to consummate the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, (D) otherwise result in a Material Adverse Change to IBI, any IBI Subsidiary, Independent Bank or IBG, or (E) if the consummation of this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, subject or could reasonably be expected to subject IBG or any of its Subsidiaries, or any officer, director, shareholder or employee of IBG or any of its Subsidiaries, to criminal or civil liability. No action or proceeding by or before any Governmental

Authority or by any other person shall be threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (A) through (E) above.

Section 8.06. No Material Adverse Change. There shall have been no Material Adverse Change in IBI or Integrity Bank since June 30, 2017.

Section 8.07. Minimum Tangible Equity. As of the Closing Date, the Tangible Equity of IBI shall be not less than $76,000,000.

Section 8.08. Minimum Allowance. As of the Calculation Date, the Allowance of Integrity Bank shall be at a level that satisfies the requirements of Section 5.06.

Section 8.09. Shareholder Approvals. The shareholders of IBG and IBI shall have approved this Agreement and the transactions contemplated hereby by the requisite vote. The holders of no more than 5% of the IBI Shares shall have exercised and not forfeited their statutory dissenters’ rights under the TBOC.

Section 8.10. Termination of Employee Benefit Plans and Agreements. All Employee Plans shall have been terminated in accordance with the respective terms of such Employee Plans, the Code, ERISA and all other applicable laws and regulations and the affected participants shall have been notified of such terminations. IBI and Integrity Bank shall have paid or accrued for the amounts and liabilities owed under the Employment Contracts as set forth on Confidential Schedule 3.20. IBI shall have delivered the executed Employment Contract Acknowledgements signed by all applicable directors and officers of IBI and Integrity Bank.

Section 8.11. Registration Statement. The Registration Statement covering the IBG Shares to be issued in the Merger shall have become effective under the Securities Act and no stop order suspending such effectiveness shall be in effect, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness shall have been initiated, continuing, or have been threatened and be unresolved, and all necessary approvals under state securities laws relating to the issuance or trading of the IBG Share to be issued in the Merger shall have been received.

Section 8.12. Listing. The IBG Shares to be issued to the IBI shareholders as the Merger Consideration in the Merger shall have been approved for listing on the Nasdaq and such approval shall not have been withdrawn or revoked.

Section 8.13. Additional Agreements. The Additional Agreements executed contemporaneously with the execution of this Agreement shall not have been terminated and shall remain in full force and effect.

Section 8.14. Tax Opinion. IBG shall have received an opinion (reasonably acceptable in form and substance to IBG) from Andrews Kurth Kenyon LLP, dated as of the Closing Date, to the effect that for federal income tax purposes (i) the Merger will be treated as a reorganization within the meaning of § 368(a) of the Code, (ii) each of IBG and IBI will be a party to such reorganization within the meaning of § 368(b) of the Code, (iii) the Bank Merger will be treated as a reorganization within the meaning of § 368(a) of the Code, and (iv) each of Independent Bank and Integrity Bank will be a party to such reorganization within the meaning of § 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified. Such opinion will be based upon representations of the Parties contained in this Agreement and in the tax representation letters described in Section  1.13(C).

Section 8.15. Options. All Non-Exercising Option Holders shall have signed and delivered Option Cancellation Agreements to IBG prior to the Calculation Date.

Section 8.16. Termination of Subsidiary. IBI Liquidating Corporation shall have been terminated and dissolved.

ARTICLE IX

TERMINATION AND ABANDONMENT

Section 9.01. Right of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time before the Effective Time (except as otherwise set forth in this Section 9.01), whether before or after approval by the IBI or IBG shareholders as follows, and in no other manner:

A. By the mutual written consent of IBI and IBG, duly authorized by the IBI Board and the IBG Board, respectively.

B. By either IBI or IBG (if the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions precedent to such party’s obligations to close specified in ARTICLES VII and VIII, respectively, shall not have been satisfied on or before June 30, 2018; (the “Closing Date Deadline”); provided, however that if conditions precedent have not been satisfied by the Closing Date Deadline because approval of this Agreement or any other agreement contemplated hereby from any Regulatory Agency whose approval is required to consummate such transactions (the “Regulatory Approval”) has not been received and such delay in the receipt of Regulatory Approval is not the result of a public comment or protest made in connection with an application for Regulatory Approval (a “Protest”), then either IBI or IBG can unilaterally extend the Closing Date Deadline by up to 30 days by providing written notice thereof to the other; and further provided that, if Regulatory Approval has not been received and such delay in the receipt of Regulatory Approval is the result of a Protest, then the Closing Date Deadline shall automatically, without action by either party, be extended to December 31, 2018.

C. By either IBG or IBI if any application for approval of the transactions contemplated by this Agreement or any other agreement contemplated hereby are disapproved by or withdrawn at the request of any Regulatory Agency whose approval is required to consummate such transactions or if any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining, invalidating or otherwise prohibiting this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby and such order, decree, ruling or other action shall have been final and nonappealable.

D. By IBG if there shall have been any Material Adverse Change in IBI or any IBI Subsidiary; and by IBI, if there shall have been any Material Adverse Change in IBG.

E. By IBG, if IBI shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement or any other agreement contemplated hereby, and such failure shall not have been cured within a period of thirty (30) calendar days after written notice from IBG.

F. By IBI, if IBG shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement or any other agreement contemplated hereby, and such failure shall not have been cured within a period of thirty (30) calendar days after written notice from IBI.

G. By IBG, in accordance with the provisions of Section 5.12 (Environmental Investigation).

H. By either IBG or IBI, if the shareholders of IBI shall not have approved this Agreement and the Merger by the requisite vote at the meeting of such shareholders, or any adjournment or postponement thereof, called for such purpose.

I. By IBI at any time in order to concurrently enter into an acquisition agreement or similar agreement (each, an “Acquisition Agreement”) with respect to a Superior Proposal which has been received and considered by IBI and the IBI Board in accordance with all of the requirements of Section 5.10 hereof.

J. By IBG, if the IBI Board shall have (i) recommended to the shareholders of IBI that they tender their shares in a tender or exchange offer commenced by an un-Affiliated third party for more than 15% of the outstanding IBI Shares, (ii) effected a Change in Recommendation or recommended to the IBI shareholders acceptance or approval of any alternative Acquisition Proposal, or (iii) notified IBG in writing that IBI intends to accept a Superior Proposal.

Section 9.02. Notice of Termination. The power of termination provided for by Section 9.01 may be exercised only by a notice given in writing, as provided for in Section  11.07.

Section 9.03. Effect of Termination. In the event of the termination of this Agreement and abandonment of the Merger pursuant to the provisions of Section 9.01, no party to this Agreement shall have any further liability or obligation in respect of this Agreement, except that (A) the provisions of ARTICLE X and Sections 9.03, 9.04, 11.02, 11.03, 11.08, 11.11 and 11.12 shall survive any such termination of the Agreement and abandonment of the Merger and (B) notwithstanding anything to the contrary, neither IBG nor IBI shall be relieved or released from any liabilities or damages arising out of its fraud or willful breach of any provision of this Agreement.

Section 9.04. IBI Termination Fee. To compensate IBG for entering into this Agreement, taking actions to consummate the transactions contemplated hereunder and incurring the costs and expenses related thereto and other losses and expenses, including foregoing the pursuit of other opportunities, IBI and IBG agree as follows:

A. If IBG is not in material breach of any covenant or obligation under this Agreement, IBI shall pay to IBG the sum of $4,650,000 (the “Termination Fee”) if this Agreement is terminated (i) by IBI under the provisions of Section 9.01(I), (ii) by either IBG or IBI under the provisions of Section 9.01(H) and, if either (1) at the time of any failure by the shareholders of IBI to approve and adopt this Agreement and the Merger, there shall exist an Acquisition Proposal with respect to IBI that has not been withdrawn before the IBI Meeting or (2) within twelve months of the termination of this Agreement, IBI enters into a definitive agreement with any third party with respect to any Acquisition Proposal, or (iii) by IBG under the provisions of Section 9.01(J). IBI’s obligation to pay the Termination Fee pursuant to this Section 9.04(A) shall survive the termination of this Agreement.

B. Any payment required by Section 9.04(A) shall become payable within two business days after receipt by the non-terminating party of written notice of termination of this Agreement and shall be paid by wire transfer of immediately available funds.

C. If IBI pays the Termination Fee in connection with its termination of this Agreement pursuant to Sections 9.01(H), 9.01(I) or 9.01(J), such amount shall be the sole remedy available to IBG in the event of any such termination of this Agreement.

ARTICLE X

CONFIDENTIAL INFORMATION

Section 10.01. Definition of “Recipient,” “Disclosing Party” and “Representative”. For purposes of this ARTICLE X, the term “Recipient” means the party receiving the Subject Information (as such term is defined in Section 10.02) and the term “Disclosing Party” means the party furnishing the Subject Information. The terms “Recipient” or “Disclosing Party,” as used herein, include: (A) all persons and entities related to or affiliated in any way with the Recipient or the Disclosing Party, as the case may be, and (B) any Affiliate the Recipient or the Disclosing Party, as the case may be. The term “Representative,” as used in this ARTICLE X, shall include all directors, officers, shareholders, employees, representatives, advisors, attorneys, accountants and agents of the Recipient or the Disclosing Party, as the case may be. The term “person” as used in this ARTICLE X shall be broadly interpreted to include, without limitation, any corporation, company, group, partnership, Governmental Authority or individual.

Section 10.02. Definition of “Subject Information”. For purposes of this ARTICLE X, the term “Subject Information” means all information furnished to the Recipient or its Representatives (whether prepared by the Disclosing Party, its Representatives or otherwise and whether or not identified as being nonpublic, confidential or proprietary) by or on behalf of the Disclosing Party or its Representatives relating to or involving the business, operations or affairs of the Disclosing Party or otherwise in possession of the Disclosing Party. The term “Subject Information” shall not include information that (A) was already in the Recipient’s possession at the time it was first furnished to Recipient by or on behalf of Disclosing Party, if such information is not known by the Recipient to be subject to another confidentiality agreement with or other obligation of secrecy to the Disclosing Party, its Subsidiaries or another party, or (B) becomes generally available to the public other than as a result of a disclosure by the Recipient or its Representatives, or (C) becomes available to the Recipient on a nonconfidential basis from a source other than the Disclosing Party, its Representative or otherwise, if such source is not known by the Recipient to be bound by a confidentiality agreement with or other obligation of secrecy to the Disclosing Party, its Representative or another party.

Section 10.03. Confidentiality. Each Recipient hereby agrees that the Subject Information will be used solely for the purpose of reviewing and evaluating the transactions contemplated by this Agreement and any other agreement contemplated hereby, and that the Subject Information will be kept confidential by the Recipient and the Recipient’s Representatives; but (A) any of such Subject Information may be disclosed to the Recipient’s Representatives (including the Recipient’s accountants, attorneys and investment bankers) who need to know such Subject Information for the purpose of evaluating any such possible transaction between the Disclosing Party and the Recipient (it being understood that such Representatives shall be informed by the Recipient of the confidential nature of such Subject Information and that the Recipient shall direct and cause such persons to treat such Subject Information confidentially); (B) any of such Subject Information may be disclosed by a Recipient who has been ordered by a court to do so or is required by law to do so provided Recipient has notified the Disclosing Party before such disclosure and cooperates with the Disclosing Party if the Disclosing Party elects to pursue legal means to contest and avoid the disclosure; and (C) any disclosure of such Subject Information may be made to which the Disclosing Party expressly consents in writing before any such disclosure by Recipient. For the avoidance of doubt, a Recipient is prohibited from, and shall be responsible for any of its Representatives who, use the Subject Information, directly or indirectly, to (Y) call on, service or solicit customers of the Disclosing Party or (Z) interfere with or damage (or attempt to interfere with or damage) any relationship between any such customer and the Disclosing Party.

Section 10.04. Securities Law Concerns. Each Recipient hereby acknowledges that the Recipient is aware, and the Recipient will advise the Recipient’s Representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws prohibit any person who has received material, nonpublic information from an issuer of securities from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

Section 10.05. Return of Subject Information. If this Agreement is terminated for any reason, the Recipient shall promptly return to the Disclosing Party all written material containing or reflecting any of the Subject Information, other than information contained in any application, notice or other document filed with any Governmental Authority and not returned to the Recipient by such Governmental Authority. In making any such filing, the Recipient will request confidential treatment of such Subject Information included in any application, notice or other document filed with any Governmental Authority.

ARTICLE XI

MISCELLANEOUS

Section 11.01. No Survival of Representations and Warranties. The parties hereto agree that all of the representations, warranties and covenants contained in this Agreement shall terminate and be extinguished at

Closing, except for those covenants that specifically require performance after the Closing. Nothing in this Section 11.01 shall limit or otherwise affect the remedies available to IBG or IBI, as the case may be, with respect to a cause of action arising out of an intentional misrepresentation by IBI or IBG, respectively.

Section 11.02. Expenses. Except as specifically provided in this Agreement, all costs and expenses incurred in connection with this Agreement and all agreements and documents contemplated hereby, and the consummation of the transactions contemplated hereby and thereby, shall be borne and paid by the party incurring such costs or expenses.

Section 11.03. Brokerage Fees and Commissions.

A. IBI does not have any responsibility or liability for any fees, expenses or commissions payable to any agent, representative or broker of IBI or any IBI Subsidiary except as set forth on Confidential Schedule 11.03(A), and IBI hereby agrees to indemnify and hold harmless IBG for any amounts owed to any other agent, representative or broker of IBI or any IBI Subsidiary.

B. IBG does not have any responsibility or liability for any fees, expenses or commissions payable to any agent, representative or broker of IBG or Independent Bank except as set forth in Confidential Schedule 11.03(B), and IBG hereby agrees to indemnify and hold harmless IBI for any amounts owed to any other agent, representative or broker of IBG or Independent Bank.

Section 11.04. Entire Agreement. This Agreement (including the documents and instruments referred to herein) and the other agreements, documents, schedules and instruments executed and delivered by the parties to each other at the Closing constitute the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof, and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement shall be binding unless hereafter or contemporaneously herewith made in writing and signed by the party to be bound, and no modification shall be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement. Each party to this Agreement acknowledges that, in executing and delivering this Agreement, it has relied only on the written representations, warranties and promises of the other parties hereto that are contained herein or in the other agreements executed by the parties contemporaneously with or, if contemplated hereby, subsequent to the execution of this Agreement, and has not relied on the oral statements of any other party or its representatives.

Section 11.05. [Reserved].

Section 11.06. Severability. If any term or other provision of this Agreement is held to be illegal, invalid or unenforceable by any rule of law or public policy, such term or provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof, and all other conditions and provisions of this Agreement shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or unenforceable, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.

Section 11.07. Notices. All notices, requests, claims, demands, instructions and other communications required or permitted to be given under this Agreement after the date hereof by any party hereto to any other party shall be in writing; and may be delivered personally, by nationally-recognized overnight courier service, by

United States mail, or by e-mail or facsimile transmission, to such party at the address or transmission numbers set forth below:

A. If given to IBI, or to an officer thereof, in such officer’s official capacity, at IBI’s mailing address or transmission number set forth below (or such address or transmission number as IBI may give notice to IBG by like notice):

Charles M. Neff, Jr.

President

Integrity Bancshares, Inc.

4040 Washington Avenue

Houston, Texas 77007

Facsimile: 713-335-8740

Email: cneff@ibanktx.com

with a copy (which shall not constitute notice) to:

James L. Pledger

Jackson Walker L.L.P.

100 Congress Ave.

Suite 1100

Austin, Texas 78701

Facsimile: 512-391-2137

Email: jpledger@jw.com

B. If given to IBG, or to an officer thereof, in such officer’s official capacity, at IBG’s mailing address or transmission number set forth below (or such address or transmission number as IBG may give notice to IBI by like notice):

Mr. David Brooks

Chairman of the Board and CEO

Independent Bank Group, Inc.

1600 Redbud Blvd., Suite 400

McKinney, TX 75069

Facsimile: 972-562-5496

Email: drbrooks@ibtx.com

with a copy (which shall not constitute notice) to:

Mark Haynie, Esq.

Haynie Rake Repass & Klimko, P.C.

14643 Dallas Parkway, Suite 550

Dallas, Texas 75254

Facsimile: (972) 716-1850

Email: mark@hrrpc.com

Any notice given pursuant to this Agreement shall be effective (i) in the case of personal delivery, e-mail or facsimile transmission, when received; (ii) in the case of mail, upon the earlier of actual receipt or three business days after deposit with the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (iii) in the case of nationally-recognized overnight courier service, one business day after delivery to the courier service together with all appropriate fees or charges and instructions for overnight delivery.

Section 11.08. GOVERNING LAW; VENUE. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF EACH OF THE PARTIES SUBJECT TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS WITHOUT

REGARD TO THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS. IF A DISPUTE ARISES UNDER OR ARISES RELATED TO THIS AGREEMENT, THE PARTIES IRREVOCABLY AGREE THAT VENUE FOR SUCH DISPUTE SHALL LIE EXCLUSIVELY IN ANY COURT OF COMPETENT JURISDICTION IN COLLIN COUNTY, TEXAS.

Section 11.09. Multiple Counterparts; Electronic Transmission. For the convenience of the parties hereto, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all counterparts hereof so executed by the parties hereto, whether or not such counterpart shall bear the execution of each of the parties hereto, shall be deemed to be, and shall be construed as, one and the same Agreement. An e-mail, facsimile or other electronic transmission of a signed counterpart of this Agreement shall be sufficient to bind the party or parties whose signature(s) appear thereon.

Section 11.10. Certain Definitions.

A. “Affiliate” means any business entity, bank, or person that, directly or indirectly, controls, is controlled by, or is under common control with, such person in question. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) as used with respect to any business entity, bank, or person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities or by contract or otherwise.

B. “Best Knowledge” means the actual knowledge of executive officers of IBG or IBI, as applicable, with respect to a particular matter, after reasonable inquiry.

C. “Environmental Laws” means any applicable federal, state, or local laws or regulations, codes, or ordinances, now in effect and in each case as amended to date, including any judicial or administrative order, consent decree, judgment relating to pollution or protection of public or employee health or safety or the environment, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. §9601, et seq.; the Hazardous Materials Transportation Authorization Act, as amended 49 U.S.C. §5101, et. seq.; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. §6901, et. seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1201, et. seq.; the Toxic Substances Control Act, 15 U.S.C. §2601, et. seq.; the Clean Air Act, 42 U.S.C. §7401, et. seq.; and the Safe Drinking Water Act, 42 U.S.C. §300f. et. seq.

D. “Governmental Authority” means any United States or foreign federal, state or local court, administrative agency, commission or other governmental authority, Regulatory Agency or instrumentality thereof, in each case, of competent jurisdiction.

E. “Hazardous Material” means any pollutant, contaminant, chemical, or toxic or hazardous substance, constituent, material or waste, or any other chemical, substances, constituent or waste including petroleum, including crude oil or any fraction thereof, or any petroleum product, defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Laws, or which is in any way regulated as hazardous or toxic by any federal, state or local government authority, agency or instrumentality, including mixtures thereof with other materials, and including any regulated building materials such as asbestos and lead, but notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of the business of IBI or any IBI Subsidiary in compliance with all Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

F. “Investment Securities” means a security held by Integrity Bank and reflected as an asset of Integrity Bank in accordance with RAP.

G. “Material Adverse Change” means any material adverse change in the financial condition, assets, properties, liabilities (absolute, accrued, contingent or otherwise), reserves, business or results of operations other than, in each case, any change, circumstance, event or effect relating to (i) any change occurring after the date hereof in any federal or state law, rule or regulation, which change affects banking institutions and their holding companies generally, including any change affecting the Deposit Insurance Fund administered by the FDIC, (ii) changes in general economic, legal, regulatory or political conditions affecting financial institutions generally, including changes in interest rates, credit availability and liquidity and currency exchange rates unless such changes have a materially disproportionate adverse effect on a Party relative to similarly situated Texas domiciled banks, (iii) general changes in credit markets or general downgrades in credit markets unless such changes have a materially disproportionate adverse effect on a Party relative to similarly situated Texas domiciled banks, (iv) changes in GAAP or RAP that affect financial institutions generally; (v) changes resulting from reasonable expenses (such as customary legal, accounting and investment advisor fees) incurred in connection with this Agreement, (vi) changes resulting from, acts of terrorism or war unless such changes have a materially disproportionate adverse effect on a Party relative to similarly situated Texas domiciled banks, (vii) changes resulting from payments of any amounts due, or the provision of any benefits to, any officer or employee under employment, change in control or severance agreements in effect as of the date hereof, or (viii) actions and omissions of IBG, Independent Bank, IBI or Integrity Bank taken at the request, or with the prior written consent, of the other party hereto in contemplation of the transactions contemplated hereby. Further, changes in the sales price per IBG Share on the Nasdaq shall not be a Material Adverse Change with respect to IBG.

H. “Property” or “Properties” means all real property owned or leased by IBI or any IBI Subsidiary, including properties that any IBI Subsidiary has foreclosed on as well as their respective premises and all improvements and fixtures thereon.

I. “Regulatory Agency” means (i) the SEC, (ii) any self-regulatory organization, (iii) the FRB, (iv) the FDIC, (v) the TDB, and (vi) any other federal or state governmental or regulatory agency or authority.

J. “Subsidiary” means, when used with reference to any entity, any corporation, a majority of the outstanding voting securities of which are owned, directly or indirectly, by such entity or any partnership, joint venture or other enterprise in which such entity has, directly or indirectly, any equity interest.

Section 11.11. Specific Performance. Each of the parties hereto acknowledges that the other party would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party shall be entitled to seek temporary and/or permanent injunction or injunctions to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which such other party may be entitled, at law or in equity.

Section 11.12. Attorneys’ Fees and Costs. If attorneys’ fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party shall be entitled to recover reasonable attorneys’ fees and costs incurred therein.

Section 11.13. Rules of Construction. When a reference is made in this Agreement to an Article, Section, Exhibit or Confidential Schedule, such reference shall be to an Article or Section of, or an Exhibit or Confidential Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender shall be deemed to include the other genders. Each use herein of the plural shall include the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors or assigns.

Section 11.14. Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement shall be binding upon, and inure to the benefit of and be enforceable by, the parties hereto and their respective heirs, successors, representatives and permitted assigns. Nothing expressed or referred to herein is intended or shall be construed to give any person other than the parties hereto any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provision herein contained, it being the intention of the parties hereto that this Agreement, the assumption of obligations and statements of responsibilities hereunder, and all other conditions and provisions hereof are for the sole benefit of the parties to this Agreement and for the benefit of no other person. Nothing in this Agreement shall act to relieve or discharge the obligation or liability of any third party to any party to this Agreement, nor shall any provision give any third party any right of subrogation or action over or against any party to this Agreement. Notwithstanding any other provision of this Agreement, it is specifically intended by the parties to this Agreement that the persons entitled to the benefits of the covenants contained in Section 6.15 and Section 6.16 are third-party beneficiaries solely with respect to such sections. No party to this Agreement shall assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other party. Any assignment made or attempted in violation of this Section  11.14 shall be void and of no effect.

Section 11.15. Public Disclosure. None of IBG, Independent Bank, IBI or any IBI Subsidiary will make, issue or release, or cause to be made, issued or released, any announcement, statement, press release, acknowledgment or other public disclosure of the existence, terms, conditions or status of this Agreement or the transactions contemplated hereby without the prior written consent of the other parties to this Agreement. Notwithstanding the foregoing, IBG and IBI, upon prior notice to the other party, will be permitted to make (i) disclosure to their own officers, directors, employees and shareholders, and (ii) any public disclosures or governmental filings as legal counsel may deem necessary to maintain compliance with or to prevent violations of applicable federal or state laws or regulations or that may be necessary to obtain regulatory approval for the transactions contemplated hereby.

Section 11.16. Extension; Waiver. At any time before the Closing Date, the parties hereto, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party in the manner provided in Section 11.17, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No party to this Agreement shall by any act (except by a written instrument given pursuant to Section 11.17) be deemed to have waived any right or remedy hereunder or to have acquiesced in any breach of any of the terms and conditions hereof. No failure to exercise, nor any delay in exercising any right, power or privilege hereunder by any party hereto shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion shall not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder.

Section 11.17. Amendments. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of this Agreement by the IBI shareholders; but after the approval of this Agreement by the IBI shareholders, there shall not be, without the further approval of the IBI shareholders, any amendment of this Agreement that decreases the consideration to be paid for the IBI Shares pursuant to Section 1.05 that materially and adversely affects the rights of the IBI shareholders hereunder. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

[Signature Page to Follow]

[Signature Page to Agreement and Plan of Reorganization]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

INDEPENDENT BANK GROUP, INC.

By:	/s/ David R. Brooks
David R. Brooks
Chairman of the Board and CEO

INTEGRITY BANCSHARES, INC.

By:	/s/ Charles M. Neff, Jr.
Charles M. Neff, Jr.
President

(End of Appendix A)

APPENDIX B—FAIRNESS OPINION OF SANDLER O’NEILL & PARTNERS, L.P.

November 27, 2017

Board of Directors

Integrity Bancshares, Inc.

4040 Washington Avenue

Houston, TX 77007

Ladies and Gentlemen:

Integrity Bancshares, Inc. (the “IBI”) and Independent Bank Group, Inc. (“IBG”) are proposing to enter into an Agreement and Plan of Reorganization (the “Agreement”) pursuant to which IBI will merge with and into IBG, with IBG being the surviving corporation (the “Merger”). Pursuant to the terms of the Agreement, at the Effective Time, all of the common shares of IBI, par value $0.01 per share (“IBI Shares”), outstanding immediately before the Effective Time will be converted into the right to receive (i) an aggregate of $31,600,000 in cash (the “Aggregate Cash Consideration”), net of the Aggregate Non-Exercising Option Holder Payment, and (ii) an aggregate of 2,072,131 IBG Shares (together with the Aggregate Cash Consideration, the “Aggregate Merger Consideration”), subject to certain adjustments as set forth in the Agreement (as to which we express no opinion). Capitalized terms used herein without definition have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Aggregate Merger Consideration to the holders of IBI Shares.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated November 22, 2017; (ii) certain publicly available financial statements and other historical financial information of IBI and Integrity Bank SSB, a wholly-owned subsidiary of IBI, that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of IBG that we deemed relevant; (iv) certain internal financial projections for IBI for the years ending December 31, 2017 and December 31, 2018 as well as estimated annual long-term balance sheet and earnings growth rates and dividend assumptions for IBI for the years thereafter, as provided by the senior management of IBI; (v) publicly available consensus mean analyst earnings per share estimates for IBG for the quarter ending December 31, 2017 and the years ending December 31, 2018 and December 31, 2019, as well as an estimated annual long-term earnings per share growth rate and dividend assumptions for IBG for the years thereafter, as provided by the senior management of IBG; (vi) the pro forma financial impact of the Merger on IBG based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as assumptions relating to IBI tangible equity at the time of closing of the Merger, anticipated regulatory costs and the offering of an estimated amount of securities by IBG in connection with the Merger, as provided by the senior management of IBG; (vii) the publicly reported historical price and trading activity for IBG Shares, including a comparison of certain stock market information for IBG Shares and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded; (viii) a comparison of certain financial information for IBI and IBG with similar institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on a statewide and nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of IBI the business, financial condition, results of operations and prospects of IBI and held similar discussions with certain members of the senior management of IBG and its representatives regarding the business, financial condition, results of operations and prospects of IBG.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by IBI or IBG or their respective representatives or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have relied on the assurances of the respective managements of IBI and IBG that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of IBI or IBG or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of IBI or IBG. We did not make an independent evaluation of the adequacy of the allowance for loan losses of IBI or IBG, or of the combined entity after the Merger, and we have not reviewed any individual credit files relating to IBI or IBG. We have assumed, with your consent, that the respective allowances for loan losses for both IBI and IBG are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for IBI for the years ending December 31, 2017 and December 31, 2018 as well as estimated annual long-term balance sheet and earnings growth rates and dividend assumptions for IBI for the years thereafter, as provided by the senior management of IBI. In addition, Sandler O’Neill used publicly available consensus mean analyst earnings per share estimates for IBG for the quarter ending December 31, 2017 and the years ending December 31, 2018 and December 31, 2019, as well as an estimated annual long-term earnings per share growth rate and dividend assumptions for IBG for the years thereafter, as provided by the senior management of IBG. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as assumptions relating to IBI tangible equity at the time of closing of the Merger, anticipated regulatory costs and the offer and the offering of an estimated amount of securities by IBG in connection with the Merger, as provided by the senior management of IBG. With respect to the foregoing information, the respective senior managements of IBI and IBG confirmed to us that such information reflected (or, in the case of the publicly available consensus mean analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective senior managements as to the future financial performance of IBI and IBG, respectively, and the other matters covered thereby, and we assumed that the future financial performance reflected in such information would be achieved. We express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of IBI or IBG since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that IBI and IBG will remain as going concerns for all periods relevant to our analysis.

We have assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on IBI, IBG or the Merger or any related transaction, (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice that IBI has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of IBG Shares at any time or what the value of IBG Shares will be once it is actually received by the holders of IBI Shares.

We have acted as IBI’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the transaction fee which will become payable to Sandler O’Neill on the day of closing of the Merger. IBI has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. We have not provided any other investment banking services to IBI in the two years preceding the date of this opinion. In the two years preceding the date of this opinion, we have provided certain investment banking services to IBG and received fees for such services. We were engaged to provide financial advisory services to IBG in 2015, and we acted as a book-running manager for IBG in connection with an offering of subordinated notes and an offering of IBG Shares in 2016. In addition, as we have previously disclosed to IBI, it is expected that Sandler O’Neill will act as a co-manager in connection with the offer and sale of securities by IBTX, which offering may be completed during the pendency of the Merger. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to IBG and its affiliates. We may also actively trade the equity and debt securities of IBG and its affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of IBI in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of IBI as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Aggregate Merger Consideration to the holders of IBI Common Shares and does not address the underlying business decision of IBI to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement (including any adjustments to the consideration in the Merger pursuant to the Agreement), the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for IBI or the effect of any other transaction in which IBI might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director or employee of IBI or IBG, or any class of such persons, if any, relative to the compensation to be received in the Merger by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Merger Consideration is fair to holders of IBI Common Shares from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

SANDLER O’NEILL & PARTNERS, L.P.

(End of Appendix B)

APPENDIX C—RIGHTS OF DISSENTING OWNERS:

Chapter 10, Subchapter H of the TEXAS BUSINESS ORGANIZATIONS CODE

CHAPTER 10. MERGERS, INTEREST EXCHANGES,

CONVERSIONS, AND SALES OF ASSETS

SUBCHAPTER H. RIGHTS OF DISSENTING OWNERS

§ 10.351. APPLICABILITY OF SUBCHAPTER.

(a) This subchapter does not apply to a fundamental business transaction of a domestic entity if, immediately before the effective date of the fundamental business transaction, all of the ownership interests of the entity otherwise entitled to rights to dissent and appraisal under this code are held by one owner or only by the owners who approved the fundamental business transaction.

(b) This subchapter applies only to a “domestic entity subject to dissenters’ rights,” as defined in Section 1.002. That term includes a domestic for-profit corporation, professional corporation, professional association, and real estate investment trust. Except as provided in Subsection (c), that term does not include a partnership or limited liability company.

(c) The governing documents of a partnership or a limited liability company may provide that its owners are entitled to the rights of dissent and appraisal provided by this subchapter, subject to any modification to those rights as provided by the entity’s governing documents.

§ 10.352. DEFINITIONS.

In this subchapter:

(1) “Dissenting owner” means an owner of an ownership interest in a domestic entity subject to dissenters’ rights who:

(A) provides notice under Section 10.356; and

(B) complies with the requirements for perfecting that owner’s right to dissent under this subchapter.

(2) “Responsible organization” means:

(A) the organization responsible for:

(i) the provision of notices under this subchapter; and

(ii) the primary obligation of paying the fair value for an ownership interest held by a dissenting owner;

(B) with respect to a merger or conversion:

(i) for matters occurring before the merger or conversion, the organization that is merging or converting; and

(ii) for matters occurring after the merger or conversion, the surviving or new organization that is primarily obligated for the payment of the fair value of the dissenting owner’s ownership interest in the merger or conversion;

(C) with respect to an interest exchange, the organization the ownership interests of which are being acquired in the interest exchange; and

(D) with respect to the sale of all or substantially all of the assets of an organization, the organization the assets of which are to be transferred by sale or in another manner.

§ 10.353. FORM AND VALIDITY OF NOTICE.

(a) Notice required under this subchapter:

(1) must be in writing; and

(2) may be mailed, hand-delivered, or delivered by courier or electronic transmission.

(b) Failure to provide notice as required by this subchapter does not invalidate any action taken.

§ 10.354. RIGHTS OF DISSENT AND APPRAISAL.

(a) Subject to Subsection (b), an owner of an ownership interest in a domestic entity subject to dissenters’ rights is entitled to:

(1) dissent from:

(A) a plan of merger to which the domestic entity is a party if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of merger;

(B) a sale of all or substantially all of the assets of the domestic entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the sale;

(C) a plan of exchange in which the ownership interest of the owner is to be acquired;

(D) a plan of conversion in which the domestic entity is the converting entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of conversion; or

(E) a merger effected under Section 10.006 in which:

(i) the owner is entitled to vote on the merger; or

(ii) the ownership interest of the owner is converted or exchanged; and

(2) Subject to compliance with the procedures set forth in this subchapter, obtain the fair value of that ownership interest through an appraisal.

(b) Notwithstanding Subsection (a), subject to Subsection (c), an owner may not dissent from a plan of merger or conversion in which there is a single surviving or new domestic entity or noncode organization, or from a plan of exchange, if:

(1) the ownership interest, or a depository receipt in respect of the ownership interest, held by the owner is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are, on the record date set for purposes of determining which owners are entitled to vote on the plan of merger, conversion, or exchange, as appropriate:

(A) listed on a national securities exchange; or

(B) held of record by at least 2,000 owners;

(2) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner, other than cash instead of fractional shares or interests the owner would otherwise be entitled to receive; and

(3) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration other than:

(A) ownership interests, or depository receipts in respect of ownership interests, of a domestic entity or noncode organization of the same general organizational type that, immediately after the effective date of the merger, conversion, or exchange, as appropriate, will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are:

(i) listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or

(ii) held of record by at least 2,000 owners;

(B) cash instead of fractional ownership interests the owner would otherwise be entitled to receive; or

(C) any combination of the ownership interests and cash described by Paragraphs (A) and (B).

(c) Subsection (b) shall not apply to a domestic entity that is a subsidiary with respect to a merger under Section 10.006.

§ 10.355. NOTICE OF RIGHT OF DISSENT AND APPRAISAL.

(a) A domestic entity subject to dissenters’ rights that takes or proposes to take an action regarding which an owner has a right to dissent and obtain an appraisal under Section 10.354 shall notify each affected owner of the owner’s rights under that section if:

(1) the action or proposed action is submitted to a vote of the owners at a meeting; or

(2) approval of the action or proposed action is obtained by written consent of the owners instead of being submitted to a vote of the owners.

(b) If a parent organization effects a merger under Section 10.006 and a subsidiary organization that is a party to the merger is a domestic entity subject to dissenters’ rights, the responsible organization shall notify the owners of that subsidiary organization who have a right to dissent to the merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. The notice must also include a copy of the certificate of merger and a statement that the merger has become effective.

(c) A notice required to be provided under Subsection (a) or (b) must:

(1) be accompanied by a copy of this subchapter; and

(2) advise the owner of the location of the responsible organization’s principal executive offices to which a notice required under Section 10.356(b)(1) or (3) may be provided.

(d) In addition to the requirements prescribed by Subsection (c), a notice required to be provided under Subsection (a)(1) must accompany the notice of the meeting to consider the action, and a notice required under Subsection (a)(2) must be provided to:

(1) each owner who consents in writing to the action before the owner delivers the written consent; and

(2) each owner who is entitled to vote on the action and does not consent in writing to the action before the 11th day after the date the action takes effect.

(e) Not later than the 10th day after the date an action described by Subsection (a)(1) takes effect, the responsible organization shall give notice that the action has been effected to each owner who voted against the action and sent notice under Section 10.356(b)(1).

§ 10.356. PROCEDURE FOR DISSENT BY OWNERS AS TO ACTIONS; PERFECTION OF RIGHT OF DISSENT AND APPRAISAL.

(a) An owner of an ownership interest of a domestic entity subject to dissenters’ rights who has the right to dissent and appraisal from any of the actions referred to in Section 10.354 may exercise that right to dissent and appraisal only by complying with the procedures specified in this subchapter. An owner’s right of dissent and appraisal under Section 10.354 may be exercised by an owner only with respect to an ownership interest that is not voted in favor of the action.

(b) To perfect the owner’s rights of dissent and appraisal under Section 10.354, an owner:

(1) if the proposed action is to be submitted to a vote of the owners at a meeting, must give to the domestic entity a written notice of objection to the action that:

(A) is addressed to the entity’s president and secretary;

(B) states that the owner’s right to dissent will be exercised if the action takes effect;

(C) provides an address to which notice of effectiveness of the action should be delivered or mailed; and

(D) is delivered to the entity’s principal executive offices before the meeting;

(2) with respect to the ownership interest for which the rights of dissent and appraisal are sought:

(A) must vote against the action if the owner is entitled to vote on the action and the action is approved at a meeting of the owners; and

(B) may not consent to the action if the action is approved by written consent; and

(3) must give to the responsible organization a demand in writing that:

(A) is addressed to the president and secretary of the responsible organization;

(B) demands payment of the fair value of the ownership interests for which the rights of dissent and appraisal are sought;

(C) provides to the responsible organization an address to which a notice relating to the dissent and appraisal procedures under this subchapter may be sent;

(D) states the number and class of the ownership interests of the domestic entity owned by the owner and the fair value of the ownership interests as estimated by the owner; and

(E) is delivered to the responsible organization at its principal executive offices at the following time:

(i) not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(e) that the action has taken effect, if the action was approved by a vote of the owners at a meeting;

(ii) not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(d)(2) that the action has taken effect, if the action was approved by the written consent of the owners; or

(iii) not later than the 20th day after the date the responsible organization sends to the owner a notice that the merger was effected, if the action is a merger effected under Section 10.006.

(c) An owner who does not make a demand within the period required by Subsection (b)(3)(E) or, if Subsection (b)(1) is applicable, does not give the notice of objection before the meeting of the owners is bound by the action and is not entitled to exercise the rights of dissent and appraisal under Section 10.354.

(d) Not later than the 20th day after the date an owner makes a demand under Subsection (b)(3), the owner must submit to the responsible organization any certificates representing the ownership interest to which the demand relates for purposes of making a notation on the certificates that a demand for the payment of the fair value of an ownership interest has been made under this section. An owner’s failure to submit the certificates within the required period has the effect of terminating, at the option of the responsible organization, the owner’s rights to dissent and appraisal under Section 10.354 unless a court, for good cause shown, directs otherwise.

(e) If a domestic entity and responsible organization satisfy the requirements of this subchapter relating to the rights of owners of ownership interests in the entity to dissent to an action and seek appraisal of those ownership interests, an owner of an ownership interest who fails to perfect that owner’s right of dissent in accordance with this subchapter may not bring suit to recover the value of the ownership interest or money damages relating to the action.

§ 10.357. WITHDRAWAL OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.

(a) An owner may withdraw a demand for the payment of the fair value of an ownership interest made under Section 10.356 before:

(1) payment for the ownership interest has been made under Sections 10.358 and 10.361; or

(2) a petition has been filed under Section 10.361.

(b) Unless the responsible organization consents to the withdrawal of the demand, an owner may not withdraw a demand for payment under Subsection (a) after either of the events specified in Subsections (a)(1) and (2).

§ 10.358. RESPONSE BY ORGANIZATION TO NOTICE OF DISSENT AND DEMAND FOR FAIR VALUE BY DISSENTING OWNER.

(a) Not later than the 20th day after the date a responsible organization receives a demand for payment made by a dissenting owner in accordance with Section 10.356(b)(3), the responsible organization shall respond to the dissenting owner in writing by:

(1) accepting the amount claimed in the demand as the fair value of the ownership interests specified in the notice; or

(2) rejecting the demand and including in the response the requirements prescribed by Subsection (c).

(b) If the responsible organization accepts the amount claimed in the demand, the responsible organization shall pay the amount not later than the 90th day after the date the action that is the subject of the demand was effected if the owner delivers to the responsible organization:

(1) endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2) signed assignments of the ownership interests if the ownership interests are uncertificated.

(c) If the responsible organization rejects the amount claimed in the demand, the responsible organization shall provide to the owner:

(1) an estimate by the responsible organization of the fair value of the ownership interests; and

(2) an offer to pay the amount of the estimate provided under Subdivision (1).

(d) If the dissenting owner decides to accept the offer made by the responsible organization under Subsection (c)(2), the owner must provide to the responsible organization notice of the acceptance of the offer not later than the 90th day after the date the action that is the subject of the demand took effect

(e) If, not later than the 90th day after the date the action that is the subject of the demand took effect, a dissenting owner accepts an offer made by a responsible organization under Subsection (c)(2) or a dissenting owner and a responsible organization reach an agreement on the fair value of the ownership interests, the responsible organization shall pay the agreed amount not later than the 120th day after the date the action that is the subject of the demand took effect, if the dissenting owner delivers to the responsible organization:

(1) endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2) signed assignments of the ownership interests if the ownership interests are uncertificated.

§ 10.359. RECORD OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.

(a) A responsible organization shall note in the organization’s ownership interest records maintained under Section 3.151 the receipt of a demand for payment from any dissenting owner made under Section 10.356.

(b) If an ownership interest that is the subject of a demand for payment made under Section 10.356 is transferred, a new certificate representing that ownership interest must contain:

(1) a reference to the demand; and

(2) the name of the original dissenting owner of the ownership interest.

§ 10.360. RIGHTS OF TRANSFEREE OF CERTAIN OWNERSHIP INTEREST.

A transferee of an ownership interest that is the subject of a demand for payment made under Section 10.356 does not acquire additional rights with respect to the responsible organization following the transfer. The transferee has only the rights the original dissenting owner had with respect to the responsible organization after making the demand.

§ 10.361. PROCEEDING TO DETERMINE FAIR VALUE OF OWNERSHIP INTEREST AND OWNERS ENTITLED TO PAYMENT; APPOINTMENT OF APPRAISERS.

(a) If a responsible organization rejects the amount demanded by a dissenting owner under Section 10.358 and the dissenting owner and responsible organization are unable to reach an agreement relating to the fair value of the ownership interests within the period prescribed by Section 10.358(d), the dissenting owner or responsible organization may file a petition requesting a finding and determination of the fair value of the owner’s ownership interests in a court in:

(1) the county in which the organization’s principal office is located in this state; or

(2) the county in which the organization’s registered office is located in this state, if the organization does not have a business office in this state.

(b) A petition described by Subsection (a) must be filed not later than the 60th day after the expiration of the period required by Section 10.358(d).

(c) On the filing of a petition by an owner under Subsection (a), service of a copy of the petition shall be made to the responsible organization. Not later than the 10th day after the date a responsible organization receives service under this subsection, the responsible organization shall file with the clerk of the court in which the petition was filed a list containing the names and addresses of each owner of the organization who has demanded payment for ownership interests under Section 10.356 and with whom agreement as to the value of the ownership interests has not been reached with the responsible organization. If the responsible organization files a petition under Subsection (a), the petition must be accompanied by this list.

(d) The clerk of the court in which a petition is filed under this section shall provide by registered mail notice of the time and place set for the hearing to:

(1) the responsible organization; and

(2) each owner named on the list described by Subsection (c) at the address shown for the owner on the list.

(e) The court shall:

(1) determine which owners have:

(A) perfected their rights by complying with this subchapter; and

(B) become subsequently entitled to receive payment for the fair value of their ownership interests; and

(2) appoint one or more qualified appraisers to determine the fair value of the ownership interests of the owners described by Subdivision (1).

(f) The court shall approve the form of a notice required to be provided under this section. The judgment of the court is final and binding on the responsible organization, any other organization obligated to make payment under this subchapter for an ownership interest, and each owner who is notified as required by this section.

(g) The beneficial owner of an ownership interest subject to dissenters’ rights held in a voting trust or by a nominee on the beneficial owner’s behalf may file a petition described by Subsection (a) if no agreement between the dissenting owner of the ownership interest and the responsible organization has been reached within the period prescribed by Section 10.358(d). When the beneficial owner files a petition described by Subsection (a):

(1) the beneficial owner shall at that time be considered, for purposes of this subchapter, the owner, the dissenting owner, and the holder of the ownership interest subject to the petition; and

(2) the dissenting owner who demanded payment under Section 10.356 has no further rights regarding the ownership interest subject to the petition.

§ 10.362. COMPUTATION AND DETERMINATION OF FAIR VALUE OF OWNERSHIP INTEREST.

(a) For purposes of this subchapter, the fair value of an ownership interest of a domestic entity subject to dissenters’ rights is the value of the ownership interest on the date preceding the date of the action that is the subject of the appraisal. Any appreciation or depreciation in the value of the ownership interest occurring in anticipation of the proposed action or as a result of the action must be specifically excluded from the computation of the fair value of the ownership interest.

(b) In computing the fair value of an ownership interest under this subchapter, consideration must be given to the value of the domestic entity as a going concern without including in the computation of value any control premium, any minority ownership discount, or any discount for lack of marketability. If the domestic entity has different classes or series of ownership interests, the relative rights and preferences of and limitations placed on the class or series of ownership interests, other than relative voting rights, held by the dissenting owner must be taken into account in the computation of value.

(c) The determination of the fair value of an ownership interest made for purposes of this subchapter may not be used for purposes of making a determination of the fair value of that ownership interest for another purpose or of the fair value of another ownership interest, including for purposes of determining any minority or liquidity discount that might apply to a sale of an ownership interest.

§ 10.363. POWERS AND DUTIES OF APPRAISER; APPRAISAL PROCEDURES.

(a) An appraiser appointed under Section 10.361 has the power and authority that:

(1) is granted by the court in the order appointing the appraiser; and

(2) may be conferred by a court to a master in chancery as provided by Rule 171, Texas Rules of Civil Procedure.

(b) The appraiser shall:

(1) determine the fair value of an ownership interest of an owner adjudged by the court to be entitled to payment for the ownership interest; and

(2) file with the court a report of that determination.

(c) The appraiser is entitled to examine the books and records of a responsible organization and may conduct investigations as the appraiser considers appropriate. A dissenting owner or responsible organization may submit to an appraiser evidence or other information relevant to the determination of the fair value of the ownership interest required by Subsection (b)(1).

(d) The clerk of the court appointing the appraiser shall provide notice of the filing of the report under Subsection (b) to each dissenting owner named in the list filed under Section 10.361 and the responsible organization.

§ 10.364. OBJECTION TO APPRAISAL; HEARING.

(a) A dissenting owner or responsible organization may object, based on the law or the facts, to all or part of an appraisal report containing the fair value of an ownership interest determined under Section 10.363(b).

(b) If an objection to a report is raised under Subsection (a), the court shall hold a hearing to determine the fair value of the ownership interest that is the subject of the report. After the hearing, the court shall require the responsible organization to pay to the holders of the ownership interest the amount of the determined value with interest, accruing from the 91st day after the date the applicable action for which the owner elected to dissent was effected until the date of the judgment.

(c) Interest under Subsection (b) accrues at the same rate as is provided for the accrual of prejudgment interest in civil cases.

(d) The responsible organization shall:

(1) immediately pay the amount of the judgment to a holder of an uncertificated ownership interest; and

(2) pay the amount of the judgment to a holder of a certificated ownership interest immediately after the certificate holder surrenders to the responsible organization an endorsed certificate representing the ownership interest.

(e) On payment of the judgment, the dissenting owner does not have an interest in the:

(1) ownership interest for which the payment is made; or

(2) responsible organization with respect to that ownership interest.

§ 10.365. COURT COSTS; COMPENSATION FOR APPRAISER.

(a) An appraiser appointed under Section 10.361 is entitled to a reasonable fee payable from court costs.

(b) All court costs shall be allocated between the responsible organization and the dissenting owners in the manner that the court determines to be fair and equitable.

§ 10.366. STATUS OF OWNERSHIP INTEREST HELD OR FORMERLY HELD BY DISSENTING OWNER.

(a) An ownership interest of an organization acquired by a responsible organization under this subchapter:

(1) in the case of a merger, conversion, or interest exchange, shall be held or disposed of as provided in the plan of merger, conversion, or interest exchange; and

(2) in any other case, may be held or disposed of by the responsible organization in the same manner as other ownership interests acquired by the organization or held in its treasury.

(b) An owner who has demanded payment for the owner’s ownership interest under Section 10.356 is not entitled to vote or exercise any other rights of an owner with respect to the ownership interest except the right to:

(1) receive payment for the ownership interest under this subchapter; and

(2) bring an appropriate action to obtain relief on the ground that the action to which the demand relates would be or was fraudulent.

(c) An ownership interest for which payment has been demanded under Section 10.356 may not be considered outstanding for purposes of any subsequent vote or action.

§ 10.367. RIGHTS OF OWNERS FOLLOWING TERMINATION OF RIGHT OF DISSENT.

(a) The rights of a dissenting owner terminate if:

(1) the owner withdraws the demand under Section 10.356;

(2) the owner’s right of dissent is terminated under Section 10.356;

(3) a petition is not filed within the period required by Section 10.361; or

(4) after a hearing held under Section 10.361, the court adjudges that the owner is not entitled to elect to dissent from an action under this subchapter.

(b) On termination of the right of dissent under this section:

(1) the dissenting owner and all persons claiming a right under the owner are conclusively presumed to have approved and ratified the action to which the owner dissented and are bound by that action;

(2) the owner’s right to be paid the fair value of the owner’s ownership interests ceases;

(3) the owner’s status as an owner of those ownership interests is restored, as if the owner’s demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner’s ownership interests were not canceled, converted, or exchanged as a result of the action or a subsequent action;

(4) the dissenting owner is entitled to receive the same cash, property, rights, and other consideration received by owners of the same class and series of ownership interests held by the owner, as if the owner’s demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner’s ownership interests were canceled, converted, or exchanged as a result of the action or a subsequent action;

(5) any action of the domestic entity taken after the date of the demand for payment by the owner under Section 10.356 will not be considered ineffective or invalid because of the restoration of the owner’s ownership interests or the other rights or entitlements of the owner under this subsection; and

(6) the dissenting owner is entitled to receive dividends or other distributions made after the date of the owner’s payment demand under Section 10.356, to owners of the same class and series of ownership interests held by the owner as if the demand had not been made, subject to any change in or adjustment to the ownership interests because of an action taken by the domestic entity after the date of the demand.

§ 10.368. EXCLUSIVITY OF REMEDY OF DISSENT AND APPRAISAL.

In the absence of fraud in the transaction, any right of an owner of an ownership interest to dissent from an action and obtain the fair value of the ownership interest under this subchapter is the exclusive remedy for recovery of:

(1) the value of the ownership interest; or

(2) money damages to the owner with respect to the action.

(End of Appendix C)